Filed Pursuant to Rule 424(b)(5)
Registration No. 333-196966

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be registered	Offering price per share	Aggregate offering price	Amount of registration fee
Common Stock	9,775,000(1)	$45.00	$439,875,000	$56,655.90(2)

(1)	Assumes that option amount of 1,275,000 shares of common stock is exercised.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 23, 2014)

8,500,000 Shares

AmSurg Corp.

Common Stock

$45.00 per share

We are selling 8,500,000 shares of our common stock. This offering is part of the financing for the Merger described herein.

Concurrently with this offering, we are offering 1,500,000 shares of our 5.25% Mandatory Convertible Preferred Stock, Series A-1 (the “Mandatory Convertible Preferred Stock”) (or 1,725,000 shares of our Mandatory Convertible Preferred Stock if the underwriters in that offering exercise their option to purchase additional shares of our Mandatory Convertible Preferred Stock in full), at a public offering price of $100 per share (the “Mandatory Convertible Preferred Offering”). The Mandatory Convertible Preferred Offering is being made by means of a separate prospectus supplement and accompanying prospectus and not by means of this prospectus supplement. The completion of this offering is not contingent on the completion of the Mandatory Convertible Preferred Offering, and the Mandatory Convertible Preferred Offering is not contingent on the completion of this offering.

Subsequent to this offering and the Mandatory Convertible Preferred Offering, we expect to enter into the New Senior Credit Facilities (as defined herein) and conduct a private offering of Debt Securities (as defined herein). Neither this offering nor the Mandatory Convertible Preferred Offering is contingent on the completion of the Financing Transactions (as defined herein) or on the completion of the Merger. We expect the remainder of the consideration for the Merger to come from the Mandatory Convertible Preferred Offering, the Financing Transactions, shares of our common stock to be issued in the Merger and cash on hand. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Mandatory Convertible Preferred Offering or any debt being sold or placed in the Financing Transactions. For more information, see “The Transactions” in this prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMSG.” The last reported sale price of our common stock on the Nasdaq Global Select Market on June 26, 2014 was $45.80 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-22 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$45.00	$382,500,000
Underwriting Discount	$1.80	$15,300,000
Proceeds to AmSurg Corp. (before expenses)	$43.20	$367,200,000

We have granted the underwriters the option to purchase up to an additional 1,275,000 shares of common stock from us at the public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus supplement. See the section of this prospectus supplement entitled “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about July 2, 2014 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	SunTrust Robinson Humphrey	Barclays	Deutsche Bank Securities

Goldman, Sachs & Co.	J.P. Morgan	Raymond James

Co-Managers

BMO Capital Markets

Piper Jaffray

Cantor Fitzgerald & Co.

Prospectus Supplement dated June 26, 2014

PROSPECTUS SUPPLEMENT

PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information in this prospectus supplement shall control. In addition, any statement in a filing we make with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the completion of this offering that adds to, updates or changes information contained in an earlier filing we made with the SEC shall be deemed to modify and supersede such information in the earlier filing, this prospectus supplement or the accompanying prospectus, as the case may be.

You should read this document together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are responsible for the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the front of this prospectus supplement and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

NON-GAAP FINANCIAL MEASURES

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as “EBITDA,” “Adjusted EBITDA” and “Acquisition Adjusted EBITDA.” We define EBITDA of AmSurg as net earnings from continuing operations attributable to AmSurg Corp. common shareholders, before interest expense, taxes, depreciation and amortization. We define Adjusted EBITDA of AmSurg as EBITDA, before share-based compensation and acquisition costs and inclusive of gains on deconsolidation. We define Acquisition Adjusted EBITDA of AmSurg as Adjusted EBITDA giving effect to recently completed acquisitions and the pending acquisition of Sheridan (as defined herein) (including cost savings expected in connection with the acquisition of Sheridan) as if such acquisitions had occurred on April 1, 2013. We define Adjusted EBITDA of Sheridan as net income (loss) before interest expense, taxes, depreciation and amortization and other non-recurring adjustments. We define Sheridan’s Acquisition Adjusted EBITDA as Adjusted EBITDA giving effect to Sheridan’s recent acquisitions, as if such acquisitions had occurred on April 1, 2013 and as if such acquired entities had been operated by Sheridan for the entire period.

We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to AmSurg and Sheridan, although other companies may calculate Adjusted EBITDA differently than AmSurg and Sheridan. Acquisition Adjusted EBITDA is presented as a further supplemental measure of an entity’s performance and its debt service capacity.

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EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles in the United States (“GAAP”). Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and such measures do not reflect any cash requirements for such replacements;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed below; and

•	other companies in our industry may calculate such measures differently than we do, limiting its usefulness as a comparative measure.

You should compensate for these limitations by relying primarily on our GAAP results, such as net income (loss), and using EBITDA only supplementally.

You are encouraged to evaluate each adjustment to Adjusted EBITDA and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA and therefore you should rely primarily on our GAAP results and use Adjusted EBITDA only supplementally. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments we use in deriving Adjusted EBITDA and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

Investors should be aware that Adjusted EBITDA and Acquisition Adjusted EBITDA for Sheridan may not be entirely comparable to AmSurg’s measures of Adjusted EBITDA and Acquisition Adjusted EBITDA. Acquisition Adjusted EBITDA has not been prepared in accordance with the requirements of Regulation S-X or any other securities laws relating to the presentation of pro forma financial information. Acquisition Adjusted EBITDA is presented for information purposes only and does not purport to represent what our actual financial position or results or operations would have been if the recently completed acquisitions and the pending acquisition of Sheridan had been completed as of an earlier date or that may be achieved in the future.

These measures are derived on the basis of methodologies other than in accordance with GAAP. These rules govern the manner in which non-GAAP financial measures are publicly presented and prohibit in all filings with the SEC, among other things:

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the exclusion of charges or liabilities that require, or will require, cash settlement or would have required cash settlement, absent an ability to settle in another manner, from a non-GAAP liquidity measure other than EBITDA and Adjusted EBITDA; and

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the adjustment of a non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual, when the nature of the charge or gain is such that it has occurred in the past two years or is reasonably likely to recur within the next two years.

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See “Prospectus Supplement Summary – Summary Historical Consolidated Financial Information—AmSurg” for descriptions of EBITDA, Adjusted EBITDA and Acquisition Adjusted EBITDA of AmSurg. See “Prospectus Supplement Summary – Summary Historical Consolidated Financial Information—Sheridan” for descriptions of EBITDA, Adjusted EBITDA and Acquisition Adjusted EBITDA of Sheridan. For a presentation of net income (loss) as calculated under GAAP and a reconciliation to EBITDA, Adjusted EBITDA, and Acquisition Adjusted EBITDA of AmSurg see “Prospectus Supplement Summary – Summary Historical Consolidated Financial Information—AmSurg” in this prospectus supplement. For a presentation of net income (loss) as calculated under GAAP and a reconciliation to EBITDA, Adjusted EBITDA, and Acquisition Adjusted EBITDA of Sheridan see “Prospectus Supplement Summary—Summary Historical Consolidated Financial Information—Sheridan” in this prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. These forward-looking statements generally are identified by the use of the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “may,” “will,” “intend,” “should,” or similar expressions, though not all forward-looking statements will contain these words. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, such forward-looking statements are not predictions of future events or guarantees of future performance and our actual results and events could differ materially from those set forth in the forward-looking statements. While it is impossible to identify all such factors, some of the factors that could impact our business and cause actual results to differ materially from forward-looking statements include, but are not limited to:

•	the Merger may not close, and in that event we would have broad discretion to determine the use of proceeds of this offering;

•	we may be come subject to monetary and other damages if the Merger does not close under certain circumstances;

•	our ability to close the Merger;

•	our ability to achieve the expected benefits of the Merger;

•	we may not achieve benefits from the Merger to offset the significant costs associated with the Merger;

•	our ability to operate a new line of business following consummation of the Merger;

•	unknown or contingent liabilities assumed in connection with the Merger;

•	our ability to generate sufficient cash to service all of our indebtedness;

•	our ability to obtain the regulatory approvals necessary to complete the Merger;

•	the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as our costs increase;

•	our ability to acquire and develop additional surgery centers on favorable terms;

•	our ability to compete for physician partners, managed care contracts, patients and strategic relationships;

•	adverse developments affecting the medical practices of our physician partners;

•	our ability to maintain favorable relations with our physician partners;

•	our ability to grow revenues by increasing procedure volume while maintaining operating margins and profitability at our existing centers;

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•	our ability to manage the growth in our business and integrate acquired businesses;

•	our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;

•	adverse weather and other factors beyond our control that may affect our surgery centers;

•	our failure to comply with applicable laws and regulations;

•	our ability to effectively and timely transition to the ICD-10 coding system;

•	the risk of changes in legislation, regulations or regulatory interpretations that may negatively affect us;

•	the risk of becoming subject to federal and state investigation;

•	uncertainties regarding the impact of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010;

•	the risk of regulatory changes that may obligate us to buy out the ownership interests of physicians who are minority owners of our surgery centers;

•	potential liabilities associated with our status as a general partner of limited partnerships that own and operate certain of our surgery centers;

•	liabilities for claims brought against our facilities;

•	our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;

•	potential write-off of all or a portion of intangible assets; and

•	potential liabilities relating to the tax deductibility of goodwill.

A discussion of these and other risks and uncertainties, including additional risks relating to Sheridan’s business to which we would be subject following the Merger and risks relating to our common stock that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled “Risk Factors” in this prospectus supplement. Given these uncertainties, you should not place undue reliance on such statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein. This summary is not complete and does not contain all of the information that you should consider before making a decision to invest in our common stock in this offering. You should carefully read this entire prospectus supplement and the accompanying prospectus, including each of the documents incorporated herein and therein by reference, before making an investment decision, especially the risks of investing in our common stock discussed under the “Risk Factors” section of this prospectus supplement. See also “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “AmSurg” and the “Company” refer to AmSurg Corp. and its subsidiaries, and references to “Sheridan” refer to Sunbeam Holdings, L.P. and its subsidiaries. References to the “combined company” refer to the Company following the consummation of the Merger (as defined below under “—The Transactions—Merger),” and assume that the Merger is completed. This offering is not conditioned on the closing of the Merger and there can be no assurance that the Merger will be consummated on the terms described herein or at all. References to “underwriters” refer to the firms listed on the cover page of this prospectus supplement.

Our Company

We are the largest owner and operator of outpatient ambulatory surgery centers (“ASCs,” “surgery centers” or “centers”) in the United States based upon total number of facilities. We operate 243 ASCs in 34 states and the District of Columbia in partnership with approximately 2,100 physicians. Our company was formed in 1992 for the purpose of acquiring, developing and operating ASCs in partnership with physicians. Our surgery centers are typically located adjacent to or in close proximity to the medical practices of our partner physicians. We generally own a majority interest, primarily 51%, in the facilities we operate. We also own a minority interest in certain facilities in partnerships with leading health systems and physicians and intend to continue to pursue such partnerships. Our surgery centers primarily provide non-elective, high volume, lower-risk surgical procedures across multiple specialties, including, among others, gastroenterology, ophthalmology, and orthopaedics. Our ASCs are designed with a cost structure that creates significant savings for patients and payors when compared to surgical services performed in hospital outpatient departments (“HOPDs”).

We acquire, develop and operate ASCs through the formation of partnerships with physicians and health systems to serve the communities in our markets. Since physicians are critical to the delivery of healthcare, we have developed our operating model to encourage physicians to affiliate with us. We believe we attract physicians because our facilities adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician efficiency and engagement. We believe that our focus on physician satisfaction combined with providing safe, high-quality healthcare in a friendly and convenient environment for patients will continue to make our ASCs an attractive alternative to HOPDs for physicians, patients and payors.

We focus on providing high-quality surgery centers that meet the needs of patients, physicians and payors. We believe our facilities (1) enhance the quality of care for our patients, (2) provide significant administrative, clinical and efficiency benefits to physicians, and (3) offer a low cost alternative for patients and payors. We believe these attributes combined with our long history of successfully identifying, executing and integrating center acquisitions have largely led to our consistent track record of strong growth.

For the year ended December 31, 2013, approximately 1.6 million surgical procedures were performed in our ASCs generating approximately $1.08 billion in total revenues. For the three months ended March 31, 2014, approximately 400,000 surgical procedures were performed in our ASCs generating approximately $263.1 million in total revenues.

Acquisition of Sheridan Healthcare

Overview

On May 29, 2014, we entered into a definitive agreement to acquire Sheridan, a privately-owned leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities, for total consideration of approximately $2.35 billion (the “Merger”), comprised of approximately $1.74 billion in cash and AmSurg equity valued at approximately $613.2 million at the time of signing. We may replace all or a portion of the equity component with additional cash. We intend to use the net proceeds of this offering of shares of our common stock, the net proceeds of the Mandatory Convertible Preferred Offering, the incurrence of new indebtedness as described under “The Transactions—Financing Transactions,” together with shares of our common stock to be issued in the Merger and cash on hand, to (i) repay borrowings outstanding under our existing senior secured revolving credit facility; (ii) repay the outstanding balance of our senior secured notes due 2020; and (iii) pay the Merger Consideration (as defined below) and related fees and expenses.

We believe the Merger creates a leading, physician-centric surgical center and physician outsourcing company with a diversified, complementary business mix and a significantly enhanced growth profile. By combining two market leaders, the transaction creates a company well-positioned to address the challenges facing physicians, health systems, payors and communities. The combined company will operate in over 120 markets across 38 states with more than 540 sites of service.

For the three months ended March 31, 2014 and the year ended December 31, 2013, giving effect to the Merger but not giving full effect to two acquisitions Sheridan closed, one in November 2013 and the other in February 2014, the combined company would have generated pro forma revenue of approximately $513.9 million and $2.0 billion, respectively, pro forma net income of $10.1 million and $38.5 million, respectively, and combined Adjusted EBITDA of $82.3 million and $340.7 million, respectively. For the twelve months ended March 31, 2014, the combined company would have had Acquisition Adjusted EBITDA of $404.1 million. For a reconciliation of Adjusted EBITDA and Acquisition Adjusted EBITDA to net income for each of AmSurg and Sheridan, see “—Summary Historical Consolidated Financial Information.”

The Merger combines two market leaders in attractive, complementary and adjacent specialties and creates a combined company with significantly increased diversity and scale. The following charts illustrate the percentage of revenue for the year ended December 31, 2013 for each of AmSurg, Sheridan and the combined company by specialty:

Sheridan Overview

Sheridan is a leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities. Sheridan delivers physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine services, to more than 300 healthcare facilities. Since 1962, Sheridan has grown both organically and through acquisitions, and today employs more than 2,600 physicians and other healthcare professionals who apply a care-centric approach to medical care. Sheridan is a national organization with practices in 25 states, with a significant presence in Florida, New Jersey, Texas and California. We believe its scale and ability to leverage administrative and support infrastructure enable Sheridan to effectively recruit and retain physicians, provide services at lower costs and generate attractive profit margins.

Sheridan’s primary specialties include:

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Anesthesiology. Sheridan is one of the two largest and most experienced providers of outsourced anesthesia services in the United States. In 2013, approximately 1,500 Sheridan anesthesia professionals serviced approximately 840,000 anesthetics cases at approximately 170 healthcare facilities.

•

Children’s Services. We believe Sheridan is the second largest provider of children’s services in the United States, including neonatology, pediatric hospitalist, pediatric intensivist and pediatric emergency medicine services, and currently provides approximately 60 children’s services programs nationally with more than 190,000 patient days annually.

•

Radiology. Sheridan is a leading provider of radiology services in the United States, consisting primarily of facility-based services, augmented by tele-radiology services. In 2013, Sheridan radiologists serviced more than 2,000,000 studies.

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Emergency Medicine Services. Sheridan is a leading national provider of emergency medicine services to hospitals. With an annual visit volume of approximately 500,000 patients, Sheridan provides high-quality care that is also cost-effective, supporting clients’ facilities as well as their communities.

Sheridan is dedicated to achieving the best outcomes for patients, and has been able to successfully and profitably grow its business by delivering strong and consistent value to two key constituents:

Clients, Including Hospitals, ASCs and Other Healthcare Facilities. We believe Sheridan’s national scale and footprint enable it to provide better coordination of care, better physician coverage, stronger recruiting services, more professional and experienced management and improved patient throughput and outcomes as compared to smaller independent physician groups or directly affiliated facility practices with which Sheridan competes. Since 2011, Sheridan has experienced, on average, a greater than 95% annual retention rate, based on revenue, across all healthcare facilities.

Physicians and Other Healthcare Professionals. Sheridan employs more than 2,600 healthcare professionals nationwide, including approximately 1,200 physicians. Sheridan provides clinical resources and handles administrative support functions for these healthcare professionals, allowing them to focus on providing quality medical care. We believe that the level of clinical autonomy, attractive compensation and infrastructure support provided to these healthcare professionals makes Sheridan a more attractive alternative in comparison to smaller provider groups. Since 2011, Sheridan has maintained, on average, an annual voluntary physician retention rate of greater than 93%.

Sheridan has been growing both organically through same-contract revenue growth and new contract wins, as well as through acquisitions of complementary medical practice groups, including two acquisitions, one of which closed in November 2013 and the other in February 2014. For the year ended December 31, 2013 and not adjusted for the full year impact of these acquisitions, Sheridan generated $919.2 million in net revenue, 68% of which came from anesthesiology, $13.7 million of net income and $149.3 million of Adjusted EBITDA. See “—Summary Historical Consolidated Financial Information — Sheridan” for a calculation of Adjusted EBITDA.

Acquisition Rationale

We believe that our acquisition of Sheridan presents a unique opportunity to create a differentiated, market leading healthcare services provider with an attractive financial profile, and we expect to realize several benefits from the Merger, including the following:

Catalytic to our Total and Organic Growth Potential. We expect the combined company to benefit from an accelerated, differentiated and diversified organic and acquisition growth profile. We expect Sheridan to continue its established track record of organic growth through both same-contract growth and net new contract wins, which we believe to be immediately accretive to AmSurg. Sheridan has made significant investment in its business development effort, which has led to strong momentum in new contract wins. During 2012 and 2013, Sheridan achieved new contract wins of 23 and 27, respectively, a significant increase from 2011 new contract wins of seven. We intend to utilize our footprint in over 100 markets to expand Sheridan’s current geographical presence. In addition, we expect to introduce Sheridan’s services to a broad set of new potential clients via relationships we are continuing to develop with leading health systems across the country. We expect industry fundamentals to drive continued tailwinds in both the physician outsourcing space as well as the ASC space to support continued growth in each of our and Sheridan’s businesses.

Enhances Acquisition Opportunities. Continued execution on our acquisition strategy remains a core component of our ongoing business strategy. We expect our acquisition of Sheridan will provide us increased discretionary free cash flow to increase our annual acquisition expenditures. The combination also significantly enhances the pool of acquisition opportunities available to us and we believe it will facilitate an even greater focus on deployment of capital towards acquisition opportunities. We believe the Merger increases our total addressable market from approximately $15 billion to over $65 billion. With the addressable market largely characterized by significant fragmentation and comprised of local and regional operators, we expect our acquisition pipeline to remain robust.

Combination Forms a New Go-to-Market Strategy Which Creates Revenue and Growth Synergy Opportunities. Health systems, physicians and payors are increasingly looking to experienced and sophisticated partners and vendors to address a variety of key challenges. After consummation of the Merger, we believe our unique and complimentary suite of services will position us as a partner of choice for key healthcare constituents. We believe the combined company will be uniquely differentiated with its combination of solutions, expertise and experience.

Responsive to Key Trends Impacting the Healthcare Industry. The combined company will be well positioned to provide a differentiated suite of services to the key players across the healthcare continuum. Specifically, the combined company will be uniquely positioned to capitalize on two key trends impacting healthcare today: the migration of procedures into outpatient settings and the continued outsourcing of critical hospital based physician services to large national and regional providers.

Industry Trends

The combined company will be uniquely positioned to address many of the trends impacting where and by whom healthcare is delivered today. A key attribute of the Merger is it will give the combined company the assets and physician capabilities to comprehensively address the trends in healthcare occurring both inside and outside the hospital setting. We believe this is a unique ability that will position us to grow our business going forward.

Rising Demand for Healthcare Services. Based on projections from the Centers for Medicare & Medicaid Services (“CMS”), from 2013 to 2022, national healthcare expenditures are projected to increase at a nominal annual growth rate of 6.1%, the population of the United States is expected to grow 8% and the percentage of individuals over the age of 65 in the United States is expected to grow from 14% in 2013 to 17% in 2022. We believe these trends will contribute to an increasing number of surgeries and medical procedures and a growing need for all of the services of the combined company.

Increased Migration of Procedures to Outpatient Surgical Facilities. We believe, for the procedures that can be performed in an ambulatory surgery center, ASCs provide the highest quality care in the most convenient and affordable modality, benefiting the provider, patient and payor. As such, we believe the following factors have contributed to the increased migration of procedures to outpatient surgical facilities.

Cost-Effective Alternative. With the same procedure in an ASC costing approximately one-half the amount Medicare pays for HOPD procedures (and even greater potential savings for commercial payors), migrating volumes to an ASC setting represents a significant opportunity to reduce overall healthcare spending. With significant focus across the U.S. healthcare industry on lowering the cost of high quality care, ASCs are well positioned to benefit from an increasing shift of procedure volumes out of higher cost hospital settings. We believe healthcare consumerism and price transparency will further benefit this trend. The relative cost advantages of ASCs versus hospital inpatient and outpatient departments are due to a number of reasons, including lower facility development costs, more efficient staffing and space utilization and a specialized operating environment focused on cost containment.

Physician and Patient Preference. We believe many physicians prefer ASCs because these surgery centers enhance physicians’ productivity by providing them with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases, allowing them to perform more surgeries in a defined period of time. Many patients prefer ASCs as a result of more convenient locations, shorter waiting times and more convenient scheduling and registration than HOPDs.

New Technology. New technology and advances in anesthesia, which have been increasingly accepted by physicians and payors, have significantly expanded the types of surgical procedures that can be performed in ASCs. Lasers, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with surgical procedures. Improved anesthesia has also shortened recovery time by reducing postoperative side effects, thereby avoiding overnight hospitalization.

Shift Towards Large National and Regional Providers of Physician Outsourcing. Hospitals, ASCs and other healthcare facilities are increasingly utilizing large national and regional providers of outsourced healthcare professionals as a means of reducing operating expenses, achieving targeted physician coverage levels, and increasing operational efficiency to improve patient flow, reduce wait times, coordinate care, shorten lengths of stay and reduce readmission rates, all of which lead to lower costs and promote improved patient care.

Opportunities Created by Healthcare Reform. We believe the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Health Reform Law”), and other measures of healthcare reform should increase the number of people with access to healthcare insurance over time. These measures are expected to reduce the number of uninsured and underinsured, which we believe will in turn lead to increased demand for healthcare services. The recent reform legislation also increases the obligation of healthcare providers to provide coordinated care and holds providers accountable for showing measurable patient outcomes. As a national provider group, we believe that the combined company is in a favorable position to serve the expected growth in patient populations and to meet the needs of our partners and clients for increased coordination and outcomes measurement.

Pressures on Physicians and Physician Groups. Physician and physician groups are increasingly under pressure to join larger organizations, particularly hospitals and health systems. We believe partnership and employment options with the combined company, with a physician centric culture, infrastructure and breadth of physician services, will provide physicians an attractive alternative to other options. The combined company will provide physicians the ability to practice medicine consistent with their current individual or small group practices with the stability, infrastructure and upward mobility opportunities of a large organization with over $2.0 billion in pro forma annual revenue.

Competitive Strengths

We believe the combined company will be distinguished by the following competitive strengths:

Market Leading ASC and Multi-Specialty Outsourced Physician Provider with National Scale. After consummation of the Merger, we expect to expand our position as the largest owner and operator of outpatient ambulatory surgery centers based upon total number of facilities and one of the largest providers of multi-specialty outsourced healthcare services in the United States. The combined company will operate in over 120 markets across 38 states and more than 540 sites of service. We believe our geographic diversification will provide us with a strong competitive position within the highly fragmented industries the combined company will serve. We believe our national scale and position as a large, public company operator has made and will continue to make us an attractive partner for physicians and service provider for clients. Our infrastructure not only improves productivity and quality of care while reducing the cost of care, but also provides operating leverage to drive economies of scale.

Diversified Business with Attractive Payor Mix. After consummation of the Merger, we will have a highly diversified portfolio of business lines, producing revenue across a broad base of medical services. Giving effect to the Merger, our revenue will be generated by over 5.6 million procedures and patient encounters performed by approximately 6,100 physicians and healthcare professionals at over 540 locations. In addition, the combined company will have a well-diversified payor mix, with approximately 23% of pro forma 2013 revenue, net of bad debt expense, having been derived from government payors. Because of the largely non-emergent nature of procedures and patient encounters across the combined company’s operations, 2013 combined bad debt would have been approximately 4% of 2013 pro forma revenue.

Recurring Revenue Stream from Long-standing Partner and Client Base. Many of Sheridan’s client relationships exceed 15 years, including its original client that has been serviced by Sheridan for more than 50 years. We believe Sheridan’s value proposition to clients, its commitment to quality and clinical excellence and proactive approach to integrating its physicians into the clinical leadership at its clients help enhance the client’s operations and strengthen the quality of the relationships Sheridan enjoys. AmSurg enjoys long-standing and ongoing relationships with our physician partners, including ongoing partnerships with the physician groups with whom we entered into our first joint-ventures over 20 years ago. We believe our physician-centric culture and unwavering focus on executing and enhancing the value proposition we provide to our physician partners has led to strong relationships throughout our platform and is evidenced by our 98% physician satisfaction rating.

Proven Ability to Identify, Acquire, and Integrate Businesses. Both we and Sheridan have a long and successful track record of executing acquisitions. Over the last five years, we have successfully acquired an ownership interest in 70 ASCs for a combined acquisition price of $767.1 million. Since 2010, Sheridan has acquired and integrated 15 physician group practices and healthcare service practices and three ASCs for a combined acquisition price of approximately $480.0 million. Both companies use experienced teams of operations and financial personnel to conduct thorough diligence on potential targets and dedicated teams responsible for the integration of acquired centers and practices. We believe the strength of both our and Sheridan’s reputation coupled with leading execution expertise will allow the combined company to continue to drive strong growth through acquisitions.

Favorable Cash Flow Characteristics. Given the scale of each of ours and Sheridan’s businesses, and the ability to leverage administrative and support infrastructure, we and Sheridan have both been able to demonstrate consistent and favorable Adjusted EBITDA margins of 16% to 18% over the last three years. The strong revenue growth coupled with stable margins and relatively low capital expenditures (approximately 2% on a pro forma basis) and working capital requirements has resulted in strong and growing cash flows from operations.

Experienced and Long-tenured Management Team. Our senior management team and the senior management team of Sheridan, who we expect will join AmSurg upon completion of the Merger, have extensive healthcare industry experience. Our combined executive team will have an average of over twenty-five years of relevant experience, many of whom have been with either AmSurg or Sheridan for over ten years. Importantly, as part of the Merger, we expect to supplement our executive team with the key operational leaders of Sheridan who will continue to maintain responsibility for the execution of the Sheridan growth strategy and have significant experience successfully managing customer relationships through historical ownership changes.

Business Strategy

After completion of the Merger, both we and Sheridan will continue to pursue the strategies which have proven successful and have been instrumental in building and maintaining market leader positions in each of our respective sectors. In addition, there will be exciting new ways to grow the business through the pursuit and acquisition of synergistic growth opportunities.

Integrated Go-To-Market Strategy

New Contract Wins. Building on Sheridan’s demonstrated track record of successfully driving organic growth via financially attractive and highly capital efficient new contract wins, we expect the combination of AmSurg and Sheridan will meaningfully accelerate this effort. The Merger materially broadens Sheridan’s geographic reach, with Sheridan having minimal presence in 19 of our top 30 markets. We expect to utilize Sheridan’s business development infrastructure within our more than 100 markets to increase the pipeline and number of new contract wins.

New Health System / ASC Joint Ventures. We are engaged in partnership discussions with leading in-market health systems in a significant number of our more than 100 markets. Thanks to our combination with Sheridan, the differentiated suite of solutions we can offer to these potential health system partners significantly broadens the scope of these discussions and makes us a more attractive choice for partnering. We believe executing on only one or two additional partnerships per year could meaningfully enhance our growth profile.

Collaborative Vertical Integration of Sheridan Anesthesia Services within Our ASC Portfolio. Within our current portfolio of 243 ASCs, we believe more than $250 million of anesthesia revenues are generated. A significant number of our 56 multi-specialty facilities are currently serviced by local or small regional anesthesia providers. In addition, there has been a rapid shift in gastroenterology facilities from “conscious sedation” to “deep sedation” for colonoscopies as Propofol has increasingly become the standard of care for use in the procedure. We believe our ability to offer Sheridan’s best in class anesthesia services to our physician partners, with its substantial infrastructure and expertise driving superior clinical excellence, will be an additional value-add service that will be met with strong demand within our current portfolio.

Ambulatory Surgery Center Strategy

Attract and Retain Physicians that are Leaders in Their Specialty and Market. Physicians are critical to the delivery of healthcare and are a valuable component of our operating model. Under our partnership structure, physicians gain a partner in AmSurg who provides key management services, including clinical and regulatory support, financial reporting, performance measurement, group purchasing, contracting, and marketing services. Based on our third-party administered physician satisfaction survey in 2013, we achieved a 98% physician satisfaction rate. We believe our focus on physician satisfaction, combined with providing safe, high quality healthcare in a patient friendly and convenient environment, helps us attract and retain physician partners.

Increase Same-Center Revenue Growth. We grow revenues in our existing facilities primarily through increasing procedure volume by increasing the number of physicians performing procedures at our centers, marketing our centers to referring physicians, payors and patients, and achieving efficiencies in center operations.

Expand Our National Network of ASCs. While we have been an active acquirer of ASCs historically, the market remains fragmented, providing many opportunities for additional acquisitions. We target ownership in single-specialty ASCs, as well as multi-specialty ASCs that are equipped and staffed to perform surgical procedures in more than one specialty. We believe the aging demographics of the U.S. population will be a source of procedure growth, particularly for gastroenterology and ophthalmology ASCs. We will also opportunistically pursue the acquisition of companies that own and operate multiple ASCs.

Hospital-Based Physician Strategy

Drive Organic Growth Through Strong Same-Contract Growth and New Contract Wins. Sheridan’s business model has consistently demonstrated the ability to generate strong organic growth, not only in same-contract performance, but also through new contract wins. The ability to drive same-contract growth is rooted in delivering distinctive service to the existing client base, primarily by expanding and enhancing physician services capabilities. In addition, Sheridan’s differentiated capabilities, market presence and investment in its new contract business development infrastructure have generated a strong track record of new contract wins to-date, both with existing and new clients. We believe the expanded efforts and dedicated internal resources will position Sheridan well to continue to win new contracts.

Executing Accretive Acquisitions to Augment Organic Growth. As the hospital-based physician industry continues to consolidate, we believe Sheridan will have the opportunity to augment already strong organic growth through opportunistic and accretive acquisitions of regional and local providers. Sheridan will continue to target strategic “platform” practices to catalyze future growth in new markets and “in-market” practices in geographies where an established presence exists. We expect Sheridan to realize both top-line and bottom-line synergies as acquired practices are integrated and Sheridan leverages best practices, processes and technology to drive significant value creation in a capital efficient way. Since 2010, Sheridan has successfully acquired and integrated 15 physician group and healthcare service practices and three ASCs adding more than 850 healthcare professionals.

Enhancing Profitability by Achieving Further Operating Efficiencies. We believe that Sheridan’s operating efficiency can be improved as the business grows. Sheridan’s infrastructure is designed to achieve economies of scale by enhancing profitability with revenue growth without compromising the quality of operations or clinical care. We believe Sheridan’s processes related to contracting, billing, coding, collection and compliance have driven a track record of strong revenue cycle management. Sheridan has made significant investment in infrastructure, including management information systems that will continue to enable Sheridan to improve the clinical results and key client metrics while reducing the cost of providing patient care.

The Transactions

The Merger

On May 29, 2014, AmSurg, Arizona Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of AmSurg (“Merger Sub”), and Arizona II Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of AmSurg (“Merger Sub II”), entered into a Purchase Agreement and Agreement and Plan of Merger with Sunbeam GP Holdings, LLC, a Delaware limited liability company (“Seller”) , Sunbeam GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Sunbeam Holdings, L.P., a Delaware limited partnership (the “Partnership”), Sunbeam Primary Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Partnership (“Sunbeam Primary”), and HFCP VI Securityholders’ Rep LLC, a Delaware limited liability company, in its capacity as agent and attorney-in-fact for Seller and the unitholders of the Partnership (“Unitholders”), as amended by Amendment No. 1 to Purchase Agreement and Agreement and Plan of Merger, dated June 12, 2014 (as amended, the “Merger Agreement”). The Partnership is an indirect parent company of Sheridan Healthcare, Inc. We refer to the transactions contemplated by the Merger Agreement as the “Merger.”

If the Merger is consummated, we will pay the Seller and the Unitholders aggregate consideration of $2.35 billion, less proceeds used to retire certain Partnership indebtedness, subject to certain closing adjustments (the “Merger Consideration”). We expect to finance the Merger through a combination of borrowings under our New Senior Credit Facilities (as defined herein) and other debt securities as described below under “—Financing Transactions,” shares of our capital stock to be issued pursuant to the Merger Agreement, the proceeds of this offering, the proceeds of the Mandatory Convertible Preferred Offering and cash on hand. Pursuant to the Merger Agreement, we will use 50% of the first $400.0 million of aggregate net proceeds from this offering and the Mandatory Convertible Preferred Offering, 100% of the aggregate net proceeds between $400.0 million and $500.0 million from this offering and the Mandatory Convertible Preferred Offering, and 50% of the aggregate net proceeds in excess of $500.0 million from this offering and the Mandatory Convertible Preferred Offering to increase the portion of the Merger Consideration to be paid in cash and reduce the portion of the Merger Consideration to be paid in our capital stock. We may elect to use additional net proceeds of this offering or the Mandatory Convertible Preferred Offering or other available funds to increase the cash portion, and reduce the stock portion, of the Merger Consideration.

Pursuant to the terms of the Merger Agreement, we will issue shares of our common stock as a portion of the Merger Consideration, unless the stock portion of the Merger Consideration would result in us issuing shares of our common stock representing more than 19.99% of our issued and outstanding shares of common stock as of Closing. In that case, we would instead issue to the Seller and the Unitholders (i) shares of our Series D Mandatorily Convertible Preferred Stock (“Series D Preferred Stock”), which shares would be convertible, subject to certain restrictions, upon shareholder approval, or at our option or the option of the holders of Series D Mandatorily Convertible Preferred Stock, into shares of our common stock representing up to 19.99% of our issued and outstanding shares of common stock as of Closing, and (ii) shares of our Series E Contingent Convertible Preferred Stock (“Series E Preferred Stock”), which would be convertible, subject to shareholder approval as described below, into shares of our common stock (collectively, “Preferred Merger Securities”). If we issue Preferred Merger Securities as part of the Merger Consideration, following the Merger we would seek shareholder approval of the conversion of the Preferred Merger Securities into shares of our common stock. Assuming successful completion of this offering and the Mandatory Convertible Preferred Offering, we do not expect to issue any Preferred Merger Securities as part of the Merger Consideration. However, there can be no assurance that we will not be required to issue the Preferred Merger Securities pursuant to the Merger Agreement. See “The Transactions—The Preferred Merger Securities.”

The consummation of the Merger is subject to certain conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (“HSR”) and certain other regulatory approvals. For a more detailed description of the Merger, the Merger Agreement, the Merger Consideration and the Preferred Merger Securities, see “The Transactions.”

This offering is not conditioned on the closing of the Merger and there can be no assurance that the Merger will be consummated on the terms described herein or at all.

Financing Transactions

Facilities

In connection with the Merger, we entered into a financing commitment with various financial institutions, including certain of the underwriters in this offering or their affiliates, pursuant to which, and subject to certain conditions, the financial institutions committed (which we refer to as the “financing commitment”) to provide to us up to $1.375 billion in senior secured credit facilities, comprised of a revolving credit facility of up to $250.0 million (the “New Revolving Credit Facility”) and a term loan facility of up to $1.125 billion (the “New Term Loan Facility” and, together with the New Revolving Credit Facility, the “New Senior Credit Facilities”) and a senior unsecured increasing rate bridge loan of up to $1.021 billion (the “Bridge Facility” and, collectively with the New Senior Credit Facilities, the “Facilities”). The proceeds of the Facilities will be used to partially finance the Merger Consideration and to pay costs, fees and expenses related to the Merger, as described under “Use of Proceeds.” The proceeds of any Debt Securities Offering (as defined below) will reduce or terminate the commitments with respect to the Bridge Facility on a dollar for dollar basis.

Concurrent Mandatory Convertible Preferred Offering

Concurrently with this offering, we are offering, by means of a separate prospectus supplement, 1,500,000 shares of our Mandatory Convertible Preferred Stock, plus up to 225,000 additional shares of Mandatory Convertible Preferred Stock that the underwriters of the Mandatory Convertible Preferred Offering have the option to purchase from us, in each case at a public offering price of $100.00 per share. For a description of some of the expected terms of the Mandatory Convertible Preferred Stock, see “The Transactions—Financing Transactions—Concurrent Mandatory Convertible Preferred Offering” included elsewhere in this prospectus supplement. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy the securities being offered in the Mandatory Convertible Preferred Offering. The completion of this offering is not contingent on the completion of the Mandatory Convertible Preferred Offering, and the Mandatory Convertible Preferred Offering is not contingent on the completion of this offering.

Debt Securities Offering

On or after the commencement of this offering, we expect to conduct a private offering (the “Debt Securities Offering”) of additional debt securities (the “Debt Securities”). We anticipate that the Debt Securities would be senior obligations, rank equal in right of payment with our existing senior unsecured notes due 2020 (the “Existing 2020 Notes”), not be convertible, be unsecured and be guaranteed by our existing and future domestic subsidiaries that will guarantee the New Senior Credit Facilities. The proceeds of the Debt Securities Offering will reduce or terminate the Bridge Facility commitments on a dollar for dollar basis. The foregoing description and any other information regarding the Debt Securities Offering is included herein solely for informational purposes. The Debt Securities Offering will be made by a separate offering memorandum and is not part of the offering to which this prospectus supplement relates. The Debt Securities Offering has not been and will not be registered under the Securities Act, and the Debt Securities will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any such Debt Securities.

The amount and terms and conditions of the Debt Securities Offering will be subject to market conditions. There can be no assurance that we will be able to issue any such Debt Securities on terms and conditions acceptable to us. This offering is not contingent on the consummation of the Debt Securities Offering, and the Debt Securities Offering is not contingent upon completion of this offering. The closing of the Debt Securities Offering will be conditioned on the simultaneous closing of the Merger.

We intend to use the proceeds of this offering, the Mandatory Convertible Preferred Offering, the New Senior Credit Facilities and the Debt Securities Offering to finance the Merger as described under “Use of Proceeds.” In this prospectus supplement, we refer to the New Senior Credit Facilities and the Debt Securities Offering as, collectively, the “Financing Transactions” and together with the Merger, the “Transactions.”

We cannot assure you that we will complete any of the Financing Transactions on the terms contemplated by this prospectus supplement or at all. For a more detailed description of the Financing Transactions, see “The Transactions—Financing Transactions.”

The Offering

The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the common stock, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered	8,500,000 shares of common stock or 9,775,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full.

Common stock to be outstanding immediately following this offering	41,071,937 shares or 42,346,937 shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $366.5 million (or approximately $421.6 million if the underwriters’ option to purchase additional shares is exercised in full) after deducting the underwriting discounts and commissions and approximately $700,000 in other estimated expenses of this offering payable by us. We intend to use the net proceeds of this offering of shares of our common stock and the net proceeds of the Mandatory Convertible Preferred Offering, together with shares of our common stock to be issued in the Merger and the Financing Transactions as described under “The Transactions—Financing Transactions” and cash on hand, to (i) repay borrowings outstanding under our existing senior secured revolving credit facility; (ii) repay the outstanding indebtedness under our senior secured notes due 2020; (iii) pay the Merger Consideration; and (iv) pay fees and expenses related to the Merger. A portion of the net proceeds of this offering and the Mandatory Convertible Preferred Offering will be used to increase the cash portion of the Merger Consideration and reduce the portion paid in shares of our capital stock. See “The Transactions.”

If the Merger is not consummated, we expect to use the net proceeds of this offering and the Mandatory Convertible Preferred Offering to repay our outstanding indebtedness under our existing senior secured revolving credit facility without reducing the revolving commitments of the lenders thereunder and for general corporate purposes. See “Risk Factors—Risks Related to the Merger—We intend to use the net proceeds from this offering to fund a portion of the Merger Consideration, but this offering is not conditioned upon the closing of the Merger and we will have broad discretion to determine alternative uses of proceeds” and “Use of Proceeds.”

Dividends	We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, subject to certain covenants in our debt agreements which limit, but may not restrict, our ability to pay dividends. See “Risk Factors—Risks Related to Our Common Stock—You likely will not receive dividends on the shares of our common stock.”

Transfer agent	Computershare Trust Company N.A.

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	AMSG

The number of shares of our common stock to be issued and outstanding after this offering is based on 32,571,937 shares of common stock issued and outstanding as of June 26, 2014, which number excludes:

•	the shares of common stock to be issued pursuant to the Merger Agreement;

•

up to 3,333,333 shares of our common stock (up to 3,833,333 shares of our common stock if the underwriters in the Mandatory Convertible Preferred Offering exercise their option to purchase additional Mandatory Convertible Preferred Stock in full), in each case subject to anti-dilution, make-whole and other adjustments, that would be issuable upon conversion of the Mandatory Convertible Preferred Stock we anticipate will be issued in the Mandatory Convertible Preferred Offering;

•	201,596 shares of our common stock issuable upon the exercise of stock options exercisable at a weighted average price of $22.90 per share; and

•	an additional 1,174,870 shares of our common stock available for issuance under our 2014 Equity and Incentive Plan.

Unless otherwise indicated, all information in this prospectus supplement assumes that (1) the underwriters’ options to purchase additional shares both in this offering and the Mandatory Convertible Preferred Offering have not been exercised and (2) we elect to pay any and all dividends with respect to the Mandatory Convertible Preferred Stock in cash.

Our principal executive offices are located at 20 Burton Hills Boulevard, Suite 500, Nashville, Tennessee 37215, and our telephone number at these offices is (615) 665-1283. Our internet address is www.amsurg.com. The information contained on our website is not part of this prospectus supplement.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

AmSurg

The following table sets forth our summary historical consolidated financial information for the periods presented. The summary historical consolidated statement of earnings data for the years ended December 31, 2013, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus supplement. Such historical consolidated financial information for the years ended December 31, 2013, 2012 and 2011 have not been recast to reflect the results of operations of one center that was discontinued during the three months ended March 31, 2014 due to the immateriality of such reclassification. The summary consolidated balance sheet data as of December 31, 2011 is derived from our audited consolidated financial statements and related notes thereto for the fiscal year ended December 31, 2011, which are not included or incorporated by reference into this prospectus supplement. The summary historical consolidated statement of earnings for the three months ended March 31, 2014 and March 31, 2013, and the consolidated balance sheet data, as of March 31, 2014 have been derived from our unaudited condensed consolidated financial statements and related notes thereto for the three months ended March 31, 2014, which are included elsewhere in this prospectus supplement. See “Index to Consolidated Financial Statements.” In the opinion of management, the unaudited financial data set forth below reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of our financial position and results of our operations for those periods. The financial information presented may not be indicative of our financial performance in future periods. This financial information and other data should be read in conjunction with our audited and unaudited consolidated financial statements, and related notes thereto contained elsewhere in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,			(unaudited) Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in thousands)
Consolidated Statement of Earnings Data:
Revenues	$1,079,343	$923,182	$772,075	$263,107	$258,189
Operating expenses excluding depreciation and amortization	713,638	614,143	508,449	177,183	170,898
Depreciation and amortization	33,028	29,850	25,645	8,374	8,008
Gain on deconsolidation	2,237	—	—	2,045	2,237
Equity in earnings of unconsolidated affiliates	3,151	1,564	613	764	402

Operating income	338,065	280,753	238,594	80,359	81,922
Interest expense, net	29,538	16,967	15,327	6,963	7,542

Earnings from continuing operations before income taxes	308,527	263,786	223,267	73,396	74,380
Income tax expense	49,754	42,364	34,973	13,057	12,269

Net earnings from continuing operations	258,773	221,422	188,294	60,339	62,111
Net earnings from continuing operations attributable to noncontrolling interests	186,120	159,187	138,269	42,835	44,361

Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$72,653	$62,235	$50,025	$17,504	$17,750

	Years Ended December 31,			(unaudited) Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(dollars in thousands, except per share data)
Earnings per share-basic:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$2.32	$2.02	$1.64	$0.55	$0.57
Net earnings attributable to AmSurg Corp. common shareholders	$2.32	$2.03	$1.64	$0.54	$0.57
Earnings per share-diluted:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$2.27	$1.97	$1.60	$0.55	$0.56
Net earnings attributable to AmSurg Corp. common shareholders	$2.28	$1.98	$1.60	$0.54	$0.56
Weighted average number of shares and share equivalents outstanding:
Basic	31,338	30,773	30,452	31,716	31,217
Diluted	31,954	31,608	31,211	32,120	31,881

Consolidated Balance Sheet Data:
Working capital	$121,155	$107,768	$109,561	$125,686	$115,208
Cash and cash equivalents	50,840	46,398	40,718	47,116	42,413
Total assets	2,177,944	2,044,586	1,573,018	2,184,141	2,042,372
Total debt	604,142	638,112	458,763	585,222	623,351
Net debt	553,302	591,714	418,045	538,106	580,938
Non-redeemable and redeemable noncontrolling interests	539,056	486,360	302,858	540,907	488,263
Total equity	1,125,556	1,000,466	748,467	1,145,637	1,011,518

Statement of Cash Flows Data:
Net cash flows provided by operating activities	$332,824	$295,652	$243,423	$69,819	$73,865
Acquisition of interests in surgery centers and related transactions	73,594	277,388	239,223	5,038	252
Acquisition of property and equipment	28,856	28,864	22,170	7,038	6,110
Distributions to noncontrolling interests	184,149	162,941	138,724	43,194	43,914

Other Operating and Financial Data:
Continuing centers at end of period	242	237	221	242	237
Procedures performed during period (000s)	1,647	1,519	1,362	390	392
Same-center revenue increase (decrease)	1%	3%	1%	(2)%	(2)%
Adjusted EBITDA(1)	$191,357	$158,808	$135,931	$46,311	$45,382

(1)

We define EBITDA of AmSurg as net earnings from continuing operations attributable to AmSurg Corp. common shareholders, before interest expense, taxes, depreciation and amortization. We define Adjusted EBITDA of AmSurg as EBITDA, before share-based compensation and acquisition costs and inclusive of gains on deconsolidation. We define Acquisition Adjusted EBITDA of AmSurg as Adjusted EBITDA giving effect to recently completed acquisitions and the pending acquisition of Sheridan, as if such acquisitions had occurred on April 1, 2013.

We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to AmSurg and Sheridan, although other companies may calculate Adjusted EBITDA or Acquisition Adjusted EBITDA differently than AmSurg and Sheridan. Acquisition Adjusted EBITDA is presented as a further supplemental measure of an entity’s performance and its debt service capacity.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and such measures do not reflect any cash requirements for such replacements;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed below; and

•	other companies in our industry may calculate such measures differently than we do, limiting its usefulness as a comparative measure.

You should compensate for these limitations by relying primarily on our GAAP results, such as net income (loss), and using EBITDA only supplementally.

You are encouraged to evaluate each adjustment to Adjusted EBITDA and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA and therefore you should rely primarily on our GAAP results and use Adjusted EBITDA only supplementally. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments we use in deriving Adjusted EBITDA and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

Investors should be aware that Adjusted EBITDA and Acquisition Adjusted EBITDA for Sheridan may not be entirely comparable to AmSurg’s measures of Adjusted EBITDA and Acquisition Adjusted EBITDA. Acquisition Adjusted EBITDA has not been prepared in accordance with the requirements of Regulation S-X or any other securities laws relating to the presentation of pro forma financial information. Acquisition Adjusted EBITDA is presented for information purposes only and does not purport to represent what our actual financial position or results or operations would have been if the recently completed acquisitions and the pending acquisition of Sheridan had been completed as of an earlier date or that may be achieved in the future.

These measures are derived on the basis of methodologies other than in accordance with GAAP. These rules govern the manner in which non-GAAP financial measures are publicly presented and prohibit in all filings with the SEC, among other things:

•

the exclusion of charges or liabilities that require, or will require, cash settlement or would have required cash settlement, absent an ability to settle in another manner, from a non-GAAP liquidity measure other than EBITDA and Adjusted EBITDA or; and

•

the adjustment of a non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual, when the nature of the charge or gain is such that it has occurred in the past two years or is reasonably likely to recur within the next two years.

The following table reconciles net earnings from continuing operations attributable to Amsurg Corp. common shareholders to EBITDA, EBITDA to Adjusted EBITDA and Adjusted EBITDA to Acquisition Adjusted EBITDA:

	Years Ended December 31,			Twelve Months Ended March 31, 2014	For the Three Months ended March 31,
	2013	2012	2011		2014	2013
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$72,653	$62,235	$50,025	$72,407	$17,504	$17,750
Interest expense, net	29,538	16,967	15,327	28,959	6,963	7,542
Provision for income taxes	49,754	42,364	34,973	50,542	13,057	12,269
Depreciation and amortization	33,028	29,850	25,645	33,394	8,374	8,008

EBITDA	184,973	151,416	125,970	185,302	45,898	45,569
Equity-based compensation expense(a)	8,321	6,692	6,178	8,729	2,458	2,050
Acquisition costs(b)	300	700	3,783	300	—	—
Gain on deconsolidation(c)	(2,237)	—	—	(2,045)	(2,045)	(2,237)

Adjusted EBITDA	$191,357	$158,808	$135,931	192,286	$46,311	$45,382

AmSurg pro forma acquisitions(d)				8,022
Projected cost savings(e)				10,000
Sheridan Acquisition Adjusted EBITDA(f)				193,754

Acquisition Adjusted EBITDA				$404,062

(a)	Represents non-cash expense related to equity-based compensation expense required to be recognized pursuant to ASC No. 718, “Stock Compensation.”
(b)	Represents third party legal and accounting professional expenses incurred in connection with acquisitions.
(c)	Represents the gain or loss on deconsolidation of previously consolidated entities.
(d)	Represents the effect given to seven recent acquisitions of surgery centers in the last 12 months, as if those acquisitions had occurred on April 1, 2013, and as if such acquired surgery centers had been operated by AmSurg for the entire period.
(e)	In connection with the acquisition of Sheridan, we expect to recognize certain synergies related to operating expenses of approximately $10.0 million. We cannot assure you that any or all of these synergies will be achieved.
(f)	See Note 2 to “Prospectus Supplement Summary—Summary Historical Consolidated Financial Information—Sheridan” for a reconciliation of Acquisition Adjusted EBITDA of Sheridan to net income attributable to Sunbeam Holdings L.P. and subsidiaries.

Sheridan

The following table sets forth the Partnership’s summary historical consolidated financial information for the periods presented. The summary historical consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from the Partnership’s audited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus supplement. The summary consolidated balance sheet data as of December 31, 2011 is derived from the Partnership’s audited consolidated financial statements and related notes thereto for the fiscal year ended December 31, 2011, which are not included or incorporated by reference herein. The summary historical consolidated statement of operations for the three months ended March 31, 2014 and March 31, 2013, and the consolidated balance sheet data, as of March 31, 2014, have been derived from the Partnership’s unaudited condensed consolidated financial statements and related notes thereto for the three months ended March 31, 2014, which are included elsewhere in this prospectus supplement. The financial information in the following table does not give full effect to the two acquisitions Sheridan closed in November 2013 and February 2014. The financial information presented may not be indicative of financial performance in future periods. This financial information and other data should be read in conjunction with the Partnership’s audited and unaudited consolidated financial statements and related notes thereto contained elsewhere in this prospectus supplement.

	Years Ended December 31,			(unaudited) Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in thousands)
Statement of Operations Data:
Revenues, net of contractual discounts and provision for uncollectibles	$919,243	$836,316	$762,393	$250,822	$216,676
Operating expenses excluding depreciation and amortization	789,982	699,273	635,599	219,161	188,926
Depreciation and amortization	35,551	32,197	26,124	9,889	8,743

Operating income	93,710	104,846	100,670	21,772	19,007
Interest expense, net	47,818	43,638	37,677	19,017	12,006
Other (income) expense, net	41	(59)	99	12	—
Loss on extinguishment of debt	11,018	8,126	—	—	4,390

Income before income taxes and noncontrolling interests	34,833	53,141	62,894	2,743	2,611
Income tax expense(1)	18,300	16,286	26,875	1,138	1,372

Net income from consolidated operations	16,533	36,855	36,019	1,605	1,239
Net income attributable to noncontrolling interests	2,789	1,969	740	635	917
Net loss from unconsolidated joint ventures	—	—	—	432	—

Net earnings attributable to Sunbeam Holdings, L.P. and subsidiaries’ limited partners	$13,744	$34,886	$35,279	$538	$322

(1)	The Partnership is organized as a limited partnership and passes through to each of its partners their respective share of generated income and deductions. The Partnership’s wholly-owned and affiliated corporate subsidiaries, however, are subject to corporate taxation. Equity-based compensation has historically been recorded at the Partnership level and, as a result, was not deductible for purposes of determining the provision for income taxes.

	Years Ended December 31,			(unaudited) Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(dollars in thousands)
Consolidated Balance Sheet Data:
Working capital	$172,631	$168,615	$116,145	$169,938	$241,713
Cash and cash equivalents	100,562	64,636	40,918	105,890	145,432
Total assets	1,732,372	1,549,946	1,448,333	1,824,630	1,631,502
Total debt	1,143,292	700,498	636,524	1,211,299	773,742
Net debt	1,042,730	635,862	595,606	1,105,409	608,575
Total equity	248,732	546,602	511,484	250,596	547,878

Statement of Cash Flows Data:
Net cash flows provided by operating activities	$82,490	$60,273	$82,087	$29,623	$20,689
Net cash used in investing activities	128,337	60,313	101,272	91,484	2,843
Net cash provided by (used in) financing activities	81,773	23,758	(7,559)	67,187	62,950

Other Operating and Financial Data:
Number of facilities served:
Hospitals	128	111	91	141	120
ASCs	92	71	57	115	71
Other	53	53	53	62	53
Number of employed healthcare professionals	2,411	2,005	1,830	2,676	2,005
Number of patient encounters (000s)	3,991	3,478	3,235	1,034	984
Adjusted EBITDA(2)	$149,302	$144,010	$134,298	$35,984	$28,632

(2)	We define Adjusted EBITDA of Sheridan as net income (loss) before interest expense, taxes, depreciation and amortization and other non-recurring adjustments. We define Sheridan’s Acquisition Adjusted EBITDA as Adjusted EBITDA giving effect to Sheridan’s recent acquisitions, as if such acquisitions had occurred on April 1, 2013 and as if such acquired entities had been operated by Sheridan for the entire period.

We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to Sheridan, although other companies may calculate Adjusted EBITDA or Acquisition Adjusted EBITDA differently than Sheridan. Acquisition Adjusted EBITDA is presented as a further supplemental measure of an entity’s performance and its debt service capacity.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and such measures do not reflect any cash requirements for such replacements;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed below; and

•	other companies in our industry may calculate such measures differently than we do, limiting its usefulness as a comparative measure.

You should compensate for these limitations by relying primarily on our GAAP results, such as net income (loss), and using EBITDA only supplementally.

You are encouraged to evaluate each adjustment to Adjusted EBITDA and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA and therefore you should rely primarily on our GAAP results and use Adjusted EBITDA only supplementally. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments we use in deriving Adjusted EBITDA and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

Investors should be aware that Adjusted EBITDA and Acquisition Adjusted EBITDA for Sheridan may not be entirely comparable to AmSurg’s measures of Adjusted EBITDA and Acquisition Adjusted EBITDA. Acquisition Adjusted EBITDA has not been prepared in accordance with the requirements of Regulation S-X or any other securities laws relating to the presentation of pro forma financial information. Acquisition Adjusted EBITDA is presented for information purposes only and does not purport to represent what our actual financial position or results or operations would have been if the recently completed acquisitions and the pending acquisition of Sheridan had been completed as of an earlier date or that may be achieved in the future.

These measures are derived on the basis of methodologies other than in accordance with GAAP. These rules govern the manner in which non-GAAP financial measures are publicly presented and prohibit in all filings with the SEC, among other things:

•

the exclusion of charges or liabilities that require, or will require, cash settlement or would have required cash settlement, absent an ability to settle in another manner, from a non-GAAP liquidity measure other than EBITDA and Adjusted EBITDA; and

•

the adjustment of a non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual, when the nature of the charge or gain is such that it has occurred in the past two years or is reasonably likely to recur within the next two years.

The following table reconciles net income attributable to Sunbeam Holdings L.P. and subsidiaries to EBITDA, EBITDA to Adjusted EBITDA and Adjusted EBITDA to Acquisition Adjusted EBITDA:

	Years Ended December 31,			Twelve Months Ended March 31, 2014	For the Three Months ended March 31,
	2013	2012	2011		2014	2013
Net income attributable to Sunbeam Holdings L.P. and subsidiaries	$13,744	$34,886	$35,279	$13,960	$538	$322
Interest expense, net	47,818	43,638	37,677	54,829	19,017	12,006
Provision for income taxes	18,300	16,286	26,875	18,066	1,138	1,372
Depreciation and amortization	35,306	31,984	25,824	36,455	9,831	8,682

EBITDA	115,168	126,794	125,655	123,310	30,524	22,382
Equity-based compensation expense(a)	14,175	3,200	7,574	14,600	1,255	830
Acquisition costs(b)	1,638	1,547	1,069	2,300	885	223
New billing system receivable charge(c)	6,278	—	—	6,278	—	—
Professional fees associated with distribution(d)	568	—	—	568		—
Restructuring expense(e)	1,607	4,343	—	1,136	336	807
Loss on debt extinguishment(f)	11,018	8,126	—	6,628	—	4,390
Earn-out expense(g)	500	—	—	500	—	—
Gain on legal settlement(h)	(1,650)	—	—	(1,650)	—	—
Public company readiness(i)	—	—	—	1,167	1,167	—
Loss on deconsolidation(j)	—	—	—	1,817	1,817	—

Adjusted EBITDA	$149,302	$144,010	$134,298	156,654	$35,984	$28,632

Sheridan pro forma acquisitions(k)				37,100

Acquisition Adjusted EBITDA				$193,754

(a)	Represents non-cash expense related to equity-based compensation expense required to be recognized pursuant to ASC No. 718, “Stock Compensation.” Equity-based compensation expense for the year ended December 31, 2013 includes the impact of a one-time dividend payment to Sheridan’s unitholders in December 2013, which increased Sheridan’s equity-based compensation expense by $10.9 million.
(b)	Represents third party legal and accounting professional expenses incurred in connection with acquisitions.
(c)	Represents a charge taken in respect of uncollectible receivables associated with the implementation of a new billing system.
(d)	Represents professional fees incurred in connection with Sheridan's December 2013 distribution to equity holders.
(e)	Represents severance expense incurred in connection with the departure of founders and certain key executive officers, sign-on bonus paid to new chief executive officer and severance costs related to loss of a significant customer of Sheridan's emergency medicine services.
(f)	Represents the loss on debt extinguishment associated with the amendment of Sheridan's credit facilities.
(g)	Represents earn-out expenses relating to an acquisition.
(h)	Represents gain on legal settlement of a commercial contract dispute outside the ordinary course of business.
(i)	Represents the costs incurred in preparation for a public offering.
(j)	Represents the gain or loss on deconsolidation of a previously consolidated entity.
(k)	Represents the effect given to two acquisitions that Sheridan closed in November 2013 and February 2014, as if those acquisitions had occurred on April 1, 2013, and as if such acquired entities had been operated by Sheridan for the entire period.

RISK FACTORS

Investing in our common stock involves certain risks. Before deciding to invest in our common stock, you should carefully consider the following risk factors, as well as other information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition or results of operations, which could cause you to lose all or part of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition, results of operations and cash flows, in which case you may lose all or part of your investment in our common stock. In addition, statements in the following risk factors may constitute forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Merger

We intend to use the net proceeds from this offering to fund a portion of the Merger Consideration, but this offering is not conditioned upon the closing of the Merger and we will have broad discretion to determine alternative uses of proceeds.

As described under “Use of Proceeds,” we intend to use the net proceeds from this offering to fund a portion of the Merger Consideration. However, this offering is not conditioned upon the closing of the Merger. If the Merger is not consummated, we will have broad discretion in the application of the net proceeds from this offering, and holders of our common stock will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use.

The Merger may not be consummated if sufficient financing or other sources of capital are not available or for other reasons, and we may become subject to monetary or other damages under the Merger Agreement.

Consummation of the Merger is subject to the satisfaction of certain conditions and may not occur. Our ability to complete the Merger is dependent upon the consummation of the Financing Transactions, as described under “The Transactions—Financing Transactions.” The financing commitment for the Facilities is subject to certain conditions that may not be satisfied prior to or at the closing of the Merger, and we cannot assure you that we will be able to consummate the transactions contemplated by the financing commitment, or that the transactions contemplated by the financing commitment will be completed on the terms described herein or at all. The closing of the Merger is not conditioned on our ability to obtain financing. If we cannot consummate the Merger for this or any other reason, we may be subject to claims for monetary or other damages under the Merger Agreement as a result of our failure to complete the Merger.

If the Merger is not consummated, our stock price and future business and financial performance could be adversely impacted.

If the Merger is not completed for any reason, our ongoing business and financial results may be adversely affected by a number of risks, including:

•

depending on the reasons for the failure to complete the Merger, we could be liable to the Partnership for monetary or other damages in connection with the termination or breach of the Merger Agreement;

•	we have dedicated significant time and resources in planning for the Merger and the associated integration;

•	we are responsible for certain transaction costs relating to the Merger, regardless of whether the Merger is completed; and

•

matters relating to the Merger (including integration planning) may require substantial commitments of time and resources by our management, whether or not the Merger is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

Any failure to consummate the Merger could also result in a negative reaction from the financial markets and a decrease in the price of our common stock, particularly if the current market prices reflect market assumptions that the Merger will be completed, which could cause the value of your investment in our common stock to decline.

Failure to achieve the expected benefits of the Merger and to integrate Sheridan’s operations with ours could adversely affect us and the market price of our common stock.

If the Merger is consummated, we expect to realize strategic, operational and financial benefits. We cannot be certain whether, and to what extent, such benefits will be achieved in the future. In particular, the success of the Merger will depend on our ability to implement our business plan for the combined company and achieve efficiencies and cost savings, and we cannot assure you that we will be able to do so. The integration of Sheridan may expose us to certain risks, including unanticipated regulatory, legal, contractual, employment or other issues, failure to retain key employees, operating risks inherent in the business, and unanticipated expenses and liabilities. As a result, our assumptions relating to the benefits of the Merger may be inaccurate. If our integration of Sheridan is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, our business, financial results and financial condition and the market price of our common stock may be adversely impacted.

We will incur significant transaction costs and merger-related integration costs in connection with the Merger.

We will incur significant costs in connection with the Merger, which we currently estimate to be between $125.0 million and $130.0 million. The substantial majority of these costs will be non-recurring expenses related to the Merger. These non-recurring costs and expenses are not reflected in the unaudited pro forma condensed combined statements of earnings included in this prospectus supplement. We may incur additional costs in the integration of Sheridan’s business, and may not achieve cost synergies and other benefits sufficient to offset the incremental costs of the Merger.

We are entering into a new line of business in connection with the Merger.

We currently own and operate ASCs. If the Merger is consummated, we will enter the outsourced physician services business, a new line of business that we do not currently operate. We will be subject to new and additional risks and uncertainties, including risks relating to the employment of physicians and other healthcare professionals, and we cannot be certain of the degree and scope of any operational and integration issues that may arise. See “Risk Factors—Risks Related to the Sheridan Business to Which We Would Be Subject Following the Merger.” Because of our limited experience with this line of business, we will rely on Sheridan’s current management team to continue to operate the business and maintain relationships with clients, physicians and other healthcare professionals. Following the closing of the Merger, we may encounter unforeseen financial and operational difficulties, and this may adversely affect our business, results of operations and financial condition.

The Merger may expose us to unknown or contingent liabilities for which we will not be indemnified.

The entities that we will acquire in the Merger may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare and other laws and regulations, and for litigation or other claims. The Merger Agreement does not provide for indemnification rights against the Seller and the Unitholders. Therefore, we may incur material liabilities for the past activities of Sheridan. Such liabilities and related legal or other costs and/or resulting reputational damage could negatively impact our business, financial condition and results of operations.

The debt we expect to incur in connection with the Merger could have a negative impact on our liquidity or restrict our activities.

As of March 31, 2014, we had approximately $585.2 million of indebtedness outstanding. If the Merger is consummated, we currently expect that our outstanding indebtedness would be approximately $2.2 billion as of the closing of the Merger. Further, we will have approximately $250.0 million of additional available borrowings under our New Revolving Credit Facility. Interest costs related to our indebtedness together with the dividends on the Mandatory Convertible Preferred Stock we expect to issue will be substantial. The New Senior Credit Facilities, the Bridge Facility, if funded, the Debt Securities, if issued, and the instruments governing our other indebtedness contain or will contain, as applicable, various covenants that limit our ability to engage in specified types of transactions. Our overall leverage and the terms of our financing arrangements could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	make it more difficult to satisfy our obligations under the terms of our indebtedness;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•

limit our flexibility to plan for and adjust to changing business and market conditions in the industry in which we operate and increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future acquisitions, working capital, business activities, and other general corporate requirements;

•

limit our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; and

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.

In addition, the restrictive covenants would require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of these covenants could result in a default under the instruments governing our indebtedness.

We may be unable to obtain the regulatory approvals required to complete the Merger or, in order to do so, we may be required to satisfy material conditions or comply with material restrictions.

Consummation of the Merger is subject to review and approval by regulatory authorities, including pursuant to HSR. We can provide no assurance that all required regulatory approvals will be obtained. If a governmental authority or other party asserts objections to or challenges the Merger, we will use our reasonable best efforts to resolve any such objection or challenge to permit the consummation of the Merger. We have agreed to take all actions necessary to avoid or remove impediments to the Merger, including agreeing to divest assets, agreeing to restrictions on the business of the combined company and taking other actions to permit the consummation of the Merger. There can be no assurance as to the cost, scope or impact on our business, results of operations, financial condition or prospects of the actions that may be required to obtain regulatory approvals.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is presented for illustrative purposes only and does not represent what the financial position or results of operations of the combined company would have been had the Merger been consummated on the dates assumed for purposes of that pro forma information nor does it represent the actual financial position or results of operations of the combined company following the Merger.

The unaudited pro forma condensed combined financial information contained in this prospectus supplement is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates, is subject to numerous other uncertainties and does not reflect what the combined company’s financial position or results of operations would have been had the Merger been consummated as of the dates assumed for purposes of that pro forma financial information nor does it reflect the financial position or results of operations of the combined company following the Merger. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. For purposes of the unaudited pro forma condensed combined financial information, the estimated Merger Consideration has been preliminarily allocated to the assets acquired and liabilities assumed based on limited information presently available to AmSurg to estimate fair values. The Merger Consideration will be allocated among the relative fair values of the assets acquired and liabilities assumed based on their estimated fair values as of the date of the Merger. The final allocation is dependent upon certain valuations and other analyses that cannot be completed prior to the Merger. The actual amounts may differ materially from the information presented in the accompanying unaudited pro forma condensed combined financial information. Additionally, the unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or benefits from synergies that may be derived from any integration activities nor does it include any other items not expected to have a continuing impact on the consolidated results of operations. The unaudited pro forma condensed combined financial information has also been prepared on the assumption that the Merger and the Financing Transactions will be completed on the terms and in accordance with the assumptions set forth under “Unaudited Pro Forma Condensed Combined Financial Information” included in this prospectus supplement. The Merger Consideration and other terms of the Merger and the terms of the Financing Transactions may change, perhaps substantially, from those reflected in this prospectus supplement and, because none of the Financing Transactions is contingent upon completion of any of the other Financing Transactions, it is possible that one or more of the Financing Transactions will not be completed. See “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the consolidated financial statements of AmSurg and Sheridan included elsewhere in this prospectus supplement.

The actual financial position and results of operation of each of AmSurg and Sheridan prior to the Merger and that of the combined company following the Merger may not be consistent with, or evident from, the unaudited pro forma condensed combined financial statements included in this prospectus supplement. In addition, the assumptions or estimates used in preparing the unaudited pro forma condensed combined financial statements included in this prospectus supplement may not prove to be accurate and may be affected by other factors. Any significant changes in the market or assumed public offering price of our common stock, the size of any of the Financing Transactions, the assumed interest rates on the New Senior Credit Facilities, the assumed dividend rate on the Mandatory Convertible Preferred Stock, the assumed interest rate associated with the Debt Securities, which may be replaced with the Bridge Facility, the amount of net proceeds generated by this offering, the Mandatory Convertible Preferred Offering and each of the Financing Transactions, or the cost of the Merger (whether as a result of contractual purchase price adjustments or otherwise) from those assumed for purposes of preparing the estimated pro forma financial statements may cause a significant change in the pro forma financial information. The pro forma adjustments for the Merger do not include any adjustments to the Merger Consideration that may occur pursuant to the Merger Agreement, and any such adjustments may be material.

Although the unaudited pro forma condensed combined financial statements included in this prospectus supplement include sensitivity analyses that are intended to assist you in quantifying the impact of changes in the assumed market price of our common stock, the assumed dividend rate on the Mandatory Convertible Preferred Stock and the assumed interest rate on the Debt Securities or the New Senior Credit Facilities on that pro forma information, those sensitivity analyses do not address any changes in the size of this offering, the Mandatory Convertible Preferred Offering and the Financing Transactions and therefore may not be adequate to allow you to quantify the impact of all of the changes that may occur in the terms of this offering, the Mandatory Convertible Preferred Offering and the Financing Transactions.

Risks Related to Our Business

We depend on payments from third-party payors, including government healthcare programs. If these payments decrease or do not increase as our costs increase, our operating margins and profitability would be adversely affected.

We depend on private and governmental third-party sources of payment for the services provided to patients in our surgery centers. We derived approximately 25% of our revenues in 2013 from U.S. government healthcare programs, primarily Medicare. The amount our surgery centers receive for their services may be adversely affected by market and cost factors as well as other factors over which we have no control, including future changes to the Medicare and Medicaid payment systems and the cost containment and utilization decisions of third-party payors. Although the Health Reform Law expands coverage of preventive care and the number of individuals with healthcare coverage, the law also provides for reductions to Medicare and Medicaid program spending. It is impossible to predict how the various components of the Health Reform Law, some of which are not currently in effect, will affect our business and the businesses of our physician partners. Several states are also considering healthcare reform measures. This focus on healthcare reform at the federal and state levels may increase the likelihood of significant changes affecting government healthcare programs in the future.

The Budget Control Act of 2011 (the “BCA”) requires automatic spending reductions of $1.2 trillion for federal fiscal years (“FFY”) 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. These reductions have been extended through FFY 2024. The percentage reduction for Medicare may not be more than 2% for a FFY, with a uniform percentage reduction across all Medicare programs. These BCA-mandated spending cuts are commonly referred to as “sequestration.” Sequestration began on March 1, 2013, and the Centers for Medicare and Medicaid Services (“CMS”) imposed a 2% reduction on Medicare claims as of April 1, 2013. We cannot predict with certainty what other deficit reduction initiatives may be proposed by Congress or whether Congress will attempt to restructure or suspend sequestration. We estimate that the imposed spending reductions reduced our 2013 revenues and net earnings per diluted share by approximately $5.0 million and $0.05, respectively. Based on current volumes, we estimate that the imposed spending reductions will have an incremental negative impact on our 2014 revenues of approximately $1.5 million.

Managed care plans have increased their market share in some areas in which we operate our surgery centers, which has resulted in substantial competition among healthcare providers for inclusion in managed care contracting and may limit the ability of healthcare providers to negotiate favorable payment rates. In addition, managed care payors may lower reimbursement rates in response to increased obligations on payors imposed by the Health Reform Law or future reductions in Medicare reimbursement rates. Further, payors may utilize plan structures, such as narrow networks or tiered networks, that limit patient provider choices or impose significantly higher cost sharing obligations when care is obtained from providers in a disfavored tier. We can give you no assurances that future changes to reimbursement rates by government healthcare programs, cost containment measures by private third-party payors, including fixed fee schedules and capitated payment arrangements, or other factors affecting payments for healthcare services will not adversely affect our future revenues, operating margins or profitability.

If we fail to acquire and develop additional surgery centers on favorable terms, our future growth and operating results could be adversely affected.

Our growth strategy includes increasing our revenues and earnings by acquiring existing surgery centers and developing new surgery centers. Our efforts to execute our acquisition and development strategy may be affected by our ability to identify suitable acquisition and development opportunities and negotiate and close transactions in a timely manner and on favorable terms. The surgery centers we develop typically incur losses during the initial months of operation. We can give you no assurances that we will be successful in acquiring and developing additional surgery centers, that the surgery centers we acquire and develop will achieve satisfactory operating results or that newly developed centers will not incur greater than anticipated operating losses.

If we are unable to effectively compete for physician partners, managed care contracts, patients and strategic relationships, our business would be adversely affected.

The healthcare business is highly competitive. We compete with other healthcare providers, primarily hospitals and other surgery centers, in recruiting physicians to utilize our surgery centers, for patients and in contracting with managed care payors. In some of the markets in which we operate, there are shortages of physicians in our targeted specialties. In several of the markets in which we operate, hospitals are recruiting physicians or groups of physicians to become employed by the hospitals, including primary care physicians and physicians in our targeted specialties, and restricting those physicians’ ability to refer patients to physicians and facilities not affiliated with the hospital. In addition, physicians, hospitals, payors and other providers may form integrated delivery systems or utilize plan structures that restrict the physicians who may treat certain patients or the facilities at which patients may be treated. These restrictions may impact our surgery centers and the medical practices of our physician partners. Some of our competitors may have greater resources than we do, including financial, marketing, staff and capital resources, have or may develop new technologies or services that are attractive to physicians or patients, or have established relationships with physicians and payors.

We compete with public and private companies in the development and acquisition of ASCs. Further, many physician groups develop ASCs without a corporate partner. We can give you no assurances that we will be able to compete effectively in any of these areas or that our results of operations will not be adversely impacted.

Our business may be adversely affected by changes to the medical practices of our physician partners or if we fail to maintain good relationships with the physician partners who use our surgery centers.

Our business depends on, among other things, the efforts and success of the physician partners who perform procedures at our surgery centers and the strength of our relationship with these physicians. The medical practices of our physician partners may be negatively impacted by general economic conditions, changes in payment rates or systems by payors (including Medicare), actions taken by referring physicians, other providers and payors, and other factors impacting their practices. Adverse economic conditions, including high unemployment rates, could cause patients of our physician partners and our ASCs to cancel or delay procedures. Our physician partners may perform procedures at other facilities and are not required to use our surgery centers. From time to time, we have had and may have future disputes with physicians who use or own interests in our surgery centers. Our revenues and profitability may be adversely affected if a key physician or group of physicians stop using or reduce their use of our surgery centers as a result of changes in their physician practice, changes in payment rates or systems, or a disagreement with us. In addition, if the physicians who use our surgery centers do not provide quality medical care or follow required professional guidelines at our facilities or there is damage to the reputation of a physician or group of physicians who use our surgery centers, our business and reputation could be damaged.

If we are unable to increase procedure volume at our existing centers, our operating margins and profitability could be adversely affected.

Our growth strategy includes increasing our revenues and earnings primarily by increasing the number of procedures performed at our surgery centers. We seek to increase procedure volume at our surgery centers by increasing the number of physicians performing procedures at our centers, obtaining new or more favorable managed care contracts, improving patient flow at our centers, increasing the capacity at our centers, promoting screening programs and increasing patient and physician awareness of our centers. Procedure volume at our centers may be adversely impacted by economic conditions, high unemployment rates and other factors that may cause patients to delay or cancel procedures. We can give you no assurances that we will be successful at increasing or maintaining procedure volumes, revenues and operating margins at our centers.

If we are unable to manage the growth in our business and integrate acquired businesses, our operating results could be adversely affected.

To accommodate our past and anticipated future growth in our surgery center business, we will need to continue to implement and improve our management, operational and financial information systems and to expand, train, manage and motivate our workforce. We can give you no assurances that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that the costs and management attention related to the expansion of our operations and the integration of acquired businesses will not adversely affect our results of operations.

If we do not have sufficient capital resources to complete acquisitions and develop new surgery centers, our growth and results of operations could be adversely affected.

We will need capital to execute our growth strategy and may finance future surgery center acquisition and development projects through debt or equity financings. Disruptions to financial markets or other adverse economic conditions may adversely impact our ability to complete any such financing or the terms of any such financing. To the extent that we undertake these financings, our shareholders may experience ownership dilution. To the extent we incur debt, we may have significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of our business. If we do not have sufficient capital resources, our growth could be limited and our results of operations could be adversely impacted. Our debt agreements require that we comply with financial covenants and may not permit additional borrowing or other sources of debt financing if we are not in compliance with those covenants. We can give you no assurances that we will be able to obtain financing necessary for our acquisition and development strategy or that, if available, the financing will be available on terms acceptable to us.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our existing debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Our surgery centers may be negatively impacted by weather and other factors beyond our control.

The financial condition and results of operations of our surgery centers may be adversely impacted by adverse weather conditions, including hurricanes, or other factors beyond our control that cause disruption of patient scheduling, displacement of our patients, employees and physician partners, and force certain of our surgery centers to close temporarily. In certain geographic areas, we have a large concentration of surgery centers that may be simultaneously affected by adverse weather conditions or events. Our future financial and operating results may be adversely affected by weather and other factors that disrupt the operation of our surgery centers.

If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

We are subject to many laws and regulations at the federal, state and local government levels in the jurisdictions in which we operate. See “Business—Government Regulation.” These laws and regulations require that our surgery centers and our operations meet various licensing, certification and other requirements, including those relating to:

•	physician ownership of our surgery centers;

•	our and our surgery centers’ relationships with physicians and other referral sources;

•	Certificate of Need (“CON”) approvals and other regulations affecting the construction or acquisition of centers, capital expenditures or the addition of services;

•	the adequacy of medical care, equipment, personnel, and operating policies and procedures;

•	qualifications of medical and support personnel;

•	maintenance and protection of records;

•	billing for services by healthcare providers, including appropriate treatment of overpayments and credit balances;

•	privacy and security of individually identifiable health information; and

•	environmental protection.

If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in Medicare, Medicaid and other government sponsored and third-party healthcare programs. CMS has enacted additional conditions for coverage that ASCs must meet to enroll and remain enrolled in Medicare, and a number of states have adopted or are considering legislation or regulations imposing additional restrictions on or otherwise affecting ASCs, including expansion of CON requirements, restrictions on ownership, taxes on gross receipts, data reporting requirements and restrictions on the enforceability of covenants not to compete affecting physicians. Many existing laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, services, capital expenditure programs or operating expenses to comply with the evolving rules. We can give you no assurances that current or future legislative initiatives, government regulation or judicial or regulatory interpretations thereof will not have a material adverse effect on us, subject us to fines or penalties, require us to expend significant amounts or reduce the demand for our services.

If we fail to effectively and timely transition to the ICD-10 coding system, our operations could be adversely affected.

Health plans and providers, including our surgery centers, are required to transition to the new ICD-10 coding system, which greatly expands the number and detail of billing codes used for third-party claims. Use of the ICD-10 system is required beginning October 1, 2015. Transition to the new ICD-10 system requires significant investment in coding technology and software as well as the training of staff involved in the coding and billing process. In addition to these upfront costs of transition to ICD-10, it is possible that our ASCs could experience disruption or delays in payment due to technical or coding errors or other implementation issues involving our systems or the systems and implementation efforts of health plans and their business partners. Further, the extent to which the transition to the more detailed ICD-10 coding system could result in decreased reimbursement, because the use of ICD-10 codes results in conditions being reclassified to payment groupings with lower levels of reimbursement than assigned under the previous system, is unknown at this time.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal remuneration or other forms of fraud and abuse, we could suffer penalties or be required to make significant changes to our operations.

The federal Anti-Kickback Statute prohibits healthcare providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent of generating referrals or orders for services or items covered by a federal healthcare program. The Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by case law or regulations. Courts have found a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Furthermore, the Health Reform Law provides that knowledge of the law or intent to violate the law is not required to establish a violation of the Anti-Kickback Statute. Violations of the Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Exclusion from these programs would result in significant reduction in revenues and would have a material adverse effect on our business.

The U.S. Department of Health and Human Services (“HHS”), has published regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute. Three of the safe harbors apply to business arrangements similar to those used in connection with our surgery centers: the “surgery centers,” “investment interest” and “personal services and management contracts” safe harbors. The structure of the limited partnerships and limited liability companies operating our surgery centers, as well as our various business arrangements involving physician group practices, are unlikely to satisfy all of the requirements of any safe harbor. Nevertheless, a business arrangement that does not substantially comply with a safe harbor is not necessarily illegal under the Anti-Kickback Statute. In addition, many of the states in which we operate have adopted laws, similar to the Anti-Kickback Statute, that prohibit payments to physicians in exchange for referrals, some of which apply regardless of the source of payment for care. These statutes typically impose criminal and civil penalties as well as loss of license.

In addition to the Anti-Kickback Statute, the Health Insurance Portability and Accountability Act of 1996 provides for criminal penalties for healthcare fraud offenses that apply to all health benefit programs, including the payment of inducements to Medicare and Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner. Federal enforcement officials have numerous enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. States that enact false claims laws that are comparable to the federal False Claims Act (“FCA”) are entitled to an increased share of false claims recoveries. Federal enforcement officials have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud.

Providers in the healthcare industry have been the subject of federal and state investigations, and we may become subject to investigations in the future.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including referral and billing practices. Further, the federal FCA permits private parties to bring “qui tam” whistleblower lawsuits against companies. Some states have adopted similar state whistleblower and false claims provisions.

From time to time, the HHS Office of Inspector General (the “OIG”) and the Department of Justice have established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare billings and we have joint venture arrangements involving physician investors. In addition, our executives and managers, some of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. A governmental investigation of us, our executives or our managers could result in significant expense to us, as well as adverse publicity.

We are unable to predict the impact of the Health Reform Law.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including an annual productivity adjustment that reduces payment updates to ASCs. However, the Health Reform Law also expands coverage of uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the implementation of the Health Reform Law has expanded eligibility under existing Medicaid programs in states that have not opted out of the expansion, created financial penalties on individuals who fail to carry insurance coverage, established affordability credits for those not enrolled in an employer-sponsored health plan, resulted in the establishment of, or participation in, a health insurance exchange for each state and allowed states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also establishes a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including screening colonoscopies. Medicare must also cover these preventive services without cost-sharing, and states that provide Medicaid coverage of these preventive services without cost-sharing receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our surgery centers. However, certain of the provisions of the Health Reform Law are not currently effective, and the provisions may be amended, repealed or delayed or their impact could be offset by reductions in reimbursement under the Medicare program. It is unclear what the resulting impact of the Health Reform Law will be on the number of uninsured individuals or what the payment terms will be for individuals covered by the Medicaid expansion or who purchase coverage through health insurance exchanges, or what impact ACOs (defined below) or other coordinated care models may have on our surgery centers or the medical practices of our physician partners. Further, the employer mandate, which requires firms with 50 or more full-time employees to offer health insurance or pay fines, has been delayed until January 1, 2015 and will not be fully implemented until January 1, 2016. The federal online insurance marketplace and certain state exchanges experienced significant technical issues that negatively impacted the ability of individuals to purchase health insurance. We believe these technical issues are being addressed, but additional implementation issues could lead to the delay of the individual mandate tax penalties, delays in individuals obtaining health insurance and a reduction in the number of individuals choosing to purchase health insurance rather than paying the individual mandate tax penalties.

In addition, the Health Reform Law established a Medicare Shared Savings Program, which created Accountable Care Organizations (“ACOs”) to allow groups of doctors, hospitals and other healthcare providers to come together voluntarily to provide coordinated high quality care to Medicare patients. Under the Health Reform Law, CMS may contract directly with ACOs. The formation of ACOs or other coordinated care models could negatively impact our centers and the medical practices of our physician partners.

Because of the many variables involved, including the law’s complexity, lack of implementing definitive regulations or interpretive guidance, gradual or partially delayed implementation, amendments, repeal, or further implementation delays, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect the Company. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on the Company at this time.

If regulations or regulatory interpretations change, we may be obligated to buy out interests of physicians who are minority owners of the surgery centers.

A majority of our limited partnership and operating agreements provide that if certain regulations or regulatory interpretations change, we will be obligated to purchase some or all of the noncontrolling interests of our physician partners. The regulatory changes that could trigger such obligations include changes that:

•	make the referral of Medicare and other patients to our surgery centers by physicians affiliated with us illegal;

•	create the substantial likelihood that cash distributions from the limited partnerships or limited liability companies to the affiliated physicians will be illegal; or

•	cause the ownership by the physicians of interests in the limited partnerships or limited liability companies to be illegal.

The cost of repurchasing these noncontrolling interests would be substantial if a triggering event were to result in simultaneous purchase obligations at a substantial number or at all of our surgery centers. The purchase price to be paid in such event would be determined as specified in each of the limited partnership and operating agreements, which also provide for the payment terms, generally over four years. There can be no assurance, however, that our existing capital resources would be sufficient for us to meet the obligations, if they arise, to purchase these noncontrolling interests held by physicians. The determination of whether a triggering event has occurred generally would be made by the concurrence of our legal counsel and counsel for the physician partners or, in the absence of such concurrence, by a nationally recognized law firm having an expertise in healthcare law jointly selected by both parties. Such determinations therefore would not be within our control. The triggering of these obligations could have a material adverse effect on our financial condition and results of operations. While we believe physician ownership of ASCs as structured within our limited partnerships and limited liability companies is in compliance with applicable law, we can give no assurances that legislative or regulatory changes would not have an adverse impact on us. From time to time, the issue of physician ownership in ASCs is considered by some state legislatures and federal and state regulatory agencies.

We are liable for the debts and other obligations of the limited partnerships that own and operate certain of our surgery centers.

In the limited partnerships in which one of our affiliates is the general partner, our affiliate is liable for 100% of the debts and other obligations of the limited partnership; however, the physician partners are generally required to guarantee their pro rata share of any indebtedness or lease agreements to which the limited partnership is a party in proportion to their ownership interest in the limited partnership. We also have primary liability for the bank debt that may be incurred for the benefit of the limited liability companies, and in turn, lend funds to these limited liability companies, although the physician members also guarantee this debt. There can be no assurance that a third-party lender or lessor would seek performance of the guarantees rather than seek repayment from us of any obligation of the limited partnership or limited liability company if there is a default, or that the physician partners or members would have sufficient assets to satisfy their guarantee obligations.

We may be subject to liabilities for claims brought against our facilities.

We are subject to litigation related to our business practices, including claims and legal actions by patients and others in the ordinary course of business alleging malpractice, product liability or other legal theories. See “Business—Legal Proceedings and Insurance.” These actions could involve large claims and significant defense costs. If payments for claims exceed our insurance coverage or are not covered by insurance or our insurers fail to meet their obligations, our results of operations and financial position could be adversely affected.

We have a legal responsibility to the minority owners of the entities through which we own our surgery centers, which may conflict with our interests and prevent us from acting solely in our own best interests.

As the owner of majority interests in the limited partnerships and limited liability companies that own our surgery centers, we owe a fiduciary duty to the noncontrolling interest holders in these entities and may encounter conflicts between our interests and that of the minority holders. In these cases, our representatives on the governing board of each joint venture are obligated to exercise reasonable, good faith judgment to resolve the conflicts and may not be free to act solely in our own best interests. In our role as manager of the limited partnership or limited liability company, we generally exercise our discretion in managing the business of the surgery center. Disputes may arise between us and the physician partners regarding a particular business decision or the interpretation of the provisions of the limited partnership agreement or limited liability company operating agreement. The agreements provide for arbitration as a dispute resolution process in some circumstances. We cannot assure you that any dispute will be resolved or that any dispute resolution will be on terms satisfactory to us.

We may write-off intangible assets, such as goodwill.

As a result of purchase accounting for our various acquisition transactions, our balance sheet at December 31, 2013 contained an intangible asset designated as goodwill totaling approximately $1.8 billion. Additional purchases of interests in surgery centers that result in the recognition of additional intangible assets would cause an increase in these intangible assets. On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of the value of intangible assets. As circumstances change, we cannot assure you that the value of these intangible assets will be realized by us. If we determine that a significant impairment has occurred, we will be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

The Internal Revenue Service, or the IRS, may challenge tax deductions for certain acquired goodwill.

For U.S. federal income tax purposes, goodwill and other intangibles acquired as part of the purchase of a business are deductible over a 15-year period. In 1997, the U.S. Department of Treasury published proposed regulations that applied “anti-churning” rules that call into question the deductibility of goodwill purchased in certain types of transactions structured similarly to some of our acquisitions that we had completed through that date. These regulations were finalized in 2000, and in response, we changed our methods of acquiring interests in ASCs so as to comply with guidance found in the final regulations. However, there is a risk that the IRS could challenge tax deductions for goodwill in acquisitions we completed prior to changing our approach. Loss of these tax deductions would increase the amount of our tax payments and could subject us to interest and penalties.

Additional Risks Related to the Sheridan Business to Which We Would be Subject Following the Merger

Sheridan bears the risk of changes in patient volume and patient mix.

Sheridan bears the risk of changes in patient volume and the mix of patients for whom it provides services: uninsured and underinsured patients, patients covered by government healthcare programs and beneficiaries under commercial and employer insurance programs. A substantial decrease in patient volume and/or an increase in the number of uninsured or underinsured patients or patients covered by government healthcare programs could reduce profitability and inhibit future growth.

Sheridan has several significant client relationships that result in concentration of revenue.

Although Sheridan negotiates and enters into separate contracts with hospitals and ASCs to which it delivers clinical services, many hospitals and ASCs are affiliated with one another or owned and operated by the same health system. As a result, although no single contract represents more than 10% of its net revenue, Sheridan has several significant client relationships with groups of affiliated hospitals and ASCs that result in concentration of revenue. The loss or reduction of business from any of its significant client relationships could materially adversely affect the revenues, financial condition and results of operations of the combined company.

The combined company’s revenue would be adversely affected if existing Sheridan contracts are canceled or not renewed or if it is not able to enter into additional contracts under terms that are acceptable to it.

Substantially all of Sheridan’s services are provided under contracts with hospitals and ASCs, many of which have a limited duration. Many of Sheridan’s contracts, including contracts with several of its significant client relationships, are terminable upon notice of as little as 30 days. Certain of those contracts are terminable upon a change of control of Sheridan, which provisions may be triggered by the Merger. Furthermore, certain of Sheridan’s contracts expire during each fiscal year. Any of those contracts may not be renewed or, if renewed, may contain terms that are not as favorable to Sheridan as its current contracts. We cannot assure you that the combined company will be successful in retaining existing Sheridan contracts or that any loss of contracts would not have a material adverse effect on the business, financial condition and results of operations of the combined company.

Some jurisdictions preclude Sheridan from using non-competition agreements with its physicians, and other non-competition agreements and restrictive covenants applicable to its physicians and other clinical employees may not be enforceable.

Sheridan has contracts with physicians and other health professionals in many states. Some of these contracts, as well as many of its contracts with hospitals, include provisions prohibiting these physicians and other health professionals from competing with Sheridan both during and after the term of the contract. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some jurisdictions prohibit Sheridan from using non-competition covenants with its professional staff. Other states are reluctant to strictly enforce non-compete agreements and restrictive covenants against physicians and other healthcare professionals. There can be no assurance that Sheridan’s non-competition agreements related to affiliated physicians and other health professionals will be found enforceable if challenged in certain states. In such event, the combined company would be unable to prevent former affiliated physicians and other health professionals from competing with it, potentially resulting in the loss of some of its hospital contracts and other business. Additionally, certain facilities have the right to employ or engage Sheridan’s providers after the termination or expiration of its contract with those facilities and cause Sheridan not to enforce its non-competition provisions related to those providers.

Loss of members of Sheridan’s senior management or failure to attract other highly qualified personnel could adversely affect the combined company’s operations.

Sheridan depends on the continued service of members of its senior management and other qualified personnel for the success of its business and, following consummation of the Merger, the combined company will rely on the continued service of such persons to maintain relationships with Sheridan’s clients, physicians and other health professionals. The loss of services of any of the members of Sheridan senior management or such qualified personnel could adversely affect the combined company’s business until a suitable replacement can be found. There can be no assurance that the combined company would be able to identify or employ such qualified personnel on acceptable terms or on a timely basis, which could cause a disruption to the business of the combined company.

Sheridan is subject to potential decreases in reimbursement rates, revenue and profit margin under its fee-for-service payor contracts.

Under its fee-for-service payor arrangements, Sheridan collects fees directly or through its affiliated physicians or entities for physician services provided. These arrangements accounted for approximately 90% of Sheridan’s net revenue for the year ended December 31, 2013. Under these arrangements, Sheridan assumes the risks related to changes in third-party reimbursement rates. Sheridan may not be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise, and to the extent it is not able to do so, reductions in reimbursements from third-party and governmental payors could materially adversely affect the revenues, financial condition and results of operations of the combined company.

Laws and regulations that regulate payments for medical services made by government healthcare programs could cause the combined company’s revenues to decrease.

Sheridan derives a significant portion of its net adjudicated fee for service revenue from payments made by government healthcare programs such as Medicare and Medicaid. During the year ended December 31, 2013, Medicare and Medicaid represented approximately 16.1% and 7.8%, respectively, of Sheridan’s net adjusted fee for service revenue. Any change in reimbursement policies, practices, interpretations, regulations or legislation that places limitations on reimbursement amounts or practices could significantly affect hospitals, and consequently affect Sheridan’s operations unless it is able to renegotiate satisfactory contractual arrangements with its hospital clients. Reductions in amounts paid by government programs for physician services or changes in methods or regulations governing payment could cause the combined company’s revenues and profits to decline.

Physician payments under the Medicare Physician Fee Schedule (the “Physician Fee Schedule”) are updated on an annual basis according to a statutory formula. Because application of the statutory formula for the update factor would have resulted in a decrease in total physician payments for the past several years, Congress has intervened with interim legislation to prevent the reductions. For 2014, CMS projected a rate reduction of 20.1% from 2013 levels and earlier estimates had projected a 24.4% reduction. A series of laws were enacted that delayed the scheduled reduction in physician payments and provided for a 0.5% increase through December 31, 2014, and a zero percent update from 2014 payment amounts to the 2015 Physician Fee Schedule through March 31, 2015. If Congress fails to intervene to prevent the negative update factor in the future through either another temporary measure or a permanent revision to the statutory formula, the resulting decrease in payment may adversely impact the combined company’s revenues.

Other changes to the Medicare program intended to implement Medicare’s new “pay for performance” initiatives may require the combined company to make investments to receive maximum Medicare reimbursement for its outsourced physician services. These initiatives include the Medicare Physician Quality Reporting System, formerly known as the Medicare Physician Quality Reporting Initiative, which provides additional Medicare compensation to physicians who implement and report certain quality measures.

The Merger and other changes in Sheridan’s ownership structure and operations require it to comply with numerous notification and reapplication requirements in order to maintain its licensure, certification or other authority to operate, and failure to do so, or an allegation that it has failed to do so, can result in payment delays, forfeiture of payment or civil and criminal penalties.

Sheridan and its affiliated and employed physicians and other clinical employees are subject to various federal, state and local licensing and certification laws with which they must comply in order to maintain authorization to provide, or receive payment for, their services. Compliance with these requirements is complicated by the fact that they differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these requirements can lead not only to delays in payment, refund requests and forfeiting payment, but also can give rise to civil or criminal penalties.

In certain jurisdictions, changes in Sheridan’s ownership structure require pre- or post-closing notification to governmental licensing and certification agencies, or agencies with which Sheridan has contracts. Relevant laws in some jurisdictions may also require re-application or re-enrollment and approval to maintain or renew its licensure, certification, contracts or other operating authority. The Merger will require Sheridan in some instances to give notice, re-enroll or make other applications for authority to continue operating in various jurisdictions or to continue receiving payment from their Medicaid or other payment programs.

We cannot assure you that the agencies that administer these programs or have awarded Sheridan contracts will approve continued operation or enrollment or will not find that it has failed to comply in some material respects. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could adversely affect Sheridan’s business, financial condition or results of operations.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on Sheridan is currently unknown, but may adversely affect its business model, financial condition or results of operations.

The full impact of many of the provisions under the Health Reform Law is unknown at this time. For example, the Health Reform Law establishes an Independent Payment Advisory Board that, beginning January 15, 2014, could recommend changes in payment for physicians under certain circumstances, which HHS generally would be required to implement unless Congress enacts superseding legislation. The Health Reform Law also requires HHS to develop a budget neutral value-based payment modifier that provides for differential payment under the Physician Fee Schedule for physicians or groups of physicians that is linked to quality of care furnished compared to cost. Physicians in groups of 100 or more eligible professionals who submit claims to Medicare under a single tax identification number will be subject to the value modifier in 2015, based on their performance in calendar year 2013; the modifier will apply to all other physicians by 2017. HHS has not yet developed a value-based payment modifier option for hospital-based physicians. The impact of this payment modifier cannot be determined at this time.

In November 2012, CMS adopted a rule under the Health Reform Law that generally allows physicians in certain specialties who provide eligible primary care services to be paid at the Medicare reimbursement rates in effect in calendar years 2013 and 2014 instead of state-established Medicaid reimbursement rates (“Medicaid-Medicare Parity”). Generally, state Medicaid reimbursement rates are lower than federally established Medicare rates. Legislation has been proposed to extend Medicaid-Medicare Parity for calendar year 2015. Failure to enact such legislation would adversely impact enhanced physician Medicaid Program revenues Sheridan has received and anticipates receiving through 2014.

The Health Reform Law may adversely affect payors by increasing medical costs generally, which could impact Sheridan’s business and revenues as payors seek to offset these increases by reducing costs in other areas. The full impact of these changes on Sheridan cannot be determined at this time.

If Sheridan is unable to timely enroll its providers in the Medicare and Medicaid programs, its collections and revenue will be harmed.

Sheridan is required to enroll its providers who are not otherwise already enrolled with Medicare and Medicaid in order to bill these programs for the services they provide. Under Medicare, providers can retrospectively bill Medicare for services for only 30 days prior to the effective date of the enrollment. If Sheridan is unable to properly enroll physicians and other applicable healthcare professionals within the 30 days after the provider begins providing services, it will be precluded from billing Medicare for any services which were provided to a Medicare beneficiary more than 30 days prior to the effective date of the enrollment. With respect to Medicaid enrollment rules, including those related to retrospective billing, vary by state. Failure to timely enroll providers could reduce Sheridan’s net revenue and have a material adverse effect on its business, financial condition or results of operations.

In addition, the Health Reform Law added additional enrollment requirements for Medicare and Medicaid. Every enrolled provider must revalidate its enrollment at regular intervals and must update the Medicare contractors and many state Medicaid programs with significant changes on a timely (and typically very short) basis. If Sheridan fails to provide sufficient documentation as required to maintain its enrollment, Medicare could deny continued future enrollment or revoke its enrollment and billing privileges.

Sheridan has partnerships with certain healthcare providers, including risk-based partnerships under the Health Reform Law. If this strategy is not successful, its financial performance could be adversely affected.

Sheridan has strategic business partnerships with hospital systems in its facility-based physician services business. These joint venture and strategic partnership models may expose it to commercial risks that may be different from its other business models, including that the success of the joint venture or partnership may be only partially under its operational and legal control and the opportunity cost of not pursuing the specific venture independently or with other partners. Following the Merger, under certain of Sheridan’s joint venture arrangements, the hospital system partner has the option to acquire Sheridan’s stake in the venture on a predetermined financial formula. The exercise of these options could lead to the loss of associated revenue and profits which likely would not be offset by the immediate proceeds of the sale of its stake. Additionally, under certain joint venture partnership arrangements, the hospital system partner has the right of first refusal should Sheridan desire to acquire an unrelated provider who derives 40% or more of its revenues from services provided to that hospital system or its affiliates. Furthermore, joint ventures may raise fraud and abuse issues. For example, the OIG has taken the position that certain contractual joint ventures between a party that makes referrals and a party which receives referrals for a specific type of service may violate the Anti-Kickback Statute if one purpose of the arrangement is to encourage referrals.

Sheridan may take advantage of various opportunities afforded by the Health Reform Law to enter into risk-based partnerships designed to encourage healthcare providers to assume financial accountability for outcomes and work together to better coordinate care for patients, both when they are in the hospital and after they are discharged. Examples of such initiatives include the CMS Bundled Payments for Care Improvement initiative, the Medicare Shared Savings Program and the Independence at Home Demonstration. Advancing such initiatives can be time consuming and expensive, and there can be no assurance that Sheridan’s efforts in these areas would ultimately be successful. In addition, if Sheridan succeeds in its efforts to enter into these risk-based partnerships but fails to deliver quality care at a cost consistent with its expectations, it may be subject to significant financial penalties depending on the program, and an unsuccessful implementation of such initiatives could materially and adversely affect its business, financial condition or results of operations.

Upon a change of control of Sheridan, Sheridan’s ownership interest in two partnerships is subject to rights of first refusal.

Sheridan holds ownership interests in two surgery centers through partnerships with third parties. In connection with the Merger, those third parties have the right to acquire Sheridan’s ownership interest in the partnership on the same terms and conditions as the change of control of Sheridan. Although Sheridan would receive the proceeds of the sale of its interest, the exercise of these rights could lead to the loss of associated revenue and profits of these facilities.

Sheridan’s margins may be negatively impacted by cross-selling to existing clients and selling bundled services to new clients.

One of Sheridan’s growth strategies involves the continuation and expansion of its efforts to sell additional services across its multi-specialty practice and related management services businesses. There can be no assurance that Sheridan will be successful in its cross-selling efforts. As part of its cross-selling efforts, Sheridan may need to offer a bundled package of services at a lower price point in general than individual services and such efforts may result in downward price pressure on its services. Such price pressure may have a negative impact on Sheridan’s operating margins. In addition, if a service offered as part of a bundled package underperforms as compared to the other services included in the package, Sheridan could face reputational harm which could negatively impact its relationship with its clients and ultimately its results of operations.

If current or future laws or regulations cause Sheridan to restructure its arrangements with physicians, professional corporations or hospitals, it may incur additional costs, lose contracts and suffer a reduction in net revenue under existing contracts.

A number of laws bear on Sheridan’s relationships with its physicians. There is a risk that state authorities in some jurisdictions may find that its contractual relationships with its physicians violate laws prohibiting the corporate practice of medicine and fee-splitting. In states that have enacted these types of prohibitions, Sheridan enters into contracts with affiliated physicians organized as separate legal professional entities (e.g., professional medical corporations). These contracts include management services agreements with Sheridan’s affiliated physician organizations under which the physician organizations reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. A regulatory agency could nonetheless determine that those arrangements constitute a corporate practice of medicine or fee splitting violation. A review or action by regulatory authorities or the courts could force Sheridan to terminate or modify its contractual relationships with physicians and affiliated medical groups or revise them in a manner that could be materially adverse to its business. Antitrust laws may also deem each such physician/entity to be separate, both from Sheridan and from each other and, accordingly, each such physician/practice may be subject to a wide range of laws that prohibit anti-competitive conduct between or among separate legal entities or individuals.

Sheridan has entered into a number of joint venture arrangements with physicians and other providers (e.g., hospitals and hospital operators) that are subject to state and federal fraud and abuse laws, including the federal Anti-Kickback Statute and FCA. While these transactions were structured to comply with all applicable laws, including state and federal anti-kickback laws and state corporate practice of medicine and fee splitting prohibitions, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which Sheridan could be subject to other significant penalties, including suspension or exclusion from state and federal government healthcare programs. Any action against Sheridan for violation of these laws, even if successfully defended, could cause Sheridan to incur significant legal expenses and loss of revenue from those joint ventures and divert management’s attention from business operations.

These laws and rules, and their interpretations, may change in the future. Any adverse interpretations or changes could force Sheridan to restructure its relationships with physicians, professional corporations or its hospital clients, or to restructure its operations. A restructuring could also result in a loss of contracts or a reduction in revenue or an increase in operating expenses under existing contracts.

Sheridan may not be able to successfully recruit and retain physicians, nurses and other clinical providers with the qualifications and attributes desired by it and its clients.

Sheridan’s ability to recruit and retain qualified physicians and other healthcare professionals is critical for delivery of clinical services under its contracts. Sheridan’s clients have increasingly demanded a greater degree of specialized skills and higher training and experience levels for the healthcare professionals providing services under their contracts with Sheridan. Moreover, because of the scope of the geographic diversity of Sheridan’s operations, it must recruit healthcare professionals, and particularly physicians, to staff a broad spectrum of contracts. Sheridan has had difficulty in the past recruiting physicians to staff contracts in some regions of the country and at some less economically advantaged hospitals due to limits on compensation, facility and equipment availability, reduced back-up staffing by other specialists, local cost of living and lifestyle preferences. In some instances, Sheridan may not be able to recruit physicians and healthcare professionals quickly enough to permanently staff all openings. Further, Sheridan competes with other providers of medical services for such qualified physicians and other healthcare professionals and must offer competitive wages and benefits. The anticipated expansion of new patients covered by health insurance resulting from implementation of the Affordable Care Act may further constrain the markets for qualified physicians to staff Sheridan’s operations. If Sheridan raises wages in response to wages increases of its competitors and is unable to negotiate for increased fees from its clients, such increases may adversely affect its business, financial condition and results of operations. In addition, Sheridan’s ability to recruit physicians is closely regulated and limitations imposed by various federal and state statutes may create additional challenges in recruiting and retaining physicians. The physician population of each of Sheridan’s specialties is subject to unique supply and demand dynamics, including the demographics of the physician population and graduation rates for residency and fellowship programs. Sheridan’s future success in retaining and winning new contracts depends in part on its ability to recruit and retain physicians and other healthcare professionals to maintain and expand its operations.

Unfavorable changes in regulatory, economic and other conditions could occur in the states where Sheridan’s operations are concentrated.

During the year ended December 31, 2013, Florida, New Jersey and Texas accounted for approximately 65.0%, 11.4% and 4.7%, respectively, of Sheridan’s net revenue. In November 2013, Sheridan completed the acquisition of an anesthesiology practice in Northern California and expects that California will account for a larger portion of its net revenue in 2014. This concentration increases the risk that, should its programs in these states be adversely affected by changes in regulatory, economic and other conditions, Sheridan’s revenue and profitability could materially decline. Furthermore, a natural disaster or other catastrophic event could affect Sheridan more significantly than other companies with less geographic concentration.

Sheridan may become involved in litigation which could harm the value of its business.

Because of the nature of its business, Sheridan is involved from time-to-time in lawsuits, claims, audits and investigations, including those arising out of services provided, personal injury claims, professional liability claims, billing and marketing practices, employment disputes and contractual claims. Sheridan may become subject to lawsuits, claims, audits and investigations that could result in substantial costs and divert its attention and resources and adversely affect its business condition. These lawsuits, claims, audits or investigations, regardless of their merit or outcome, may also adversely affect Sheridan’s reputation.

Sheridan could be subject to professional liability lawsuits, some of which we may not be fully insured against or reserved for.

In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories. Many of these lawsuits involve large claims and substantial defense costs. Sheridan insures the majority of its professional liability risks principally through its insurance policies with Continental Casualty Company (CNA) (“CNA”) and utilizes other third-party insurers as well. Sheridan’s deductible under the CNA policy is reinsured under a deductible reinsurance policy with International Casualty Company SPC, Inc. (“ICC”), which is located in the British Virgin Islands. ICC fully reinsures its deductible reinsurance policy with Sheridan’s affiliate captive insurance company, Marblehead Surety & Reinsurance Company, Ltd., which is located in the Cayman Islands and effectively reinsures all of the insurance coverage provided by CNA and ICC under this program. CNA provides professional liability insurance to Sheridan and its healthcare professionals, and Sheridan establishes reserves for losses in respect of such insurance. Sheridan reserves for losses in excess of aggregate insurance coverage. Under Sheridan’s current professional liability insurance program, its exposure for claim losses under professional liability insurance policies provided to its physicians is limited to the amounts of individual policy coverage limits but there is no limit for aggregate claim losses incurred under all insurance provided to affiliated physicians and other healthcare practitioners or for individual or aggregate professional liability losses incurred by Sheridan and its affiliates or their respective other corporate entities. Under certain circumstances, Sheridan also provides professional liability insurance to its physicians through third-party insurers. There can be no assurance that Sheridan’s reserves will not be exceeded by actual losses and related expenses in the future. Claims, regardless of their merit or outcome, may also adversely affect Sheridan’s reputation and ability to expand its business.

Sheridan’s captive insurance company is subject to government regulation, and legislative or regulatory action may make the captive insurance company arrangement less feasible or otherwise reduce Sheridan’s profitability.

Sheridan owns a captive insurance company located in the Cayman Islands. Insurance companies are subject to government regulation, the primary purpose of which is generally to protect policyholders and not necessarily to protect creditors and investors. The nature and extent of such regulation typically involve such items as: standards of solvency and minimum amounts of statutory capital surplus that must be maintained, regulation of reinsurance, methods of accounting and filing of annual and other reports with respect to financial condition and other matters. Such regulation may increase Sheridan’s costs of regulatory compliance, restrict its ability to access cash held in its captive insurance company and otherwise impede its ability to take actions it deems advisable. Insurance regulators and other regulatory agencies regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and could materially and adversely affect Sheridan’s business, results of operations or financial condition. The use of captive insurance companies in particular has come under scrutiny by insurance regulators in the United States. Any regulatory action that prohibits or limits Sheridan’s use of or materially increases its cost of using its captive reinsurance company, either retroactively or prospectively, could have a material adverse effect on its financial condition or results of operations.

The reserves Sheridan establishes with respect to its losses covered under its insurance programs are subject to inherent uncertainties.

In connection with its insurance programs, Sheridan establishes reserves for losses and related expenses, which represent estimates involving actuarial and statistical projections, at a given point in time, of its expectations of the ultimate resolution and administration costs of losses it has incurred in respect of its liability risks. Insurance reserves inherently are subject to uncertainty. Sheridan’s reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm performs studies of projected ultimate losses on an annual basis and provides quarterly updates to those projections. Sheridan refers to these actuarial estimates as part of the process by which it determines appropriate reserves. Sheridan’s reserves could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While Sheridan monitors claims closely when it estimates reserves, the complexity of claims and the wide range of potential outcomes may hamper timely adjustments to the assumptions it uses in these estimates. Actual losses and related expenses may deviate, individually and in the aggregate, from the reserve estimates reflected in Sheridan’s combined consolidated financial statements. If Sheridan determines that its estimated reserves are inadequate, it will be required to increase reserves at the time of the determination, which would result in a reduction in its net income in the period in which the deficiency is determined.

Risks Related to Our Common Stock

The Mandatory Convertible Preferred Offering and the issuance of any common stock or Preferred Merger Securities in connection with the Merger, as well as the common stock issued in this offering, may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the Mandatory Convertible Preferred Stock that would be outstanding upon completion of the Mandatory Convertible Preferred Offering and also by any common stock or Preferred Merger Securities issued in connection with the Merger, as well as the common stock issued in this offering. Additional shares of our common stock will be issuable upon conversion of the Mandatory Convertible Preferred Stock to be issued in the Mandatory Convertible Preferred Offering and upon conversion of the Preferred Merger Securities, if issued in connection with the Merger. The conversion rate of the Mandatory Convertible Preferred Stock is subject to adjustments that could significantly increase the number of shares of our common stock issuable upon such conversion. The market price of our common stock could become more volatile and could be depressed by:

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investors’ anticipation of the sale into the market of a substantial number of shares of common stock issued in the Merger or additional shares of common stock issued upon conversion of the Mandatory Convertible Preferred Stock or Preferred Merger Securities;

•	possible sales of our common stock by investors who view our Mandatory Convertible Preferred Stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving our preferred stock and our common stock.

Sales of a substantial number of shares of our common stock in the public market by our existing shareholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise adequate capital through the sale of additional equity securities. In connection with the Merger, we will grant certain registration rights to the Unitholders with respect to our common stock issued in the Merger. See “The Transactions—Registration Rights.” We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

You likely will not receive dividends on the shares of our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We have never declared or paid a dividend on our common stock and have no plans to pay cash dividends on our common stock in the foreseeable future, and both our existing senior secured revolving credit facility and the New Senior Credit Facilities and the indentures governing our Existing 2020 Notes and any Debt Securities issued in a Debt Securities Offering restrict or may restrict, as the case may be, our ability to pay dividends.

This offering is expected to be dilutive, and there may be future sales or other dilution of our equity, including our Mandatory Convertible Preferred Stock, which may adversely affect the market price of the shares of our common stock and/or dilute the value of shares of our common stock.

Giving effect to the issuance of shares of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds as described under “Use of Proceeds,” we expect that this offering will have a dilutive effect on our expected earnings per share for the year ending December 31, 2014. The actual amount of dilution cannot be determined at this time and will be based upon numerous factors, including whether the Merger is consummated.

In addition, we are not restricted from issuing, and shareholder approval is not required in order to issue, additional shares of common stock, including our Mandatory Convertible Preferred Stock and other securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock, except any shareholder approval required by Nasdaq. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, including stock issued pursuant to the Merger Agreement, could depress the market price of shares of our common stock. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of shares of our common stock. The market price of our common stock may be adversely affected if we issue additional shares of our common stock.

Provisions in our Charter and bylaws and provisions of Tennessee law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our Charter, bylaws and Tennessee law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the board of directors is divided into three classes with staggered terms;

•	the board of directors fixes the number of members on the board;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval;

•	supermajority vote requirements for certain amendments to our Charter;

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anti-takeover provisions of Tennessee law which may prevent us from engaging in a business combination with an interested shareholder, or which may deter third parties from acquiring our common stock above certain thresholds; and

•	limitations on the right of shareholders to remove directors.

These provisions may deter an acquisition of us that might otherwise be attractive to shareholders.

In addition to our Mandatory Convertible Preferred Stock, we may in the future issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and liquidation.

In the future, we may issue additional debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by any or all of our properties. Such securities may be senior to our common stock as to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.

THE TRANSACTIONS

The Merger

AmSurg, Merger Sub and Merger Sub II have entered into the Merger Agreement with Seller, General Partner, Partnership, Sunbeam Primary, and HFCP VI Securityholders’ Rep LLC, a Delaware limited liability company, in its capacity as agent and attorney-in-fact for Seller and the Unitholders. The Partnership is an indirect parent company of Sheridan Healthcare, Inc.

Under the terms of the Merger Agreement, AmSurg will acquire Sheridan through (i) the purchase of 100% of the issued and outstanding membership interests of the General Partner and (ii) the merger of the Partnership with and into Sunbeam Primary, with Sunbeam Primary surviving such merger, which we refer to as Merger 1, and immediately following Merger 1, the merger of Merger Sub with and into Sunbeam Primary, with Sunbeam Primary surviving such merger as a wholly-owned subsidiary of the Company, which we refer to as Merger 2. If, based upon the relative proportion of cash and capital stock included in the Merger Consideration, the transactions contemplated by the Merger Agreement are intended to qualify as a plan of reorganization within the meaning of Section 1.368-2(g) of the Treasury Regulations, then following Merger 2, Sunbeam Primary will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company, which we refer to as Merger 3, and collectively with Merger 1 and Merger 2, referred to herein as the Merger.

The aggregate Merger Consideration is $2.35 billion, subject to certain adjustments, and will be composed of cash and either shares of our common stock or Preferred Merger Securities, referred to herein as the Merger Consideration. The minimum cash component of the Merger Consideration will be approximately $1.74 billion, subject to certain adjustments, including an increase based upon the Partnership’s cash on hand as of the closing of the Merger (the “Closing”), and subject to reduction based upon the indebtedness of the Partnership to be repaid as of the Closing and expenses incurred by the Partnership in connection with the Merger and a working capital adjustment. The remaining portion of the Merger Consideration will be composed of either shares of our common stock or Preferred Merger Securities. Pursuant to the Merger Agreement, we may elect to replace all or any portion of the Merger Consideration to be paid in our capital stock with cash. If we complete an offering of equity securities prior to the Closing, we are required to use 50% of the first $400.0 million of aggregate net proceeds, 100% of the aggregate net proceeds between $400.0 million and $500.0 million, and 50% of the aggregate net proceeds in excess of $500.0 million to increase the portion of the Merger Consideration paid in cash and reduce the portion of the Merger Consideration paid in our capital stock. We may elect to use additional net proceeds in excess of those required amounts and other available funds to increase the cash portion, and reduce the stock portion, of the Merger Consideration.

Pursuant to the terms of the Merger Agreement, we will issue shares of our common stock as a portion of the Merger Consideration, unless the stock portion of the Merger Consideration would result in us issuing shares of our common stock representing more than 19.99% of our issued and outstanding shares of common stock, excluding any shares of common stock issued as part of the Merger Consideration, as of Closing, in which case we would instead issue (i) shares of our Series D Preferred Stock, which shares would be designated by our board of directors pursuant to an amendment to our charter, and would be convertible, subject to certain restrictions, upon shareholder approval, or at our option or the option of the holders of Series D Preferred Stock, into shares of our common stock representing up to 19.99% of our issued and outstanding shares of common stock as of Closing, and (ii) shares of our Series E Preferred Stock, which would be designated by our board of directors pursuant to an amendment to our charter and would be convertible, subject to shareholder approval as described below, into shares of our common stock.

If shares of our common stock are issued in the Merger, the number of shares will be determined based upon the volume weighted average trading price of our common stock for the ten trading days ending on (and including) the last trading day immediately before the closing date, referred to as the Closing Share Price. If the Closing Share Price is $43.75 or more, the number of shares of common stock issued as part of the Merger

Consideration will be determined based on a price of $43.75 per share. If the Closing Share Price is greater than $37.50 and less than $43.75, then the number of shares of common stock issued as part of the Merger Consideration will be determined based on the Closing Share Price. If the Closing Share Price is less than $37.50, the number of shares of common stock issued as part of the Merger Consideration will be determined based on a price of $37.50 per share. The price used to determine the number of shares of common stock to be issued in the Merger is referred to as the “Applicable Share Price.”

If Preferred Merger Securities are issued in the Merger, we will issue shares of Series D Preferred Stock that are convertible into 19.99% of our issued and outstanding shares of common stock as of the Closing and the remaining stock portion of the Merger Consideration will be issued in the form of shares of Series E Preferred Stock that are convertible into shares of common stock. In the event the Preferred Merger Securities are issued, we have agreed to use our reasonable best efforts to cause a meeting of our shareholders to obtain approval of the conversion of the Preferred Merger Securities to be called and held as promptly as reasonably practicable following the Closing. If shareholder approval is obtained, the Preferred Merger Securities would convert into shares of our common stock on the business day immediately following the meeting of shareholders. If shareholder approval is not obtained, then we have agreed to use our reasonable best efforts to continue to seek to obtain shareholder approval at an additional special or annual meeting of our shareholders during each subsequent six-month period until the earlier of such time as (i) shareholder approval is obtained or (ii) we or the holders of the Series D Preferred Stock deliver a notice of conversion of the Series D Preferred Stock pursuant to the Series D designating charter amendment. Assuming successful completion of this offering and the Mandatory Convertible Preferred Offering, we do not expect to issue any Preferred Merger Securities in connection with the Merger. However, there can be no assurance that we will not be required to issue the Preferred Merger Securities pursuant to the Merger Agreement.

The Merger Agreement contains certain representations and warranties by the parties, as well as covenants with respect to the operation of the respective businesses of the parties prior to the Closing and the parties’ obligations to obtain consents and regulatory approvals required with respect to the Merger, including under HSR, and with respect to the transfer of ownership in a surgery center located in New Jersey owned by Sheridan. If a governmental authority or other party asserts objections to or challenges the Merger, the parties have each agreed to use their reasonable best efforts to resolve any such objection or challenge to permit the consummation of the Merger. The Company has agreed to take all actions necessary to avoid or remove impediments to the Merger, including agreeing to divest assets, agreeing to restrictions on the business of the combined company and taking other actions to permit the consummation of the Merger. The Merger Agreement also contains covenants regarding the Company’s obligation to obtain and consummate the Financings necessary to fund the Merger Consideration, Sheridan’s obligations to cooperate with such efforts, exclusivity, and certain other matters.

The completion of the Merger is subject to certain conditions, including, among others, (i) that the applicable waiting period under HSR, has expired or been terminated, (ii) the parties receipt of written confirmation from the Cayman Islands Monetary Authority that it has no objection to the change in control of Partnership’s insurance company subsidiary, (iii) if required as a result of the Merger, the parties receipt of written approval from the State of New Jersey Department of Health to the transfer of ownership in a surgery center owned by a subsidiary of the Partnership, (iv) subject to materiality exceptions, the representations and warranties made by AmSurg and the Partnership, respectively, are true and correct, and (v) AmSurg and Partnership, respectively, have complied in all material respects with their respective obligations under the Merger Agreement. The Closing is not conditioned on our ability to obtain financing. AmSurg and the Partnership have the right to terminate the Merger Agreement under certain circumstances, including the right of the Partnership to terminate the Merger Agreement if the Closing Share Price is $31.25 or less. The representations and warranties made by the parties in the Merger Agreement do not survive the Closing and, as a result, after the Closing we will have no recourse or indemnification rights against the current owners of the Partnership in the event any of the representations or warranties made by the Partnership and Seller in the Merger Agreement prove to be incorrect.

Financing Transactions

We are engaging in the Financing Transactions in order to (i) repay borrowings outstanding under our existing senior secured revolving credit facility; (ii) repay the outstanding balance of our senior secured notes due 2020; (iii) pay the Merger Consideration; and (iv) pay fees and expenses related to the Transactions. This offering and the Mandatory Convertible Preferred Offering are being made substantially concurrently and each is being made pursuant to a separate prospectus supplement. The Debt Securities Offering is expected to be made pursuant to a separate offering memorandum subsequent to this offering and the Mandatory Convertible Preferred Offering. None of this offering, the Mandatory Convertible Preferred Offering or any of the Financing Transactions is contingent upon completion of this offering, the Mandatory Convertible Preferred Offering or any of the Financing Transactions and we cannot assure you that (1) we will complete any or all of this offering, the Mandatory Convertible Preferred Offering or the Financing Transactions or (2) the actual terms of this offering, the Mandatory Convertible Preferred Offering or any Financing Transaction that we complete will not differ, perhaps substantially, from the terms contemplated by this prospectus supplement. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered or any debt being sold or placed in the Mandatory Convertible Preferred Offering or the Financing Transactions.

Facilities

In connection with the Merger, we entered into a financing commitment with various financial institutions, including each of the underwriters in this offering or their affiliates, pursuant to which, and subject to certain conditions, the financial institutions committed (which we refer to as the financing commitment) to provide to us the New Revolving Credit Facility, the New Term Loan Facility, and the Bridge Facility. The proceeds of the Facilities will be used to partially finance the Merger Consideration and to pay costs, fees and expenses related to the Merger, as described under “Use of Proceeds.” The proceeds of any Debt Securities Offering described below will reduce or terminate the commitments with respect to the Bridge Facility on a dollar for dollar basis. None of the Financing Transactions have been consummated and none of the documentation with respect thereto has been finalized and accordingly, the actual terms of such Financing Transactions may differ from those described herein.

New Senior Credit Facilities

Subject to the satisfaction of certain conditions, we expect that our New Senior Credit Facilities will permit us to increase the aggregate amount of the New Revolving Credit Facility and/or the New Term Loan Facility by an aggregate amount not to exceed the greater of (1) $250.0 million and (2) an unlimited amount as long as the secured leverage ratio (to be defined in a manner to be mutually agreed in the definitive financing documents) would not exceed 3.00:1.00 after giving pro forma effect to the incurrence of such increase. The lenders under the New Senior Credit Facilities would not be required to provide commitments with respect to such increased amounts.

We expect that the New Revolving Credit Facility will mature five years after the closing date and that the New Term Loan Facility will mature seven years after the closing date.

We expect that the terms of the New Term Loan Facility will require us to repay amounts outstanding under such facility in equal quarterly installments in an amount equal to 1.00% per annum of the aggregate principal amount, with the balance due on the maturity date of the New Term Loan Facility.

We expect that the outstanding borrowings under the New Senior Credit Facilities will be prepayable without premium or penalty (other than customary breakage costs and other than, in certain circumstances, prepayments made on the New Term Loan Facility within six months of the closing date of the New Senior Credit Facilities). We expect that the terms of the New Senior Credit Facilities will require us to repay certain amounts outstanding thereunder with (1) net cash proceeds of certain asset sales or other dispositions (including as a result of casualty or condemnation) that exceed certain thresholds, to the extent such proceeds are not reinvested or committed to be reinvested in the business in accordance with customary reinvestment provisions, (2) net cash proceeds of the incurrence of certain indebtedness and (3) a percentage of excess cash flow, which percentage will be based upon our secured leverage ratio during the relevant fiscal period.

We expect that the borrowings under the New Senior Credit Facilities will bear interest at a rate equal to an applicable margin plus, as determined at our option, either (1) a base rate determined by reference to the higher of (a) the prime rate, (b) the United States federal funds rate plus 1/2 of 1.00% and (c) a one-month adjusted LIBOR rate plus 1.00% (provided, that, with respect to the New Term Loan Facility we expect that in no event will the base rate be deemed to be less than a percentage to be agreed in the New Senior Credit Facilities) or (2) an adjusted LIBOR rate, calculated in a manner to be agreed and more fully set forth in the New Senior Credit Facilities (provided, that, with respect to the New Term Loan Facility we expect that in no event will the adjusted LIBOR rate be deemed to be less than a percentage to be agreed in the New Senior Credit Facilities). We expect that the applicable margin for borrowings under the New Senior Credit Facilities (other than borrowings under the New Term Loan Facility) will depend on our secured leverage ratio. We expect that the applicable margin for borrowings under the New Term Loan Facility will be fixed at percentages to be agreed in the New Senior Credit Facilities.

We expect that the New Senior Credit Facilities will require us to comply with customary affirmative and negative covenants. We expect that the New Revolving Credit Facility will require that we maintain a minimum interest coverage ratio and a maximum total leverage ratio. The method of calculating all of the components used in the covenants will be set forth in the definitive financing documents for the New Senior Credit Facilities.

We expect the New Senior Credit Facilities to contain customary events of default with thresholds, grace periods, exceptions and qualifications to be mutually agreed in the definitive financing documents.

Concurrent Mandatory Convertible Preferred Offering

Concurrently with this offering of shares of our common stock, we are offering, by means of a separate prospectus supplement and accompanying prospectus, 1,500,000 shares of our Mandatory Convertible Preferred Stock, Series A-1 (or 1,725,000 shares of our Mandatory Convertible Preferred Stock if the underwriters in that offer exercise their option to purchase additional shares of our Mandatory Convertible Preferred Stock in full). The shares of Mandatory Convertible Preferred Stock will be a series of our preferred stock, no par value per share, described in the accompanying prospectus. Each share of Mandatory Convertible Preferred Stock will have a liquidation preference of $100.00 per share plus accrued and unpaid dividends.

The Mandatory Convertible Preferred Stock will be convertible into an aggregate of up to 3,833,333 shares of our common stock (assuming the underwriters in the Mandatory Convertible Preferred Offering exercise their option to purchase additional shares of our Mandatory Convertible Preferred Stock in full), subject to anti-dilution, make-whole and other adjustments, and assuming we pay all dividends on our Mandatory Convertible Preferred Stock in cash.

The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or rights upon our liquidation, dissolution or winding-up ranks:

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senior to our common stock and to each other class of capital stock or series of preferred stock established after the original issue date of the Mandatory Convertible Preferred Stock, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Mandatory Convertible Preferred Stock as to dividend rights and/or rights upon our liquidation, dissolution or winding up (which we refer to collectively as “junior stock”);

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equally with any class of capital stock or series of preferred stock established after the issue date, the terms of which expressly provide that such class or series will rank equally with the Mandatory

Convertible Preferred Stock as to dividend rights and/or rights upon our liquidation, dissolution or winding up, in each case without regard to whether dividends accrue cumulatively or non-cumulatively (which we refer to collectively as “parity stock”);

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junior to each class of capital stock or series of preferred stock established after the issue date, the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights and/or rights upon our liquidation, dissolution or winding up; and

•	junior to our existing and future indebtedness (including trade payables).

The Mandatory Convertible Preferred Stock would rank junior to our Preferred Merger Securities in the payment of dividends, in the distribution of assets or any liquidation, dissolution, or winding-up of the Company and with respect to redemption rights if such Preferred Merger Securities were issued. Assuming successful completion of this offering, the Mandatory Convertible Preferred Stock Offering and the Debt Financing, we do not expect to issue any Preferred Merger Securities as part of the Merger Consideration. However, there can be no assurance that we will not be required to issue the Preferred Merger Securities pursuant to the Merger Agreement.

Holders of shares of the Mandatory Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors or an authorized committee of our board of directors and to the extent lawful, cumulative dividends at an annual rate of 5.25% per share of the initial liquidation preference of $100 per share of Mandatory Convertible Preferred Stock (equivalent to $5.25 per year per share). We will pay such dividends in cash, by delivery of shares of our common stock or by delivery of any combination of cash and our common stock, at our election.

So long as any share of Mandatory Convertible Preferred Stock remains outstanding:

•	no dividend or distribution shall be declared or paid on our common stock or any other shares of junior stock, except dividends payable solely in shares of our common stock;

•	no dividend or distribution shall be declared or paid on our parity stock, except as provided below; and

•	no common stock, junior stock or parity stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries,

unless all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of the Mandatory Convertible Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of the Mandatory Convertible Preferred Stock on the applicable record date).

The limitations on distributions described in the immediately preceding paragraph will not apply to:

•

redemptions, purchases or other acquisitions of shares of our common stock or other junior stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases of shares in lieu of tax withholding and purchases of shares to offset the share dilution amount (as defined below) pursuant to a publicly announced repurchase plan); provided that any purchases to offset the share dilution amount shall in no event exceed the share dilution amount;

•	any dividends or distributions of rights or junior stock in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan;

•

the acquisition by us or any of our subsidiaries of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock (with the same or lesser aggregate liquidation preference) or junior stock and, in each case, the payment of cash solely in lieu of fractional shares.

“Share dilution amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of our consolidated financial statements most recently filed with the SEC prior to the issue date) resulting from the grant, vesting or exercise of equity-based compensation to employees and directors and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

Subject to the foregoing, dividends (payable in cash, securities or other property) as may be determined by our board of directors or any duly authorized committee of our board of directors may be declared and paid on any securities, including our common stock and other junior stock, from time to time out of any funds lawfully available for such payment, and holders of the Mandatory Convertible Preferred Stock shall not be entitled to participate in any such dividends.

The holders of shares of the Mandatory Convertible Preferred Stock will have no voting rights in respect of such shares except as set forth below or as otherwise required by law or our Charter from time to time. In matters where holders of the Mandatory Convertible Preferred Stock are entitled to vote, each share of the Mandatory Convertible Preferred Stock shall be entitled to one vote.

Whenever, at any time or times, dividends payable on the shares of the Mandatory Convertible Preferred Stock have not been paid for an aggregate of six or more dividend periods, whether or not consecutive (an “event of non-payment”), the holders of the Mandatory Convertible Preferred Stock will have the right, with holders of shares of any one or more other classes or series of outstanding parity stock upon which like voting rights have been conferred and are exercisable at the time, voting together as a class (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), to elect two directors at the next annual meeting or special meeting of our shareholders and at each subsequent annual meeting or special meeting of our stockholders until all accrued and unpaid dividends have been paid in full or fully set aside for payment on the Mandatory Convertible Preferred Stock, at which time such right will terminate, except as otherwise provided in this prospectus supplement or expressly provided by law, subject to re-vesting in the event of each and every event of non-payment.

The foregoing information concerning the Mandatory Convertible Preferred Stock is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the articles of amendment establishing the terms of the Mandatory Convertible Preferred Stock, a copy of which has been or will be incorporated by reference as an exhibit into the registration statement of which this prospectus supplement and the accompanying prospectus form a part and which may be obtained as described under “Where You Can Find More Information.”

Debt Securities Offering

On or after the commencement of this offering, we expect to conduct a private offering of Debt Securities. We anticipate that the Debt Securities would be senior obligations, rank equal in right of payment with our Existing 2020 Notes, not be convertible, be unsecured and be guaranteed by our existing and future domestic subsidiaries that will guarantee the New Senior Credit Facilities. The proceeds of the Debt Securities Offering will reduce or terminate the Bridge Facility commitments on a dollar for dollar basis. There can be no assurance that the Debt Securities Offering will be completed. The foregoing description and any other information regarding the Debt Securities Offering is included herein solely for informational purposes. The Debt Securities Offering will be made by a separate offering memorandum and is not part of the offering to which this prospectus supplement relates. The Debt Securities offering has not been and will not be registered under the Securities Act, and the Debt Securities will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any such Debt Securities.

The amount and terms and conditions of the Debt Securities Offering will be subject to market conditions. There can be no assurance that we will be able to issue any such Debt Securities on terms and conditions acceptable to us. This offering is not contingent on the consummation of the Mandatory Convertible Preferred Offering or the Debt Securities Offering, and neither the Mandatory Convertible Preferred Offering nor the Debt Securities Offering is contingent upon completion of this offering. The closing of the Debt Securities Offering will be conditioned on the simultaneous closing of the Merger. The proceeds of this offering, the Mandatory Convertible Preferred Offering and the Debt Securities Offering will be used to partially finance the Merger as described under “Use of Proceeds.”

We cannot assure you that we will complete any of the Financing Transactions on the terms contemplated by this prospectus supplement or at all.

The Preferred Merger Securities

As set forth in the Merger Agreement, if the stock portion of the Merger Consideration would result in us issuing shares of our common stock representing more than 19.99% of our issued and outstanding shares of common stock as of the Closing, we would issue shares of our Series D Preferred Stock and Series E Preferred Stock.

Ranking.    The Series D Preferred Stock and the Series E Preferred Stock would be senior to our common stock and the Mandatory Convertible Preferred Stock with respect to dividend rights and rights upon our liquidation, winding up or dissolution.

Preferred Stock Approval Rights.    The holders of Preferred Merger Securities would have certain approval rights, including, but not limited to, approval of (i) certain amendments to our charter or bylaws that would adversely impact their rights, (ii) issuance of additional shares of preferred stock of the same series, (iii) amendments to our charter to authorize or create securities that rank on parity with or prior to the Preferred Merger Securities and (iv) the consummation of certain share exchange, merger or consolidation transactions. In addition, the holders of Series E Preferred Stock also would have certain other approval rights, including, but not limited to, approval of (x) certain transactions between AmSurg and its affiliates, (y) the incurrence by AmSurg of indebtedness above a leverage ratio of 7.0 to 1.0, and (z) material changes to our business.

Voting Rights.    Except as set forth above and required by law, the Preferred Merger Securities would not have voting rights.

Conversion Rights.    In the event that any Preferred Merger Securities are issued, we have agreed to use our reasonable best efforts to cause a meeting of our shareholders to obtain the approval of the conversion of the Preferred Merger Securities to be duly called and held as promptly as reasonably practicable following the Closing. If shareholder approval is obtained, the Preferred Merger Securities would convert into shares of our common stock on the business day immediately following the meeting of shareholders. If shareholder approval is not obtained, then we have agreed to use our reasonable best efforts to continue to seek to obtain shareholder approval at an additional special or annual meeting of our shareholders during each subsequent six-month period until the earlier of such time as (i) shareholder approval is obtained or (ii) we or the holders of the Series D Preferred Stock deliver a notice of conversion of the Series D Preferred Stock pursuant to the Series D designating charter amendment.

Each share of Series D Preferred Stock will be convertible into (i) a number of shares of our common stock equal to the quotient of (A) $1,000.00, divided by (B) the Applicable Share Price (subject to certain adjustments), plus (ii) cash in respect of all accrued and unpaid dividends on the Series D Preferred Stock, plus (iii) cash in lieu of any fractional share. If the conversion of the Series D Preferred Stock would result in any former holder of Series D Preferred Stock beneficially owning more than 9.99% of the then outstanding shares of our common stock, to that extent, such holder’s shares of Series D Preferred Stock shall not be converted into our common stock, but shall remain convertible by such holder from time to time, subject to such beneficial ownership limitation, at the election of the holder or the Company.

Upon receipt of shareholder approval, each share of the Series E Preferred Stock shall automatically convert into (i) a number of shares of our common stock equal to the quotient of (A) the sum of the Series E Liquidation Preference (defined below), plus all accrued and unpaid dividends on the Series E Preferred Stock, divided by (B) the Applicable Share Price (subject to certain adjustments), plus (ii) cash in lieu of any fractional share. Series E Liquidation Preference means the sum of (i) $1,000.00 and (ii) all dividends on Series E Preferred Stock not paid in cash. If the Series D Preferred Stock is converted into shares of our common stock without obtaining shareholder approval, the Company will not continue to seek shareholder approval of the conversion of the Series E Preferred Stock, the Series E Preferred Stock will not be convertible into shares of our common stock and will remain outstanding.

Dividend Rights.    Dividends on outstanding shares of Preferred Merger Securities would accrue from the earliest of (i) the conversion of shares of Series D Preferred Stock following a negative vote at a meeting of our shareholders called to approve the conversion of the Preferred Merger Securities into shares of our common stock, (ii) four months following the Closing if we have not held a shareholder meeting to consider the conversion of the Preferred Merger Securities into shares of our common stock, and (iii) 180 days following the Closing. Dividends would cease to accrue upon shareholder approval of the conversion of the Preferred Merger Securities or, with respect to the Series D Preferred Stock, delivery of a conversion notice by the Company or the holders of the Series D Preferred Stock. Dividends on the Preferred Merger Securities will accrue at an initial dividend rate of 10% per annum, increasing each quarter by 0.25% per annum, up to a maximum dividend rate of 16% per annum. In addition, the Preferred Merger Securities are permitted to participate, on an as converted basis, in any cash dividends declared by us on our common stock.

Liquidation Rights.    Upon our liquidation, each holder of Series D Preferred Stock and Series E Preferred Stock, as applicable, is entitled to receive an amount per share equal to the greater of (i) the Series D Liquidation Preference or Series E Liquidation Preference, as applicable, plus an amount equal to all accrued but unpaid dividends thereon, whether or not declared and (ii) the amount such holder of Series D Preferred Stock or Series E Preferred Stock, as applicable, would have received if such holder had converted into shares of our common stock immediately prior to the event requiring the payment of such liquidation preference. Any liquidation preference shall be adjusted for any stock split, reverse stock split, stock combination, reclassification or pursuant to any other adjustment with respect to the Series D Preferred Stock or Series E Preferred Stock, as the case may be. In the event of a liquidation, liquidation payments must be made to holders of Series D Preferred Stock and Series E Preferred Stock before any payment or distribution may be made to holders of our common stock. For purposes herein, a liquidation means our voluntary or involuntary liquidation, dissolution or winding up and Series D Liquidation Preference means the sum of (i) $1,000.00 and (ii) all dividends on the Series D Preferred Stock not paid in cash.

Redemption Rights.    The holders of the Series D Preferred Stock and Series E Preferred Stock may require us to repurchase their shares of Series D Preferred Stock and Series E Preferred Stock upon the occurrence of any of the following fundamental changes:

•	any person is or has become the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Company;

•

at any time during any period of up to 24 consecutive months, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election to the board of directors was approved by the directors of the Company then still in office) cease for any reason to constitute a majority of the our board of directors then in office;

•	the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution; or

•	the merger or consolidation of the Company or the sale of all or substantially all the assets of the Company.

Beginning a specified period of time after the maturity date for our indebtedness that is expected to be outstanding at the Closing, the holders of the Series E Preferred Stock may require us to redeem any or all of their shares of Series E Preferred Stock at a purchase price equal to the greater of: (A) the sum of the Series E Liquidation Preference, plus all accrued and unpaid dividends, whether or not declared, that have not previously been added to the Series E Liquidation Preference and (B) the product of (x) the number of shares of common stock into which shares of Series E Preferred Stock would have been converted, multiplied by (y) the greater of (I) the average closing price of the common stock on the last twenty (20) completed trading days immediately prior to the delivery of the redemption notice and (II) if certain fundamental changes described above have been announced or an agreement providing for a fundamental change described above has been executed prior to the redemption date, the fair market value of the consideration that each share of our common stock would be entitled to receive (if any) in such fundamental change.

In addition, we may redeem any or all of the shares of Series E Preferred Stock at any time at a purchase price equal to the greater of: (A) the sum of the Series E Liquidation Preference plus all accrued and unpaid dividends, whether or not declared, that have not previously been added to the Series E Liquidation Preference and (B) the product of (x) the number of shares of our common stock into which shares of Series E Preferred Stock would have been converted, multiplied by (y) the greater of (I) the average closing price of our common stock on the last twenty (20) completed trading days immediately prior to the delivery of a redemption notice and (II) if certain fundamental changes described above have been announced or an agreement providing for a fundamental change described above has been executed prior to the redemption date, the fair market value of the consideration that each share of our common stock would be entitled to receive (if any) in such fundamental change.

At any time, if and only if none of the shares of Series E Preferred Stock are outstanding, we, at our option and election, may redeem all or any portion of the outstanding shares of Series D Preferred Stock, at a purchase price equal to the greater of the following: (A) the sum of the Series D Liquidation Preference, plus all accrued and unpaid dividends, whether or not declared, that have not previously been added to the Series D Liquidation Preference and (B) the product of (x) the number of shares of our common stock into which such shares of Series D Preferred Stock is then convertible, multiplied by (y) the greater of (I) the average closing price of our common stock on the last twenty (20) completed trading days immediately prior to the delivery of the redemption notice and (II) if certain fundamental changes described above have been announced or an agreement providing for a fundamental change described above has been executed prior to the redemption date, the fair market value of the consideration that each share of our common stock would be entitled to receive (if any) in such fundamental change.

Shareholders Agreement

At the Closing, we will enter into a Shareholders’ Agreement with Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P. (collectively, “H&F”). The Shareholders’ Agreement grants H&F the right to nominate two persons to serve as directors of the Company for so long as H&F owns shares of our common stock (including shares of preferred stock convertible into common stock) issued or issuable pursuant to the Merger Agreement representing at least 20% of the outstanding shares of our common stock and one person to serve as a director for so long as H&F owns shares of our common stock (including shares of preferred stock convertible into our common stock) issued or issuable pursuant to the Merger Agreement representing at least 10% but less than 20% of the outstanding shares of our common stock.

The Shareholders’ Agreement also provides that if the stock issued as part of the Merger Consideration is the Preferred Merger Securities and we conduct a post-Closing equity offering during the period of 180 days following the Closing, we will use a portion of the net proceeds from such offering to redeem the Series E Preferred Stock and, following redemption of all of the Series E Preferred Stock, to redeem the Series D Preferred Stock, if any.

The Shareholders’ Agreement provides that until H&F in the aggregate beneficially owns less than 10% of our common stock, H&F shall not:

•	directly or indirectly acquire, agree to acquire, or offer to acquire, ownership of any equity or debt securities of the Company;

•	directly or indirectly enter into or agree to enter into any extraordinary transaction involving the Company or its subsidiaries;

•	make any solicitation of proxies to vote any voting securities of the Company;

•	bring any action or otherwise act to contest the validity of the standstill restrictions, or seek a release of such restrictions;

•	form, join or in any way participate in a “group” (within the meaning of SEC rules) with respect to any voting securities of the Company;

•	seek the removal of any directors from the Board or a change in the size or composition of the Board;

•	initiate, propose or solicit any proposal with respect to any merger, consolidation or business combination involving the Company;

•	call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company;

•	deposit any shares of our preferred or common stock in a voting trust or similar arrangement;

•	disclose publicly any intention, plan or arrangement prohibited by, or inconsistent with the standstill restrictions; or

•

take any action that would reasonably be expected to cause the Company to be required to make a public announcement regarding any intention of H&F to take an action that would be prohibited by the standstill restrictions.

Registration Rights Agreement

Additionally, at the Closing, we will enter into a Registration Rights Agreement with the Unitholders, which will provide the Unitholders with certain demand and piggyback registration rights. Under the Registration Rights Agreement, we may be required, at the Unitholders’ demand, to file a shelf registration statement to register the common stock issued pursuant to the terms of the Merger Agreement (the “Registrable Securities”).

Demand Rights.    The Registration Rights Agreement provides for three demand rights for registrations of marketed, underwritten offerings; provided, that such demands for marketed, underwritten offerings involve the lesser of (i) securities with a minimum anticipated offering price of at least $100.0 million or (ii) all remaining Registrable Securities then held by H&F. The Registration Rights Agreement also provides for unlimited demand rights for registrations of non-marketed, underwritten offerings; provided, that such demands for non-marketed, underwritten offerings involve the lesser of (i) securities with a minimum anticipated offering price of at least $50.0 million or (ii) all remaining Registrable Securities then held by H&F.

Piggyback Rights.    The Registration Rights Agreement provides for unlimited piggyback registration rights to register the Registrable Securities when we initiate a registered offering. These piggyback rights are subject to “cut-back” provisions whereby the underwriter has the ability to limit the number of securities included in a registered offering by AmSurg. The piggyback rights terminate when H&F owns less than 5% of the outstanding common stock.

Exceptions to Registration.    Securities are no longer Registrable Securities at such time that (i) such securities have been disposed of in accordance with a registration statement, (ii) such securities have been distributed to the public pursuant to Rule 144 or Rule 145 of the Securities Act, (iii) such securities have ceased to be outstanding or (iv) the holder beneficially owns less than three percent of our common stock and can sell all of his shares pursuant to Rule 144 in one transaction. We are not required to file a registration statement within 90 days after the exercise of piggyback rights or within 180 days after exercise of a demand right. We are not obligated to effect more than three demand registrations in a 360 day period (whether marketed or not) or more than one demand registration in any 90 day period (whether marketed or not). We may delay the filing or effectiveness of any registration statement for up to 60 days in the event that our board of directors determines a valid business purpose exists for such delay or suspension; provided, we cannot delay or suspend more than three times in any 12 month period and not more than 120 days in the aggregate in any 12 month period.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Global Select Market and is traded under the symbol “AMSG.” The high and low sales prices per share of our common stock, as reported by Nasdaq, are set forth below for the periods indicated.

2012	High	Low
First Quarter	$28.29	$24.80
Second Quarter	30.00	26.31
Third Quarter	32.17	27.24
Fourth Quarter	30.50	25.00

2013	High	Low
First Quarter	$33.78	$29.02
Second Quarter	36.76	31.72
Third Quarter	41.00	35.11
Fourth Quarter	48.71	39.31

2014	High	Low
First Quarter	$47.75	$40.05
Second Quarter (through June 26, 2014)	52.81	40.00

DIVIDEND POLICY

We intend to retain our earnings to finance the growth and development of our business. We have never declared or paid a dividend on our common stock and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, subject to applicable law and certain covenants in certain of our debt documents which limit, but may not restrict, our ability to pay dividends on our common stock.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting the underwriting discounts and approximately $700,000 of other estimated offering expenses payable by us, will be approximately $366.5 million (or approximately $421.6 million if the underwriters’ option to purchase additional shares is exercised in full).

The following table sets forth the estimated sources and uses of funds in connection with the Merger, the New Senior Credit Facilities, the concurrent Mandatory Convertible Preferred Offering and the Debt Securities Offering described in this prospectus supplement. See “The Transactions.” The actual amounts may vary from the estimated amounts set forth in the following table:

Sources of Funds (in thousands)		Uses of Funds (in thousands)
Cash	$105,890	Merger Consideration	$2,148,540
Common stock offered hereby	382,500	Repay existing senior secured revolving credit facility(1)	231,500
Concurrent Mandatory Convertible		Repay senior secured notes due 2020(2)	64,285
Preferred Offering	150,000	Working capital and cash to balance sheet	36,626
New Term Loan Facility	1,090,000	Estimated fees and expenses	127,439

New Revolving Credit Facility	—	Total Uses of Funds	$2,608,390

Debt Securities	880,000

Total Sources of Funds	$2,608,390

(1)

As of June 26, 2014, we had approximately $231.5 outstanding under our existing senior secured revolving credit facility. Our $475.0 million senior secured revolving credit facility, which was entered into May 28, 2010, as amended, has a term of five years and matures in June 2018. The facility bears interest at LIBOR plus 1.25% to 2.0% and currently bears interest at 1.9%.

(2)

Represents the principal amount outstanding under our senior secured notes due 2020, which we intend to repay in connection with the Transactions, accrue interest at the rate of 8.04% and began to amortize in quarterly installments beginning in August 2013, through the maturity date on May 28, 2020. As of June 26, 2014, we had approximately $64.7 million in principal and accrued interest associated with the senior secured notes reflected in other accrued liabilities. In connection with the repayment of our senior secured notes, we are required to pay a make-whole amount of $12.9 million, which is included in estimated fees and expenses.

As described above, we plan to use a portion of the net proceeds to repay borrowings outstanding under our existing senior secured revolving credit facility. Affiliates of Citigroup Global Markets, Inc., SunTrust Robinson Humphrey, Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are lenders under our existing revolving credit facility, and affiliates of SunTrust Robinson Humphrey, Inc., Barclays Capital, Inc. and Raymond James & Associates, Inc. are lenders under certain indebtedness of Sheridan. As such, these affiliates will receive their proportionate shares of repayments of any amount outstanding under our senior secured existing revolving credit facility or such indebtedness of Sheridan out of net proceeds of this offering. See “Underwriting.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale of 8,500,000 shares of common stock offered hereby after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, and our receipt of the estimated net proceeds thereof as described in “Use of Proceeds”; and

•

on an as adjusted basis to give effect to this offering and the Mandatory Convertible Preferred Offering and the application of the proceeds therefrom as described above and the Merger and the other Financing Transactions described under “The Transactions”

and, in each case, the other items or events described in the footnotes in the table below.

You should read this table in conjunction with (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Transactions,” “Use of Proceeds” and our consolidated financial statements, including all related notes appearing elsewhere in this prospectus supplement, (ii) the historical consolidated financial statements and related notes of Sunbeam Holdings, L.P. appearing elsewhere in this prospectus supplement and (iii) “Unaudited Pro Forma Condensed Consolidated Financial Information” appearing elsewhere in this prospectus supplement. Investors in our common stock should not place undue reliance on the as adjusted and pro forma information included in this prospectus supplement because this offering is not contingent upon any of the transactions reflected in the adjustments included in the table below.

	As of March 31, 2014	As Adjusted(1)
	Actual	For Common Stock Offering Only		For All Transactions
	(dollars in millions)
Cash and cash equivalents	$47.1	$176.1	(2)	$75.1	(3)

Long-term debt (including current maturities):
Existing senior secured revolving credit facility(4)	$237.5	$—		$—
Senior secured notes due 2020(5)	67.0	67.0		—
Existing 2020 Notes	250.0	250.0		250.0
Debt Securities Offering(6)	—	—		880.0
New Revolving Credit Facility(7)	—	—		—
New Term Loan Facility	—	—		1,090.0
Capital leases	10.6	10.6		10.6
Other debt	20.2	20.2		20.2

Total debt:	$585.3	$347.8		$2,250.8

Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized actual and as adjusted; 700,000 shares of Series C Junior Participating Preferred Stock authorized, no shares issued and outstanding; and 1,500,000 shares mandatory convertible preferred stock issued and outstanding, as adjusted	$—	$—		$145.2
Common stock, no par value; 70,000,000 shares authorized actual and as adjusted; 32,505,000 shares issued and outstanding, actual; and 41,005,000 shares issued and outstanding, as adjusted for common stock offering only; 48,030,000 shares issued and outstanding as adjusted for all Transactions	186.9	553.4		875.1
Retained earnings	595.5	595.5		560.1
Non-redeemable noncontrolling interests	363.2	363.2		389.9

Total shareholders’ equity	$1,145.6	1,512.1		1,970.3

Total capitalization	$1,730.9	$1,859.9		$4,221.1

(1)	The information in this table is not necessarily indicative of our future cash and cash equivalents, and is prepared based upon the assumptions described under Note 3 to “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”
(2)	Includes net proceeds of $366.5 million from this offering.
(3)	See note (3) to the Unaudited Pro Forma Condensed Combined Financial Information.
(4)	As of June 26, 2014, we had $231.5 outstanding under our existing senior secured revolving credit facility. We have $242.9 million of availability under the existing senior secured revolving credit facility as of June 26, 2014. We expect to pay off the outstanding balance of the existing senior secured revolving credit facility with the proceeds of this offering and the Mandatory Convertible Preferred Offering.
(5)	We expect to pay off the outstanding balance of the senior secured notes due 2020 in connection with consummation of the Merger.
(6)	Does not give effect to original issue discount, if any.
(7)	We will have up to $250.0 million of availability under the New Revolving Credit Facility.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed combined statements of earnings (the “Pro Forma Statements of Earnings”) for the three months ended March 31, 2014 and 2013 and for the year ended December 31, 2013 combine the historical consolidated statements of earnings of AmSurg and Sunbeam Holdings, L.P. and its subsidiaries, whose wholly-owned subsidiaries include Sunbeam Primary Holdings, Inc. and Sheridan Holdings, Inc. (collectively “Sheridan”). The Pro Forma Statements of Earnings give effect to the Merger as if it had been completed on January 1, 2013, the beginning of the earliest period presented. The accompanying unaudited pro forma condensed combined balance sheet (the “Pro Forma Balance Sheet”) as of March 31, 2014 combines the historical consolidated balance sheets of AmSurg and Sheridan, giving effect to the Merger as if it had been completed on March 31, 2014.

The accompanying unaudited pro forma condensed combined financial statements (the “Statements”) and related notes were prepared using the acquisition method of accounting with AmSurg considered the acquirer of Sheridan. Accordingly, the Merger Consideration has been allocated to the assets and liabilities of Sheridan based upon their estimated fair values assuming the Merger is consummated. The pro forma adjustments for the Merger do not include any adjustments to the Merger Consideration that may occur pursuant to the Merger Agreement and any such adjustments may be material. Any amount of the Merger Consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed will be recorded as goodwill in AmSurg’s balance sheet after the completion of the Merger. As of the date of this prospectus supplement, AmSurg has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Sheridan assets to be acquired and the liabilities to be assumed and the related allocation of the Merger Consideration, nor has it identified all adjustments necessary to conform Sheridan’s accounting policies to AmSurg’s accounting policies. A final determination of the fair value of Sheridan’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Sheridan that exist as of the date of completion of the Merger and, therefore, cannot be made prior to that date. Accordingly, the accompanying unaudited pro forma Merger Consideration allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma Merger Consideration allocation has been made solely for the purpose of preparing the accompanying Statements. The preliminary Merger Consideration allocation was based on AmSurg’s historical experience and AmSurg’s due diligence review of Sheridan’s business. Upon completion of the Merger, valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of earnings until the Merger Consideration allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary Merger Consideration allocation included in the accompanying Statements.

The Statements do not include any adjustment for liabilities or related costs that may result from integration activities, since management is in the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for employee severance and costs associated with other integration activities. The Statements also do not include any adjustment for recent acquisitions made by AmSurg or Sheridan.

We anticipate that the Merger will result in significant annual synergies that would be unachievable without completing the Merger. No assurance can be made that we will be able to achieve these synergies and any such synergies have not been reflected in these Statements.

The Pro Forma Statements of Earnings do not include any material nonrecurring charges that might arise as a result of the Merger. The Pro Forma Balance Sheet only includes adjustments for transaction-related costs that are factually supportable.

The accompanying Statements and related notes are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of

AmSurg would have been had the Merger occurred on the dates assumed, nor are they necessarily indicative of AmSurg’s future consolidated results of operations or consolidated financial position. The Statements do not reflect synergies expected as a result of the Merger, nor do they reflect the full impact of acquisitions that occurred during the periods presented. The Statements are based upon currently available information and estimates and assumptions that AmSurg management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the Merger.

The accompanying Statements have been developed from and should be read in conjunction with the audited annual and unaudited interim consolidated financial statements and related notes of AmSurg and Sheridan included elsewhere in this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the three months ended March 31, 2014

(In thousands, except earnings per share data)

	Historical AmSurg	Historical Sheridan	Adjustments		Pro Forma Combined
Revenues	$263,107	$263,458	$—		$526,565
Provision for uncollectibles	—	(12,636)	—		(12,636)

Net revenues	263,107	250,822	—		513,929
Operating expenses:
Salaries and benefits	83,194	179,509	—		262,703
Supply cost	38,720	—	1,347	(b)	40,067
Other operating expenses	55,269	39,652	(1,347)	(b)	91,757
			(1,817)	(b)
Depreciation and amortization	8,374	9,889	6,580	(g)	24,843

Total operating expenses	185,557	229,050	4,763		419,370
Gain (loss) on deconsolidation	2,045	—	(1,817)	(b)	228
Equity in earnings (loss) of unconsolidated affiliates	764	(432)	—		332

Operating income	80,359	21,340	(6,580)		95,119
Interest expense, net	6,963	19,017	6,538	(h)	32,518
Other expense, net	—	12	—		12

Earnings from continuing operations before income taxes	73,396	2,311	(13,118)		62,589
Income tax expense	13,057	1,138	(5,260)	(i)	8,935

Net earnings from continuing operations	60,339	1,173	(7,858)		53,654
Less net earnings from continuing operations attributable to noncontrolling interests	42,835	635	—		43,470

Net earnings from continuing operations	$17,504	$538	$(7,858)		$10,184

Earnings per share from continuing operations attributable to AmSurg Corp. common shareholders:
Basic	$0.55				$0.17	(l)
Diluted	$0.54				$0.17	(m)

Weighted average number of shares and share equivalents outstanding:
Basic	31,716		15,525	(j)	47,241
Diluted	32,120		15,525	(j)	47,645

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the three months ended March 31, 2013

(In thousands, except earnings per share data)

	Historical AmSurg	Historical Sheridan	Adjustments		Pro Forma Combined
Revenues	$258,189	$229,626	$—		$487,815
Provision for uncollectibles	—	(12,950)	—		(12,950)

Net revenues	258,189	216,676	—		474,865
Operating expenses:
Salaries and benefits	80,958	157,654	—		238,612
Supply cost	37,213	—	1,409	(b)	38,622
Other operating expenses	52,727	31,272	(1,409)	(b)	82,590
Depreciation and amortization	8,008	8,743	6,580	(g)	23,331

Total operating expenses	178,906	197,669	6,580		383,155
Gain on deconsolidation	2,237	—	—		2,237
Equity in earnings of unconsolidated affiliates	402	—	—		402

Operating income	81,922	19,007	(6,580)		94,349
Interest expense, net	7,542	12,006	13,076	(h)	32,624
Loss on extinguishment of debt	—	4,390	—		4,390

Earnings from continuing operations before income taxes	74,380	2,611	(19,656)		57,335
Income tax expense	12,269	1,372	(7,882)	(i)	5,759

Net earnings from continuing operations	62,111	1,239	(11,774)		51,576
Less net earnings from continuing operations attributable to noncontrolling interests	44,361	917	—		45,278

Net earnings from continuing operations	$17,750	$322	$(11,774)		$6,298

Earnings per share from continuing operations attributable to AmSurg Corp. common shareholders:
Basic	$0.57				$0.09	(l)
Diluted	$0.56				$0.09	(m)

Weighted average number of shares and share equivalents outstanding:
Basic	31,217		15,525	(j)	46,742
Diluted	31,881		15,525	(j)	47,406

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the year ended December 31, 2013

(In thousands, except earnings per share data)

	Historical AmSurg	Historical Sheridan	Adjustments			Pro Forma Combined
Revenues	$1,079,343	$976,934	$—			$2,056,277
Provision for uncollectibles	—	(57,691)	—			(57,691)

Net revenues	1,079,343	919,243	—			1,998,586
Operating expenses:
Salaries and benefits	333,190	654,941	—			988,131
Supply cost	157,771	—	5,344	(b	)	163,115
Other operating expenses	222,677	135,041	(5,344)	(b	)	352,374
Depreciation and amortization	33,028	35,551	26,321	(g	)	94,900

Total operating expenses	746,666	825,533	26,321			1,598,520
Gain on deconsolidation	2,237	—	—			2,237
Equity in earnings of unconsolidated affiliates	3,151	—	—			3,151

Operating income	338,065	93,710	(26,321)			405,454
Interest expense, net	29,538	47,818	52,966	(h	)	130,322
Loss on extinguishment of debt	—	11,018	—			11,018
Other expense, net	—	41	—			41

Earnings from continuing operations before income taxes	308,527	34,833	(79,287)			264,073
Income tax expense	49,754	18,300	(31,794)	(i	)	36,260

Net earnings from continuing operations	258,773	16,533	(47,493)			227,813
Less net earnings from continuing operations attributable to noncontrolling interests	186,120	2,789	—			188,909

Net earnings from continuing operations	$72,653	$13,744	$(47,493)			$38,904

Earnings per share from continuing operations attributable to AmSurg Corp. common shareholders:
Basic	$2.32					$0.66	(l)
Diluted	$2.27					0.65	(m)

Weighted average number of shares and share equivalents outstanding:
Basic	31,338		15,525	(j	)	46,863
Diluted	31,954		15,525	(j	)	47,479

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

March 31, 2014

(In thousands)

	Historical AmSurg	Historical Sheridan	Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$47,116	$105,890	$(105,890)	(a)	$75,063
			(2,148,540)	(a)
			2,582,140	(c)
			(405,653)	(c)
Restricted cash and marketable securities	—	22,504	—		22,504
Accounts receivable, net	106,209	133,993	—		240,202
Supplies inventory	18,433	—	923	(b)	19,356
Deferred income taxes	1,026	11,996	—		13,022
Prepaid and other current assets	37,151	31,570	(923)	(b)	91,516
			23,718	(e)

Total current assets	209,935	305,953	(54,225)		461,663
Property and equipment, net	169,006	29,784	—		198,790
Goodwill	1,764,623	912,160	(912,160)	(a)	3,348,760
			1,584,137	(a)
Intangible assets, net	21,093	541,323	(541,323)	(a)	1,220,756
			1,152,170	(a)
			47,493	(f)
Investments in unconsolidated affiliates and other	19,484	35,410	(20,348)	(f)	34,546

Total assets	$2,184,141	$1,824,630	$1,255,744		$5,264,515

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$20,285	$8,270	$(8,270)	(a)	$9,571
			(10,714)	(d)
Accounts payable	25,359	1,397	—		26,756
Accrued salaries and benefits	26,218	84,438	—		110,656
Other accrued liabilities	12,387	41,910	—		54,297

Total current liabilities	84,249	136,015	(18,984)		201,280
Long-term debt	564,937	1,203,029	(1,203,029)	(a)	2,241,187
			(293,750)	(d)
			1,970,000	(c)
Deferred income taxes	185,882	171,616	230,224	(a)	587,722
Other long-term liabilities	25,753	63,374	(2,817)	(a)	86,310
Noncontrolling interests—redeemable	177,683	—	—		177,683
Equity:
Mandatory convertible preferred shares	—	—	145,200	(k)	145,200
Common stock, no par value, 70,000 shares authorized	186,894	—	688,252	(j)	875,146
Members’ equity	—	223,922	(223,922)	(a)	—
Retained earnings	595,519	—	(35,428)	(e)	560,091
Accumulated other comprehensive loss, net of income taxes	—	2	(2)	(a)	—

Total AmSurg Corp. equity	782,413	223,924	574,100		1,580,437
Noncontrolling interests—non-redeemable	363,224	26,672	—		389,896

Total equity	1,145,637	250,596	574,100		1,970,333

Total liabilities and equity	$2,184,141	$1,824,630	$1,255,744		$5,264,515

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Note 1.    Description of the Transaction

AmSurg, Merger Sub and Merger Sub II have entered into the Merger Agreement with the Seller, the General Partner, the Partnership, Sunbeam Primary and HFCP VI Securityholders’ Rep LLC, a Delaware limited liability company, in its capacity as agent and attorney-in-fact for Seller and the Unitholders. The Partnership is an indirect parent company of Sheridan Healthcare, Inc. See “The Transactions” for more information with respect to the terms of the Merger Agreement.

We intend to fund the Merger Consideration through this offering, the Mandatory Convertible Preferred Offering, and the Financing Transactions. Additionally, in accordance with the Merger Agreement, we estimate that we will issue approximately $321.8 million of our common stock, based upon the closing price of our common stock of $45.80 on June 26, 2014, to the Unitholders and provide them with certain registration rights for such shares. The net proceeds of this offering will be approximately $366.5 million and that the net proceeds of the Mandatory Convertible Preferred Offering will be approximately $145.2 million. We have assumed that the Mandatory Convertible Preferred Stock will be issued at a price equal to $100.00 per share, will pay dividends quarterly and will convert into shares of our common stock on the third anniversary of the date of its issuance. We have obtained the financing commitment to provide to us the New Senior Credit Facilities in an aggregate principal amount of up to $1.375 billion, consisting of the $1.125 billion New Term Loan Facility, a $250.0 million New Revolving Credit Facility (which will replace our existing senior secured revolving credit facility), and the $1.021 billion Bridge Facility. The obligations of the lenders to provide this debt financing are subject to a number of customary conditions, including, without limitation, execution and delivery of certain definitive documentation. The Merger Agreement requires us to use our reasonable best efforts to obtain the financing on the terms and conditions described in the financing commitments. Our obligation to consummate the Merger is not subject to a financing condition. We have made no final determination with respect to the Financing Transactions and are continuing to review and consider all alternatives. In no event shall any disclosure contained herein be deemed indicative of the final financing that we will choose to adopt.

Note 2.    Basis of Pro Forma Presentation

These Statements have been derived from the historical condensed consolidated financial statements of AmSurg and Sheridan that are included elsewhere in this prospectus supplement. Certain financial statement line items included in Sheridan’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in our historical presentation. For the Pro Forma Statements of Earnings, Sheridan’s other practice expenses and general and administrative expense line items have been combined into other operating expenses to conform to our presentation. Additionally, for the Pro Forma Statements of Earnings, Sheridan’s net income (loss) from unconsolidated joint ventures line item has been moved to be included in operating income to conform to our presentation. The reclassification of these items had no impact on the historical earnings from continuing operations, total assets, total liabilities, or shareholders’ equity reported by AmSurg or Sheridan, respectively.

The Merger is reflected in the Statements as an acquisition of Sheridan by AmSurg using the acquisition method of accounting, in accordance with business combination accounting guidance under GAAP. Under these accounting standards, the total estimated Merger Consideration will be calculated as described in Note 3 to these Statements, and the assets acquired and the liabilities assumed will be measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, we have applied the accounting guidance under GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions in connection with the Merger, including historical and current market data. The final Merger Consideration allocation will be determined after the completion of the Merger, and the final allocation may differ materially from those presented herein. The Merger Agreement allows for consummation of the Merger under various financing arrangements. For purposes of these Statements, we have assumed no Preferred Merger Securities will be issued in connection with the Merger based on our estimate of the most likely financing structure.

Note 3.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Pro forma adjustments are necessary to reflect the estimated Merger Consideration, to adjust amounts related to Sheridan’s assets and liabilities to a preliminary estimate of their fair values, to reflect financing transactions associated with the Merger, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to tangible and intangible assets, to reflect other transactions directly related to the Merger, and to reflect the income tax effects related to the pro forma adjustments. There were no inter-company transactions between AmSurg and Sheridan. Certain pro forma adjustments were required to conform Sheridan’s accounting policies and presentation to our accounting policies and presentation.

The accompanying Statements have been prepared as if the Merger was completed on March 31, 2014 for balance sheet purposes and January 1, 2013 for statement of earnings purposes, and reflect the following adjustments:

(a) Records the preliminary Merger Consideration of proposed Merger and elimination of Sheridan’s equity.

The estimated Merger Consideration is $2.35 billion which will be funded through a combination of cash and our stock. In addition, we will pay an amount equal to Sheridan’s cash and cash equivalents on hand at the Closing. The Merger Agreement prescribes a certain minimum amount of cash to be delivered upon closing. These Statements contemplate the most likely result, which includes the delivery of $2.149 billion in cash and $321.8 million in common stock. Our expectation differs from that described in Note 1 due to the intent to raise cash through this offering and the Mandatory Convertible Preferred Offering. The number of shares of common stock issued as part of the Merger Consideration will be determined based upon the Applicable Share Price.

The allocation of the preliminary Merger Consideration to the fair values of assets to be acquired and liabilities to be assumed in the Merger includes unaudited pro forma adjustments to reflect the estimated fair values of Sheridan’s assets and liabilities at the completion of the Merger. The allocation of the preliminary Merger Consideration is as follows (in millions):

Current assets	$306.0
Property and equipment(1)	29.8
Goodwill	1,584.1
Amortizable intangible assets	1,014.9
Indefinite-lived intangible assets	137.3
Other long-term assets	15.0
Current liabilities	(127.7)
Deferred income taxes(2)	(401.8)
Other long-term liabilities(3)	(60.6)
Noncontrolling interests in consolidated subsidiaries	(26.7)

Total consideration(4)	$2,470.3

(1)	We believe that the carrying value of property and equipment approximates fair value. Additionally, we reviewed Sheridan’s policies regarding its useful lives and determined that those policies were reasonable. Therefore, no adjustments have been made to historical depreciation.
(2)	Amount includes the addition of approximately $230.2 million of deferred tax liabilities related to amortizable intangible assets acquired which are not expected to be deductible for tax purposes.
(3)	Amount includes the elimination of $2.8 million of deferred rent credits.
(4)	This amount differs from the cash payment made to Unitholders due to the additional shares issued to the Unitholders, in accordance with the Merger Agreement, with a fair value estimating $321.8 million.

The preliminary Merger Consideration allocation for Sheridan is subject to revision as more detailed analysis is completed and additional information on the fair values of Sheridan’s assets and liabilities become available and Merger related costs are finalized. Any change in the fair value of the assets and liabilities of Sheridan will change the amount of the Merger Consideration allocable to goodwill. The final Merger Consideration allocation may differ materially from the allocation presented above.

We have made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the Merger. The final determination of the Merger Consideration allocation is anticipated to be completed as soon as practicable after completion of the Merger. We anticipate that the valuations of the acquired assets and liabilities will include, but not be limited to, fixed assets, customer relationships with hospitals, noncompete agreements and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final amounts allocated to assets acquired and liabilities assumed in the Merger could differ materially from the preliminary amounts presented in these Statements. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the Merger from those preliminary valuations presented in these Statements would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the Merger. In addition, if the value of the acquired assets is higher than the preliminary estimate, it may result in higher amortization and depreciation expense than is presented in these Statements.

(b) Adjusts the historical presentation of Sheridan’s financial statements to conform to our presentation.

(c) Reflects the incurrence of approximately $1.970 billion of debt, net proceeds of this offering of approximately $366.5 million and net proceeds of the Mandatory Convertible Preferred Offering of approximately $145.2 million to fund the Merger and repay certain of our existing debt and fund debt issuance costs. A detailed estimate of the sources and uses of cash associated with the Merger are as follows (in thousands):

Sources:
New Term Loan Facility (net of original issue discount of $5,450)	$1,084,550
Debt Securities	880,000
Common stock offering, net of applicable discounts, commissions and expenses	366,500
Mandatory Convertible Preferred Stock Offering, net of applicable discounts, commissions and expenses	145,200
Cash on hand at closing	105,890

Total Sources	2,582,140

Uses:
Cash payments to Unitholders:
Merger Consideration(1)	$(2,148,540)
Cash payments related to refinancing and debt repayments:
Existing senior secured revolving credit facility	$(237,500)
Senior secured notes due 2020	(66,964)
Termination fee related to the senior secured notes due 2020	(12,859)
Other estimated transaction fees	(41,363)
Financing fees(2)	(46,967)

(405,653)
Working capital(3)	(27,947)

Total Uses	(2,582,140)

(1)	This amount differs from the total Merger Consideration due to the additional shares issued to the Unitholders with an estimated fair value of $321.8 million as defined in the Merger Agreement. In addition, amount includes a payment of $105.9 million to acquire Sheridan’s cash and cash equivalents on hand.

(2)	Financing fees will be capitalized as deferred loan costs and amortized accordingly.
(3)	Amount reflects working capital generated as part of the Merger.

(d) Records debt payoff and termination of our existing senior secured revolving credit facility and our senior secured notes due 2020 as follows (in thousands):

	Current	Long-term	Total
Existing senior secured revolving credit facility	$—	$237,500	$237,500
Senior secured notes due 2020	10,714	56,250	66,964

	$10,714	$293,750	$304,464

(e) Records estimated transaction fees paid to third parties related to the Merger, including related income tax effects as follows (in thousands):

Termination fee related to the senior secured notes due 2020	$12,859
Other estimated transaction fees	41,363
Disposal of deferred financing fees related to the existing senior secured revolving credit facility and senior secured notes due 2020	4,924

59,146
Expected tax benefit	(23,718)

Estimated impact on retained earnings at March 31, 2014	$35,428

(f) Reflects the recording of debt issuance costs of $52.4 million expected to occur as a result of the New Term Loan Facility and the Debt Securities Offering, the write-off of debt issuance costs of $4.9 million related to the senior secured notes due 2020, and $20.3 million of debt issue costs related to debt retired by AmSurg and Sheridan, respectively, as a result of the Merger. Such amounts for our debt will be reflected in the results of operations as a loss from early extinguishment of debt upon completion of refinancing.

(g) To record additional amortization expense of identifiable intangible assets related to the estimated fair value of such identifiable intangible assets held by Sheridan at the time of the Merger. Intangible assets will principally relate to noncompete agreements and customer relationships with hospitals and are expected to have a useful life of approximately three to 25 years.

(h) To record estimated interest expense based upon the assumed debt structure as follows (in thousands):

	Three Months Ended March 31,		Year Ended December 31, 2013
	2014	2013
Financing Transactions	$26,796	$26,796	$107,187
Existing 2020 Notes	3,516	3,516	14,063
Deferred loan costs	1,975	1,975	7,899
Capitalized leases and other debt, net of interest income	231	337	1,173

Total estimated interest costs	32,518	32,624	130,322
Less: Historical interest expense, net
AmSurg	(6,963)	(7,542)	(29,538)
Sheridan	(19,017)	(12,006)	(47,818)

Net interest expense adjustment	$6,538	$13,076	$52,966

For purposes of these Statements, management has assumed an interest rate for the New Term Loan Facility and the New Revolving Credit Facility (which will not be drawn upon as part of these Statements). A fluctuation in our assumed interest rate for purposes of these Statements of 0.125% would have no impact on interest expense as calculated in the pro forma adjustment. For purposes of the Debt Securities, management assumed an interest rate and a fluctuation of 0.125% would impact the estimated interest by $1.1 million for the year ended December 31, 2013 and $0.275 million for each of the three months ended March 31, 2014 and 2013, respectively.

Concurrent with this offering, we are preparing a private offering under Rule 144A of Debt Securities which we intend to offer on or immediately after the commencement of our offering of common stock and Mandatory Convertible Preferred Stock. In the unlikely event that we are unable to place the Debt Securities, we would utilize the Bridge Facility. Interest expense included in these Statements would increase by $11.0 million for the year ended December 31, 2013, $4.95 million for the three months ended March 31, 2014 and $1.1 million for the three months ended March 31, 2013. Accordingly, net earnings from continuing operations and diluted earnings per share would decrease by $6.6 million and $0.14, respectively, for the year ended December 31, 2013, $3.0 million and $0.06, respectively, for the three months ended March 31, 2014 and $0.7 million and $0.01, respectively, for the three months ended March 31, 2013. For more information regarding the Debt Securities, see “The Transactions—Financing Transactions—Debt Securities Offering.”

(i) To record the income tax effects of the Pro Forma Statements of Earnings adjustments using a combined statutory and federal rate of 40.1%.

(j) To record the issuance of 15.5 million shares of our common stock in this offering and as part of the Merger Consideration to the Unitholders as described in Note 1 and under “The Transactions—The Merger.” We expect to issue 8.5 million common shares in this offering, resulting in net proceeds of approximately $366.5 million. Additionally, in accordance with the Merger Agreement, we expect to issue 7.0 million common shares, having an approximate fair value of $321.8 million, to owners of Sheridan, as previously described in Note 1. Based on the terms of the Merger Agreement, the number of shares deliverable to the owners of Sheridan is dependent on the Applicable Share Price. Based on the market price of our common stock on June 26, 2014, a 5% decrease in the price of our common stock on the Nasdaq Global Select Market would increase the number of shares issued to the Unitholders by less than 50,000 shares. An increase of the market price of our common stock would have no impact on the number of shares issued to the Unitholders.

(k) To record the issuance of approximately 1.5 million shares of Mandatory Convertible Preferred Stock of which dividends will be paid quarterly at 5.25% and mandatorily converts to common shares after three years from the date of issuance.

(l) For purposes of calculating basic earnings per share, estimated dividends are subtracted from net earnings to arrive at net earnings available to common shareholders. Estimated dividends for the year ended December 31, 2013 was $7.9 million and for each of the three months ended March 31, 2014 and 2013 was $2.0 million, respectively.

(m) Diluted earnings per share was calculated under the if-converted method which assumes conversion of the Mandatory Convertible Preferred Stock if the effect of such is dilutive.

SELECTED HISTORICAL FINANCIAL DATA

The following selected consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus supplement. The selected consolidated statement of earnings data set forth below for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data set forth below at December 31, 2013 and 2012, are derived from our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus supplement. Such historical consolidated financial information for the years ended December 31, 2013, 2012 and 2011 have not been recast to reflect the results of operations of one center that was discontinued during the three months ended March 31, 2014 due to the immateriality of such reclassification. The selected consolidated statement of earnings data set forth below for the years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data set forth below at December 31, 2011, 2010 and 2009, are derived from our audited consolidated financial statements and related notes thereto that are neither included elsewhere in this prospectus supplement nor incorporated by reference in this prospectus supplement. The selected historical financial and operating data as of and for the three months ended March 31, 2014 and 2013 were derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus supplement, and in management’s opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the information for these periods. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

	Twelve Months Ended December 31,					Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
	(dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Revenues	$1,079,343	$923,182	$772,075	$685,944	$636,016	$263,107	$258,189
Operating expenses	746,666	643,993	534,094	464,233	422,137	185,557	178,906
Gain on deconsolidation	2,237	—	—	—	—	2,045	2,237
Equity in earnings of unconsolidated affiliates	3,151	1,564	613	—	—	764	402

Operating income	338,065	280,753	238,594	221,711	213,879	80,359	81,922
Interest expense	29,538	16,967	15,327	13,471	7,751	6,963	7,542

Earnings from continuing operations before income taxes	308,527	263,786	223,267	208,240	206,128	73,396	74,380
Income tax expense	49,754	42,364	34,973	32,654	33,265	13,057	12,269

Net earnings from continuing operations	258,773	221,422	188,294	175,586	172,863	60,339	62,111
Discontinued operations:
Earnings from operations of discontinued interests in surgery centers, net of income tax	169	2,196	3,363	7,642	9,189	137	162
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax	2,602	25	(1,543)	(2,732)	(702)	(362)	—

Net earnings (loss) from discontinued operations	2,771	2,221	1,820	4,910	8,487	(225)	162

Net earnings	261,544	223,643	190,114	180,496	181,350	60,114	62,273
Less net earnings attributable to noncontrolling interests	188,841	161,080	140,117	130,671	129,202	42,919	44,462

Net earnings attributable to AmSurg Corp. common shareholders	$72,703	$62,563	$49,997	$49,825	$52,148	$17,195	$17,811

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of tax	$72,653	$62,235	$50,025	$49,576	$49,297	$17,504	$17,750
Discontinued operations, net of tax	50	328	(28)	249	2,851	(309)	61

Net earnings attributable to AmSurg Corp. common shareholders	$72,703	$62,563	$49,997	$49,825	$52,148	$17,195	$17,811

	Twelve Months Ended December 31,					Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
	(dollars in thousands, except per share data)
Earnings per share-basic:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$2.32	$2.02	$1.64	$1.64	$1.61	$0.55	$0.57
Net earnings attributable to AmSurg Corp. common shareholders	$2.32	$2.03	$1.64	$1.65	$1.71	$0.54	$0.57
Earnings per share-diluted:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$2.27	$1.97	$1.60	$1.62	$1.60	$0.55	$0.56
Net earnings attributable to AmSurg Corp. common shareholders	$2.28	$1.98	$1.60	$1.62	$1.69	$0.54	$0.56
Weighted average number of shares and share equivalents outstanding:
Basic	31,338	30,773	30,452	30,255	30,576	31,716	31,217
Diluted	31,954	31,608	31,211	30,689	30,862	32,120	31,881

Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,840	$46,398	$40,718	$34,147	$29,377	$47,116	$42,413
Working capital	121,155	107,768	109,561	89,393	80,161	125,686	115,208
Total assets	2,177,944	2,044,586	1,573,018	1,165,878	1,066,831	2,184,141	2,042,372
Long-term debt and other long-term liabilities	608,801	646,677	476,094	307,619	318,819	590,690	630,086
Non-redeemable and redeemable noncontrolling interests(1)	539,056	486,360	302,858	160,539	128,618	540,907	448,263
AmSurg Corp. shareholders’ equity	764,197	689,488	616,245	564,068	505,116	782,413	698,964

Statement of Cash Flows Data:
Cash flows provided by operating activities	$332,824	$295,652	$243,423	$230,575	$232,584	$69,819	$73,865
Cash flows used in investing activities	(98,738)	(298,943)	(254,367)	(72,905)	(112,792)	(11,383)	(6,362)
Cash flows (used in) provided by financing activities	(229,644)	8,971	17,515	(152,900)	(121,963)	(62,160)	(71,488)

Other Operating and Financial Data:
Continuing centers at end of period	242	237	221	195	188	242	237
Procedures performed during period	1,647,353	1,518,707	1,362,415	1,238,231	1,174,278	389,987	391,703
Same-center revenue increase (decrease)	1%	3%	1%	(2)%	0%	(2)%	(2)%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations includes periods prior to the closing of the Transactions. Accordingly, the following discussion and analysis does not reflect the significant impact that the Merger, the Financing Transactions or the other transactions described in “The Transactions” will have on our financial position, results of operations and cash flows including without limitation increased levels of debt and related interest expense and the impact of purchase accounting. You should read the following discussion of our financial condition and results of operations in conjunction with “Prospectus Supplement Summary—Summary Historical Consolidated Financial Information—Amsurg,” “Selected Historical Financial Data” and our audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus supplement. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate, please read the “Risk Factors” section of this prospectus supplement. See also “Cautionary Note Regarding Forward-Looking Statements.”

We acquire, develop and operate ambulatory surgery centers (the “centers” or “ASCs”), in partnership with physicians. As of March 31, 2014, we operated 242 ASCs, of which we owned a majority interest (primarily 51%) in 235 ASCs and a minority interest in seven ASCs (three of which are consolidated). The following table presents the number of procedures performed at our continuing centers and changes in the number of ASCs in operation, under development and under letter of intent for the three months ended March 31, 2014 and 2013 and years ended December 31, 2013, 2012 and 2011. An ASC is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the ASC.

	Twelve Months Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
Procedures	1,647,353	1,518,707	1,362,415	389,987	391,703
Continuing centers in operation, end of period (consolidated)	239	235	219	238	233
Continuing centers in operation, end of period (unconsolidated)	3	2	2	4	4
Average number of continuing centers in operation, during period	236	222	205	239	234
New centers added during period	6	18	27	1	1
Centers merged into existing centers	1	2	—	—	—
Centers discontinued during period	3	4	5	1	—
Centers under development, end of period	—	—	1	1	—
Centers under letter of intent, end of period	5	2	2	7	4

Of the continuing centers in operation at March 31, 2014, 151 centers performed gastrointestinal endoscopy procedures, 48 centers performed procedures in multiple specialties, 36 centers performed ophthalmology surgery procedures, and seven centers performed orthopaedic procedures. We intend to expand primarily through the acquisition and development of additional ASCs and through future same-center growth. Our growth strategy for 2014 includes the acquisition and development of additional centers, which on an annual basis would generate additional operating income of $25 million to $29 million. We anticipate that because the majority of these acquisitions would occur in the latter part of 2014, their contribution to our 2014 operating income would not be significant.

During year ended December 31, 2013, we experienced same-center revenue growth of 1%, which includes the effect of a statutory decrease in reimbursement for procedures associated with worker’s compensation claims at our centers in California and sequestration (see “—Sources of Revenues”). We expect to have a 1% to 2%

increase in our same-center revenue for 2014, which includes positive rate adjustments from CMS in 2014. Our same-center revenue guidance also reflects the expected impact of sequestration. During the three months ended March 31, 2014 compared to the same 2013 period, our same-center revenues decreased 2% primarily due to the impact of inclement weather that impacted our centers and adversely affected our procedure volumes.

While we own less than 100% of each of the entities that own the centers, our consolidated statements of earnings include 100% of the results of operations of each of our consolidated entities, reduced by the noncontrolling partners’ interests share of the net earnings or loss of the surgery center entities. The noncontrolling ownership interest in each limited partnership or limited liability company is generally held directly or indirectly by physicians who perform procedures at the center. Our share of the profits and losses of three non-consolidated entities are reported in equity in earnings of unconsolidated affiliates in our statement of earnings.

Sources of Revenues

Our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers and, at certain of our surgery centers (primarily centers that perform gastrointestinal endoscopy procedures), charges for anesthesia services provided by medical professionals employed or contracted by our centers. These fees vary depending on the procedure, but usually include all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include professional fees charged by the physicians that perform the surgical procedures. Revenues are recorded at the time of the patient encounter and billings for such procedures are made on or about that same date. At the majority of our centers, it is our policy to collect patient co-payments and deductibles at the time the surgery is performed. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors. Our billing and accounting systems provide us historical trends of the surgery centers’ cash collections and contractual write-offs, accounts receivable agings and established fee adjustments from third-party payors. These estimates are recorded and monitored monthly for each of our surgery centers as revenues are recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, the range of reimbursement for those procedures within each surgery center specialty is very narrow and payments are typically received within 15 to 45 days of billing. Except in certain limited instances, these estimates are not, however, established from billing system generated contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for substantially all of the services rendered to patients. We derived approximately 25% of our revenues for each of three months ended March 31, 2014 and 2013, respectively, and 25%, 27% and 29% of our revenues in the years ended December 31, 2013, 2012 and 2011, respectively, from governmental healthcare programs, primarily Medicare and managed Medicare programs, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules. Our surgery centers are not required to file cost reports and, accordingly, we have no unsettled amounts from governmental third-party payors.

ASCs are paid under the Medicare program based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective patient system and reimbursement rates for ASCs are increased annually based on increases in the consumer price index, or CPI. Effective for federal fiscal year, or FFY, 2011 and subsequent years, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, provides for the annual CPI increases applicable to ASCs to be reduced by a productivity adjustment, which is based on historical nationwide productivity gains. In 2012, reimbursement rates increased by 1.6%, which positively impacted our 2012 revenues by approximately $5.0 million and our net earnings per diluted share by $0.05. In 2013, reimbursement rates increased by 0.6%, which positively impacted our 2013 revenues by approximately $2.5 million and our net earnings per diluted share by $0.02. In 2014, reimbursement rates increased by 1.2%, which we estimate will positively impact our 2014 revenues by approximately $6.0 million, net of the continued effects of sequestration, as discussed below. There can be no assurance that CMS will not revise the ASC payment system or that any annual CPI increases will be material.

The Budget Control Act of 2011, or BCA, requires automatic spending reductions of $1.2 trillion for FFYs 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The percentage reduction for Medicare may not be more than 2% for a FFY, with a uniform percentage reduction across all Medicare programs. These BCA-mandated spending cuts are commonly referred to as “sequestration.” Sequestration began on March 1, 2013, and CMS imposed a 2% reduction on Medicare claims as of April 1, 2013. These reductions have been extended through FFY 2024. We cannot predict with certainty what other deficit reduction initiatives may be proposed by Congress, whether Congress will attempt to restructure or suspend sequestration or the impact sequestration may have on our centers. Based on current volumes, we estimate that the imposed spending reductions will have a negative impact on 2014 revenues of approximately $1.5 million.

In September 2012, the State of California enacted legislation that reduced the reimbursement rate beginning in 2013 for patients receiving care through the state’s workers’ compensation program. We estimate that the reduced rates negatively impacted our 2013 net earnings per diluted share by approximately $0.06.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including the annual productivity adjustment discussed above that reduces payment updates to ASCs. However, the Health Reform Law also expands coverage of uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the Health Reform Law has expanded eligibility under existing Medicaid programs in states that have not opted out of the expansion, created financial penalties on individuals who fail to carry insurance coverage, established affordability credits for those not enrolled in an employer-sponsored health plan, resulted in the establishment of, or participation in, a health insurance exchange for each state and allowed states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also required a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including screening colonoscopies. Medicare now covers these preventive services without cost-sharing, and states that provide Medicaid coverage of these preventive services without cost-sharing receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our centers. However, certain of the provisions of the Health Reform Law are not currently effective, and the provisions may be amended, repealed or delayed or their impact could be offset by reductions in reimbursement under the Medicare program. It is unclear what the resulting impact of the Health Reform Law will be on the number of uninsured individuals or what the payment terms will be for individuals covered by the Medicaid expansion or who purchase coverage through health insurance exchanges. Further, the employer mandate, which requires firms with 50 or more full-time employees to offer health insurance or pay fines, has been delayed until January 1, 2015 and will not be fully implemented until January 1, 2016. The federal online insurance marketplace and certain state exchanges experienced significant technical issues that negatively impacted the ability of individuals to purchase health insurance. These technical issues are being addressed, but additional implementation issues could lead to further delays of the individual mandate tax penalties, delays in individuals obtaining health insurance and a reduction in the number of individuals choosing to purchase health insurance rather than paying the individual mandate tax penalties.

In addition, the Health Reform Law established a Medicare Shared Savings Program, which created Accountable Care Organizations, or ACOs, to allow groups of doctors, hospitals and other healthcare providers to come together voluntarily to provide coordinated high quality care to Medicare patients. Under the Health Reform Law, CMS may contract directly with ACOs. The formation of ACOs or other coordinated care models could negatively impact our centers and the medical practices of our physician partners.

Because of the many variables involved, including the law’s complexity, lack of implementing definitive regulations or interpretive guidance, gradual or partially delayed implementation, amendments, repeal, or further implementation delays, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect us. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on us at this time.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor, or RAC, program. RACs are private contractors that have historically conducted post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. CMS has also established the Recovery Audit Prepayment Review, or RAPR, demonstration that allows RACs to perform pre-payment reviews on certain types of claims that historically result in high rates of improper payments, beginning with claims for certain hospital services, but potentially including other facility types in the future. The RAPR demonstration began in 2012 and runs for a three year period. The U.S. Department of Health and Human Services, or HHS, has suspended the assignment of new Medicare appeals to Administrative Law Judges for at least two years beginning July 16, 2013, so that HHS may work through a backlog of appeals. Thus, we will experience a significant delay in appealing any RAC payment denials that occur during the suspension period. The Health Reform Law expands the RAC program’s scope to include Medicaid claims. In addition to RACs, other contractors, such as Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. CMS has promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or the wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. CMS established a quality reporting program for ASCs under which ASCs that fail to report on certain required quality measures will receive a 2% reduction in reimbursement for calendar year 2014. We have implemented programs and procedures at each of our centers to comply with the quality reporting program prescribed by CMS. Further, as required by the Health Reform Law, HHS reported to Congress on its plan for implementing a value-based purchasing program for ASCs that would tie Medicare payments to quality and efficiency measures. As required by the Health Reform Law, HHS studied whether to expand to ASCs its current policy of not paying additional amounts for care provided to treat conditions acquired during an inpatient hospital stay and reported to Congress that it would not be feasible to expand the policy in its current form, but that further exploration of other payment policies aimed at this same goal should be undertaken.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as preferred provider organizations and health maintenance organizations. The strengthening of managed care systems nationally has resulted in substantial competition among providers of surgery center services that contract with these systems. Further, most of the plans offered through the health insurance exchanges provide for narrow networks that restrict the number of participating providers or tiered networks that impose significantly higher cost sharing obligations on patients who obtain services from providers in a disfavored tier. Exclusion from participation in a managed care network or assignment to a disfavored tier could result in material reductions in patient volume and revenues. Some of our competitors have greater financial resources and market penetration than we do. We believe that all payors, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of our efforts to contract with healthcare payors, we believe that our position as a low-cost alternative for certain surgical procedures should enable our centers to compete effectively in the evolving healthcare marketplace.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation.    The consolidated financial statements include our accounts, our subsidiaries accounts and the consolidated limited partnerships and LLCs. Consolidation of such limited partnerships and LLCs is necessary as our wholly-owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of our noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances are eliminated. We also have an ownership interest of less than 51% in six of our limited partnerships and LLC’s, one of which we consolidate as we have substantive participation rights and five of which we do not consolidate as our rights are limited to protective rights only.

We identify and present ownership interests in subsidiaries held by noncontrolling parties in our consolidated financial statements within the equity section but separate from our equity. However, in instances in which certain redemption features that are not solely within our control are present, classification of noncontrolling interests outside of permanent equity is required. The amounts of consolidated net income attributable to us and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Lastly, the cash flow impact of certain transactions with noncontrolling interests is classified within financing activities.

Upon the occurrence of various fundamental regulatory changes, we would be obligated under the terms of our partnership and operating agreements to purchase the noncontrolling interests related to a majority of our partnerships. We believe that the likelihood of a change in current law that would trigger such purchases was remote as of March 31, 2014, and the occurrence of such regulatory changes is outside of our control. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of our equity and are classified as noncontrolling interests—redeemable on our consolidated balance sheets.

Center profits and losses are allocated to our partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of our center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of our consolidated partnerships are generally determined on a pre-tax basis. Total net earnings attributable to noncontrolling interests are presented after net earnings. However, we consider the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which we must determine our tax expense. In addition, distributions from the partnerships are made to both our wholly-owned subsidiaries and the partners on a pre-tax basis.

Investments in unconsolidated affiliates in which we exert significant influence but do not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates in our consolidated balance sheets. Our share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in our consolidated statement of earnings. We monitor each investment for other-than-temporary impairment by considering factors such as current economic and market conditions and our operating performance and record a reduction in carrying value when necessary.

Each of our centers has similar economic characteristics and is aggregated into a single component. We operate this component as one reportable business segment, the ownership and operation of ambulatory surgery centers.

Revenue Recognition.    Center revenues consist of billing for the use of the centers’ facilities, or facility fees, directly to the patient or third-party payor, and billing for anesthesia services provided by medical professionals employed or contracted by certain of our centers. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude professional fees billed for physicians’ surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense.    Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers’ cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenues are recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from governmental third-party payors. Except in certain limited instances, these estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2013, 2012 and 2011, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At March 31, 2014 and December 31, 2013, net accounts receivable reflected allowances for contractual adjustments of $280,582,000 and $289,937,000, respectively, and allowances for bad debt expense of $29,120,000 and $27,862,000, respectively. At March 31, 2014 and December 31, 2013, we had 38 and 36 days outstanding, respectively, reflected in our gross accounts receivable.

Purchase Price Allocation.    We allocate the respective purchase price of our acquisitions by first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is allocated to unidentifiable intangible assets (goodwill). The fair value of goodwill attributable to noncontrolling interests in centers acquired subsequent to December 31, 2008, is also reflected in the allocation and is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. A significant portion of each surgery center’s purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill.    We evaluate goodwill for impairment at least on an annual basis. Impairment of carrying value will also be evaluated more frequently if certain indicators are encountered. Goodwill is required to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required as of December 31, 2013, and have determined that it is not necessary to recognize impairment in our goodwill as our reporting unit fair value is substantially in excess of its carrying value.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at an existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers associated with a limited partnership or limited liability company. Our 2013 same-center group, comprised of 218 centers and constituting approximately 90% of our total number of centers, had 1% revenue growth during the year ended December 31, 2013. Our 2014 same-center group, comprised of 232 centers and constituting approximately 97% of our total number of consolidated centers, experienced a 2% decline in revenue during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to significant widespread inclement weather which impacted 38% of our centers, including certain centers that do not routinely experience adverse weather during this time of year.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our noncontrolling partners in proportion to their individual ownership percentages and reflected in the aggregate as total net earnings attributable to noncontrolling interests and are presented after net earnings. The noncontrolling partners of our center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each noncontrolling partner shares in the pre-tax earnings of the center of which it is a partner. Accordingly, net earnings attributable to the noncontrolling interests in each of our center limited partnerships and limited liability companies are generally determined on a pre-tax basis, and pre-tax earnings are presented before net earnings attributable to noncontrolling interests have been subtracted.

The effective tax rate on pre-tax earnings as presented is approximately 16.0% and 17.8% for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. However, the effective tax rate based on pre-tax earnings attributable to AmSurg Corp. common shareholders, on an annual basis, will remain near the historical percentage of 40.0%, excluding the varying impact from gains and losses from deconsolidation and disposal of centers. We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases.

Net earnings from continuing operations attributable to AmSurg Corp. common shareholders are disclosed on the consolidated statements of earnings.

The following table shows certain statement of earnings items expressed as a percentage of revenues for the twelve months ended December 31, 2013, 2012 and 2011 and the three months ended March 31, 2014 and 2013:

	Twelve Months Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Salaries and benefits	30.9	31.4	30.9	31.6	31.4
Supply cost	14.6	14.2	13.2	14.7	14.4
Other operating expenses	20.6	20.9	21.8	21.0	20.4
Depreciation and amortization	3.1	3.3	3.3	3.2	3.1

Total operating expenses	69.2	69.8	69.2	70.5	69.3
Gain on deconsolidation	0.2	—	—	0.7	0.9
Equity in earnings of unconsolidated affiliates	0.3	0.2	0.1	0.3	0.1

Operating income	31.3	30.4	30.9	30.5	31.7
Interest expense	2.7	1.8	2.0	2.6	2.9

Earnings from continuing operations before income taxes	28.6	28.6	28.9	27.9	28.8
Income tax expense	4.6	4.6	4.5	5.0	4.8

Net earnings from continuing operations	24.0	24.0	24.4	22.9	24.0
Discontinued operations:
Earnings from operations of discontinued interests in surgery centers, net of income tax	—	0.2	0.4	0.1	0.1
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax	0.2	—	(0.2)	(0.2)	—

Net earnings (loss) from discontinued operations	0.2	0.2	0.2	(0.1)	0.1

Net earnings	24.2	24.2	24.6	22.8	24.1
Less net earnings attributable to noncontrolling interests:
Net earnings from continuing operations	17.2	17.2	17.9	16.3	17.2
Net earnings from discontinued operations	0.3	0.2	0.2	—	—

Total net earnings attributable to noncontrolling interests	17.5	17.4	18.1	16.3	17.2

Net earnings attributable to AmSurg Corp. common shareholders	6.7%	6.8%	6.5%	6.5%	6.9%

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	6.7%	6.7%	6.5%	6.7%	6.9%
Discontinued operations, net of income tax	—	0.1	—	(0.2)	—

Net earnings attributable to AmSurg Corp. common shareholders	6.7%	6.8%	6.5%	6.5%	6.9%

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

The number of procedures performed in our ASCs remained relatively flat during the three months ended March 31, 2014 compared to the 2013 period with 389,987 and 391,703 procedures being performed in the three months ended March 31, 2014 and 2013, respectively. Revenues increased $4.9 million, or 2%, to $263.1 million in the three months ended March 31, 2014 from $258.2 million in the comparable 2013 period. Our revenue was impacted during the three months ended March 31, 2014 primarily due to the following:

•	centers acquired or opened in 2013, which contributed $10.4 million of additional revenues in the three months ended March 31, 2014 due to having a full period of operations in 2014;

•	center acquired in 2014, which generated $1.0 million in revenues during the three months ended March 31, 2014; and

•

approximately $6.0 million of revenue decline for the three months ended March 31, 2014, recognized by our 2014 same-center group, reflecting a 2% decrease, primarily as a result of inclement weather that occurred across the country that impacted over 38% of our centers, resulting in canceled procedures, center closures and delays in re-establishing normal daily procedure volumes.

Salaries and benefits increased $2.2 million, or 3%, to $83.2 million in the three months ended March 31, 2014 from $81.0 million in the comparable 2013 period. Salaries and benefits as a percentage of revenues increased by 20 basis points in the three months ended March 31, 2014, compared to the three months ended March 31, 2013. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 5% increase in salaries and benefits at our centers in the three months ended March 31, 2014. Furthermore, we experienced a decrease in salaries and benefits at our corporate offices due to lower bonus and deferred compensation expense incurred during the three months ended March 31, 2014 compared to the 2013 period.

Supply cost increased $1.5 million, or 4%, to $38.7 million in the three months ended March 31, 2014 from $37.2 million in the comparable 2013 period. The increase was primarily the result of an increase in our average supply cost per procedure of 5% due in part to higher cost per procedure at certain of our multi-specialty centers.

Other operating expenses increased $2.5 million, or 5%, to $55.3 million in the three months ended March 31, 2014 from $52.7 million in the comparable 2013 period. The additional expense in the 2014 period resulted primarily from:

•	an increase of $2.0 million in other operating expenses at our 2014 same-center group; and

•	centers acquired or opened during 2013, which resulted in an increase of $1.7 million in other operating expenses in the three months ended March 31, 2014.

Depreciation and amortization expense increased $366,000, or 5%, in the three months ended March 31, 2014, primarily as a result of centers acquired during 2013.

We anticipate further increases in operating expenses in 2014, primarily due to additional acquired centers and an additional start-up center currently under development. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At March 31, 2014, we had one center under development.

During the three months ended March 31, 2014, we contributed a controlling interest in one center in exchange for $600,000 and a noncontrolling interest in an entity that controls the contributed center after the completion of the transaction. As a result of the transaction, we recognized a gain on deconsolidation of approximately $2.0 million. This gain was determined based on the difference between the fair value of the retained noncontrolling interest under the new ownership and operating structure and the carrying value of both the tangible and intangible assets of the entity immediately prior to the transaction. However, due to a tax asset valuation allowance established in connection with the transaction, the net gain was approximately $550,000.

Interest expense decreased $579,000, or 8%, to $7.0 million from $7.5 million, in the three months ended March 31, 2014, primarily due to a lower outstanding balance on the revolving credit facility during the three months ended March 31, 2014 compared to the three months ended March 31, 2013. See “—Liquidity and Capital Resources.”

We recognized income tax expense of $13.1 million in the three months ended March 31, 2014 compared to $12.3 million in the three months ended March 31, 2013. Our effective tax rate during the three months ended March 31, 2014 was 17.8% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests’ share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, more than 60% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our centers.

During the three months ended March 31, 2014, we classified one surgery center in discontinued operations, which was sold during the period. We pursued the disposition of this center due to our assessment of its limited growth opportunities. This center’s results of operations and gains and losses associated with its disposition have been classified as discontinued operations in all periods presented. We recognized an after-tax loss on the disposition of discontinued interests in the center of $362,000 during the three months ended March 31, 2014. The net earnings from the operations of the discontinued center was $137,000 and $162,000 during the three months ended March 31, 2014 and 2013, respectively.

Noncontrolling interests in net earnings for the three months ended March 31, 2014 decreased $1.6 million, or 4%, to $42.9 million from $44.5 million in the comparable 2013 period, primarily as a result of the one disposition and one deconsolidation recorded during the period. The net earnings from discontinued operations attributable to noncontrolling interests was $84,000 and $101,000 during the three months ended March 31, 2014 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The number of procedures performed in our ASCs increased by 128,646, or 8%, to 1,647,353 in 2013 from 1,518,707 in 2012. Revenues increased $156.2 million, or 17%, to $1.079 billion in 2013 from $923.2 million in 2012. The increase in procedures and revenues resulted primarily from:

•	centers acquired or opened in 2012, which contributed $136.8 million of additional revenues during the year ended December 31, 2013 due to having a full period of operations in 2013;

•

$5.4 million of revenue growth for the year ended December 31, 2013, recognized by our 2013 same-center group, reflecting a 1% increase, primarily as a result of procedure growth and net of the negative impact of sequestration and the reduced reimbursement rates of the California workers’ compensation program; and

•	centers acquired in 2013, which generated $12.3 million in revenues during the year ended December 31, 2013.

The percentage increase in revenues in excess of the percentage increase in procedures is due primarily to the centers acquired in the latter half of 2012, the majority of which are multi-specialty centers and which have a higher average net revenue per procedure than the mix of centers we operated during the full year of 2012.

Salaries and benefits increased in total by 15% to $333.2 million in 2013, from $290.1 million in 2012. Salaries and benefits as a percentage of revenues decreased by 50 basis points in the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily due to the centers acquired in the latter half of

2012, which operate with lower staffing costs as a percentage of revenue than the centers owned in 2012. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 16% increase in salaries and benefits at our surgery centers during the year ended December 31, 2013. Furthermore, we experienced a 11% increase in salaries and benefits at our corporate offices during 2013 over 2012 due to additional equity compensation expense, additional staff employed to manage additional centers and the impact of annual salary adjustments.

Supply cost was $157.8 million in 2013, an increase of $26.7 million, or 20%, compared to supply cost in 2012. This increase was primarily the result of additional procedure volume and an increase in our average supply cost per procedure by 11% in 2013. The increase in our average supply cost per procedure is a result of the acquisition of nine multi-specialty centers acquired in the latter part of 2012, which generally have higher supply cost per procedure than single specialty centers, due to a higher mix of orthopaedic procedures.

Other operating expenses increased $29.7 million, or 15%, to $222.7 million during 2013, from $193.0 million in 2012. The additional expense in the 2013 period resulted primarily from:

•	centers acquired or opened during 2012, which resulted in an increase of $23.1 million in other operating expenses during 2013;

•	an increase of $4.0 million in other operating expenses at our 2013 same-center group resulting primarily from general inflationary cost increases; and

•	centers acquired during 2013, which resulted in an increase of approximately $3.0 million in other operating expenses.

Depreciation and amortization increased $3.2 million, or 11%, in 2013 over 2012, primarily as a result of centers acquired during 2012 and 2013.

We anticipate further increases in operating expenses in 2014, primarily due to additional acquired centers and potential additional start-up centers.

During 2013, we contributed a controlling interest in one center in exchange for a noncontrolling interest in an entity that, after the completion of the transaction, controls the contributed center and one additional center. As a result of the transaction, we recognized a gain on deconsolidation of approximately $2.2 million. Such gain was determined based on the difference between the fair value of our noncontrolling interest in the new entity and the carrying value of both the tangible and intangible assets of the contributed center immediately prior to the transaction. Subsequent to the completion of this transaction, the center contributed by the Company was merged into the acquired center.

Interest expense increased $12.6 million, or 74%, to $29.5 million in 2013 from $17.0 million during 2012 primarily due to the issuance in November 2012 of $250.0 million principal amount of the Existing 2020 Notes, and a 2% interest rate increase effective in November 2012 for our senior secured notes due 2020. The impact of higher interest rates on our Existing 2020 Notes and senior secured notes due 2020 was mitigated in part by an amendment to our revolving credit facility, which lowered the interest rate under our credit agreement by approximately 25 basis points effective June 2012. We further amended our revolving credit agreement in June 2013 to extend the maturity date an additional year and to further reduce the interest rate. We expect that the interest rate under our credit agreement will be reduced by approximately 25 to 50 basis points, depending on our leverage ratio. See “—Liquidity and Capital Resources.”

We recognized income tax expense of $49.8 million in 2013 compared to $42.4 million in 2012. Our effective tax rate in 2013 was 16.1% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests’ share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, more than 60% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2013, we classified three surgery centers in discontinued operations, of which two centers were sold and one center was closed during the year. We pursued the disposition of these centers due to our assessment of their limited growth opportunities. These centers’ results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax gain on the disposition of interests in discontinued surgery centers of $2.6 million and $25,000 during the years ended December 31, 2013 and 2012, respectively. The net earnings derived from the operations of the discontinued surgery centers was $169,000 and $2.2 million during the year ended December 31, 2013 and 2012, respectively.

Noncontrolling interests in net earnings for 2013 increased $27.8 million, or 17%, from 2012, primarily as a result of noncontrolling interests in earnings at surgery centers added to operations. As a percentage of revenues, noncontrolling interests increased slightly to 17.5% during 2013 from 17.4% during 2012. The net earnings from discontinued operations attributable to noncontrolling interests were $2.7 million and $1.9 million during the years ended December 31, 2013 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The number of procedures performed in our ASCs increased by 156,292, or 11%, to 1,518,707 in 2012 from 1,362,415 in 2011. Revenues increased $151.1 million, or 20%, to $923.2 million in 2012 from $772.1 million in 2011. The increase in procedures and revenues resulted primarily from:

•	centers acquired or opened in 2011, which contributed $114.3 million of additional revenues during the year ended December 31, 2012 due to having a full period of operations in 2012;

•	$23.4 million of revenue growth for the year ended December 31, 2012, recognized by our 2012 same-center group, reflecting a 3% increase, primarily as a result of procedure growth; and

•	centers acquired in 2012, which generated $11.2 million in revenues during the year ended December 31, 2012.

The percentage increase in revenues in excess of the percentage increase in procedures is due primarily to the centers acquired in the latter half of 2011 and 2012, the majority of which are multi-specialty centers and which have a higher average net revenue per procedure than the mix of centers we operated during the full year of 2011.

Salaries and benefits increased in total by 22% to $290.1 million in 2012, from $238.7 million in 2011. Salaries and benefits as a percentage of revenues increased by 50 basis points in the year ended December 31, 2012, compared to December 31, 2011. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 20% increase in salaries and benefits at our surgery centers during the year ended December 31, 2012. Furthermore, we experienced a 29% increase in salaries and benefits at our corporate offices during 2012 over 2011 due to higher bonus expense in 2012 as compared to 2011, additional equity compensation expense, additional staff employed to manage additional centers and the impact of annual salary adjustments.

Supply cost was $131.1 million in 2012, an increase of $29.7 million, or 29%, compared to supply cost in 2011. This increase was the result of additional procedure volume and an increase in our average supply cost per procedure by 16% in 2012. The increase in our average supply cost per procedure is a result of the acquisition of 17 multi-specialty centers acquired in the latter part of 2011, which generally have higher supply cost per procedure than single specialty centers and an increase in certain drug costs at our gastroenterology centers due to supply shortages.

Other operating expenses increased $24.7 million, or 15%, to $193.0 million during 2012, from $168.3 million in 2011. The additional expense in the 2012 period resulted primarily from:

•	centers acquired or opened during 2011, which resulted in an increase of $23.4 million in other operating expenses during 2012;

•	an increase of $4.2 million in other operating expenses at our 2012 same-center group resulting primarily from general inflationary cost increases; and

•	centers acquired during 2012, which resulted in an increase of approximately $2.6 million in other operating expenses.

Additionally, other operating expenses for 2011 included $3.5 million of transaction related costs associated with the acquisition of 17 centers from National Surgical Care, Inc., or NSC.

Depreciation and amortization increased $4.2 million, or 16%, in 2012 over 2011, primarily as a result of centers acquired during 2011 and 2012.

Interest expense increased $1.6 million, or 11%, to $17.0 million in 2012 from $15.3 million during 2011 primarily due to the issuance in November 2012 of $250.0 million principal amount of the Existing 2020 Notes and a 2% interest rate increase associated with our senior secured notes due 2020 effective November 2012. The impact of higher interest rates on our Existing 2020 Notes and senior secured notes due 2020 was mitigated in part by an amendment to our revolving credit facility, which lowered the interest rate under our credit agreement by approximately 25 basis points effective June 2012. See “—Liquidity and Capital Resources.”

We recognized income tax expense of $42.4 million in 2012 compared to $35.0 million in 2011. Our effective tax rate in 2012 was 16.1% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests’ share of pre-tax earnings and the impact of state income taxes

During 2012, we classified four surgery centers in discontinued operations, of which three centers were sold and one center was closed during the year. We pursued the disposition of these centers due to our assessment of their limited growth opportunities. These centers’ results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax gain on the disposition of interests in discontinued surgery centers of $25,000 during 2012 and an after-tax loss on disposition of discontinued interests in surgery centers of $1.5 million in 2011. The net earnings derived from the operations of the discontinued surgery centers was $2.2 million and $3.4 million during the years ended December 31, 2012 and 2011, respectively.

Noncontrolling interests in net earnings for 2012 increased $21.0 million, or 15%, from 2011, primarily as a result of noncontrolling interests in earnings at surgery centers added to operations. As a percentage of revenues, noncontrolling interests decreased to 17.4% during 2012 from 18.1% as a result of us owning a higher ownership percentage in centers acquired over the past year. The net earnings from discontinued operations attributable to noncontrolling interests were $1.9 million and $1.8 million during the years ended December 31, 2012 and 2011, respectively.

Liquidity and Capital Resources

Prior to the Transactions

Cash and cash equivalents at March 31, 2014 and 2013 were $47.1 million and $42.4 million, respectively. At March 31, 2014, we had working capital of $125.7 million, compared to $121.1 million at December 31, 2013. Operating activities for the three months ended March 31, 2014 generated $69.8 million in cash flow from operations, compared to $73.9 million in the three months ended March 31, 2013. The decrease in operating cash flow resulted primarily from lower net earnings in the 2014 period compared to the 2013 period. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our wholly-

owned subsidiaries, as well as to our physician partners, which we are obligated to make on a monthly basis in accordance with each partnership’s partnership or operating agreement. Distributions to noncontrolling interests, which is considered a financing activity, in the three months ended March 31, 2014 and 2013 were $43.2 million and $43.9 million, respectively.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our centers bills for services as delivered, usually within a few days following the date of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for bad debt expense. The amount of actual write-offs of account balances for each of our centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At March 31, 2014 and 2013, our net accounts receivable represented 38 and 36 days of revenue outstanding, respectively.

During the three months ended March 31, 2014, we had total acquisition and capital expenditures of $12.0 million, which included:

•	$5.0 million for the acquisition of interests in ASCs and related transactions; and

•	$7.1 million for new or replacement property at existing centers including $116,000 in new capital leases.

At March 31, 2014, we had unfunded construction and equipment purchase commitments for our new corporate headquarters and for centers under development or under renovation of approximately $3.2 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by our partners.

On June 14, 2013, we amended our revolving credit agreement to adjust the interest rate spreads and extend the maturity date by one year from June 2017 to June 2018; and the interest rate spread on our LIBOR option was reduced to LIBOR plus 1.25% to 2.0% from LIBOR plus 1.50% to 2.25%. At March 31, 2014, we had $237.5 million available under our revolving credit agreement.

During 2012, we completed a private offering of $250.0 million aggregate principal amount of the Existing 2020 Notes. In May 2013, we completed an exchange of the outstanding Existing 2020 Notes for an equal amount of such notes that are registered under the Securities Act of 1933, as amended. Interest accrues at the rate of 5.625% per annum and is payable semi-annually in arrears on May 30th and November 30th, through the maturity date on November 30, 2020. At March 31, 2014, we had approximately $4.7 million in accrued interest associated with the Existing 2020 Notes reflected in other accrued liabilities. The Existing 2020 Notes contain certain covenants which, among other things, limit our ability to enter into or guarantee additional borrowing, sell preferred stock, pay dividends and repurchase stock, in each case subject to certain exceptions.

During the three months ended March 31, 2014, we had net repayments on long-term debt of $18.9 million. At March 31, 2014, we had $237.5 million outstanding under our revolving credit agreement, $250.0 million outstanding pursuant to our Existing 2020 Notes and $67.0 million outstanding pursuant to our 8.04% senior secured notes due 2020. Our senior secured notes due 2020 began to amortize in quarterly installments beginning in August 2013. As of March 31, 2014, we were in compliance with all covenants contained in our revolving credit agreement, the note purchase agreement governing our senior secured notes due 2020 and the indenture governing our Existing 2020 Notes.

During the three months ended March 31, 2014, we received approximately $500,000 from the exercise of stock options under our employee stock incentive plans. The tax benefit received from the exercise of those options was approximately $1.7 million.

On August 9, 2013, our Board of Directors approved a stock repurchase program for up to $40.0 million of our shares of common stock to be purchased through February 9, 2015. As of March 31, 2014, there was approximately $27.1 million available under the stock repurchase program. We intend to fund the purchase price for shares acquired under the plan using cash generated from the proceeds received when employees exercise stock options, cash generated from our operations or borrowings under our revolving credit facility.

During the three months ended March 31, 2014, we repurchased 68,014 shares with a value of approximately $2.9 million to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements.

In December of 2012, we entered into a lease agreement with an initial term of 15 years plus renewal options pursuant to which we have agreed to lease an approximately 110,000 square foot building to be constructed in Nashville, Tennessee. We intend that the building will serve as our corporate headquarters beginning in 2015. Our annual rental obligation at the inception of the lease will be approximately $2.3 million and will increase by 1.9% annually thereafter during the initial term. In addition to base rent, we will pay additional rent consisting of, among other things, operating expenses, real estate taxes and insurance costs. The landlord will provide us with an allowance of approximately $4,400,000 for certain interior tenant improvements. During 2014, we expect to incur additional capital expenditures of approximately $10.0 million related to our corporate move, which includes the costs of furniture, equipment and additional tenant improvements. We intend to fund these purchases using cash generated from our operations or borrowings under our revolving credit facility.

The following schedule summarizes our contractual obligations by period as of December 31, 2013 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest(1)	$733,383	$44,300	$77,161	$317,318	$294,604
Capital lease obligations, including interest	14,304	2,039	3,077	2,184	7,004
Operating leases, including renewal option periods(2)	583,012	47,704	92,329	88,892	354,087
Construction in progress commitments	953	953	—	—	—
Liability for unrecognized tax benefits	6,888	—	6,888	—	—

Total contractual cash obligations	$1,338,540	$94,996	$179,455	$408,394	$655,695

(1)	Our long-term debt may increase based on future acquisition activity. We will use our operating cash flow to repay our existing long-term debt under our revolving credit facility, our senior secured notes and our Senior Unsecured Notes prior to or on their maturity dates. Does not give pro forma effect to the Transactions.
(2)	Operating lease obligations do not include common area maintenance, or CAM, insurance or tax payments for which we were also obligated. Total expense related to CAM, insurance and taxes for 2013 was approximately $8.6 million.

In addition, as of March 31, 2014, we had available under our revolving credit agreement $237.5 million for acquisition borrowings.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require an amendment to our current debt agreements or additional external financing. As previously discussed, we cannot assure you that any required financing will be available, or will be available on terms acceptable to us.

After the Transactions

The Financing Transactions

We have entered into a financing commitment with various financial institutions, including each of the underwriters in this offering or their affiliates, pursuant to which, and subject to certain conditions, the financial institutions committed (which we refer to as the financing commitment) to provide to us the $1.375 billion New Senior Credit Facilities, comprised of the $250.0 million New Revolving Credit Facility and the $1.125.0 billion New Term Loan Facility. The financing commitment extends until November 29, 2014, subject to earlier termination in connection with developments in the transaction. The availability of the New Senior Credit Facilities is subject to usual and customary conditions. The documentation governing the New Senior Credit Facilities has not been finalized and, accordingly, the actual terms of such credit facilities may differ from those described or incorporated by reference herein.

The financing commitment of the lenders to provide the New Senior Credit Facilities is subject to certain conditions, including among others, the absence of a partnership material adverse effect (as such term is defined in the commitment letter); the accuracy of certain representations made by or with respect to Sheridan in the Merger Agreement; the accuracy of certain specified representations of us and the guarantors to be included in the definitive financing documents relating to legal existence; power and authority to enter into perform under the definitive financing documents; due authorization, execution, delivery and validity of the definitive financing documents; enforceability of the definitive financing documents; the creation, validity and perfection of the security interest granted in the intended collateral to be perfected (subject to certain exceptions set forth in the commitment letter); no conflict of the definitive financing documents with our and the guarantors’ organizational documents or the indenture governing our existing senior notes; not using proceeds of the financing to purchase margin stock; not being subject to regulation under the Investment Company Act of 1940; solvency on a consolidated basis after giving effect to the transaction (as such term is defined in the commitment letter); the USA Patriot Act; the Office of Foreign Assets Control; and the Foreign Corrupt Practices Act.

Subject to the satisfaction of certain conditions, we expect that our New Credit Facilities will permit us to increase the aggregate amount of the New Revolving Credit Facility and/or the New Term Loan Facility by an aggregate amount not to exceed the greater of (1) $250.0 million and (2) an unlimited amount as long as the secured leverage ratio (to be defined in a manner to be mutually agreed in the definitive financing documents) would not exceed 3.00:1.00 after giving pro forma effect to the incurrence of such increase. The lenders under the New Senior Credit Facilities would not be required to provide commitments with respect to such increased amounts.

We expect that the New Revolving Credit Facility will mature five years after the closing date and that the New Term Loan Facility will mature seven years after the closing date.

We expect that the terms of the New Term Loan Facility will require us to repay amounts outstanding under such facility in equal quarterly installments in an amount equal to 1.00% per annum of the aggregate principal amount, with the balance due on the maturity date of the New Term Loan Facility.

We expect that the outstanding borrowings under the New Senior Credit Facilities will be prepayable without premium or penalty (other than customary breakage costs and other than, in certain circumstances, prepayments made on the New Term Loan Facility within six months of the closing date of the New Senior Credit Facilities). We expect that the terms of the New Senior Credit Facilities will require us to repay certain amounts outstanding thereunder with (1) net cash proceeds of certain asset sales or other dispositions (including as a result of casualty or condemnation) that exceed certain thresholds, to the extent such proceeds are not reinvested or committed to be reinvested in the business in accordance with customary reinvestment provisions, (2) net cash proceeds of the incurrence of certain indebtedness and (3) a percentage of excess cash flow, which percentage will be based upon our secured leverage ratio during the relevant fiscal period.

We expect that the borrowings under the New Senior Credit Facilities will bear interest at a rate equal to an applicable margin plus, as determined at our option, either (1) a base rate determined by reference to the higher of (a) the prime rate, (b) the United States federal funds rate plus 1/2 of 1.00% and (c) a one-month adjusted LIBOR rate plus 1.00% (provided, that, with respect to the New Term Loan Facility we expect that in no event will the base rate be deemed to be less than a percentage to be agreed in the New Senior Credit Facilities) or (2) an adjusted LIBOR rate, calculated in a manner to be agreed and more fully set forth in the New Senior Credit Facilities (provided, that, with respect to the New Term Loan Facility we expect that in no event will the adjusted LIBOR rate be deemed to be less than a percentage to be agreed in the New Senior Credit Facilities). We expect that the applicable margin for borrowings under the New Senior Credit Facilities (other than borrowings under the New Term Loan Facility) will depend on our secured leverage ratio. We expect that the applicable margin for borrowings under the New Term Loan Facility will be fixed at percentages to be agreed in the New Senior Credit Facilities.

We expect that the New Senior Credit Facilities will require us to comply with customary affirmative and negative covenants. We expect that the New Revolving Credit Facility will require that we maintain a minimum interest coverage ratio and a maximum total leverage ratio. The method of calculating all of the components used in the covenants will be set forth in the definitive financing documents for the New Senior Credit Facilities.

We expect the New Senior Credit Facilities to contain customary events of default with thresholds, grace periods, exceptions and qualifications to be mutually agreed in the definitive financing documents.

On or after the commencement of this offering, we expect to conduct the Debt Securities Offering. We anticipate that the Debt Securities would be senior obligations, rank equal in right of payment with our Existing 2020 Notes, not be convertible, be unsecured and be guaranteed by our existing and future domestic subsidiaries that will guarantee the New Senior Credit Facilities. The proceeds of the Debt Securities Offering will reduce or terminate the Bridge Facility commitments on a dollar for dollar basis. The foregoing description and any other information regarding the Debt Securities Offering is included herein solely for informational purposes. The Debt Securities Offering will be made by a separate offering memorandum and is not part of the offering to which this prospectus supplement relates. The Debt Securities Offering has not been and will not be registered under the Securities Act, and the Debt Securities will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any such Debt Securities.

The amount and terms and conditions of the Debt Securities Offering will be subject to market conditions. There can be no assurance that we will be able to issue any such Debt Securities on terms and conditions acceptable to us. This offering is not contingent on the consummation of the Debt Securities Offering, and the Debt Securities Offering is not contingent upon completion of this offering. The closing of the Debt Securities Offering will be conditioned on the simultaneous closing of the Merger.

Supplemental Information with Respect to Sheridan

Key Factors and Measures Sheridan Uses to Evaluate Its Business

The key factors and measures Sheridan uses to evaluate its business relate to the number of patient encounters for which its medical providers provide treatment, the reimbursement it receives for those medical services, and the costs it incurs to provide the necessary care to those patients.

Sheridan evaluates its revenue net of contractual discounts and provisions for uncollectible charges. Medicaid, Medicare and other payors generally receive discounts from its standard charges, which Sheridan refers to as contractual discounts. In addition, individuals Sheridan treats may be personally responsible for the payment of the medical services they receive. Sheridan’s contracts with hospitals and other facilities typically require it to provide care to all patients who present at their locations. While Sheridan seeks to bill for all medical services it provides, a portion of its medical services are delivered to individuals that have no insurance and for whose treatment it cannot collect full compensation and, as a result, it establishes a provision for uncollectible charges. Sheridan’s net revenue represents gross billings after provisions for contractual discounts and uncollectibles.

The following table summarizes Sheridan’s approximate payor mix as a percentage of its net adjudicated fee for service revenue, with the provision for uncollectibles allocated and netted by payor category, for the periods presented below. As illustrated below, commercial and managed care insurance have consistently represented Sheridan’s largest payor group comprising 74.7% and 75.0% of such net adjudicated fee for service revenue, net of applicable provision for uncollectibles, in 2013 and the three months ended March 31, 2014, respectively.

	Year Ended December 31,			Three Months Ended March 31, 2014
	2013	2012	2011
Medicare	16.1%	17.1%	17.4%	16.4%
Medicaid	7.8%	7.9%	8.1%	7.3%
Commercial and managed care	74.8%	73.7%	73.5%	75.0%
Self-pay	1.3%	1.3%	1.0%	1.3%

Total	100.0%	100.0%	100.0%	100.0%

The payor mix information in the table above has been developed based on Sheridan’s net adjudicated fee for service revenue, which includes payments from various payor classes categorized within its billing systems. Net adjudicated fee for service revenue, net of applicable provision for uncollectibles, constitutes approximately 92.1% of Sheridan’s net fee for service revenue for the year ended December 31, 2013.

Adjudicated fee-for-service revenue represents Sheridan’s net revenue for which it has a significant level of contract and other rate information available electronically that it can rely on for estimating its contractual discounts. Non-adjudicated fee-for-service revenue represents revenue for which Sheridan generally bases its contractual discounts on actual and historical cash collections, adjusted for agreed-upon contracted payor rate increases. Contract revenue reflects payments received or receivable directly from certain of the facilities where Sheridan provides its medical services, and typically arises in cases where its reimbursement from third-party payors is not sufficient to cover the costs of its medical services. Sheridan derives management fees pursuant to contractual agreements with certain of its physician group practices, which require the practices to pay Sheridan management fees that are based on a flat fee or a percentage of net fee-for-service revenue, depending on the nature of services provided. Sheridan also earns other revenue for certain ancillary services performed. For the year ended December 31, 2013, net fee for service revenue, net of applicable provision for uncollectibles, represented approximately 90.2% of Sheridan’s net revenue, contract revenue represented approximately 8.5% of its net revenue and management fee and other revenue represented approximately 1.3% of our its revenue. For the three months ended March 31, 2014, net fee for service revenue, net of applicable provision for uncollectibles, represented approximately 90.0% of Sheridan’s net revenue, contract revenue represented approximately 8.6% of its net revenue and management fee and other revenue represented approximately 1.4% of its net revenue.

Of Sheridan’s net revenue for the year ended December 31, 2013, approximately 68% was derived from its anesthesiology services, 8% from its children’s services, 8% from its radiology services, 9% from it emergency medicine services, and 7% from other services it provides. Of Sheridan’s net revenue for the three months ended March 31, 2014, approximately 70% was derived from its anesthesiology services, 7% from its children’s services, 9% from its radiology services, 8% from its emergency medicine services, and 6% from other services it provides.

Sheridan’s key net revenue measures are:

•

Patient encounters. Sheridan utilizes patient encounters as a basis to evaluate its net revenue growth and to measure the costs of its various specialties. Due to differences in the reimbursement rates and costs of its specialties, Sheridan segregates patient encounters into four main categories: anesthesia, children’s services, radiology and emergency medicine. Sheridan utilizes weighted patient encounters as a proxy for patient volume. Because of the inherent differences in the nature of encounters among the specialty categories, in certain analyses Sheridan weights its underlying patient encounters to measure the effect that changes in these have on net revenue and costs.

•

Revenue per patient encounter. This reflects the expected net revenue for each patient encounter based on gross billings less all estimated provisions for contractual discounts and uncollectibles. Net revenue per patient encounter includes net revenue from billings to third-party payors as well as hospitals.

•	Same-contract revenue. Same-contract revenue reflects revenue received from services provided through contracts in existence for the entire current period and the entire comparable period.

•

Net new contract revenue growth. This reflects revenue growth from new contracts that have not been in effect for both the entire current and comparable periods minus the amount of revenue decline relating to contracts terminated during such periods. Net new contract revenue growth excludes the effect of revenue arising in both comparable periods from acquisitions that were completed during such periods.

The change from period to period in the number of patient encounters under Sheridan’s “same contracts” is influenced by national surgery trends, hospital specific factors, and other factors affecting patient needs for medical services. National surgery trends can change based on changes in patient utilization, population growth and demographics, weather related disruptions, as well as due to general economic factors. Sheridan believes patient utilization can be affected by changes in the portion of medical costs for which the patients themselves bear financial responsibility, by general economic conditions, and by other factors. Hospital-specific elements include changes in local availability of alternative sites of care to the patient, changes in surgeon utilization of the facility, construction and regulations that affect patient flow through the hospital.

The costs incurred in Sheridan’s business consists primarily of compensation and benefits for physicians and other professional providers, professional liability costs, and contract and other support costs. Sheridan’s key cost measures include:

•

Practice personnel expenses. Practice personnel expenses include the salaries, bonus and incentive compensation, premium labor costs, benefits and payroll taxes associated with its physicians, healthcare professionals, other medical providers and related billing and direct support personnel. Practice personnel expenses include the costs of full time, part time and contract labor.

•

Other practice expenses. Other practice expenses include professional liability expenses, dues and licenses, occupancy costs and other non-personnel related expenses. Sheridan’s professional liability costs include provisions for paid and estimated losses for actual claims and estimates of claims likely to be incurred in the period, based on its past loss experience and actuarial analysis provided by a third party, as well as actual direct costs, including investigation and defense costs, and other costs related to provider professional liability.

General and administrative. General and administrative costs include the costs of practice medical leadership, executive management, business development and marketing, information technology and other administrative functions that are indirectly related to the operations of our physician group practices. In 2013, Sheridan increased investment in general and administrative areas in support of infrastructure expansion initiatives in support of Sheridan’s planned future growth from new contracts and acquisitions. These initiatives include additional medical leadership, business development and marketing personnel, enhanced information technology and other infrastructure support functions. In 2013, Sheridan incurred approximately $9.0 million of additional general and administrative costs from these initiatives.

Sheridan’s business is not considered to be capital intensive. Sheridan’s depreciation expense relates primarily to charges for computer software and hardware, and other technologies. Amortization expense relates primarily to intangible assets recorded for customer relationships arising from acquisitions that Sheridan has made.

Factors and Trends Affecting Operating Results

In reading Sheridan’s financial statements, you should be aware of the following trends and factors:

Surgical Trends

Sheridan’s business is directly affected by changes in the number of surgeries being performed at its client sites. In addition to other factors, surgical trends can be affected by changes in population, population demographics and surgical utilization. Sheridan believes population growth and an increase in the average age of our nation’s population are factors that may contribute to a growth in the number of patient encounters that Sheridan sees in its business. In recent years, however, these favorable factors have been offset by decreases in surgical utilization. Sheridan believes these decreases in utilization have been related to general economic factors as well as increases in the portion of medical costs for which patients are finding themselves responsible.

The Health Reform Law and Healthcare Reform

The Health Reform Law contains a number of provisions that could affect Sheridan over the next several years. These provisions include the establishment of health insurance exchanges to facilitate the purchase of qualified health plans, expanding Medicaid eligibility, subsidizing insurance premiums and creating requirements and incentives for businesses to provide healthcare benefits, the effects of which are unpredictable and complex. Other provisions contain changes to healthcare fraud and abuse laws and expand the scope of the Federal False Claims Act. Under the Affordable Care Act’s Medicaid-Medicare Parity provisions, Sheridan recognized approximately $4.8 million in enhanced Medicaid reimbursement up to Medicare rates for eligible primary care services for the year ended December 31, 2013 and anticipates similar enhanced reimbursement in 2014. Sheridan cannot predict whether legislation required to continue Medicaid-Medicare Parity reimbursement rates in 2015 or thereafter will be adopted.

The Health Reform Law contains numerous other measures that could also affect Sheridan. For example, value-based payment modifiers are to be developed that will differentiate payments to physicians under federal healthcare programs based on quality and cost of care. In addition, other provisions, such as the Bundled Payments for Care Improvement Initiative, authorize voluntary demonstration projects relating to the bundling of payments for episodes of hospital care and the sharing of cost savings achieved under the Medicare program.

Many of the Health Reform Law’s most significant reforms, such as the establishment of state-based and federally facilitated insurance exchanges that provide a marketplace for eligible individuals and small employers to purchase healthcare insurance, became effective only recently. On October 1, 2013, individuals began enrolling in healthcare insurance plans offered under these state-based and federally-facilitated insurance exchanges, notwithstanding significant technical issues in accessing and enrolling in the federal online exchange. Such issues may have delayed or reduced the purchase of healthcare insurance by uninsured persons. In order to be covered on the effective date of January 1, 2014 individuals were required to enroll and pay their first premium by December 24, 2013, however, limited extensions were granted depending on specific circumstances. Some uninsured persons who did not enroll in healthcare insurance plans by March 31, 2014 were required to pay a penalty to the Internal Revenue Service, unless a hardship exception applied. The patient responsibility costs (deductibles) related to healthcare plans obtained through the insurance exchanges may be high, and Sheridan may experience increased bad debt due to patients’ inability to pay or delay in paying for certain services, particularly since Sheridan typically does not have direct patient contact in the patient intake process as do the healthcare facilities in which its physicians provide services.

The Health Reform Law also allows states to expand their Medicaid programs through an increase in the Medicaid eligibility income limit from a state’s current eligibility levels to 133% of the federal poverty limit. It remains unclear to what extent states will expand their Medicaid programs by raising the income limit to 133% of the federal poverty level. As a result of this and other uncertainties, Sheridan cannot predict whether there will be more uninsured patients in 2014 and beyond than anticipated when the Health Reform Law was enacted. All of the states in which Sheridan operates, however, already cover children in the first year of life and pregnant women if their household income is at or below 133% of the federal poverty level.

Federal and state agencies are expected to continue to implement provisions of the Health Reform Law. However, given the complexity and the number of changes expected as a result of the Health Reform Law, as well as the implementation timetable for many of them, Sheridan cannot predict the full impact of the Health Reform Law as they may not be known for several years. The Health Reform Law also remains subject to continuing legislative scrutiny, including efforts by Congress to amend or repeal a number of its provisions. As a result, Sheridan cannot predict with any assurance the full effect of the Health Reform Law on it, nor can it provide any assurance that the provisions of the Health Reform Law will not have a material adverse effect on Sheridan’s business, financial condition, results of operations or cash flows.

In addition, the Budget Control Act of 2011 requires across-the-board cuts (“sequestrations”) to Medicare reimbursement rates for the years 2013 through 2023. This 2% reduction in Medicare reimbursement rates commenced on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken but is not expected to have a material adverse effect on Sheridan’s business, financial condition, results of operations or cash flows.

Partnerships with Health Systems

In February 2014, Sheridan’s joint venture (“JV”) with a subsidiary of HCA Holdings, Inc. (“HCA”) commenced operations. This JV was formed to provide hospital-based physician services to affiliates of HCA and provide a platform for future new contract growth. Sheridan owns 51% of the JV, and, under the terms of the related agreements, Sheridan will earn billing and management fees and receive earnings distributions. Sheridan contributed goodwill, other intangible assets and a nominal amount of cash upon inception of the JV in February 2014 and have no material obligations or guarantees related to the JV. Sheridan determined that, although the JV is a “variable interest entity” due to its equity interest, billing and management fees and earnings distributions, Sheridan is not the primary beneficiary of the JV as it does not have the independent power to direct the activities that most significantly impact the JV’s economic performance due to shared control with HCA. Therefore, Sheridan accounts for its investment in the JV under the equity method of accounting and does not consolidate the revenues and the related practice personnel and other practice expenses associated with the facilities that are serviced by the JV after February 2014. As of March 31, 2014, Sheridan’s investment in the JV totaled approximately $14.0 million which has been recorded in other assets in its condensed consolidated balance sheet as of March 31, 2014. The deconsolidation of revenue from operations contributed to the JV will continue to result in a decrease of Sheridan’s net revenue and result in related decreases in such expenses when compared to the comparable periods in 2013. The billing and management fees Sheridan earns as manager of the JV will continue to offset, in part, the decrease to the previously consolidated net revenue. The net earnings of the JV are reported as equity in earnings of unconsolidated JV.

Critical Accounting Policies - Accrued Professional Liabilities

Sheridan insures the majority of its professional liability risks principally through its insurance policies with Continental Casualty Company (CNA) (“CNA”) and utilizes other third-party insurers as well. Sheridan’s deductible under the CNA policy is reinsured under a deductible reinsurance policy with International Casualty Company SPC, Inc. (“ICC”), which is located in the British Virgin Islands. ICC fully reinsures its deductible reinsurance policy with Sheridan’s affiliate captive insurance company, Marblehead Surety & Reinsurance Company, Ltd., which is located in the Cayman Islands and effectively reinsures all of the insurance coverage provided by CNA and ICC under this program. CNA provides professional liability insurance to Sheridan and its healthcare professionals for malpractice losses on a claims-made basis that have been reported to Sheridan after January 1, 2003, and Sheridan establishes reserves for losses in respect of such insurance. Sheridan reserves for losses in excess of aggregate insurance coverage. Sheridan’s reserves for losses and related expenses represent estimates involving actuarial and statistical projections, at a given point in time, of its expectations of the ultimate resolution and administration costs of losses it has incurred in respect of its liability risks. Sheridan’s reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm performs studies of projected ultimate losses on an annual basis and provides quarterly updates to those projections. Sheridan refers to these actuarial estimates as part of the process by which it determines appropriate reserves. Liabilities for claims incurred but not reported are not discounted. The estimation of professional liabilities is inherently complex and subjective, as these claims are typically resolved over an extended period of time, often as long as ten years or more. Sheridan periodically reevaluates its accruals for professional liabilities, and its actual results may vary significantly from its estimates as the key assumptions used in its actuarial valuations are subject to constant adjustment as a result of changes in its actual loss history and the movement of projected emergence patterns as claims develop.

BUSINESS

Our Company

We are the largest owner and operator of ASCs in the United States based upon total number of facilities. We operate 243 ASCs in 34 states and the District of Columbia in partnership with approximately 2,100 physicians. Our company was formed in 1992 for the purpose of acquiring, developing and operating ASCs in partnership with physicians. Our surgery centers are typically located adjacent to or in close proximity to the medical practices of our partner physicians. We generally own a majority interest, primarily 51%, in the facilities we operate. We also own a minority interest in certain facilities in partnerships with leading health systems and physicians and intend to continue to pursue such partnerships. Our surgery centers primarily provide non-elective, high volume, lower-risk surgical procedures across multiple specialties, including, among others, gastroenterology, ophthalmology, and orthopaedics. Our ASCs are designed with a cost structure that creates significant savings for patients and payors when compared to surgical services performed in HOPDs.

We acquire, develop and operate ASCs through the formation of partnerships with physicians and health systems to serve the communities in our markets. Since physicians are critical to the delivery of healthcare, we have developed our operating model to encourage physicians to affiliate with us. We believe we attract physicians because our facilities adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician efficiency and engagement. We believe that our focus on physician satisfaction combined with providing safe, high-quality healthcare in a friendly and convenient environment for patients will continue to make our ASCs an attractive alternative to HOPDs for physicians, patients and payors.

We focus on providing high-quality surgery centers that meet the needs of patients, physicians and payors. We believe our facilities (1) enhance the quality of care for our patients, (2) provide significant administrative, clinical and efficiency benefits to physicians, and (3) offer a low cost alternative for patients and payors. We believe these attributes combined with our long history of successfully identifying, executing and integrating center acquisitions have largely led to our consistent track record of strong growth.

For the year ended December 31, 2013, approximately 1.6 million surgical procedures were performed in our ASCs generating approximately $1.08 billion in total revenues. For the three months ended March 31, 2014, approximately 400,000 surgical procedures were performed in our ASCs generating approximately $263.1 million in total revenues.

Acquisition of Sheridan Healthcare

Overview

On May 29, 2014, we entered into a definitive agreement to acquire Sheridan, a privately-owned leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities, for total consideration of approximately $2.35 billion, comprised of approximately $1.74 billion in cash and AmSurg equity valued at approximately $613.2 million at the time of signing. We may replace all or a portion of the equity component with additional cash. We intend to use the net proceeds of this offering of shares of our common stock, the net proceeds of the Mandatory Convertible Preferred Offering, the incurrence of new indebtedness as described under “The Transactions—Financing Transactions,” together with shares of our common stock to be issued in the Merger and cash on hand, to (i) repay borrowings outstanding under our existing senior secured revolving credit facility; (ii) repay the outstanding balance of our senior secured notes due 2020; and (iii) pay the Merger Consideration and related fees and expenses.

We believe the Merger creates a leading, physician-centric surgical center and physician outsourcing company with a diversified, complementary business mix and a significantly enhanced growth profile. By combining two market leaders, the transaction creates a company well-positioned to address the challenges facing physicians, health systems, payors and communities. The combined company will operate in over 120 markets across 38 states with over 540 sites of service.

For the three months ended March 31, 2014 and the year ended December 31, 2013, giving effect to the Merger but not giving full effect to two acquisitions Sheridan closed in each of November 2013 and February 2014, the combined company would have generated pro forma revenue of approximately $513.9 million and $2.0 billion, respectively, pro forma net income of $10.1 million and $38.5 million, respectively, and combined Adjusted EBITDA of $82.3 million and $340.7 million, respectively. For the twelve months ended March 31, 2014, the combined company would have had Acquisition Adjusted EBITDA of $404.1 million. For a reconciliation of Adjusted EBITDA and Acquisition Adjusted EBITDA to net income for each of AmSurg and Sheridan, see “Prospectus Supplement Summary — Summary Historical Consolidated Financial Information.”

The Merger combines two market leaders in attractive, complimentary and adjacent specialties and creates a combined company with significantly increased diversity and scale. The following charts illustrate the percentage of revenue for the year ended December 31, 2013 for each of AmSurg, Sheridan and the combined company by specialty:

Acquisition Rationale

We believe that our acquisition of Sheridan presents a unique opportunity to create a differentiated, market leading healthcare services provider with an attractive financial profile, and we expect to realize several benefits from the Merger, including the following:

Catalytic to our Total and Organic Growth Potential. We expect the combined company to benefit from an accelerated, differentiated and diversified organic and acquisition growth profile. We expect Sheridan to continue its established track record of organic growth through both same-contract growth and net new contract wins, which we believe to be immediately accretive to AmSurg. Sheridan has made significant investment in its business development effort, which has led to strong momentum in new contract wins. During 2012 and 2013, Sheridan achieved new contract wins of 23 and 27, respectively, a significant increase from 2011 new contract wins of seven. We intend to utilize our footprint in over 100 markets to expand Sheridan’s current geographical presence. In addition, we expect to introduce Sheridan’s services to a broad set of new potential clients via relationships we are continuing to develop with leading health systems across the country. We expect industry fundamentals to drive continued tailwinds in both the physician outsourcing space as well as the ASC space to support continued growth in each of our and Sheridan’s businesses.

Enhances Acquisition Opportunities. Continued execution on our acquisition strategy remains a core component of our ongoing business strategy. We expect our acquisition of Sheridan will provide us increased discretionary free cash flow to increase our annual acquisition expenditures. The combination also significantly enhances the pool of acquisition opportunities available to us and we believe it will facilitate an even greater focus on deployment of capital towards acquisition opportunities. We believe the Merger increases our total addressable market from approximately $15 billion to over $65 billion. With the addressable market largely characterized by significant fragmentation and comprised of local and regional operators, we expect our acquisition pipeline to remain robust.

Combination Forms a New Go-to-Market Strategy Which Creates Revenue and Growth Synergy Opportunities. Health systems, physicians and payors are increasingly looking to experienced and sophisticated partners and vendors to address a variety of key challenges. After consummation of the Merger, we believe our unique and complimentary suite of services will position us as a partner of choice for key healthcare constituents. We believe the combined company will be uniquely differentiated with its combination of solutions, expertise and experience.

Responsive to Key Trends Impacting the Healthcare Industry. The combined company will be well positioned to provide a differentiated suite of services to the key players across the healthcare continuum. Specifically, the combined company will be uniquely positioned to capitalize on two key trends impacting healthcare today: the migration of procedures into outpatient settings and the continued outsourcing of critical hospital based physician services to large national and regional providers.

Industry Trends

The combined company will be uniquely positioned to address many of the trends impacting where and by whom healthcare is delivered today. A key attribute of the Merger is it will give the combined company the assets and physician capabilities to comprehensively address the trends in healthcare occurring both inside and outside the hospital setting. We believe this is a unique ability that will position us to grow our business going forward.

Rising Demand for Healthcare Services. From 2012 to 2022, national healthcare expenditures are projected to increase at a nominal annual growth rate of 6.1% and hospital care expenditures are projected to increase at a nominal annual growth rate of 6.3%, based on projections from CMS. The increased demand on our healthcare system is being driven in part due to ongoing growth in the population of the United States and has been further accelerated by an aging population and longer life expectancy. According to CMS, the population of the United States is expected to grow 8% between 2013 and 2022, and the percentage of individuals over the age of 65 in the United States is expected to grow from 14% in 2013 to 17% in 2022. We believe these trends will contribute to an increasing number of surgeries and medical procedures and a growing need for all of the services of the combined company. Any increase in the number of surgical procedures would be expected to also bolster Sheridan’s anesthesiology business.

Increased Migration of Procedures to Outpatient Surgical Facilities. We believe, for the procedures that can be performed in an ambulatory surgery center, ASCs provide the highest quality care in the most convenient and affordable modality, benefiting the provider, patient and payor. As such, we believe the following factors have contributed to the increased migration of procedures to outpatient surgical facilities.

Cost-Effective Alternative. With the same procedure in an ASC costing approximately one-half the amount Medicare pays for HOPD procedures (and even greater potential savings for commercial payors), migrating volumes to an ASC setting represents a significant opportunity to reduce overall healthcare spending. With significant focus across the U.S. healthcare industry on lowering the cost of high quality care, we believe ASCs are well positioned to benefit from an increasing shift of procedure volumes out of higher cost hospital settings. We believe healthcare consumerism and price transparency will further benefit this trend. The relative cost advantages of ASCs versus hospital inpatient and outpatient departments are due to a number of reasons, including lower facility development costs, more efficient staffing and space utilization and a specialized operating environment focused on cost containment.

Physician and Patient Preference. We believe many physicians prefer ASCs because these surgery centers enhance physicians’ productivity by providing them with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases, allowing them to perform more surgeries in a defined period of time. Many patients prefer ASCs as a result of more convenient locations, shorter waiting times and more convenient scheduling and registration than HOPDs.

New Technology. New technology and advances in anesthesia, which have been increasingly accepted by physicians and payors, have significantly expanded the types of surgical procedures that can be performed in ASCs. Lasers, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with surgical procedures. Improved anesthesia has also shortened recovery time by reducing postoperative side effects, thereby avoiding overnight hospitalization.

Shift Towards Large National and Regional Providers of Physician Outsourcing. Hospitals, ASCs and other healthcare facilities are increasingly utilizing large national and regional providers of outsourced healthcare professionals as a means of reducing operating expenses, achieving targeted physician coverage levels, including by addressing difficulties in hiring and retaining physicians, and increasing operational efficiency to improve patient flow, reduce wait times, coordinate care, shorten lengths of stay and reduce readmission rates, all of which lead to lower costs and promote improved patient care. In 2012, approximately 65% of national and regional hospitals outsourced their emergency services and approximately 50% of the market for anesthesiology services was outsourced, primarily to small local provider groups. Historically, hospitals, ASCs and other healthcare facilities have relied on local practice groups to provide outsourced physician services, but an increasing number have been turning to national outsourced physician groups to meet their increasingly complex needs. Sheridan is a direct beneficiary of this continuing shift from smaller local groups to larger national and regional provider organizations.

Opportunities Created by Healthcare Reform. We believe the Health Reform Law and other measures of healthcare reform should increase the number of people with access to healthcare insurance over time. These measures are expected to reduce the number of uninsured and underinsured, which we believe will in turn lead to increased demand for healthcare services. The recent reform legislation also increases the obligation of healthcare providers to provide coordinated care and holds providers accountable for showing measurable patient outcomes. As a national provider group, we believe that the combined company is in a favorable position to serve the expected growth in patient populations and to meet the needs of our partners and clients for increased coordination and outcomes measurement.

Pressures on Physicians and Physician Groups. Physician and physician groups are increasingly under pressure to join larger organizations, particularly hospitals and health systems. We believe partnership and employment options with the combined company, with a physician centric culture, infrastructure and breadth of physician services, will provide physicians an attractive alternative to other options. The combined company will provide physicians the ability to practice medicine consistent with their current individual or small group practices with the stability, infrastructure and upward mobility opportunities of a large organization with over $2.0 billion in pro forma annual revenue.

Competitive Strengths

We believe the combined company will be distinguished by the following competitive strengths:

Market Leading ASC and Multi-Specialty Outsourced Physician Provider with National Scale. After consummation of the Merger, we expect to expand our position as the largest owner and operator of outpatient ambulatory surgery centers based upon total number of facilities and one of the largest providers of multi-specialty outsourced healthcare services in the United States. The combined company will operate in over 120 markets across 38 states and more than 540 sites of service. We believe our geographic diversification will provide us with a strong competitive position within the highly fragmented industries the combined company will serve. We believe our national scale and position as a large, public company operator has made and will continue to make us an attractive partner for physicians and service provider for clients. Our infrastructure not only improves productivity and quality of care while reducing the cost of care, but also provides operating leverage to drive economies of scale.

Diversified Business with Attractive Payor Mix. After consummation of the Merger, we will have a highly diversified portfolio of business lines, producing revenue across a broad base of medical services. Giving effect to the Merger, our revenue will be generated by over 5.6 million procedures and patient encounters performed by approximately 6,100 physicians and healthcare professionals at over 540 locations. Our revenue for the year ended December 31, 2013, which accounted for approximately 54% of the pro forma total revenue for 2013, was derived from 1.6 million procedures performed by approximately 3,500 physicians. Of that amount, 50% was generated at our gastroenterology centers, 38% at our multi-specialty centers and 12% at our ophthalmology centers. Sheridan’s revenue for the year ended December 31, 2013, which will account for approximately 46% of the pro forma total revenue for 2013, was derived from approximately 4 million patient encounters across more than 300 healthcare facilities and 2,600 healthcare professionals. In addition, the combined company will have a well-diversified payor mix, with approximately 23% of pro forma 2013 revenue, net of bad debt expense, having been derived from government payors. Because of the largely non-emergent nature of procedures and patient encounters across the combined company’s operations, 2013 combined bad debt would have been approximately 4% of 2013 pro forma revenue.

Recurring Revenue Stream from Long-standing Partner and Client Base. Many of Sheridan’s client relationships exceed 15 years, including its original client that has been serviced by Sheridan for more than 50 years. We believe Sheridan’s value proposition to clients, its commitment to quality and clinical excellence and proactive approach to integrating its physicians into the clinical leadership at its clients help enhance the client’s operations and strengthen the quality of the relationships Sheridan enjoys. AmSurg enjoys long-standing and ongoing relationships with our physician partners, including ongoing partnerships with the physician groups with whom we entered into our first joint-ventures over 20 years ago. We believe our physician-centric culture and unwavering focus on executing and enhancing the value proposition we provide to our physician partners has led to strong relationships throughout our platform and is evidenced by our 98% physician satisfaction rating.

Proven Ability to Identify, Acquire, and Integrate Businesses. Both we and Sheridan have a long and successful track record of executing acquisitions. Over the last five years, we have successfully acquired an ownership interest in 70 ASCs for a combined acquisition price of $767.1 million. Since 2010, Sheridan has acquired and integrated 15 physician group practices and healthcare service practices and three ASCs for a combined acquisition price of approximately $480.0 million. Both companies use experienced teams of operations and financial personnel to conduct thorough diligence on potential targets and dedicated teams responsible for the integration of acquired centers and practices. We believe the strength of both our and Sheridan’s reputation coupled with leading execution expertise will allow the combined company to continue to drive strong growth through acquisitions.

Favorable Cash Flow Characteristics. Given the scale of each of ours and Sheridan’s businesses, and the ability to leverage administrative and support infrastructure, we and Sheridan have both been able to demonstrate consistent and favorable Adjusted EBITDA margins of 16% to 18% over the last three years. The strong revenue growth coupled with stable margins and relatively low capital expenditures (approximately 2% on a pro forma basis) and working capital requirements has resulted in strong and growing cash flows from operations.

Experienced and Long-tenured Management Team. Our senior management team and the senior management team of Sheridan, who we expect will join AmSurg upon completion of the Merger, have extensive healthcare industry experience. Our combined executive team will have an average of over twenty-five years of relevant experience, many of whom have been with either AmSurg or Sheridan for over ten years. Importantly, as part of the Merger, we expect to supplement our executive team with the key operational leaders of Sheridan who will continue to maintain responsibility for the execution of the Sheridan growth strategy and have significant experience successfully managing customer relationships through historical ownership changes.

Business Strategy

After completion of the Merger, both we and Sheridan will continue to pursue the strategies which have proven successful and have been instrumental in building and maintaining market leader positions in each of our respective sectors. In addition, there will be exciting new ways to grow the business through the pursuit and acquisition of synergistic growth opportunities.

Integrated Go-To-Market Strategy

New Contract Wins. Building on Sheridan’s demonstrated track record of successfully driving organic growth via financially attractive and highly capital efficient new contract wins, we expect the combination of AmSurg and Sheridan will meaningfully accelerate this effort. The Merger materially broadens Sheridan’s geographic reach, with Sheridan having minimal presence in 19 of our top 30 markets. We expect to utilize Sheridan’s business development infrastructure within our more than 100 markets to increase the pipeline and number of new contract wins.

New Health System / ASC Joint Ventures. We are engaged in partnership discussions with leading in-market health systems in a significant number of our more than 100 markets. Thanks to our combination with Sheridan, the differentiated suite of solutions we can offer to these potential health system partners significantly broadens the scope of these discussions and makes us a more attractive choice for partnering. We believe executing on only one or two additional partnerships per year could meaningfully enhance our growth profile.

Collaborative Vertical Integration of Sheridan Anesthesia Services within Our ASC Portfolio. Within our current portfolio of 243 ASCs, we believe more than $250 million of anesthesia revenues are generated. A significant number of our 56 multi-specialty facilities are currently serviced by local or small regional anesthesia providers. In addition, there has been a rapid shift in gastroenterology facilities from “conscious sedation” to “deep sedation” for colonoscopies as Propofol has increasingly become the standard of care for use in the procedure. We believe our ability to offer Sheridan’s best in class anesthesia services to our physician partners, with its substantial infrastructure and expertise driving superior clinical excellence, will be an additional value-add service that will be met with strong demand within our current portfolio.

Ambulatory Surgery Center Strategy

Attract and Retain Physicians that are Leaders in Their Specialty and Market. Physicians are critical to the delivery of healthcare and are a valuable component of our operating model. We currently operate 243 ASCs with over 2,100 physician partners. We typically structure partnerships with physicians in a 51% / 49% ownership relationship, which we believe is mutually beneficial to us and our physician partners. Under our partnership structure, physicians gain a partner in AmSurg who provides key management services, including clinical and regulatory support, financial reporting, performance measurement, group purchasing, contracting, and marketing services. Based on our third-party administered physician satisfaction survey in 2013, we achieved a 98% physician satisfaction rate. We believe our focus on physician satisfaction, combined with providing safe, high quality healthcare in a patient friendly and convenient environment, helps us attract and retain physician partners.

Increase Same-Center Revenue Growth. We grow revenues in our existing facilities primarily through increasing procedure volume by increasing the number of physicians performing procedures at our centers, marketing our centers to referring physicians, payors and patients, and achieving efficiencies in center operations.

Expand Our National Network of ASCs. While we have been an active acquirer of ASCs historically, the market remains fragmented, providing many opportunities for additional acquisitions. We target ownership in single-specialty ASCs that perform gastrointestinal endoscopy, ophthalmology and orthopaedic procedures, as well as multi-specialty ASCs that are equipped and staffed to perform surgical procedures in more than one specialty. Currently, approximately 62% of our revenues are from single-specialty centers that perform gastroenterology or ophthalmology procedures. These specialties have a higher concentration of older patients than other specialties, such as orthopaedics or ENT. We believe the aging demographics of the U.S. population will be a source of procedure growth, particularly for gastroenterology and ophthalmology ASCs. We will also opportunistically pursue the acquisition of companies that own and operate multiple ASCs.

Hospital-Based Physician Strategy

Drive Organic Growth Through Strong Same-Contract Growth and New Contract Wins. Sheridan’s business model has consistently demonstrated the ability to generate strong organic growth, not only in same-contract performance, but also through new contract wins. The ability to drive same-contract growth is rooted in delivering distinctive service to the existing client base, primarily by expanding and enhancing physician services capabilities, including but not limited to, billing, recruiting, credentialing, and increasing efficiencies, in particular, operating room utilization. In addition, Sheridan’s differentiated capabilities, market presence and investment in its new contract business development infrastructure has generated a strong track record of new contract wins to-date, both with existing and new clients. We believe the expanded efforts and dedicated internal resources will position Sheridan well to continue to win new contracts.

Executing Accretive Acquisitions to Augment Organic Growth. As the hospital-based physician industry continues to consolidate, we believe Sheridan will have the opportunity to augment already strong organic growth through opportunistic and accretive acquisitions of regional and local providers. Sheridan will continue to target strategic “platform” practices to catalyze future growth in new markets and “in-market” practices in geographies where an established presence exists. We expect Sheridan to realize both top-line and bottom-line synergies as acquired practices are integrated and Sheridan leverages best practices, processes and technology to drive significant value creation in a capital efficient way. Since 2010, Sheridan has successfully acquired and integrated 15 physician group and healthcare service practices and three ASCs adding more than 850 healthcare professionals.

Enhancing Profitability by Achieving Further Operating Efficiencies. We believe that Sheridan’s operating efficiency can be improved as the business grows. Sheridan’s infrastructure is designed to achieve economies of scale by enhancing profitability with revenue growth without compromising the quality of operations or clinical care. We believe Sheridan’s processes related to contracting, billing, coding, collection and compliance have driven a track record of strong revenue cycle management. Sheridan has made significant investment in infrastructure, including management information systems that will continue to enable Sheridan to improve the clinical results and key client metrics while reducing the cost of providing patient care.

Surgery Center Operations

The size of our typical single-specialty ASC is approximately 3,000 to 6,000 square feet. The size of our typical multi-specialty ASC is approximately 8,000 to 12,000 square feet. Each center typically has two to three operating or procedure rooms with areas for reception, preparation, recovery and administration. Each surgery center is specifically tailored to meet the needs of its physician partners. Our surgery centers perform an average of approximately 6,800 procedures per year, though there is a wide range among centers from a low of approximately 1,000 procedures per year to a high of 32,000 procedures per year. The cost of developing a typical surgery center is approximately $3.5 million. Constructing, equipping and licensing a surgery center generally takes 12 to 15 months. As of March 31, 2014, 151 of our centers performed gastrointestinal endoscopy procedures, 48 centers were multi-specialty centers, 36 centers performed ophthalmology surgery procedures and seven centers performed orthopaedic procedures. The procedures performed at our centers generally do not require an extended recovery period. Our centers are staffed with approximately 10 to 15 clinical professionals and administrative personnel, including nurses and surgical technicians, some of whom may be leased on a full or part-time basis from entities affiliated with our physician partners.

The types of procedures performed at each center depend on the specialty of the practicing physicians. The procedures most commonly performed at our surgery centers are:

•	gastroenterology — colonoscopy and other endoscopy procedures;

•	ophthalmology — cataracts and retinal laser surgery; and

•	orthopaedic — knee and shoulder arthroscopy and carpal tunnel repair.

We market our surgery centers directly to patients, referring physicians and third-party payors, including health maintenance organizations (“HMOs”), preferred provider organizations (“PPOs”), other managed care organizations, and employers. Marketing activities conducted by our management and center administrators emphasize the high quality of care, cost advantages and convenience of our surgery centers and are focused on making each center an approved provider under local managed care plans.

Accreditation

Managed care organizations in certain markets will only contract with a facility that is accredited by either the Accreditation Association for Ambulatory Health Care (“AAAHC”) or The Joint Commission. We generally seek accreditation for all of our ASCs. Currently, 241 of our 243 surgery centers are accredited by AAAHC or The Joint Commission, and three of our surgery centers are scheduled for initial accreditation surveys during 2014. All of the accredited centers received three-year certifications.

Surgery Center Locations

As of March 31, 2014, we operated 242 ASCs in 34 states and the District of Columbia. Our limited partnerships and limited liability companies lease the real property on which our surgery centers operate, either from entities affiliated with our physician partners or from unaffiliated parties.

Revenues

Our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers and, at certain of our surgery centers (primarily centers that perform gastrointestinal endoscopy procedures), charges for anesthesia services provided by medical professionals employed or contracted by our centers. These fees vary depending on the procedure, but usually include all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include professional fees charged by the physicians that perform the surgical procedures. Revenues are recorded at the time of the patient encounter and billings for such procedures are made on or about that same date. At the majority of our centers, it is our policy to collect patient co-payments and deductibles at the time the surgery is performed. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors. Our billing and accounting systems provide us historical trends of the surgery centers’ cash collections and contractual write-offs, accounts receivable agings and established fee adjustments from third-party payors. These estimates are recorded and monitored monthly for each of our surgery centers as revenues are recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, the range of reimbursement for those procedures within each surgery center specialty is very narrow and payments are typically received within 15 to 45 days of billing. Except in certain limited instances, these estimates are not, however, established from billing system generated contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for substantially all of the services rendered to patients. We derived approximately 25% of our revenues for each of three months ended March 31, 2014 and 2013, respectively, and 25%, 27% and 29% of our revenues in the years ended December 31, 2013, 2012 and 2011, respectively, from governmental healthcare programs, primarily Medicare and managed Medicare programs, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules. Our surgery centers are not required to file cost reports and, accordingly, we have no unsettled amounts from governmental third-party payors.

ASCs are paid under the Medicare program based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective patient system and reimbursement rates for ASCs are updated annually based on changes in the consumer price index, or CPI. Effective for federal fiscal year, or FFY, 2011 and subsequent years, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, provides for the annual CPI increases applicable to ASCs to be reduced by a productivity adjustment, which is based on historical nationwide productivity gains. In 2012, reimbursement rates increased by 1.6%, which positively impacted our 2012 revenues by approximately $5.0 million and our net earnings per diluted share by $0.05. In 2013, reimbursement rates increased by 0.6%, which positively impacted our 2013 revenues by approximately $2.5 million and our net earnings per diluted share by $0.02. In 2014, reimbursement rates increased by 1.2%, which we estimate will positively impact our 2014 revenues by approximately $6.0 million, net of the continued effects of sequestration, as discussed below. There can be no assurance that CMS will not revise the ASC payment system or that any annual CPI increases will be material.

The BCA requires automatic spending reductions of $1.2 trillion for FFYs 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The percentage reduction for Medicare may not be more than 2% for a FFY, with a uniform percentage reduction across all Medicare programs. These BCA-mandated spending cuts are commonly referred to as “sequestration.” Sequestration began on March 1, 2013, and CMS imposed a 2% reduction on Medicare claims as of April 1, 2013. These reductions have been extended through FFY 2024. We cannot predict with certainty what other deficit reduction initiatives may be proposed by Congress, whether Congress will attempt to restructure or suspend sequestration or the impact sequestration may have on our centers. Based on current volumes, we estimate that the imposed spending reductions will have a negative impact on 2014 revenues of approximately $1.5 million.

In September 2012, the State of California enacted legislation that reduced the reimbursement rate beginning in 2013 for patients receiving care through the state’s workers’ compensation program. We estimate that the reduced rates negatively impacted our 2013 net earnings per diluted share by approximately $0.06.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including the annual productivity adjustment discussed above that reduces payment updates to ASCs. However, the Health Reform Law also expands coverage of previously uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the Health Reform Law has expanded eligibility under existing Medicaid programs in states that have not opted out of the expansion, created financial penalties on certain individuals who fail to carry insurance coverage, established affordability credits for those not enrolled in an employer-sponsored health plan, resulted in the establishment of, or participation in, a health insurance exchange for each state and allowed states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also required a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including screening colonoscopies. Medicare now covers these preventive services without cost-sharing, and states that provide Medicaid coverage of these preventive services without cost-sharing receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our centers. However, certain of the provisions of the Health Reform Law are not currently effective, and the provisions may be amended, repealed or delayed or their impact could be offset by reductions in reimbursement under the Medicare program. It is unclear what the resulting impact of the Health Reform Law will be on the number of uninsured individuals or what the payment terms will be for individuals covered by the Medicaid expansion or who purchase coverage through health insurance exchanges. Further, the employer mandate, which requires firms with 50 or more full-time employees to offer health insurance or pay fines, has been delayed until January 1, 2015 and will not be fully implemented until January 1, 2016. The federal online insurance marketplace and certain state exchanges experienced significant technical issues that negatively impacted the ability of individuals to purchase health insurance. These technical issues are being addressed, but additional implementation issues could lead to further delays of the individual mandate tax penalties, delays in individuals obtaining health insurance and a reduction in the number of individuals choosing to purchase health insurance rather than paying the individual mandate tax penalties.

In addition, the Health Reform Law established a Medicare Shared Savings Program, which created ACOs to allow groups of providers, hospitals and suppliers to come together voluntarily to provide coordinated high quality care to Medicare patients. Under the Health Reform Law, CMS may contract directly with ACOs. The formation of ACOs or other coordinated care models could negatively impact our centers and the medical practices of our physician partners.

Because of the many variables involved, including the law’s complexity, lack of implementing definitive regulations or interpretive guidance, gradual or partially delayed implementation, amendments, repeal, or further implementation delays, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect us. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on us at this time.

CMS is increasing its administrative audit efforts through the nationwide expansion of the RAC program. RACs are private contractors that have historically conducted post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. CMS has also established the RAPR demonstration that allows RACs to perform pre-payment reviews on certain types of claims that historically result in high rates of improper payments, beginning with claims for certain hospital services, but potentially including other facility types in the future. The RAPR demonstration began in 2012 and runs for a three year period. HHS has suspended the assignment of new Medicare appeals to Administrative Law Judges for at least two years beginning July 16, 2013, so that HHS may work through a backlog of appeals. Thus, we will experience a significant delay in appealing any RAC payment denials that occur during the suspension period. The Health Reform Law expands the RAC program’s scope to include Medicaid claims. In addition to RACs, other contractors, such as Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. CMS has promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or the wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. CMS established a quality reporting program for ASCs under which ASCs that fail to report on certain required quality measures will receive a 2% reduction in reimbursement for calendar year 2014. We have implemented programs and procedures at each of our centers to comply with the quality reporting program prescribed by CMS. Further, as required by the Health Reform Law, HHS reported to Congress on its plan for implementing a value-based purchasing program for ASCs that would tie Medicare payments to quality and efficiency measures. As required by the Health Reform Law, HHS studied whether to expand to ASCs its current policy of not paying additional amounts for care provided to treat conditions acquired during an inpatient hospital stay and reported to Congress that it may not be feasible to expand the policy in its current form, but that further exploration of other payment policies aimed at this same goal should be undertaken.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as preferred provider organizations and health maintenance organizations. The strengthening of managed care systems nationally has resulted in substantial competition among providers of surgery center services that contract with these systems. Further, most of the plans offered through the health insurance exchanges provide for narrow networks that restrict the number of participating providers or tiered networks that impose significantly higher cost sharing obligations on patients who obtain services from providers in a disfavored tier. Exclusion from participation in a managed care network or assignment to a disfavored tier could result in material reductions in patient volume and revenues. Some of our competitors have greater financial resources and market penetration than we do. We believe that all payors, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of our efforts to contract with healthcare payors, we believe that our position as a low-cost alternative for certain surgical procedures should enable our centers to compete effectively in the evolving healthcare marketplace.

Competition

We encounter competition in three separate areas: competition with other providers for physicians to utilize our centers, patients and managed care contracts; competition with other companies for acquisitions; and competition for joint venture development of new centers.

Competition for Physicians to Utilize Our Centers, Patients and Managed Care Contracts.    We compete with hospitals and other surgery centers in recruiting physicians to utilize our surgery centers, for patients and for the opportunity to contract with payors. In some of the markets in which we operate, there are shortages of physicians in certain specialties, including gastroenterology. In several of the markets in which we operate, hospitals are recruiting physicians or groups of physicians to become employed by the hospitals, including primary care physicians and physicians in certain specialties, including gastroenterology. In many cases the hospitals have restricted those physicians’ ability to refer patients to physicians and facilities not affiliated with the hospital. In addition, physicians, hospitals, payors and other providers may form integrated delivery systems that restrict the physicians who may treat certain patients or the facilities at which patients may be treated, and payors may utilize plan structures, such as narrow networks and tiered networks, that further restrict patient facility choice. Competition with hospitals and other surgery centers may limit our ability to contract with payors or negotiate favorable payment rates.

Competition for Acquisitions.    There are several public and private companies that compete with us for the acquisition of existing ASCs and companies that own and manage ASCs. We may also compete with local hospitals in certain transactions. Some of these competitors may have greater resources than we have. The principal competitive factors that affect our and our competitors’ ability to complete acquisitions are price, experience and reputation, and access to capital.

Competition for Joint Venture Development of Centers.    We believe that we do not have a direct corporate competitor in the development of single-specialty ASCs across the specialties of gastroenterology and ophthalmology. There are, however, several publicly and privately held companies that develop multi-specialty surgery centers, and these companies may compete with us in the development of multi-specialty centers. Further, many physicians develop surgery centers without a corporate partner, utilizing consultants who typically perform these services for a fee and who take a small equity interest or no equity interest in the ongoing operations of the center.

Government Regulation

The healthcare industry is subject to extensive regulation by a number of governmental entities at the federal, state and local level. Government regulation affects our business activities by controlling our growth, requiring licensure and certification for our facilities, regulating the use of our properties and controlling reimbursement to us for the services we provide.

Certification.    We depend on third-party programs, including governmental and private health insurance programs, to reimburse us for services rendered to patients in our ASCs. In order to receive Medicare reimbursement, each surgery center must meet the applicable conditions of coverage set forth by HHS, relating to the type of facility, its equipment, personnel and standard of medical care, as well as compliance with state and local laws and regulations, all of which are subject to change from time to time. ASCs undergo periodic on-site Medicare certification surveys. Each of our existing centers is certified as a Medicare provider. Although we intend for our centers to participate in Medicare and other government reimbursement programs, there can be no assurance that these centers will continue to qualify for participation.

Medicare-Medicaid Fraud and Abuse Provisions.    The federal Anti-Kickback Statute prohibits healthcare providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration (including any kickback, bribe or rebate) with the intent of generating referrals or orders for services or items covered by a federal healthcare program. The Anti-Kickback Statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by case law or regulations. Courts have found a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Furthermore, the Health Reform Law provides that knowledge of the law or intent to violate the law is not required to establish a violation of the Anti-Kickback Statute. Violations may result in criminal penalties or fines of up to $25,000 or imprisonment for up to five years, or both. Violations of the Anti-Kickback Statute may also result in substantial civil penalties, including penalties of up to $50,000 for each violation, plus three times the amount claimed, and exclusion from participation in the Medicare and Medicaid programs. Exclusion from these programs would result in significant reduction in revenues and would have a material adverse effect on our business. The Health Reform Law provides that submission of a claim for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim and may be subject to additional penalties under the federal False Claims Act, or FCA.

HHS has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute. Two of the safe harbor regulations relate to investment interests in general: the first concerning investment interests in large publicly traded companies ($50,000,000 in net tangible assets) and the second for investments in smaller entities. The safe harbor regulations also include safe harbors for investments in certain types of ASCs. The limited partnerships and limited liability companies that own our surgery centers do not meet all of the criteria of either of the investment interests safe harbors or the surgery center safe harbor. Thus, they do not qualify for safe harbor protection from government review or prosecution under the Anti-Kickback Statute. However, a business arrangement that does not substantially comply with a safe harbor is not necessarily illegal under the Anti-Kickback Statute.

The HHS Office of Inspector General, or OIG, is authorized to issue advisory opinions regarding the interpretation and applicability of the federal Anti-Kickback Statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions. We have not sought such an opinion regarding any of our arrangements. Although advisory opinions are not binding on any entity other than the parties who submitted the requests, advisory opinions provide some guidance as to how the OIG would analyze joint ventures involving surgeons such as our physician partners. We believe our arrangements are structured to be consistent with OIG guidance.

While several federal court decisions have aggressively applied the restrictions of the Anti-Kickback Statute, they provide little guidance as to the application of the Anti-Kickback Statute to our limited partnerships and limited liability companies. We believe that we are in compliance with the current requirements of applicable federal and state law because, among other factors:

•

the limited partnerships and limited liability companies exist to effect legitimate business purposes, including the ownership, operation and continued improvement of high quality, cost-effective and efficient services to the patients served;

•

the limited partnerships and limited liability companies function as an extension of the group practices of physicians who are affiliated with the surgery centers and the surgical procedures are performed personally by these physicians without referring the patients outside of their practice;

•	our physician partners have a substantial investment at risk in the limited partnerships and limited liability companies;

•	terms of the investment do not take into account the volume of the physician partners’ past or anticipated future services provided to patients of the centers;

•

the physician partners are not required or encouraged as a condition of the investment to treat Medicare or Medicaid patients at the centers or to influence others to refer such patients to the centers for treatment;

•

the limited partnerships, the limited liability companies, our subsidiaries and our affiliates will not loan any funds to or guarantee any debt on behalf of the physician partners with respect to their investment; and

•	distributions by the limited partnerships and limited liability companies are allocated uniformly in proportion to ownership interests.

The safe harbor regulations also set forth a safe harbor for personal services and management contracts. Certain of our limited partnerships and limited liability companies have entered into ancillary services agreements with our physician partners’ group practices, pursuant to which the practice may provide the center with billing and collections, transcription, payables processing, payroll and other ancillary services. The consideration payable by a limited partnership or limited liability company for certain of these services may be based on the volume of services provided by the practice, which is measured by the limited partnership’s or limited liability company’s revenues. Although these relationships do not meet all of the criteria of the personal services and management contracts safe harbor, we believe that the ancillary services agreements are in compliance with the current requirements of applicable federal and state law because, among other factors, we believe the fees payable to the physician practices are equal to the fair market value of the services provided thereunder.

In addition, certain of our limited partnerships and limited liability companies have entered into certain arrangements for professional services, including arrangements for anesthesia services. The OIG has issued advisory opinions in which it concluded that proposed arrangements between anesthesia groups and facilities, including physician-owned ASCs, could result in prohibited remuneration under the federal Anti-Kickback Statute. We believe our arrangements for anesthesia services are unlike those described in the OIG advisory opinions and are in compliance with the requirements of the federal Anti-Kickback Statute.

Many of the states in which we operate also have adopted laws that prohibit payments to physicians in exchange for referrals similar to the federal Anti-Kickback Statute, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure.

Notwithstanding our belief that the relationship of physician partners to our surgery centers should not constitute illegal remuneration under the federal Anti-Kickback Statute or similar laws, we cannot assure you that a federal or state agency charged with enforcement of the Anti-Kickback Statute and similar laws might not assert a contrary position or that new federal or state laws might not be enacted that would cause the physician partners’ ownership interests in our centers to become illegal, or result in the imposition of penalties on us or certain of our facilities. Even the assertion of a violation could have a material adverse effect upon us.

In addition to the Anti-Kickback Statute, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), provides for criminal penalties for healthcare fraud offenses that apply to all health benefit programs, including the payment of inducements to Medicare and Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner. Federal enforcement officials have numerous enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud.

Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of our arrangements. Law enforcement authorities, including the OIG, the courts and Congress, are increasing their scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals or opportunities. Investigators also have demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purposes of payments between healthcare providers and potential referral sources.

Prohibition on Certain Self-Referrals and Physician Ownership of Healthcare Facilities.    The federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for a designated health service to an entity if the physician or a member of the physician’s immediate family has a financial relationship with the entity, unless an exception applies. Sanctions for violating the Stark Law include denial of payment, refunding amounts received for services provided pursuant to prohibited referrals, civil money penalties of up to $15,000 per prohibited service provided and exclusion from the federal healthcare programs. The Stark Law applies to referrals involving the following services under the definition of “designated health services”: clinical laboratory services; physical therapy services; occupational therapy services; radiology and imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services.

Through a series of rulemakings, CMS has issued final regulations interpreting the Stark Law. While the regulations help clarify the requirements of the exceptions to the Stark Law, it is difficult to determine the full effect of the regulations. Under these regulations, services that would otherwise constitute a designated health service, but that are paid by Medicare as a part of the surgery center payment rate, are not a designated health service for purposes of the Stark Law. In addition, there is a Stark Law exception covering implants, prosthetics, implanted prosthetic devices and implanted durable medical equipment provided in a surgery center setting under certain circumstances. The so-called ASC exemption to the Stark Law also applies to any radiology and imaging procedures that are integral to a covered ASC surgical procedure and that are performed immediately before, during, or immediately following the surgical procedure (that is, on the same day). Similarly, CMS has excluded from the Stark Law definition of “outpatient prescription drugs” any drugs that are “covered as ancillary services” under the revised ASC payment system. These drugs include those furnished during the immediate postoperative recovery period to a patient to reduce suffering from nausea or pain. CMS cautioned, however, that only those radiology, imaging and outpatient prescription drug items and services that are integral to an ASC procedure and performed on the same day as the covered surgical procedure will qualify for the ASC exemption. The Stark Law prohibition continues to prohibit a physician-owned ASC from furnishing outpatient prescription drugs for use in a patient’s home. Because of these exemptions, we believe the Stark Law does not prohibit physician ownership or investment interests in our surgery centers to which they refer patients. Several states in which we operate have self-referral statutes similar to the Stark Law. We believe that physician ownership of surgery centers is not prohibited by these state self-referral statutes. However, the Stark Law and similar state statutes are subject to different interpretations. Violations of any of these self-referral laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Exclusion of our surgery centers from these programs could result in significant loss of revenues and could have a material adverse effect on us. We can give you no assurances that further judicial or agency interpretations of existing laws or further legislative restrictions on physician ownership or investment in healthcare entities will not be issued that could have a material adverse effect on us.

The Federal False Claims Act and Similar Federal and State Laws.    We are subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim (or causing a claim to be presented) for payment from Medicare, Medicaid or other third-party payors that is false or fraudulent. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare program, and imprisonment. The standard for “knowing and willful” often includes conduct that amounts to a reckless disregard for whether accurate information is presented by claims processors. One of the most prominent of these laws is the federal FCA, which may be enforced by the federal government directly, or by a qui tam plaintiff (or whistleblower) on the government’s behalf. There are many potential bases for liability under the FCA, including knowingly and improperly avoiding repayment of an overpayment received from the government and the knowing failure to report and return an overpayment within 60 days of identifying the overpayment. The Health Reform Law expanded the scope of the federal FCA to cover payments in connection to the health insurance exchanges created under the Health Reform Law, if those payments include any federal funds. When a private plaintiff brings a qui tam action under the FCA, the defendant often will not be made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. The Health Reform Law provides that submission of claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. In some cases, qui tam plaintiffs and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA. When a defendant is determined by a court of law to be liable under the FCA, the defendant may be required to pay three times the amount of the alleged false claim, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. The private plaintiff may receive a share of any settlement or judgment. We believe that we have procedures in place to ensure the accurate completion of claims forms and requests for payment. However, the laws and regulations defining proper Medicare or Medicaid billing are complex and have not been subjected to extensive judicial or agency interpretation. Billing errors can occur despite our best efforts to prevent or correct them, and we cannot assure you that the government will regard such errors as inadvertent and not in violation of the FCA or related statutes.

Every entity that receives at least $5.0 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the federal FCA, and similar state laws. A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own qui tam provisions whereby a private party may file a civil lawsuit in state court. States that enact false claims laws that are comparable to the federal FCA are entitled to an increased share of FCA recoveries.

Healthcare Industry Investigations.    Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including referral and billing practices. The Health Reform Law includes additional federal funding of $350 million over 10 years to fight healthcare fraud, waste and abuse, including $40 million for FFY 2014. From time to time, the OIG and the Department of Justice have established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare billings and we have joint venture arrangements involving physician investors. In addition, our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. We are not aware of any governmental investigations involving any of our facilities, our executives or our managers. A future adverse investigation of us, our executives or our managers could result in significant expense to us, as well as adverse publicity.

Privacy and Security Requirements.    There are currently numerous legislative and regulatory initiatives at the state and federal levels addressing the privacy and security of patient health and other identifying information. The privacy and security regulations promulgated pursuant to HIPAA extensively regulate the use and disclosure of individually identifiable protected health information and require healthcare providers to implement administrative, physical and technical safeguards to protect the security of such information. Violations of the regulations may result in civil and criminal penalties. The American Recovery and Reinvestment Act of 2009, or ARRA, strengthened the requirements of the HIPAA privacy and security regulations and significantly increased the penalties for violations, with penalties of up to $50,000 per violation and a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement and requires HHS to perform compliance audits. ARRA authorizes State Attorneys General to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. ARRA also extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations. HHS has implemented many of the ARRA requirements through a final rule that became effective March 26, 2013. Compliance with the final rule was required beginning September 23, 2013, except that existing business associate agreements may qualify for an extended compliance date of September 23, 2014.

As required by ARRA, covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, but not to exceed 60 days following discovery of the breach by the covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. The 2013 final rule modified this breach notification requirement by creating a presumption that all non-permitted uses or disclosures of unsecured protected health information are breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised.

Our facilities remain subject to any state laws that relate to privacy or the reporting of security breaches that are more restrictive than the regulations issued under HIPAA and the requirements of ARRA. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving certain individually identifiable health or financial information.

HIPAA Administrative Simplification Requirements.    Pursuant to HIPAA, HHS has adopted regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. HIPAA also requires that each provider use a National Provider Identifier. In addition, CMS has published a final rule regarding updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets and related changes to the formats used for certain electronic transactions. While use of the ICD-10 code sets is not mandatory until October 1, 2015, we will be modifying our payment systems and processes to prepare for the implementation. Use of the ICD-10 code sets will require significant administrative changes. In addition to these upfront costs of transition to ICD-l0, it is possible that our ASCs could experience disruption or delays in payment due to technical or coding errors or other implementation issues involving our systems or the systems and implementation efforts of health plans and their business partners. Further, the transition to the more detailed ICD-10 coding system could result in decreased reimbursement if the use of ICD-10 codes results in conditions being reclassified with lower levels of reimbursement than assigned under the previous system, however, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our business, financial position or results of operations.

Obligations to Buy Out Physician Partners.    Under many of our agreements with physician partners, we are obligated to purchase the interests of the physicians at an amount as specified in the limited partnership and operating agreements in the event that their continued ownership of interests in the limited partnerships and limited liability companies becomes prohibited by the statutes or regulations described above. The determination of such a prohibition generally is required to be made by our counsel in concurrence with counsel of the physician partners or, if they cannot concur, by a nationally recognized law firm with expertise in healthcare law jointly selected by us and the physician partners. The interest we are required to purchase will not exceed the minimum interest required as a result of the change in the law or regulation causing such prohibition.

CONs and State Licensing.    Certificate of Need, or CON, statutes and regulations control the development of ASCs in certain states. CON statutes and regulations generally provide that, prior to the expansion of existing centers, the construction of new centers, the acquisition of major items of equipment or the introduction of certain new services, approval must be obtained from the designated state health planning agency. In giving approval, a designated state health planning agency must determine that a need exists for expanded or additional facilities or services. Our development of ASCs focuses on states that do not require CONs. Acquisitions of existing surgery centers usually do not require CON approval.

State licensing of ASCs is generally a prerequisite to the operation of each center and to participation in federally funded programs, such as Medicare and Medicaid. Once a center becomes licensed and operational, it must continue to comply with federal, state and local licensing and certification requirements, as well as local building and safety codes. In addition, every state imposes licensing requirements on individual physicians, and many states impose licensing requirements on facilities and services operated and owned by physicians. Physician practices are also subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights and discrimination and medical waste and other environmental issues.

Corporate Practice of Medicine.    The laws of several states in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians. The physicians who perform procedures at the surgery centers are individually licensed to practice medicine. In most instances, the physicians and physician group practices are not affiliated with us other than through the physicians’ ownership in the limited partnerships and limited liability companies that own the surgery centers and through the service agreements we have with some physicians. The laws in many states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation, and interpretation and enforcement of these laws vary significantly from state to state. Therefore, we cannot provide assurances that our activities, if challenged, will be found to be in compliance with these laws.

Employees

As of December 31, 2013, we and our affiliated entities employed approximately 6,200 persons, approximately 4,100 of whom were full-time employees and 2,100 of whom were part-time employees. Of our employees, approximately 435 are corporate employees, primarily based at our headquarters in Nashville, Tennessee. In addition, we lease the services of approximately 1,000 full-time employees and 500 part-time employees from entities affiliated with our physician partners. None of these employees are represented by a union. We believe our relationships with our employees to be good.

Legal Proceedings and Insurance

On November 1, 2013, the United States District Court for the Eastern District of California in Sacramento issued an order unsealing a qui tam lawsuit filed against us, Gastroenterology Associates Endoscopy Center, LLC (“GAEC”), an entity that owns and operates an ambulatory surgery center located in Redding, California in which we own a majority ownership interest, and certain other defendants. The lawsuit was filed in August 2012 by two certified registered nurse anesthetists who provided services as independent contractors to GAEC during the period from September 2010 through December 2010. GAEC terminated its contracts with the plaintiffs in December 2010. In the lawsuit, the plaintiffs assert claims pursuant to the Federal False Claims Act and the California False Claims Act relating to the alleged failure by GAEC to comply with applicable Federal and state regulatory requirements relating to pre-procedure medical histories and physical assessments. The lawsuit also asserts a claim for retaliatory discharge. According to the order entered by the District Court, both the United States and the State of California declined to intervene in the case. The plaintiffs filed an amended complaint in January 2014. We believe the claims in the lawsuit have no merit, and intends to vigorously defend the lawsuit.

From time to time, we may be named a party to other legal claims and proceedings in the ordinary course of business. We are not aware of any claims or proceedings against us or our limited partnerships and limited liability companies that we believe will have a material financial impact on us. Currently, we maintain professional and general liability insurance that, subject to certain deductibles, provides coverage on a claims-made basis of $1.0 million per incident and $3.0 million in annual aggregate coverage per center, including the facility and employed staff. We also maintain insurance for general liability, director and officer liability, business interruption and property damage, as well as an additional umbrella liability insurance policy in the aggregate amount of $25.0 million. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events which caused the claim occurred. In addition, physicians who provide professional services in our surgery centers are generally required to maintain separate malpractice coverage with similar minimum coverage limits. We routinely assess the adequacy of our insurance coverage and believe that our insurance policies are appropriate in amount and coverage for our anticipated operations. However, we cannot assure you that the insurance coverage is sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

Overview of Sheridan’s Business

Sheridan is a leading national provider of multi-specialty outsourced physician services to hospitals, ASCs and other healthcare facilities. Sheridan delivers physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine services, to more than 300 healthcare facilities. Since 1962, Sheridan has grown both organically and through acquisitions, and today it employs more than 2,600 physicians and other healthcare professionals who apply a care-centric approach to medical care. Sheridan is a national organization with practices in 25 states with a significant presence in Florida, New Jersey, Texas and California. We believe its scale and ability to leverage administrative and support infrastructure enable Sheridan to effectively recruit and retain physicians, provide services at lower costs and generate attractive profit margins.

Sheridan’s primary specialties include:

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Anesthesiology. Sheridan is one of the two largest and most experienced providers of outsourced anesthesia services in the United States. In 2013, approximately 1,500 Sheridan anesthesia professionals serviced approximately 840,000 anesthetics cases at approximately 170 healthcare facilities.

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Children’s Services. Sheridan is the second largest provider of children’s services in the United States, including neonatology, pediatric hospitalist, pediatric intensivist and pediatric emergency medicine services, and currently provides approximately 60 children’s services programs nationally with more than 190,000 patient days annually.

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Radiology. Sheridan is a leading provider of radiology services in the United States, consisting primarily of facility-based services, augmented by tele-radiology services. In 2013, Sheridan’s radiologists serviced more than 2,000,000 studies.

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Emergency Medicine Services. Sheridan is a leading national provider of emergency medicine services to hospitals. With an annual visit volume of approximately 500,000 patients, Sheridan provides high-quality care that is also cost-effective, supporting its clients’ facilities as well as their communities.

Sheridan is dedicated to achieving the best outcomes for its patients, and has been able to successfully and profitably grow its business by delivering strong and consistent value to its two key constituents:

Clients, Including Hospitals, ASCs and Other Healthcare Facilities. Sheridan’s physicians usually lead the daily operations of their specialty departments and integrate themselves into the clinical leadership at its clients’ facilities. This integration allows Sheridan to collaborate with hospitals, ASCs and other healthcare facilities to improve their operations. We believe Sheridan’s national scale and footprint enable it to provide better coordination of care, better physician coverage, stronger recruiting services, more professional and experienced management and improved patient throughput and outcomes as compared to smaller independent physician groups or directly affiliated facility practices with which it competes. Since 2011, Sheridan has experienced, on average, a greater than 95% annual retention rate, based on revenue, across its healthcare facilities it services and has grown to service more than 300 healthcare facilities.

Physicians and Other Healthcare Professionals. Sheridan employs more than 2,600 healthcare professionals nationwide, including approximately 1,200 physicians. Sheridan provides clinical resources and handles administrative support functions for its healthcare professionals, allowing them to focus on providing quality medical care. Sheridan employs approximately 1,100 non-clinical support staff to manage these administrative functions, including client and payor contracting, billing and reimbursement, employee benefits, technology support, regulatory compliance, professional liability and other administrative activities associated with supporting a modern-day physician group practice. Sheridan’s healthcare professionals receive competitive compensation, job stability and the opportunity for upward career mobility on its physician management teams. We believe that the level of clinical autonomy, attractive compensation and infrastructure support Sheridan provides to its healthcare professionals makes Sheridan a more attractive alternative in comparison to smaller provider groups. Since 2011, Sheridan has maintained, on average, an annual voluntary physician retention rate of greater than 93% and the number of its healthcare professionals has increased from 1,800 to more than 2,600.

Sheridan has been growing both organically through same-contract revenue growth and new contract wins, as well as through acquisitions of complementary medical practice groups, including two acquisitions, one of which closed in November 2013 and the other in February 2014. For the year ended December 31, 2013 and not adjusted for the full year impact of these acquisitions, Sheridan generated $919.2 million in net revenue, 68% of which came from anesthesiology, $13.7 million of net income and $149.3 million of Adjusted EBITDA. See “—Summary Historical Consolidated Financial Information—Sheridan” for a calculation of Adjusted EBITDA.

Outsourced Clinical and Management Services

Sheridan provides a comprehensive range of physician and administrative services principally in anesthesiology, children’s services radiology and emergency medicine. Sheridan fulfills the clinical medical coverage needs of hospitals, ASCs and other healthcare facilities, primarily through exclusive contract agreements under which it is responsible for recruiting, credentialing and employing physicians and other healthcare professionals. For its hospital clients, Sheridan provides hospital-based clinical services on an outsourced 24 hours-a-day, 365 days-a-year basis.

Sheridan’s operations are organized into two reportable business segments: (1) physician services, which includes anesthesiology services, children’s services, radiology services and emergency medicine services, and (2) other services, which includes its office-based services, management services and ASCs. See Sheridan’s audited consolidated financial statements included elsewhere in this prospectus supplement for financial information for each of its reportable business segments.

Physician Services

Anesthesiology Services

Sheridan is one of the two largest and most experienced providers of outsourced anesthesia services in the United States, having continuously provided anesthesia services for over 50 years since its inception in 1962. In 2013, Sheridan’s approximately 1,500 anesthesia professionals serviced approximately 840,000 anesthetics cases at approximately 170 facilities. Sheridan’s anesthesia care teams provide anesthesiology services to hospitals, ASCs and other healthcare facilities nationwide. These teams are comprised of board-certified or board-eligible physicians and certified registered nurse anesthetists (“CRNAs”).

Anesthesiology services involve the selection and delivery of drugs in order to induce a state of unconsciousness or numbness, in preparation for medical and surgical procedures, as well as for pain management purposes. Anesthesia services are provided by anesthesiologists, as well as other healthcare professionals, who are typically CRNAs. They are responsible for selecting the correct anesthesia drug and dosage for each patient and, typically, for administering the anesthesia and monitoring the patient.

Children’s Services

We believe Sheridan is the second largest provider of children’s services in the United States and currently provides approximately 60 children’s services programs nationally with more than 190,000 patient days annually. Sheridan principally provides neonatal management services, specializing in acute inpatient care and treatment of infants. Sheridan continues to increasingly expand its provision of children’s services in pediatric hospitalist, pediatric intensivist and pediatric emergency medicine subspecialties. Sheridan’s children’s services teams, led by dedicated on-site medical directors, consist of physicians and advanced registered nurse practioners (“ARNPs”) and they collaborate with community obstetricians, pediatricians, hospital nursing staff and administration. These teams staff the neonatal intensive care units (“NICUs”) at clients’ facilities. Sheridan also provides specialists in pediatric intensivist services in pediatric emergency department settings and pediatric intensivist care units in hospitals. Sheridan also offers a universal newborn hearing screening program called Healthy Hearing.

Neonatologists are pediatricians that have additional training and certifications to care for premature or newborn infants with low birth weight or other potential medical complications. Sheridan’s neonatologists are staffed in NICUs and are responsible for daily rounds, ongoing newborn care, and coverage of all neonatal and pediatric emergencies, including C-sections and deliveries. Sheridan also employs perinatologists that are obstetricians that have additional training and certifications to care for women with high risk or complicated pregnancies and their unborn babies.

Radiology Services

Sheridan is a leading provider of radiology services, including diagnostic, interventional and tele-radiology services, to hospitals, imaging centers and physician group practices in the United States. In 2013, Sheridan’s radiologists serviced more than 2,000,000 diagnoses and interpretations (also known as “studies”). All of its radiologists are fellowship-trained or board-certified, locally licensed physicians based in the United States. Many of its radiologists provide their services at healthcare facilities where they interpret all modalities of radiology images and can consult directly with attending physicians, providing prompt, accurate interpretations. In addition, this promotes the professional development of Sheridan’s radiologists as they interact constantly with the physicians at clients’ facilities.

The practice of radiology involves the interpretation of images of the human body to aid in the diagnosis and treatment of diseases, conditions and injuries. Diagnostic radiologists correlate findings from imaging procedures with clinical information and other medical examinations to make diagnoses or recommend further examinations or treatments in consultation with the patient’s attending physician. Interventional radiology, which is also referred to as vascular and interventional radiology, is a sub-specialty of radiology that utilizes minimally-invasive image- guided procedures to diagnose and treat diseases in nearly every organ system in order to minimize risk to the patient. Tele-radiology is the process whereby digital radiologic images are sent from one point to another, which allows hospitals to have 24/7 access to full-time radiology support even when access to full-time radiologists on-site may be limited. Sheridan provides tele-radiology services from remote reading facilities staffed by radiologists from its affiliated practice groups to improve the productivity of its radiologists and expand access to 24/7 studies and increase availability of sub-specialty consultations.

Emergency Medicine Services

Sheridan is a leading provider of emergency medicine services to hospitals. These services are performed by physicians with emergency department specializations and other healthcare professionals. With an annual visit volume of approximately 500,000 patients, Sheridan continues to provide high-quality care that is also cost-effective, supporting clients’ facilities as well as their communities.

Emergency medicine services involve the immediate diagnosis and treatment of patients. The emergency department is one of the most challenging areas to manage given the immediate and often acute nature of patients’ conditions and the required treatment. Emergency departments are an essential access point for medical services and are a primary source of patient admissions. Consequentially, hospitals require efficient and effectively operated emergency departments, often turning to providers of outsourced physician services.

Other Services

Office-based Services.

Sheridan operates a small group of office-based medical practices in South Florida and Texas that primarily focus on women’s health and provide services in the areas of gynecology, obstetrics and perinatology. Sheridan maintains and operates its office-based practices in markets where the practices support and integrate with its facilities-based specialties, providing additional value to its healthcare facility clients through coordination of care.

Management Services.

Sheridan provides management services to its joint ventures, affiliated physician group practices and other office- based practices and specialties. Under its management services agreements, Sheridan typically manages all aspects of the practice other than the provision of medical services except in jurisdictions where it is permitted to also provide clinical management services. In exchange for these services, Sheridan is paid a management fee.

Ambulatory Surgery Centers

Sheridan is a majority owner in three ASCs that it manages and to which it provides anesthesiology and other surgical services. Sheridan also manages a number of unaffiliated ASCs.

Facility Contracts

Sheridan serves a diverse group of more than 300 healthcare facilities in 25 states. There is limited concentration among existing clients, with the largest client accounting for less than 10% of Sheridan’s net revenue and the top five clients accounting for approximately 30% of its net revenue in 2013. These clients provide a stable base of recurring business as more than 76% of Sheridan’s net revenue in 2013 was provided by existing clients (meaning clients who had contracts that were in effect for the full prior year). Sheridan has maintained high facility contract renewal rates. Sheridan’s ability to retain contracts reflects its ability to deliver tangible results and high quality service to its clients’ facilities and patients and the strength of the relationships of its healthcare professionals with the facilities’ medical staff.

In the outsourced physician services market, facility contracts that have service demands that exceed expected revenues for such services require subsidies to support the required provider coverage. Sheridan’s healthcare facility contracts often do not require, or are able to reduce, subsidies because its operational expertise improves the operational efficiencies of its healthcare facility clients and Sheridan believes it is often able to achieve more favorable contract terms than other providers. Outsourcing multiple services to Sheridan may also enable healthcare facilities clients to further reduce or eliminate paying subsidies and benefit from economies of scale.

Sheridan’s facilities-based services consist of outsourced physician services to hospitals, ASCs and other healthcare facilities in the fields of anesthesiology, children’s services, radiology and emergency medicine. These services are typically provided through exclusive contract agreements signed with hospitals, ASCs and other healthcare facilities under which Sheridan is responsible for recruiting and employing physicians and other healthcare professionals. For its hospital clients, Sheridan provides hospital-based clinical services on an outsourced 24 hours-a-day, 365 days-a-year basis. These agreements generally range in length from one to five years and provide for termination upon 30 to 120 days’ notice. These agreements generally grant Sheridan the right to directly bill third-party payors for services. Where necessary, healthcare facilities supplement payments from third-party payors when reimbursement is insufficient to cover the costs of Sheridan’s services and generate a reasonable profit. By entering into an agreement with Sheridan, a hospital substantially reduces its responsibilities related to the contracted specialty, eliminates the administrative burdens related to providing physician coverage and, in many cases, may reduce the need to provide financial support.

For each hospital, ASC or other healthcare facility, Sheridan appoints a supervising physician who assumes an on-site leadership role with respect to all aspects of the services provided by Sheridan. In addition to providing physician services, this physician supervises the other physicians and other healthcare professionals at the facility, participates in the recruitment, promotion and compensation of physicians and other healthcare professionals employed or managed by Sheridan, and serves as a coordinator between Sheridan and other personnel at the facility. Sheridan has established the Sheridan Leadership Academy through which it invests in the development, training, and education of its clinical leaders as a way to empower healthcare professionals and equip them with the knowledge they require in their daily responsibilities.

Sheridan’s Physicians and Other Healthcare Professionals

As a national multi-specialty group practice, Sheridan employs or manages approximately 1,200 physicians and approximately 1,400 other healthcare professionals, including CRNAs, ARNPs and physician assistants.

Since its inception, Sheridan has directly employed substantially all of its specialist physicians and other healthcare professionals. Sheridan uses a variety of contractual arrangements with respect to the healthcare professionals that it employs, manages or with which it is otherwise affiliated. The particular contractual arrangement used in each case is influenced by a number of factors, including the desires of the healthcare professionals, the type of practice in which the healthcare professionals are engaged, financial considerations, statutory limitations on the corporate practice of medicine and other regulatory concerns, and, with respect to newly-acquired practices, the terms of any pre-existing contracts.

Sheridan currently has employment agreements with virtually all of its physicians, which generally provide for short, without cause termination rights by Sheridan and such physician, other than employment agreements entered into in connection with acquisitions, and include non-competition provisions. Sheridan also employs CRNAs, ARNPs, certified nurse midwives and physician assistants who provide services in accordance with written protocols.

Sheridan brings its physicians and other healthcare professionals together in a collaborative environment in an effort to improve their own practice of medicine, to establish a bond with their peers and provide an opportunity to better understand their goals and objectives. As a result of its efforts, since 2011, Sheridan has maintained on average an annual voluntary physician retention rate of greater than 93%. This benefits its relationships with healthcare facilities as it provides continuity and ensures the quality of care provided to their patients.

Sheridan ensures that all of its physicians and healthcare professionals are properly credentialed. Sheridan is a certified physician organization qualified by the National Committee for Quality Assurance (“NCQA”). Sheridan follows NCQA credentialing requirements for providers, and it re-credentials in two-year cycles. Sheridan’s approval process includes evaluations by clinical leaders, an approval board, a quality committee and a legal review.

Employees and Independent Contractors

As of December 31, 2013, Sheridan employed approximately 3,400 employees (including approximately 400 part-time employees), of whom 925 worked in revenue cycle management, operations and administrative support functions, approximately 1,100 were physicians and approximately 1,300 were other healthcare professionals. As of its last payment cycle for the year ended December 31, 2013, Sheridan had approximately 3,400 full-time equivalent employees. In addition, Sheridan had agreements with approximately 110 independent contractors, of whom approximately 40 were healthcare providers and approximately 70 were temporary employees who primarily provide Sheridan with clinical and administrative services.

MANAGEMENT

The following list identifies the name, age and position(s) of our executive officers and directors:

Name	Age	Position
Christopher A. Holden	50	President, Chief Executive Officer and Director
Claire M. Gulmi	60	Executive Vice President, Chief Financial Officer, Secretary and Director
David L. Manning	64	Executive Vice President and Chief Development Officer
Phillip A. Clendenin	50	Executive Vice President, Operations
Kevin D. Eastridge	49	Senior Vice President, Finance and Chief Accounting Officer
Christopher R. Kelly	44	Senior Vice President and General Counsel
Shawn G. Strash	52	Senior Vice President, Corporate Services
Steven I. Geringer	68	Chairman of the Board of Directors
Thomas G. Cigarran	72	Director
James A. Deal	64	Director
Henry D. Herr	68	Director
Joey A. Jacobs	60	Director
Kevin P. Lavender	52	Director
Cynthia S. Miller	57	Director
John W. Popp, Jr., M.D.	67	Director

Christopher A. Holden has served as our President and Chief Executive Officer and a director since October 2007. He served as Senior Vice President and a Division President of Triad Hospitals, Inc. from May 1999 through July 2007. From January 1998 through May 1999, Mr. Holden served as President of the West Division of the Central Group of Columbia/HCA Healthcare Corporation, now known as HCA. Prior to January 1998, Mr. Holden served as President of the West Texas Division of the Central Group of HCA from September 1997 until January 1998 and Vice President of Administration for the Central Group of HCA from August 1994 until September 1997.

Claire M. Gulmi has served as our Executive Vice President since February 2006, Chief Financial Officer since September 1994, Secretary since December 1997 and a director since May 2004. Prior to her appointment as Executive Vice President, Ms. Gulmi served as a Senior Vice President from March 1997 to February 2006 and as a Vice President from September 1994 through March 1997.

David L. Manning has served as our Executive Vice President and Chief Development Officer since February 2006. Mr. Manning served as Senior Vice President of Development from April 1992 through February 2006. Mr. Manning is a founding shareholder of AmSurg. Mr. Manning co-founded and was a principal of Practice Development Associates, Inc., a company specializing in developing single specialty surgery centers, from March 1987 until it was acquired by AmSurg in 1992.

Phillip A. Clendenin has served as our Executive Vice President, Operations since February 2013. Prior to February 2013, Mr. Clendenin served as our Senior Vice President, Corporate Services beginning in March 2009. Prior to joining AmSurg, Mr. Clendenin held management positions with Community Health Systems, Triad Hospitals, HCA and National Medical Enterprises.

Kevin D. Eastridge has served as our Senior Vice President, Finance and Chief Accounting Officer since July 2008. Mr. Eastridge joined AmSurg in March 1997 and served as Controller from March 1997 through June 2004 and as Vice President, Finance from April 1998 through July 2008. Prior to joining AmSurg, Mr. Eastridge served as an Assurance Senior Manager at KPMG.

Christopher R. Kelly joined AmSurg in October 2009 and has served as our Senior Vice President and General Counsel since June 2014 and served as our Vice President and General Counsel from October 2009 to June 2014. Prior to joining AmSurg, Mr. Kelly served as an Assistant General Counsel of Lifepoint Hospitals from December 2007 through October 2009.

Shawn G. Strash has served as our Senior Vice President, Corporate Services since February 2013. Prior to joining AmSurg, Mr. Strash held management positions with HealthSouth, HCA, Community Health Systems, Triad Hospitals and Vanguard, including as Chief Executive Officer of Paradise Valley Hospital, a hospital located in Phoenix, Arizona from July 2011 to September 2012, and Chief Executive Officer of Oro Valley Hospital, a hospital located in Tucson, Arizona from 2007 to 2011.

Steven I. Geringer has served as our Chairman of the Board since June 2009. Since December 2012, Mr. Geringer has served with Alvarez & Marsal as a Managing Director responsible for Healthcare Private Equity Services. From June 1996 to December 2012, Mr. Geringer was a private investor following his retirement as President and Chief Executive Officer of PCS Health Systems, Inc., a pharmacy benefits manager and unit of Eli Lilly & Company. Mr. Geringer became President of PCS in May 1993, when Clinical Pharmaceuticals, Inc., of which Mr. Geringer was a founder, Chairman and Chief Executive Officer, merged with PCS Health Systems, Inc. (now a unit of CVS/Caremark). Prior to May 1993, Mr. Geringer held senior management positions in the hospital management and managed care industry. Mr. Geringer served as Chairman and a director of Qualifacts Systems, Inc., a provider of web-based management information software for behavioral health and human services providers and managers, from March 2003 until December 2013; and served as a member of the Distinguished Executives Council of Cressey & Company LP, a private investment firm focused on the healthcare industry, from October 2008 until December 2013. Mr. Geringer served as a director of Addus HomeCare Corp., a home and community-based services and skilled nursing provider, from September 2009 until December 2013, and as a director of WoundCare Specialists, Inc., a provider of outpatient wound care and hyperbaric services, from November 2010 to December 2013. Mr. Geringer served as a director of Mollen Immunization Clinics, LLC, a provider of on-site and retail immunization and health screening services, from August 2011 to June 2012, and as Chairman, a director and an operating partner of CredenceHealth, Inc., a provider of real-time clinical intelligence and cost-reduction software for hospitals, providers and health plans, from March 2009 until March 2011.

Thomas G. Cigarran was a co-founder of AmSurg and served as Chairman of the Board from 1992 until June 2009, as Chief Executive Officer from January 1993 until December 1997, and as President from January 1993 to July 1996. From December 1997 to December 1999, Mr. Cigarran served as an advisor to AmSurg. Mr. Cigarran was a co-founder of Healthways, Inc., a disease management company, and served as Chairman of the Board of Healthways from August 1988 until May 2011 and served as Chief Executive Officer of Healthways from 1988 until September 2003. Mr. Cigarran also serves as a member of the Distinguished Executives Council of Cressey & Company LP, a private investment firm focused on the healthcare industry. Since March 2010, Mr. Cigarran has served as Chairman of Nashville Predators Holdings, LLC, the owner of the Nashville Predators National Hockey League franchise.

James A. Deal has served as President and Chief Executive Officer of Hospice Compassus, a provider of hospice care, since July 2006. During 2006, Mr. Deal served as Chairman of INSPIRIS, Inspired Care for the Frail Elderly, and from November 2001 to December 2005, Mr. Deal served as Chairman and Chief Executive Officer of INSPIRIS. From September 1998 to June 2001, Mr. Deal served as President, Chief Executive Officer and a director of Center for Diagnostic Imaging, Inc., a national network of outpatient diagnostic imaging centers. Mr. Deal served as Executive Vice President of Healthways, Inc., a disease management company, from January 1991 to August 1998, and as President of Diabetes Treatment Centers of America, Inc. (now American Healthways Services, Inc.), a Healthways subsidiary, from 1985 to August 1998. Mr. Deal served as a director of MedCath Corporation, an owner and operator of cardiac care hospitals and other facilities, from August 2009 until December 2012.

Henry D. Herr served as Executive Vice President of Finance and Administration and Chief Financial Officer of Healthways, Inc. from February 1986 to October 2001 and served as a director of Healthways from 1988 until his retirement as a director in 2009. Mr. Herr served as a consultant to Healthways from 2001 through 2009. Mr. Herr served as Chief Financial Officer of AmSurg from April 1992 until September 1994 and as Secretary from April 1992 until December 1997. From December 1997 to December 1999, Mr. Herr served as an advisor to AmSurg.

Joey A. Jacobs has served as the Chairman of the Board and Chief Executive Officer of Acadia Healthcare Company, Inc., a behavioral healthcare company, since 2011. Prior to 2011, Mr. Jacobs co-founded Psychiatric Solutions, Inc., PSI and served as Chairman, President and Chief Executive Officer of PSI from April 1997 until November 2010. Prior to founding PSI, Mr. Jacobs served for 21 years in various capacities with HCA, including as President of the Tennessee Division and as President of the Central Group. Mr. Jacobs has served on the board of directors of Cumberland Pharmaceuticals, Inc., a specialty pharmaceutical company, since 2011.

Kevin P. Lavender has served as Senior Vice President and Managing Director – Large Corporate and Specialized Industries of Fifth Third Bank since December 2009 and served as Senior Vice President, Corporate Healthcare Lending of Fifth Third Bank from December 2005 through December 2009. Prior to assuming that position, Mr. Lavender served as the Commissioner of the Tennessee Department of Financial Institutions from January 2003 to December 2005. In addition to his role as Commissioner, he served as the chairman of the National Regulatory Committee for the Conference of State Bank Supervisors and was a member of the Board of Directors. Prior to being named Commissioner, Mr. Lavender was co-founder and served as Executive Vice President of Administration and Banking for MediSphere Health Partners, Inc. from May 1996 to October 2002.

Cynthia S. Miller served as Senior Vice President of Innovation and Pricing for Univita, a provider of extended care and home care services, from April 2011 until her retirement in June 2012. She served as an officer of WellPoint, Inc. from 2004 to December 2010 and as an officer of its predecessor, Anthem, Inc., from 1986 to 2004. At WellPoint, Ms. Miller served from March 2008 to December 2010 as Executive Vice President and Chief Actuary, through which she was involved in pricing, product development, valuation, healthcare management support, mergers and acquisitions, forecasting and strategic planning related to healthcare reform. She also served from October 2006 to March 2008 as Senior Vice President and Chief Actuary, Commercial and Consumer Business and from January 2006 to October 2006 as Senior Vice President and Chief of Staff to the Chief Executive Officer of WellPoint, responsible for, among other things, the design and execution of key corporate management initiatives. During her tenure, she also had responsibility for the company’s risk management functions and led its merger, acquisition and divestiture activities.

John W. Popp, Jr., M.D., a board-certified internist and gastroenterologist, has been a Medical Director for Janssen Scientific Affairs, LLC, a unit of Johnson and Johnson that provides innovative biomedicines for debilitating immune disorders, since June 2006. Prior to June 2006, Dr. Popp was a physician in private practice in Columbia, South Carolina for 27 years. From 1998 until 2013, Dr. Popp served on the Board of Trustees for the American College of Gastroenterology and is a past President of the College.

Our Board of Directors currently consists of ten members. If the Merger is consummated, at the Closing, we will enter into the Shareholders’ Agreement with H&F pursuant to which H&F will have the right to nominate two persons to serve as directors of AmSurg for so long as H&F owns shares of our common stock (including shares of preferred stock convertible into common stock) issued or issuable pursuant to the Merger Agreement representing at least 20% of the outstanding shares of our common stock and one person to serve as a director for so long as H&F owns shares of our common stock (including shares of preferred stock convertible into common stock) issued or issuable pursuant to the Merger Agreement representing at least 10% but less than 20% of our outstanding shares of common stock.

PRINCIPAL SHAREHOLDERS

The following table shows certain information with respect to those persons that we know beneficially own, as of June 26, 2014, more than 5% of our common stock. Unless otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of stock listed as owned by that person.

Name and Address	Shares Beneficially Owned	Percent of Class Prior to Offering(1)	Percent of Class After Offering(2)
FMR LLC(3)	4,615,264	14.2%	11.2%
245 Summer Street Boston, MA 02210

BlackRock, Inc.(4)	2,900,588	8.9%	7.1%
40 East 52nd Street New York, NY 10022

Wellington Management Company, LLP(5)	2,210,205	6.8%	5.4%
280 Congress Street Boston, MA 02109

Dimensional Fund Advisers LP(6)	2,019,115	6.2%	4.9%
Palisades West, Building One 6300 Bee Care Road Austin, TX 78746

The Vanguard Group, Inc.(7)	1,885,876	5.8%	4.6%
100 Vanguard Blvd. Malvern, PA 19355

Neuberger Berman Group LLC(8)	1,628,148	5.0%	4.0%
605 Third Avenue New York, NY 10158

(1)	Based on the number of shares outstanding at June 26, 2014.
(2)	Reflects issuance of 8,500,000 shares of common stock to be issued in this offering but assumes the underwriters do not exercise their option to purchase 1,275,000 additional shares of common stock.
(3)	This information is based upon a Schedule 13G/A filed on February 14, 2014 by FMR LLC, a parent holding company in accordance with Section 13d-1(b)(ii)(G) of the Exchange Act. The shares of common stock are beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser in accordance with Section 13d-1(b)(ii)(E) of the Exchange Act, as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Fidelity SelectCo, LLC, a wholly-owned subsidiary of FMR LLC and an investment advisor in accordance with Section 13d-1(b)(ii)(E) of the Exchange Act, beneficially owns 30,000 shares of our common stock. Pyramis Global Advisors, LLC, an indirect wholly-owned subsidiary of FMR LLC and an investment advisor in accordance with Section 13d-1(b)(ii)(E) of the Exchange Act, beneficially owns 540 shares of our common stock. Pyramis Global Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, beneficially owns 7,180 shares of our common stock. FIL Limited, a qualified institution under Section 13d-1(b)(1)(ii) of the Exchange Act, beneficially owns 9,900 shares of our common stock. Edward C. Johnson III, Chairman of FMR LLC, and FMR LLC, through control of Fidelity Management & Research Company, each has sole dispositive power as to 4,567,644 shares of our common stock. Fidelity Management & Research Company carries out the voting of the shares of the investment companies to which it acts as investment adviser under written guidelines established by the companies’ Boards of Trustees.

(4)	This information is based upon a Schedule 13G/A filed on January 28, 2014 by BlackRock, Inc., a parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934.
(5)	This information is based upon a Schedule 13G/A filed on February 14, 2014 by Wellington Management Company, LLP, an investment adviser in accordance with Section 13d-1(b)(ii)(E) of the Exchange Act. Wellington Management Company, LLP reported shared voting power as to 1,626,255 shares of our common stock and shared dispositive power as to 2,210,205 shares of our common stock.
(6)	This information is based upon a Schedule 13G/A filed on February 10, 2014 by Dimensional Fund Advisors, LP, an investment adviser in accordance with Section 13d-1(b)(1)(ii)(E) of the Exchange Act.
(7)	This information is based upon a Schedule 13G/A filed on February 11, 2014 by The Vanguard Group, Inc., an investment adviser in accordance with Section 13d-1(b)(1)(ii)(E) of the Exchange Act. The Vanguard Group, Inc. reported sole voting power of 47,202 shares of our common stock and sole dispositive power as to 1,840,874 shares of our common stock.
(8)	This information is based upon a Schedule 13G/A filed on February 12, 2014 by Neuberger Berman Group, LLC, a group in accordance with Section 13d-1(b)(ii)(K) of the Exchange Act. Certain mutual funds affiliated with Neuberger Berman Group, LLC beneficially own 1,628,148 shares of our common stock. Neuberger Berman LLC and Neuberger Berman Management LLC, each a wholly-owned subsidiary of Neuberger Berman Group, LLC, serve as sub-adviser and investment manager, respectively, of the Neuberger affiliated mutual funds and are deemed to be beneficial owners of these shares. Neuberger Berman LLC has shared voting power as to 1,625,048 shares of our common stock and shared dispositive power as to 1,628,148 shares of our common stock. Neuberger Berman Management LLC has shared voting power and shared dispositive power as to 1,482,748 shares of our common stock. Neuberger Berman Equity Funds has shared voting power and shared dispositive power as to 1,359,872 shares of our common stock.

The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) by our directors, our named executive officers in our 2014 proxy statement and our directors and executive officers as a group. Except as otherwise indicated, all information is as of June 26, 2014.

Name	Outstanding Shares(1)	Acquirable Within 60 Days(2)	Percent of Class Prior to Offering(3)		Percent of Class After Offering
Christopher A. Holden	279,198	—		*		*
Claire M. Gulmi	113,896	24,008		*		*
David L. Manning	108,203	51,279		*		*
Phillip A. Clendenin	46,143	—		*		*
Kevin D. Eastridge	45,250	—		*		*
Thomas G. Cigarran	153,933	—		*		*
James A. Deal	29,931	—		*		*
Steven I. Geringer	28,340	—		*		*
Henry D. Herr	108,839	—		*		*
Joey A. Jacobs	6,504	—		*		*
Kevin P. Lavender	13,853	—		*		*
Cynthia S. Miller	12,424	—		*		*
John W. Popp, Jr., M.D.	15,705	—		*		*
All directors and executive officers as a group (15 persons)	996,194	75,287	3.3%		2.6%

*	Represents less than 1% of our outstanding common stock.
(1)	The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority. Also includes shares of restricted stock issued pursuant to the Company’s 2006 Stock Incentive Plan. Individuals may vote shares of restricted stock, but may not transfer the shares until the end of the period of restriction. Certain of our directors and executive officers disclaim beneficial ownership of some of the shares included in the table, as follows:

•	Mr. Deal—100 shares of common stock held by Mr. Deal’s wife;

•	Mr. Geringer—9,698 shares of common stock held in family trusts; and

•	Dr. Popp—695 shares of common stock held by Dr. Popp’s wife.

(2)	Reflects the number of shares that could be purchased by exercise of options exercisable on June 26, 2014 or within 60 days thereafter under our stock incentive plans.
(3)	Pursuant to the rules of the SEC, shares of common stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of that owner, but are not deemed outstanding for the purpose of computing the ownership of any other individual owner. Likewise, the shares subject to options held by our directors and executive officers that are exercisable within 60 days are all deemed outstanding for the purpose of computing the percentage ownership of all directors and executive officers as a group.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding 41,071,937 shares of common stock (42,346,937 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

The 8,500,000 shares of common stock sold in this offering (9,775,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares of common stock held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. All of the shares of our common stock held by our affiliates, including our officers and directors, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of shares of our common stock reported through Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Incentive Award Plans

In May 2006, we adopted the AmSurg Corp. 2006 Stock Incentive Plan (the “2006 Plan”). We also have options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan (the “1997 Plan”). No additional shares may be granted under the 2006 Plan or the 1997 Plan. Under these plans, we have granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from our authorized but unissued common stock. Restricted stock granted to outside directors prior to 2012 vested over a two year period and restricted stock granted to outside directors during 2012 and after vests over a one year period. Restricted stock granted to employees during 2010 and thereafter vests over four years in three equal annual installments beginning on the second anniversary of the date of grant. Restricted stock granted to employees prior to 2010 vests at the end of four years from the date of grant.

No options have been issued subsequent to 2008 and all outstanding options are fully vested. Options were granted at market value on the date of the grant and vested over four years. Outstanding options have a term of ten years from the date of grant.

At our annual meeting of shareholders on May 20, 2014, our shareholders approved the adoption of the AmSurg Corp. 2014 Equity and Incentive Plan (the “2014 Plan”), which permits awards to current and prospective employees and directors in the form of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, or any combination thereof. Subject to adjustment as provided by the terms of the 2014 Plan, the maximum number of shares of common stock with respect to which awards may be granted under the 2014 Plan is 1,200,000, less one share for every share that was subject to an award granted after March 26, 2014 under the 2006 Plan. The maximum number of shares with respect to which awards may be granted under the 2014 Plan shall be increased by the number of shares with respect to which options or other awards were granted under the 2006 Plan, but which are forfeited, expire unexercised, or are settled in cash under the terms of the 2006 Plan after March 26, 2014.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, we, our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of, or any securities convertible into or exchangeable for, our common stock. If the Merger is consummated, pursuant to the Merger Agreement, each of the Unitholders will be subject to a similar Lock-up Agreement. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. See “Underwriting.”

Concurrent Mandatory Convertible Preferred Offering

Substantially concurrently with this offering, we are offering, by means of a separate prospectus supplement, 1,500,000 shares of our Mandatory Convertible Preferred, plus up to 225,000 additional shares of Mandatory Convertible Preferred that the underwriters of the Mandatory Convertible Preferred Offering have the option to purchase from us, in each case at a public offering price of $100.00 per share. Each share of Mandatory Convertible Preferred Stock will, unless previously converted, automatically convert on July 1, 2017 (subject to postponement in certain cases) into shares of our common stock, at a variable conversion rate, subject to anti-dilution and other adjustments. See “The Transactions—Concurrent Mandatory Convertible Preferred Offering.”

Shares of Our Capital Stock to be Issued in the Merger

The Merger Consideration will be composed of cash and either shares of our common stock or the Preferred Merger Securities. Pursuant to the Merger Agreement, we may elect to replace all or any portion of the Merger Consideration to be paid in our capital stock with cash. If we complete an offering of equity securities prior to the closing of the Merger, we are required to use 50% of the first $400.0 million of aggregate net proceeds, 100% of the aggregate net proceeds between $400.0 million and $500.0 million, and 50% of the aggregate net proceeds of the offering in excess of $500.0 million to increase the portion of the Merger Consideration paid in cash and reduce the portion of the Merger Consideration paid in our capital stock. We may elect to use additional net proceeds in excess of those required amounts to increase the cash portion, and reduce the stock portion, of the Merger Consideration.

Pursuant to the terms of the Merger Agreement, we will issue shares of our common stock as a portion of the Merger Consideration, unless the stock portion of the Merger Consideration would result in us issuing shares of our common stock representing more than 19.99% of our issued and outstanding shares of common stock as of Closing, in which case we would instead issue (i) shares of our Series D Preferred Stock, which shares would be designated by our board of directors pursuant to an amendment to our charter, and would be convertible, subject to certain restrictions, upon shareholder approval, or at our option or the option of the holders of Series D Preferred Stock, into shares of our common stock representing up to 19.99% of our issued and outstanding shares of common stock as of Closing, and (ii) shares of our Series E Preferred Stock, which would be designated by our board of directors pursuant to an amendment to our charter and would be convertible, subject to shareholder approval, into shares of our common stock.

If shares of our common stock are issued in the Merger, such shares will be valued in the Merger at the Applicable Share Price. If Preferred Merger Securities are issued in the Merger, such shares will initially be convertible into shares of our common stock based upon the Applicable Share Price. See “The Transactions—The Preferred Merger Securities.”

If Preferred Merger Securities are issued in the Merger, we will issue shares of Series D Preferred Stock that are convertible into 19.99% of our issued and outstanding shares of common stock as of the Closing and the remaining stock portion of the Merger Consideration will be issued in the form of Series E Preferred Stock. Assuming successful completion of this offering and the Mandatory Convertible Preferred Offering, we do not expect to issue any Preferred Merger Securities in connection with the Merger. For a more complete description of the capital stock that may be issued in the Merger, see “The Transactions.”

Registration Rights Agreement

At the Closing of the Merger, we will enter into a Registration Rights Agreement with the Unitholders, which will provide the Unitholders with certain demand and piggyback registration rights. Under the Registration Rights Agreement, we may be required, at the Unitholders’ demand, to file a shelf registration statement to register the shares of common stock issued as part of the Merger Consideration.

Demand Rights.    The Registration Rights Agreement provides for three demand rights for registrations of marketed, underwritten offerings; provided, that such demands for marketed, underwritten offerings involve the lesser of (i) securities with a minimum anticipated offering price of at least $100.0 million or (ii) all remaining Registrable Securities then held by H&F. The Registration Rights Agreement also provides for unlimited demand rights for registrations of non-marketed, underwritten offerings; provided, that such demands for non-marketed, underwritten offerings involve the lesser of (i) securities with a minimum anticipated offering price of at least $50.0 million or (ii) all remaining Registrable Securities then held by H&F.

Piggyback Rights.    The Registration Rights Agreement provides for unlimited piggyback registration rights to register the Registrable Securities when we initiate a registered offering. These piggyback rights are subject to “cut-back” provisions whereby the underwriter has the ability to limit the number of securities included in a registered offering by AmSurg. The piggyback rights terminate when H&F owns less than 5% of the outstanding common stock.

Exceptions to Registration.    Securities are no longer Registrable Securities at such time that (i) such securities have been disposed of in accordance with a registration statement, (ii) such securities have been distributed to the public pursuant to Rule 144 or Rule 145 of the Securities Act, (iii) such securities have ceased to be outstanding or (iv) the holder beneficially owns less than three percent of our common stock and can sell all of his shares pursuant to Rule 144 in one transaction. We are not required to file a registration statement within 90 days after the exercise of piggyback rights or within 180 days after exercise of a demand right. We are not obligated to effect more than three demand registrations in a 360 day period (whether marketed or not) or more than one demand registration in any 90 day period (whether marketed or not). We may delay the filing or effectiveness of any registration statement for up to 60 days in the event that our board of directors determines a valid business purpose exists for such delay or suspension; provided, we cannot delay or suspend more than three times in any 12 month period and not more than 120 days in the aggregate in any 12 month period.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as banks, thrifts, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, tax-qualified retirement plans, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons subject to the alternative minimum tax, persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below), partnerships and other pass-through entities, and investors or partners in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of our common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and partners in such partnerships, and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or applicable successor form), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us or the relevant paying agent prior to the payment of dividends and must be updated periodically. If you do not provide the relevant paying agent with the required certification but are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI (or applicable successor form), stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders are urged to consult any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first be treated as a non-taxable return of capital reducing your tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed in the next section.

Gain On Disposition of Our Common Stock

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with the conduct of a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless an income tax treaty provides otherwise, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on their effectively connected earnings and profits, subject to certain adjustments.

If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by certain United States source capital losses (even though you are not considered a resident of the United States).

With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is “regularly traded,” as defined in applicable Treasury regulations, on an established securities market. We expect our common stock to be “regularly traded” on an established securities market, but there can be no assurance that our common stock will be so traded in the future. If gain on the sale or other taxable disposition of our stock were subject to taxation as described in (c) above, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to income tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any U.S. or non-U.S. broker, except that information reporting and backup withholding requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Except as described below, U.S. information reporting and backup withholding requirements will generally not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to such backup withholding.

Enacted Legislation Affecting Taxation of Our Common Stock Held By Or Through Non-U.S. Entities

Enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries or certain Non-U.S. Holders.

The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. In addition, if the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the U.S. Treasury Department that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing this legislation may be subject to different rules.

Under applicable Treasury regulations, any obligation to withhold under the new legislation with respect to (i) dividends on our common stock generally begins on July 1, 2014, and (ii) gross proceeds on disposition of our common stock will not begin until January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules, we may treat the entire distribution as a dividend potentially subject to such withholding.

Non-U.S. Holders of our common stock should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are acting as joint book-running managers of the offering and Citigroup Global Markets Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,720,000
SunTrust Robinson Humphrey, Inc.	1,190,000
Barclays Capital Inc.	765,000
Deutsche Bank Securities Inc.	765,000
Goldman, Sachs & Co.	765,000
J.P. Morgan Securities LLC	765,000
Raymond James & Associates, Inc.	510,000
BMO Capital Markets Corp.	425,000
Piper Jaffray & Co.	340,000
Cantor Fitzgerald & Co.	255,000

Total	8,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares. The offering of the shares by the underwriters is subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $1.08 per share of common stock. The underwriters may allow, and such dealers may allow, a concession not in excess of $1.08 per share to certain other dealers.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,275,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. If the Merger is consummated pursuant to the Merger Agreement, Seller and each of the Unitholders has agreed to execute a similar lock-up agreement. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The shares are listed on the Nasdaq Global Select Market under the symbol “AMSG.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by AmSurg Corp.
	No Exercise	Full Exercise
Per share	$1.80	$1.80
Total	$15,300,000	$17,595,000

We estimate that our portion of the total expenses of this offering will be $700,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the shares on the Nasdaq Global Select Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Global

Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In particular, Citigroup Global Markets Inc. served as our financial advisor in connection with the Merger and Barclays Capital, Inc. and Goldman, Sachs & Co. served as financial advisors to Sheridan in connection with the Merger. Affiliates of Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Raymond James & Associates, Inc. and BMO Capital Markets Corp. have committed to act as arrangers, agents or lenders under the New Senior Credit Facilities. We plan to use a portion of the net proceeds to repay borrowings outstanding under our existing senior secured revolving credit facility. Affiliates of Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are agents, arrangers and lenders under our existing revolving credit facility, and affiliates of Sun Trust Robinson Humphrey, Inc., Barclays Capital Inc. and Raymond James & Associates, Inc. are bookrunners and lenders under certain indebtedness of Sheridan. As such, these affiliates will receive their proportionate shares of repayments of any amount outstanding under our existing senior secured revolving credit facility or such indebtedness of Sheridan out of net proceeds of this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus

Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of AmSurg as of December 31, 2013 and December 31, 2012, and for the three years in the period ended December 31, 2013, and the related consolidated financial statement schedule and the effectiveness of our internal control over financial reporting included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sunbeam Holdings, L.P. as of December 31, 2013 and 2012, and for the three years in the period ended December 31, 2013 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Sunbeam Holdings, L.P. for the periods ended March 31, 2014 and 2013 which is included herein, Deloitte & Touche LLP, independent auditors, have applied limited procedures in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information for a review of such information. However, as stated in their report included herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference facilities. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC.

Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AMSG,” and reports, proxy statements and other information concerning us can also be inspected at the corporate headquarters of Nasdaq at 165 Broadway, New York, New York 10006.

Our web site address is http://www.amsurg.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” the reports and documents we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents set forth below that we have previously filed with the SEC and any future filings made under Sections 13(a), 13(c), 14 or 15(d) of Exchange Act, after the date of this prospectus supplement and prior to the completion of the offering of all securities covered by this prospectus supplement:

•

our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 26, 2014 (including the information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A, filed with the SEC on April 21, 2014);

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 1, 2014, as amended by the Amendment No. 1 on Form 10-Q/A, filed with the SEC on May 2, 2014;

•	our Current Reports on Form 8-K, filed with the SEC on February 4, 2014, March 7, 2014, May 21, 2014, June 2, 2014, June 18, 2014 and June 23, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 10/A dated July 13, 2001, including all amendments and reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we furnish under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus supplement, the registration statement of which this prospectus supplement is a part, or the accompanying prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Chief Financial Officer

AmSurg Corp.

20 Burton Hills Boulevard, Suite 500

Nashville, Tennessee 37215

(615) 665-1283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AmSurg Corp.

Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AmSurg Corp. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee

February 26, 2014

AMSURG CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

(in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$50,840	$46,398
Accounts receivable, net of allowance of $27,862 and $22,379, respectively	105,072	96,752
Supplies inventory	18,414	18,406
Deferred income taxes	3,097	3,088
Prepaid and other current assets	33,602	27,537

Total current assets	211,025	192,181
Property and equipment, net	169,895	166,612
Investments in unconsolidated affiliates and long-term notes receivable	16,392	11,274
Goodwill	1,758,970	1,652,002
Intangible assets, net	21,662	22,517

Total assets	$2,177,944	$2,044,586

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$20,844	$17,407
Accounts payable	27,501	23,509
Accrued salaries and benefits	32,294	29,251
Other accrued liabilities	9,231	14,246

Total current liabilities	89,870	84,413
Long-term debt	583,298	620,705
Deferred income taxes	176,020	137,648
Other long-term liabilities	25,503	25,972
Commitments and contingencies
Noncontrolling interests—redeemable	177,697	175,382
Preferred stock, no par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Equity:
Common stock, no par value, 70,000 shares authorized, 32,353 and 31,941 shares outstanding, respectively	185,873	183,867
Retained earnings	578,324	505,621

Total AmSurg Corp. equity	764,197	689,488
Noncontrolling interests—non-redeemable	361,359	310,978

Total equity	1,125,556	1,000,466

Total liabilities and equity	$2,177,944	$2,044,586

See accompanying notes to the consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands, except earnings per share)

	2013	2012	2011
Revenues	$1,079,343	$923,182	$772,075
Operating expenses:
Salaries and benefits	333,190	290,063	238,738
Supply cost	157,771	131,055	101,364
Other operating expenses	222,677	193,025	168,347
Depreciation and amortization	33,028	29,850	25,645

Total operating expenses	746,666	643,993	534,094
Gain on deconsolidation	2,237	—	—
Equity in earnings of unconsolidated affiliates	3,151	1,564	613

Operating income	338,065	280,753	238,594
Interest expense	29,538	16,967	15,327

Earnings from continuing operations before income taxes	308,527	263,786	223,267
Income tax expense	49,754	42,364	34,973

Net earnings from continuing operations	258,773	221,422	188,294
Discontinued operations:
Earnings from operations of discontinued interests in surgery centers, net of income tax	169	2,196	3,363
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax	2,602	25	(1,543)

Net earnings from discontinued operations	2,771	2,221	1,820

Net earnings	261,544	223,643	190,114
Less net earnings attributable to noncontrolling interests:
Net earnings from continuing operations	186,120	159,187	138,269
Net earnings from discontinued operations	2,721	1,893	1,848

Total net earnings attributable to noncontrolling interests	188,841	161,080	140,117

Net earnings attributable to AmSurg Corp. common shareholders	$72,703	$62,563	$49,997

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$72,653	$62,235	$50,025
Discontinued operations, net of income tax	50	328	(28)

Net earnings attributable to AmSurg Corp. common shareholders	$72,703	$62,563	$49,997

Earnings per share-basic:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$2.32	$2.02	$1.64
Net earnings from discontinued operations attributable to AmSurg Corp. common shareholders	—	0.01	—

Net earnings attributable to AmSurg Corp. common shareholders	$2.32	$2.03	$1.64

Earnings per share-diluted:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$2.27	$1.97	$1.60
Net earnings from discontinued operations attributable to AmSurg Corp. common shareholders	—	0.01	—

Net earnings attributable to AmSurg Corp. common shareholders	$2.28	$1.98	$1.60

Weighted average number of shares and share equivalents outstanding:
Basic	31,338	30,773	30,452
Diluted	31,954	31,608	31,211

See accompanying notes to the consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands)

	2013	2012	2011
Net earnings	$261,544	$223,643	$190,114
Other comprehensive income, net of income tax:
Unrealized gain on interest rate swap, net of income tax	—	—	515

Comprehensive income, net of income tax	261,544	223,643	190,629
Less comprehensive income attributable to noncontrolling interests	188,841	161,080	140,117

Comprehensive income attributable to AmSurg Corp. common shareholders	$72,703	$62,563	$50,512

See accompanying notes to the consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands)

	AmSurg Corp. Shareholders				Non- Controlling Interests— Non- Redeemable	Total Equity (Permanent)	Non- Controlling Interests— Redeemable (Temporary Equity)	Net Earnings
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount
Balance at January 1, 2011	31,040	$171,522	$393,061	$(515)	$12,799	$576,867	$147,740
Issuance of restricted common stock	277	—	—	—	—	—	—
Cancellation of restricted common stock	(1)	(9)	—	—	—	(9)	—
Stock options exercised	374	6,872	—	—	—	6,872	—
Stock repurchased	(406)	(10,007)	—	—	—	(10,007)	—
Share-based compensation	—	6,178	—	—	—	6,178	—
Tax benefit related to exercise of stock options	—	649	—	—	—	649	—
Net earnings	—	—	49,997	—	10,181	60,178	129,936	$190,114

Distributions to noncontrolling interests, net of capital contributions	—	—	—	—	(9,502)	(9,502)	(129,979)
Purchase of noncontrolling interest	—	195	—	—	(817)	(622)	(788)
Sale of noncontrolling interest	—	(1,702)	—	—	439	(1,263)	1,771
Acquisitions and other transactions impacting noncontrolling interests	—	—	—	—	122,276	122,276	21,390
Disposals and other transactions impacting noncontrolling interests	—	(511)	—	—	(3,154)	(3,665)	566
Gain on interest rate swap, net of income tax expense of $332	—	—	—	515	—	515	—

Balance at December 31, 2011	31,284	173,187	443,058	—	132,222	748,467	170,636
Issuance of restricted common stock	281	—	—	—	—	—	—
Cancellation of restricted common stock	(2)	—	—	—	—	—	—
Stock options exercised	842	18,214	—	—	—	18,214	—
Stock repurchased	(464)	(13,101)	—	—	—	(13,101)	—
Share-based compensation	—	6,692	—	—	—	6,692	—
Tax benefit related to exercise of stock options	—	1,834	—	—	—	1,834	—
Net earnings	—	—	62,563	—	26,303	88,866	134,777	$223,643

Distributions to noncontrolling interests, net of capital contributions	—	—	—	—	(26,514)	(26,514)	(136,356)
Purchase of noncontrolling interest	—	252	—	—	(421)	(169)	(81)
Sale of noncontrolling interest	—	(2,794)	—	—	4,352	1,558	—
Acquisitions and other transactions impacting noncontrolling interests	—	—	—	—	175,036	175,036	7,038
Disposals and other transactions impacting noncontrolling interests	—	(417)	—	—	—	(417)	(632)

Balance at December 31, 2012	31,941	$183,867	$505,621	$—	$310,978	$1,000,466	$175,382

See accompanying notes to the consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands)

	AmSurg Corp. Shareholders				Non- Controlling Interests— Non- Redeemable	Total Equity (Permanent)	Non- Controlling Interests— Redeemable (Temporary Equity)	Net Earnings
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount
Balance at December 31, 2012	31,941	$183,867	$505,621	$—	$310,978	$1,000,466	$175,382
Issuance of restricted common stock	292	—	—	—	—	—	—
Cancellation of restricted common stock	(16)	—	—	—	—	—	—
Stock options exercised	1,393	33,349	—	—	—	33,349	—
Stock repurchased	(1,257)	(45,964)				(45,964)
Share-based compensation	—	8,321	—	—	—	8,321	—
Tax benefit related to exercise of stock options	—	7,247	—	—	—	7,247	—
Net earnings	—	—	72,703	—	49,789	122,492	139,052	$261,544

Distributions to noncontrolling interests, net of capital contributions	—	—	—	—	(49,533)	(49,533)	(134,298)
Purchase of noncontrolling interest	—	679	—	—	(1,926)	(1,247)	(319)
Sale of noncontrolling interest	—	(1,626)	—	—	2,327	701	852
Acquisitions and other transactions impacting noncontrolling interests	—	—	—	—	50,041	50,041	—
Disposals and other transactions impacting noncontrolling interests	—	—	—	—	(317)	(317)	(2,972)

Balance at December 31, 2013	32,353	$185,873	$578,324	$—	$361,359	$1,125,556	$177,697

See accompanying notes to the consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands)

	2013	2012	2011
Cash flows from operating activities:
Net earnings	$261,544	$223,643	$190,114
Adjustments to reconcile net earnings to net cash flows provided by operating activities:
Depreciation and amortization	33,028	29,850	25,645
Net gain on sale of long-lived assets	(1,468)	(1,065)	(1,518)
Gain on deconsolidation	(2,237)	—	—
Share-based compensation	8,321	6,692	6,178
Excess tax benefit from share-based compensation	(7,247)	(1,784)	(977)
Deferred income taxes	38,363	24,558	23,623
Equity in earnings of unconsolidated affiliates	(3,151)	(1,564)	(613)
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:
Accounts receivable, net	(1,297)	8,061	(2,122)
Supplies inventory	132	110	168
Prepaid and other current assets	(5,308)	(4,651)	838
Accounts payable	441	579	(2,205)
Accrued expenses and other liabilities	6,693	7,550	2,329
Other, net	5,010	3,673	1,963

Net cash flows provided by operating activities	332,824	295,652	243,423
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	(73,594)	(277,388)	(239,223)
Acquisition of property and equipment	(28,856)	(28,864)	(22,170)
Proceeds from sale of interests in surgery centers	3,553	7,309	7,026
Other	159	—	—

Net cash flows used in investing activities	(98,738)	(298,943)	(254,367)
Cash flows from financing activities:
Proceeds from long-term borrowings	162,204	565,566	288,869
Repayment on long-term borrowings	(202,083)	(394,164)	(129,107)
Distributions to noncontrolling interests	(184,149)	(162,941)	(138,724)
Proceeds from issuance of common stock upon exercise of stock options	33,349	18,214	6,872
Repurchase of common stock	(45,964)	(13,101)	(10,007)
Capital contributions and ownership transactions by noncontrolling interests	1,074	1,595	660
Excess tax benefit from share-based compensation	7,247	1,784	977
Financing cost incurred	(1,322)	(7,982)	(2,025)

Net cash flows (used in) provided by financing activities	(229,644)	8,971	17,515

Net increase in cash and cash equivalents	4,442	5,680	6,571
Cash and cash equivalents, beginning of year	46,398	40,718	34,147

Cash and cash equivalents, end of year	$50,840	$46,398	$40,718

See accompanying notes to the consolidated financial statements.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the “Company”), through its wholly-owned subsidiaries, owns interests, primarily 51%, in limited partnerships and limited liability companies (“LLCs”) which own and operate ambulatory surgery centers (“centers”). The Company does not have an ownership interest in a limited partnership or LLC greater than 51% which it does not consolidate. The Company has ownership interests of less than 51% in six limited partnerships and LLCs, three of which it consolidates as the Company has substantive participation rights and three of which it does not consolidate as the Company’s rights are limited to protective rights only. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and the consolidated limited partnerships and LLCs. Consolidation of such limited partnerships and LLCs is necessary as the Company’s wholly-owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of the Company’s noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and noncontrolling partners are referred to herein as (“partnerships”) and (“partners”), respectively.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company’s equity. However, in instances in which certain redemption features that are not solely within the control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the consolidated statements of income; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Certain transactions with noncontrolling interests are also classified within financing activities in the consolidated statements of cash flows.

As further described in note 14, upon the occurrence of various fundamental regulatory changes, the Company would be obligated, under the terms of certain partnership and operating agreements, to purchase the noncontrolling interests related to a substantial majority of the Company’s partnerships. While the Company believes that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2013, the occurrence of such regulatory changes is outside the control of the Company. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of the Company’s equity and are classified as noncontrolling interests – redeemable on the Company’s consolidated balance sheets.

Center profits and losses of consolidated entities are allocated to the Company’s partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of the Company’s center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of the Company’s consolidated partnerships are generally determined on a pre-tax basis, and total net earnings attributable to noncontrolling interests are presented after net earnings. However, the Company considers the impact of the net earnings attributable to noncontrolling interests on earnings before

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Summary of Significant Accounting Policies (continued)

a. Principles of Consolidation (continued)

income taxes in order to determine the amount of pre-tax earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company’s wholly owned subsidiaries and the partners on a pre-tax basis.

Investments in unconsolidated affiliates in which the Company exerts significant influence but does not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates and long-term notes receivable in the accompanying consolidated balance sheets. The Company’s share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in the accompanying consolidated statement of earnings and comprehensive income. The Company monitors its investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the companies and records reductions in carrying values when necessary.

Each of the Company’s centers have similar economic characteristics and are aggregated into a single component. The Company operates this component as one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Accounts Receivable

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of such allowances are the historical trends of the centers’ cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2013 and 2012 reflect allowances for contractual adjustments of $289,937,000 and $216,363,000, respectively, and allowance for bad debt expense of $27,862,000 and $22,379,000, respectively.

d. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

e. Prepaid and Other Current Assets

At December 31, 2013, prepaid and other current assets were comprised of short-term investments of $13,313,000, other prepaid expenses of $7,099,000, prepaid insurance expense of $5,631,000, other current receivables of $6,126,000 and other current assets of $1,433,000. At December 31, 2012, prepaid and other current assets were comprised of short-term investments of $8,804,000, other prepaid expenses of $6,462,000, prepaid insurance expense of $4,963,000, other current receivables of $5,926,000 and other current assets of $1,382,000.

f. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Summary of Significant Accounting Policies (continued)

f. Property and Equipment, net (continued)

is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment and software and software development costs is recognized over useful lives of three to ten years.

g. Goodwill

The Company evaluates goodwill for impairment at least on an annual basis and more frequently if certain indicators are encountered. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as of December 31, 2013, and determined that goodwill was not impaired.

h. Intangible Assets

Intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred financing costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

i. Other Long-Term Liabilities

At December 31, 2013, other long-term liabilities are comprised of deferred rent of $14,637,000, tax-effected unrecognized benefits of $6,888,000 (see note 1(k)), unfavorable lease liability of $3,034,000 and other long-term liabilities of $944,000. At December 31, 2012, other long-term liabilities are comprised of deferred rent of $12,134,000, tax-effected unrecognized benefits of $10,113,000 (see note 1(k)), unfavorable lease liability of $3,559,000 and other long-term liabilities of $166,000.

j. Revenue Recognition

Center revenues consist of billing for the use of the centers’ facilities directly to the patient or third-party payor and, at certain of our centers (primarily centers that perform gastrointestinal endoscopy procedures), billing for anesthesia services provided by medical professionals employed or contracted by our centers. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians’ surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid. During the years ended December 31,

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Summary of Significant Accounting Policies (continued)

j. Revenue Recognition (continued)

2013, 2012 and 2011, the Company derived approximately 25%, 27% and 29%, respectively, of its revenues from government healthcare programs, primarily Medicare, and managed Medicare programs. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

k. Operating Expenses

Substantially all of the Company’s operating expenses relate to the cost of revenues and the delivery of care at the Company’s surgery centers. Such costs primarily include the surgery centers’ clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. Bad debt expense for continuing operations was approximately $21,947,000, $20,005,000 and $18,230,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

l. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company’s policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. The Company does not expect significant changes to its tax positions or liability for tax uncertainties during the next 12 months.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2010.

m. Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the weighted average number of such common shares and dilutive share equivalents.

n. Share-Based Compensation

Transactions in which the Company receives employee and non-employee services in exchange for the Company’s equity instruments or liabilities that are based on the fair value of the Company’s equity securities or may be settled by the issuance of these securities are accounted using a fair value method. The Company applies the Black-Scholes method of valuation in determining share-based compensation expense.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Summary of Significant Accounting Policies (continued)

n. Share-Based Compensation (continued)

Benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow, thus reducing the Company’s net operating cash flows and increasing its financing cash flows by $7,247,000, $1,784,000 and $977,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company examines its concentrations of holdings, its historical patterns of award exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernible employee populations. From this analysis, the Company has identified three employee populations, consisting of senior executives, officers and all other recipients. The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. The Company will adjust the estimated forfeiture rate to its actual experience. The Company intends to retain its earnings to finance growth and development of the business and does not expect to disclose or pay any cash dividends in the foreseeable future.

o. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p. Reclassifications

Certain prior year amounts in the accompanying consolidated financial statements and these notes have been reclassified to reflect the impact of additional discontinued operations as further discussed in note 3.

2. Acquisitions and Investments in Unconsolidated Affiliates

As a significant part of its growth strategy, the Company primarily acquires controlling interests in centers. The Company accounts for its business combinations under the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded and expensed separately from the business combination. Acquisitions in which the Company is able to exert significant influence but does not have control are accounted for using the equity method. Equity method investments are initially recorded at cost, unless such investments are a result of the Company entering into a transaction whereby the Company loses control of a previously controlled entity but retains a noncontrolling interest. Such transactions, which result in the deconsolidation of a previously consolidated entity, are measured at fair value.

During 2013 and 2012, the Company, through a wholly-owned subsidiary, acquired a controlling interest in five centers and 17 centers, respectively. One of the centers acquired during 2012 was immediately merged into an existing center.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Acquisitions and Investments in Unconsolidated Affiliates (continued)

The aggregate amount paid for the centers acquired and for settlement of purchase price payable obligations during December 31, 2013 and 2012 was approximately $73,594,000 and $277,388,000, respectively, and was paid in cash and funded by a combination of operating cash flow and borrowings under the Company’s revolving credit facility. The total fair value of an acquisition includes an amount allocated to goodwill, which results from the centers’ favorable reputations in their markets, their market positions and their ability to deliver quality care with high patient satisfaction consistent with the Company’s business model.

In conjunction with the Company’s acquisition of 17 centers from National Surgical Care, Inc. (“NSC”) on September 1, 2011, the Company agreed to pay as additional consideration an amount up to $7,500,000 based on a multiple of the excess earnings over the targeted earnings of the acquired centers, if any, from the period of January 1, 2012 to December 31, 2012. At December 31, 2012, the Company had a contingent purchase price obligation of $2,744,000, which was paid during 2013 as final settlement of the additional consideration due in accordance with the purchase agreement.

The acquisition date fair value of the total consideration transferred and acquisition date fair value of each major class of consideration for the acquisitions completed during 2013 and 2012, including post acquisition date adjustments recorded to finalize purchase price allocations, are as follows (in thousands):

	2013	2012
Accounts receivable	$4,011	$11,572
Supplies inventory, prepaid and other current assets	2,014	4,750
Property and equipment	6,894	23,546
Goodwill	116,243	429,504
Other intangible assets	—	800
Accounts payable	(2,214)	(3,199)
Other accrued liabilities	(532)	(2,387)
Long-term debt	(3,028)	(6,954)
Other long-term liabilities	(254)	—

Total fair value	123,134	457,632
Less: Fair value attributable to noncontrolling interests	49,792	182,073

Acquisition date fair value of total consideration transferred	$73,342	$275,559

Fair value attributable to noncontrolling interests is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. The fair value of noncontrolling interests for acquisitions where the purchase price allocation is not finalized may be subject to adjustment as the Company completes its initial accounting for acquired intangible assets. During 2013 and 2012, approximately $70,147,000 and $260,547,000, respectively, of goodwill recorded was deductible for tax purposes. Associated with the transactions discussed above, the Company incurred and expensed in other operating expenses in the accompanying consolidated statements of earnings approximately $300,000 and $700,000 in acquisition related costs during 2013 and 2012 , respectively.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Acquisitions and Investments in Unconsolidated Affiliates (continued)

Revenues and net earnings included in the years ended December 31, 2013 and 2012 associated with these acquisitions are as follows (in thousands):

	2013	2012
Revenues	$15,616	$11,247
Net earnings	4,596	3,441
Less: Net earnings attributable to noncontrolling interests	2,603	1,977

Net earnings attributable to AmSurg Corp. common shareholders	$1,993	$1,464

The unaudited consolidated pro forma results for the years ended December 31, 2013 and 2012, assuming all 2013 acquisitions had been consummated on January 1, 2012 and all 2012 acquisitions had been consummated on January 1, 2011, are as follows (in thousands, except per share data):

	2013	2012
Revenues	$1,108,686	$1,116,214
Net earnings	269,903	261,251
Amounts attributable to AmSurg Corp. common shareholders:
Net earnings from continuing operations	75,411	76,893
Net earnings	75,461	77,221
Net earnings from continuing operations per common share:
Basic	$2.41	$2.50
Diluted	$2.36	$2.43
Net earnings:
Basic	$2.41	$2.51
Diluted	$2.36	$2.44
Weighted average number of shares and share equivalents:
Basic	31,338	30,773
Diluted	31,954	31,608

During 2013, the Company entered into a transaction whereby it contributed cash plus a controlling interest in one center in exchange for a noncontrolling interest in an entity that, after the completion of the transaction, controls the contributed center and one additional center. Management of the Company believes this structure provides both economies of scale and potential future growth opportunities in the market. As a result of the transaction, the Company recorded in the accompanying consolidated balance sheets the fair value of the noncontrolling interest in the entity which now controls the contributed centers of approximately $5,201,000 as a component of investments in unconsolidated affiliates and long term notes receivable. The Company also recognized a gain on deconsolidation in the accompanying consolidated statements of earnings and comprehensive income of approximately $2,237,000. Such gain was determined based on the difference between the fair value of the Company’s noncontrolling interest in the new entity and the carrying value of both the tangible and intangible assets of the contributed center immediately prior to the transaction. The fair value of the Company’s noncontrolling interest was based on various estimates of the expected future earnings under likely scenarios which were weighted by the probability of each outcome using a range of expected probability of 5% to 30%. Subsequent to the completion of this transaction, the center contributed by the Company was merged into the acquired center.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Dispositions

The Company initiated the dispositions of certain of its centers primarily due to management’s assessment of the limited growth opportunities at these centers and as a result of certain market driven strategies. Results of operations of the centers discontinued for the years ended December 31, 2013, 2012 and 2011, are as follows (in thousands):

	2013	2012	2011
Cash proceeds from disposal	$3,553	$7,309	$7,026
Net earnings from discontinued operations	2,771	2,221	1,820
Net gain (loss) from discontinued operations attributable to AmSurg Corp.	50	328	(28)

The results of operations of discontinued centers have been classified as discontinued operations in all periods presented. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2013, 2012 and 2011 are as follows (in thousands):

	2013	2012	2011
Revenues	$3,224	$10,975	$18,814
Earnings before income taxes	227	2,724	4,318
Net earnings	169	2,196	3,363

4. Property and Equipment

Property and equipment at December 31, 2013 and 2012 were as follows (in thousands):

	2013	2012
Building and improvements	$161,805	$151,270
Movable equipment and software	228,212	208,541
Construction in progress	2,321	2,313

	392,338	362,124
Less accumulated depreciation	(222,443)	(195,512)

Property and equipment, net	$169,895	$166,612

The Company capitalized interest in the amount of $24,000, $43,000 and $85,000 for the years ended December 31, 2013, 2012 and 2011, respectively. At December 31, 2013, the Company and its partnerships had unfunded construction and equipment purchases of approximately $953,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2013, 2012 and 2011 was $32,974,000, $30,072,000 and $26,068,000, respectively.

5. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Balance, beginning of period	$1,652,002	$1,229,298
Goodwill acquired, including post acquisition adjustments	112,951	429,504
Goodwill disposed, including impact of deconsolidation transaction	(5,983)	(6,800)

Balance, end of period	$1,758,970	$1,652,002

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Goodwill and Intangible Assets (continued)

Amortizable intangible assets at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013			2012
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$15,814	$(4,953)	$10,861	$14,523	$(3,029)	$11,494
Agreements, contracts and other intangible assets	3,448	(2,472)	976	3,448	(2,250)	1,198

Total amortizable intangible assets	$19,262	$(7,425)	$11,837	$17,971	$(5,279)	$12,692

Amortization of intangible assets for the years ended December 31, 2013, 2012 and 2011 was $2,178,000, $1,415,000 and $1,472,000, respectively. During 2012, deferred financing costs increased approximately $6,200,000 related to the issuance of the senior unsecured notes. Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2013, with a weighted average amortization period of 5.7 years, is $2,243,000, $2,242,000, $2,242,000, $1,988,000, $1,424,000 and $1,698,000.

At December 31, 2013 and 2012, other non-amortizable intangible assets related to restrictive covenant arrangements were $9,825,000, respectively.

6. Long-term Debt

Long-term debt at December 31, 2013 and 2012 was comprised of the following (in thousands):

	2013	2012
Revolving credit agreement (average rate of 2.1%)	$252,500	$279,780
Senior Unsecured Notes due 2020 (5.625%)	250,000	250,000
Senior Secured Notes due 2020 (8.04%)	69,643	75,000
Other debt at an average rate of 3.6%, due through 2025	21,149	21,350
Capitalized lease arrangements at an average rate of 5.3%, due through 2026	10,850	11,982

	604,142	638,112
Less current portion	20,844	17,407

Long-term debt	$583,298	$620,705

Principal payments required on the Company’s long-term debt and capital leases in the five years and thereafter subsequent to December 31, 2013 are $20,844,000, $17,751,000, $14,903,000, $13,422,000, $265,037,000, and $272,185,000.

a. Credit Facility

On June 29, 2012, the Company amended its revolving credit agreement to increase the borrowing capacity and adjust the interest rate spreads. On November 7, 2012, the Company further amended its revolving credit agreement to allow for the Company’s issuance of the 5.625% senior unsecured notes (discussed below), which resulted in certain adjustments to the existing covenants. On June 14, 2013, the Company amended its revolving credit agreement to adjust the interest rate spreads and extend the maturity date by one year. The revolving credit agreement, as amended, permits the Company to borrow up to $475,000,000 at an interest rate equal to, at the Company’s option, the base rate plus 0.25% to 1.00% or LIBOR plus 1.25% to 2.00%, or a combination thereof;

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Long-term Debt (continued)

a. Credit Facility (continued)

provides for a fee of 0.25% to 0.40% of unused commitments; and contains certain covenants relating to the ratio of debt to operating performance measurements, interest coverage ratios and minimum net worth. Borrowings under the revolving credit agreement mature in June 2018 and are secured by a pledge of the stock of the Company’s wholly-owned subsidiaries and the Company’s partnership and membership interests in the limited partnerships and limited liability companies. The Company was in compliance with the covenants contained in the revolving credit agreement at December 31, 2013.

b. Senior Unsecured Notes

On November 20, 2012, the Company completed a private offering of $250,000,000 aggregate principal amount of 5.625% senior unsecured notes due 2020 (the “Senior Unsecured Notes”). The net proceeds from the issuance of the Senior Unsecured Notes were used to reduce the outstanding indebtedness under the Company’s existing revolving credit agreement. In connection with the issuance of the Senior Unsecured Notes, the Company entered into a registration rights agreement, dated November 20, 2012 (the “Registration Rights Agreement”). On May 2, 2013, under the terms of the Registration Rights Agreement, the Company commenced an offer to exchange the outstanding Senior Unsecured Notes for an equal amount of such notes that are registered under the Securities Act of 1933, as amended. The exchange offer was completed on May 31, 2013 and all holders of the Senior Unsecured Notes participated in the exchange. The Senior Unsecured Notes are general unsecured obligations of the Company and are guaranteed by its existing and subsequently acquired or organized wholly owned domestic subsidiaries. The Senior Unsecured Notes are pari passu in right of payment with all the existing and future senior debt of the Company and senior to all existing and future subordinated debt of the Company. Interest on the Senior Unsecured Notes accrues at the rate of 5.625% per annum and is payable semi-annually in arrears on May 30 and November 30, through the maturity date of November 30, 2020.

Prior to November 30, 2015, the Company may redeem up to 35% of the aggregate principal amount of the Senior Unsecured Notes at a redemption price of 105.625% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, using proceeds of one or more equity offerings. On or after November 30, 2015, the Company may redeem the Senior Unsecured Notes in whole or in part. The redemption price for such a redemption (expressed as percentages of principal amount) is set forth below, plus accrued and unpaid interest and liquidated damages, if any, if redeemed during the twelve-month period beginning on November 30 of the years indicated below:

Period	Redemption Price
2015	104.219%
2016	102.813%
2017	101.406%
2018 and thereafter	100.000%

The Senior Unsecured Notes contain certain covenants which, among other things, limit, but may not restrict the Company’s ability to enter into or guarantee additional borrowings, sell preferred stock, pay dividends and repurchase stock. The Company was in compliance with the covenants contained in the indenture relating to the Senior Unsecured Notes at December 31, 2013.

c. Senior Secured Notes

The Company issued $75,000,000 principal amount of senior secured notes (the “Senior Secured Notes”) on May 28, 2010 pursuant to a note purchase agreement. The Senior Secured Notes mature on May 28, 2020. The Senior Secured Notes, which were originally issued with a stated interest rate of 6.04%, were amended on

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Long-term Debt (continued)

c. Senior Secured Notes (continued)

November 7, 2012 to allow for the Company’s issuance of the Senior Unsecured Notes, which resulted in an increase in the annual interest rate of 2.00% to 8.04%, and included certain other adjustments to the existing covenants. The Senior Secured Notes are pari passu with the indebtedness under the Company’s revolving credit agreement and the Senior Unsecured Notes and principal payments began in August 2013. The note purchase agreement governing the Senior Secured Notes contains covenants similar to the covenants in the revolving credit agreement and includes a make whole provision in the event of any prepayment of principle. The Company was in compliance with the covenants contained in the note purchase agreement relating to the Senior Secured Notes at December 31, 2013.

d. Other Debt

Certain partnerships included in the Company’s consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $74,150,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

7. Derivative Instruments

The Company entered into an interest rate swap agreement in April 2006, the objective of which was to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company’s outstanding balance under its revolving credit agreement. The interest rate swap matured in April 2011. Prior to April 2011, the interest rate swap had a notional amount of $50,000,000. The Company paid to the counterparty a fixed rate of 5.365% of the notional amount of the interest rate swap and received a floating rate from the counterparty based on LIBOR. In the opinion of management and as permitted by Accounting Standards Codification Topic 815, Derivatives and Hedging (“ASC 815”), the interest rate swap (as a cash flow hedge) was a fully effective hedge. Payments or receipts of cash under the interest rate swap were shown as a part of operating cash flows, consistent with the interest expense incurred pursuant to the revolving credit agreement. An increase in the fair value of the interest rate swap, net of tax, of $515,000 was included in other comprehensive income in the year ended December 31, 2011.

8. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following fair value hierarchy:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3:	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Fair Value Measurements (continued)

In determining the fair value of assets and liabilities that are measured on a recurring basis at December 31, 2013 and 2012, with the exception of the contingent purchase price payable, the Company utilized Level 2 inputs to perform such measurements methods which were commensurate with the market approach. The Company utilized Level 3 inputs, which utilizes unobservable data, to measure the fair value of the contingent purchase price payable (in thousands):

	2013	2012
Assets:
Supplemental executive retirement savings plan investments—Level 2	$13,313	$8,804

Liabilities:
Contingent purchase price payable—Level 3 (see note 2)	$—	$2,744

The fair value of the supplemental executive and director retirement savings plan investments, which are included in prepaid and other current assets, was determined using the calculated net asset values obtained from the plan administrator and observable inputs of similar public mutual fund investments. The fair value of the contingent purchase price payable related to the centers acquired from NSC as of December 31, 2012, was determined utilizing the actual earnings of those centers during the earnout period, January 1, 2012 to December 31, 2012, in accordance with the purchase agreement. During the year ended December 31, 2013, the Company paid $2,744,000 as final settlement of the contingent purchase price payable using its revolving credit facility. There were no transfers to or from Levels 1 and 2 during the year ended December 31, 2013.

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed rate long-term debt, with a carrying value of $348,958,000, was approximately $364,349,000 at December 31, 2013. The fair value of variable-rate long-term debt approximates its carrying value of $255,184,000 at December 31, 2013. The fair value of fixed rate long-term debt, with a carrying value of $354,105,000, was approximately $379,036,000 at December 31, 2012. The fair value of variable-rate long-term debt approximates its carrying value of $284,007,000 at December 31, 2012. With the exception of the Company’s Senior Unsecured Notes, the fair value of fixed rate debt (Level 2) is determined based on an estimation of discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders. The fair value of the Company’s Senior Unsecured Notes (Level 1) is determined based on quoted prices in an active market.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Leases

The Company has entered into various building and equipment capital and operating leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2033. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2013 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2014	$2,040	$47,704
2015	1,673	46,557
2016	1,404	45,772
2017	1,184	45,174
2018	1,000	43,718
Thereafter	7,003	354,087

Total minimum rentals	14,304	$583,012

Less amounts representing interest at rates ranging from 2.9% to 11.8%	3,454

Capital lease obligations	$10,850

At December 31, 2013, buildings and equipment with a cost of approximately $13,950,000 and accumulated depreciation of approximately $3,635,000 were held under capital leases. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for continuing and discontinued operations for operating leases for the years ended December 31, 2013, 2012 and 2011 was approximately $52,641,000, $47,278,000 and $42,413,000, respectively.

10. Shareholders’ Equity

a. Common Stock

On April 24, 2012, the Board of Directors authorized a stock purchase program for up to $40,000,000 of the Company’s shares of common stock. The Company completed this repurchase program in August 2013. On August 9, 2013, the Board of Directors authorized a stock purchase program for up to $40,000,000 of the Company’s shares of common stock to be purchased through February 9, 2015. As of December 31, 2013, there was approximately $27,100,000 available under the stock repurchase program.

During the year ended 2013, the Company purchased 1,154,378 shares of the Company’s common stock for approximately $42,652,000, at an average price of $36.93 per share, in order to mitigate the dilutive effect of shares issued upon the exercise of stock options pursuant to the Company’s stock incentive plans. During the year ended 2012, the Company purchased 415,084 shares of the Company’s common stock for approximately $11,838,000, at an average price of $28.50 per share. In addition, during 2013 and 2012, the Company repurchased 102,252 shares and 48,139 shares, respectively, of common stock for approximately $3,312,000 and $1,263,000, respectively, to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements.

b. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional awards may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Shareholders’ Equity (continued)

b. Stock Incentive Plans (continued)

shares of common stock to employees and outside directors from its authorized but unissued common stock. At December 31, 2013, 2,760,250 shares were authorized for grant under the 2006 Stock Incentive Plan and 895,822 shares were available for future equity grants, including 733,704 shares available for issuance as restricted stock. Restricted stock granted to outside directors prior to 2012 vested over a two year period and restricted stock granted to outside directors in 2012 and 2013 vest over a one year period. Shares held by outside directors are subject to certain holding restrictions. Restricted stock granted to employees during 2010 and thereafter vests over four years in three equal installments beginning on the second anniversary of the date of grant. Restricted stock granted to employees prior to 2010 vests at the end of four years from the date of grant. Shares held by the Company’s senior management are subject to certain holding restrictions. The fair value of restricted stock is determined based on the closing bid price of the Company’s common stock on the grant date.

No options have been issued subsequent to 2008 and all outstanding options are fully vested. Options were granted at market value on the date of the grant and vested over four years. Outstanding options have a term of ten years from the date of grant.

Other information pertaining to share-based activity for the years ended December 31, 2013, 2012 and 2011 was as follows (in thousands):

	2013	2012	2011
Share-based compensation expense	$8,321	$6,692	$6,178
Fair value of shares vested	11,742	6,425	7,356
Cash received from option exercises	33,349	18,214	6,872
Tax benefit from option exercises	7,247	1,784	977

As of December 31, 2013, the Company had total unrecognized compensation cost of approximately $7,426,000 related to non-vested awards, which the Company expects to recognize through 2017 and over a weighted-average period of 1.0 year.

Average outstanding share-based awards to purchase approximately 20,000 and 923,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the years ended December 31, 2012 and 2011, respectively, were not included in the calculation of diluted securities under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact. During the year ended December 31, 2013, there were no options that were anti-dilutive.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Shareholders’ Equity (continued)

b. Stock Incentive Plans (continued)

A summary of the status of and changes for non-vested restricted shares for the three years ended December 31, 2013, is as follows:

	Number of Shares	Weighted Average Grant Price
Non-vested shares at January 1, 2011	664,909	$22.16
Shares granted	276,869	21.78
Shares vested	(208,949)	23.11
Shares forfeited	(417)	24.75

Non-vested shares at December 31, 2011	732,412	$21.91
Shares granted	281,429	26.78
Shares vested	(183,019)	25.98
Shares forfeited	(2,136)	26.26

Non-vested shares at December 31, 2012	828,686	$22.50
Shares granted	291,863	31.66
Shares vested	(360,337)	21.55
Shares forfeited	(16,343)	23.11

Non-vested shares at December 31, 2013	743,869	$26.54

A summary of stock option activity for the three years ended December 31, 2013 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2011	2,901,989	$22.49	4.5
Options exercised with total intrinsic value of $2,482,000	(374,350)	18.36
Options terminated	(17,585)	25.42

Outstanding at December 31, 2011	2,510,054	$23.09	3.4
Options exercised with total intrinsic value of $6,287,000	(841,599)	21.64
Options terminated	(5,625)	21.85

Outstanding at December 31, 2012	1,662,830	$23.82	2.9
Options exercised with total intrinsic value of $33,349,000	(1,392,366)	23.95

Outstanding at December 31, 2013 with aggregate intrinsic value of $6,156,000	270,464	$23.16	2.5

Vested or expected to vest at December 31, 2013 with total intrinsic value of $6,156,000	270,464	$23.16	2.5

Exercisable at December 31, 2013 with total intrinsic value of $6,156,000	270,464	$23.16	2.5

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2013 exercised their options at the Company’s closing stock price on December 31, 2013.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Shareholders’ Equity (continued)

c. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2013:
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$72,653	31,338	$2.32
Effect of dilutive securities options and non-vested shares	—	616

Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$72,653	31,954	$2.27

Net earnings attributable to AmSurg Corp. per common share (basic)	$72,703	31,338	$2.32
Effect of dilutive securities options and non-vested shares	—	616

Net earnings attributable to AmSurg Corp. per common share (diluted)	$72,703	31,954	$2.28

For the year ended December 31, 2012:
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$62,235	30,773	$2.02
Effect of dilutive securities options and non-vested shares	—	835

Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$62,235	31,608	$1.97

Net earnings attributable to AmSurg Corp. per common share (basic)	$62,563	30,773	$2.03
Effect of dilutive securities options and non-vested shares	—	835

Net earnings attributable to AmSurg Corp. per common share (diluted)	$62,563	31,608	$1.98

For the year ended December 31, 2011:
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$50,025	30,452	$1.64
Effect of dilutive securities options and non-vested shares	—	759

Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$50,025	31,211	$1.60

Net earnings attributable to AmSurg Corp. per common share (basic)	$49,997	30,452	$1.64
Effect of dilutive securities options and non-vested shares	—	759

Net earnings attributable to AmSurg Corp. per common share (diluted)	$49,997	31,211	$1.60

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Income Taxes

Total income taxes expense (benefit) for the years ended December 31, 2013, 2012 and 2011 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2013	2012	2011
Income from continuing operations	$49,754	$42,364	$34,973
Discontinued operations	(1,091)	1,574	3,032
Shareholders’ equity	(7,381)	(1,581)	(649)
Other comprehensive income	—	—	332

Total	$41,282	$42,357	$37,688

Income tax expense from continuing operations for the years ended December 31, 2013, 2012 and 2011 was comprised of the following (in thousands):

	2013	2012	2011
Current:
Federal	$8,437	$15,326	$11,671
State	3,724	4,974	3,541
Deferred:
Federal	31,909	18,488	17,502
State	5,684	3,576	2,259

Income tax expense	$49,754	$42,364	$34,973

Income tax expense from continuing operations for the years ended December 31, 2013, 2012 and 2011 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2013	2012	2011
Statutory federal income tax	$107,984	$92,325	$78,143
Less federal income tax assumed directly by noncontrolling interests	(65,142)	(55,715)	(48,394)
State income taxes, net of federal income tax benefit	5,539	5,309	3,642
Increase in valuation allowances	924	419	1,622
Interest related to unrecognized tax benefits	(155)	(109)	(83)
Other	604	135	43

Income tax expense	$49,754	$42,364	$34,973

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Decreases in interest obligations of $189,000, $132,000 and $109,000 were recognized in the consolidated statement of earnings for the years ended December 31, 2013, 2012 and 2011, respectively, resulting in a total recognition of interest obligations of approximately $943,000 and $1,132,000 in the consolidated balance sheet at December 31, 2013 and 2012, respectively. No amounts for penalties have been recorded.

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Income Taxes (continued)

The Company primarily has unrecognized tax benefits that represent an amortization deduction which is temporary in nature. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	2013	2012	2011
Balance at beginning of year	$9,235	$7,252	$7,144
Additions for tax positions of current year	46	119	342
Increases (decreases) for tax positions taken during a prior period	—	1,985	(190)
Lapse of statute of limitations	(2,951)	(121)	(44)

Balance at end of year	$6,330	$9,235	$7,252

The Company believes that the total amount of increases in unrecognized tax benefits within the next 12 months will not be significant. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is approximately $150,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 were as follows (in thousands):

	2013	2012
Deferred tax assets:
Allowance for uncollectible accounts	$897	$884
Accrued assets and other	5,292	5,212
Valuation allowances	(2,021)	(2,084)

Total current deferred tax assets	4,168	4,012
Share-based compensation	7,635	9,500
Interest on unrecognized tax benefits	230	363
Accrued liabilities and other	3,629	3,077
Operating and capital loss carryforwards	9,185	9,169
Valuation allowances	(7,665)	(7,265)

Total non-current deferred tax assets	13,014	14,844

Total deferred tax assets	17,182	18,856
Deferred tax liabilities:
Prepaid expenses	1,071	925
Property and equipment, principally due to differences in depreciation	4,137	3,997
Goodwill, principally due to differences in amortization	184,897	148,494

Total deferred tax liabilities	190,105	153,416

Net deferred tax liabilities	$172,923	$134,560

The net deferred tax liabilities at December 31, 2013 and 2012 were recorded as follows (in thousands):

	2013	2012
Current deferred income tax assets	$3,097	$3,088
Non-current deferred income tax liabilities	176,020	137,648

Net deferred tax liabilities	$172,923	$134,560

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Income Taxes (continued)

The Company has provided valuation allowances on its gross deferred tax assets to the extent that management does not believe that it is more likely than not that such asset will be realized. Capital loss carryforwards will begin to expire in 2014, and state net operating losses will begin to expire in 2015.

12. Related Party Transactions

Certain surgery centers lease space from entities affiliated with their physician partners at negotiated rates that management believes were equal to fair market value at the inception of the leases based on relevant market data. Certain surgery centers reimburse their physician partners for salaries and benefits and billing fees related to time spent by employees of their practices on activities of the centers at current market rates. In addition, certain centers compensate at market rates their physician partners for physician advisory services provided to the surgery centers, including medical director and performance improvement services.

Related party payments for the years ended December 31, 2013, 2012 and 2011 were as follows (in thousands):

	2013	2012	2011
Operating leases	$29,240	$29,079	$29,137
Salaries and benefits	72,892	65,908	64,830
Billing fees	11,591	11,126	11,240
Medical advisory services	2,993	2,671	2,575

The Company also reimburses their physician partners for operating expenses paid by the physician partners to third party providers on the behalf of the surgery center. The Company believes that the foregoing transactions are reasonably expected to benefit the Company and that the amount of reimbursed expenses included in other operating expenses in the accompanying consolidated statements of earnings for each of the years ended December 31, 2013, 2012 and 2011 were not significant.

It is the Company’s policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the Nominating and Corporate Governance Committee of the Company’s Board of Directors.

13. Employee Benefit Programs

The Company maintains the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company’s contributions for the years ended December 31, 2013, 2012 and 2011 were approximately $1,095,000, $1,031,000 and $594,000, respectively, and vest immediately or incrementally over five years, depending on the tenures of the respective employees for which the contributions were made.

The Company maintains the Supplemental Executive and Director Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions of up to 50% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over five years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheets in

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Employee Benefit Programs (continued)

prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2013, 2012 and 2011 were approximately $2,338,000, $1,693,000 and $915,000, respectively. On December 30, 2011, this plan was amended to allow non-employee directors to voluntarily contribute up to 100% of annual director cash compensation to the plan.

14. Commitments and Contingencies

The Company and its subsidiaries are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies its officers and directors for actions taken on behalf of the Company and its subsidiaries. Management is not aware of any claims against it or its subsidiaries which would have a material financial impact on the Company.

Certain of the Company’s wholly owned subsidiaries, as general partners in the limited partnerships, are responsible for all debts incurred but unpaid by the limited partnership. As manager of the operations of the limited partnerships, the Company has the ability to limit potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians’ current form of ownership in the partnerships, the Company would be obligated to purchase the physicians’ interests in a majority of the Company’s partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2013.

On December 27, 2012, the Company entered into a lease agreement with an initial term of 15 years plus renewal options, pursuant to which the Company has agreed to lease an approximately 110,000 square foot building to be constructed in Nashville, Tennessee. The Company intends that the building will serve as its corporate headquarters beginning in 2015. Prior to taking possession, the Company may terminate the agreement if the landlord fails to satisfy certain construction milestones. The Company’s annual rental obligation at the inception of the lease, which will occur upon completion of construction currently estimated to occur in late 2014, is approximately $2,300,000 and increases by 1.9% annually thereafter during the initial term. In addition to base rent, the Company will pay additional rent consisting of, among other things, operating expenses, real estate taxes and insurance costs. The landlord will provide the Company with an allowance of approximately $4,400,000 for certain interior tenant improvements.

15. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31 2013, 2012 and 2011 is as follows (in thousands):

	2013	2012	2011
Cash paid during the period for:
Interest	$28,378	$14,786	$13,815
Income taxes, net of refunds	7,756	19,615	10,232

Non-cash investing and financing activities:
Increase in accounts payable associated with acquisition of property and equipment	884	248	659
Capital lease obligations	738	1,096	466

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries

The Senior Unsecured Notes, issued in 2012, are senior unsecured obligations of the Company and are guaranteed by the Company and certain of its existing and subsequently acquired or organized wholly owned domestic subsidiaries. The Senior Unsecured Notes are guaranteed on a full and unconditional and joint and several basis, with limited exceptions considered customary for such guarantees, including the release of the guarantee when a subsidiary’s assets are sold. The following condensed consolidating financial statements present the Company (as parent issuer), the subsidiary guarantors, the subsidiary non-guarantors and consolidating adjustments. These condensed consolidating financial statements have been prepared and presented in accordance with SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” The operating and investing activities of the separate legal entities are fully interdependent and integrated. Accordingly, the results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis.

Condensed Consolidating Balance Sheet—December 31, 2013 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets
Current assets:
Cash and cash equivalents	$6,710	$—	$44,130	$—	$50,840
Accounts receivable, net	—	—	105,072	—	105,072
Supplies inventory	33	—	18,381	—	18,414
Deferred income taxes	3,097	—	—	—	3,097
Prepaid and other current assets	23,993	—	13,971	(4,362)	33,602

Total current assets	33,833	—	181,554	(4,362)	211,025
Property and equipment, net	9,829	—	160,066	—	169,895
Investments in unconsolidated affiliates and long-term notes receivable	1,484,974	1,453,596	—	(2,922,178)	16,392
Goodwill and other intangible assets, net	20,684	—	978	1,758,970	1,780,632

Total assets	$1,549,320	$1,453,596	$342,598	$(1,167,570)	$2,177,944

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$10,714	$—	$10,130	$—	$20,844
Accounts payable	1,972	—	29,487	(3,958)	27,501
Other accrued liabilities	27,419	—	14,510	(404)	41,525

Total current liabilities	40,105	—	54,127	(4,362)	89,870
Long-term debt	561,429	—	53,246	(31,377)	583,298
Deferred income taxes	176,020	—	—	—	176,020
Other long-term liabilities	7,569	—	17,934	—	25,503
Noncontrolling interests—redeemable	—	—	63,704	113,993	177,697
Equity:
Total AmSurg Corp. equity	764,197	1,453,596	114,671	(1,568,267)	764,197
Noncontrolling interests—non-redeemable	—	—	38,916	322,443	361,359

Total equity	764,197	1,453,596	153,587	(1,245,824)	1,125,556

Total liabilities and equity	$1,549,320	$1,453,596	$342,598	$(1,167,570)	$2,177,944

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Balance Sheet—December 31, 2012 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets
Current assets:
Cash and cash equivalents	$7,259	$—	$39,139	$—	$46,398
Accounts receivable, net	—	—	96,752	—	96,752
Supplies inventory	—	—	18,406	—	18,406
Deferred income taxes	3,088	—	—	—	3,088
Prepaid and other current assets	19,342	—	13,160	(4,965)	27,537

Total current assets	29,689	—	167,457	(4,965)	192,181
Property and equipment, net	9,199	—	157,413	—	166,612
Investments in unconsolidated affiliates and long-term notes receivable	1,413,061	1,381,596	—	(2,783,383)	11,274
Goodwill and other intangible assets, net	21,311	—	1,206	1,652,002	1,674,519

Total assets	$1,473,260	$1,381,596	$326,076	$(1,136,346)	$2,044,586

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$5,357	$—	$12,050	$—	$17,407
Accounts payable	1,379	—	26,035	(3,905)	23,509
Other accrued liabilities	29,380	—	15,177	(1,060)	43,497

Total current liabilities	36,116	—	53,262	(4,965)	84,413
Long-term debt	599,423	—	52,747	(31,465)	620,705
Deferred income taxes	137,648	—	—	—	137,648
Other long-term liabilities	10,585	—	15,387	—	25,972
Noncontrolling interests—redeemable	—	—	61,939	113,443	175,382
Equity:
Total AmSurg Corp. equity	689,488	1,381,596	108,412	(1,490,008)	689,488
Noncontrolling interests—non-redeemable	—	—	34,329	276,649	310,978

Total equity	689,488	1,381,596	142,741	(1,213,359)	1,000,466

Total liabilities and equity	$1,473,260	$1,381,596	$326,076	$(1,136,346)	$2,044,586

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Earnings and Comprehensive Income—Year Ended December 31, 2013 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$24,167	$—	$1,072,694	$(17,518)	$1,079,343
Operating expenses:
Salaries and benefits	61,038	—	272,619	(467)	333,190
Supply cost	—	—	157,771	—	157,771
Other operating expenses	22,660	—	217,068	(17,051)	222,677
Depreciation and amortization	3,186	—	29,842	—	33,028

Total operating expenses	86,884	—	677,300	(17,518)	746,666
Gain on deconsolidation	2,237	2,237	—	(2,237)	2,237
Equity in earnings of unconsolidated affiliates	204,962	204,962	—	(406,773)	3,151

Operating income	144,482	207,199	395,394	(409,010)	338,065
Interest expense	27,282	—	2,256	—	29,538

Earnings from continuing operations before income taxes	117,200	207,199	393,138	(409,010)	308,527
Income tax expense	48,239	—	1,515	—	49,754

Net earnings from continuing operations	68,961	207,199	391,623	(409,010)	258,773
Net earnings (loss) from discontinued operations	3,742	—	(971)	—	2,771

Net earnings	72,703	207,199	390,652	(409,010)	261,544
Less net earnings attributable to noncontrolling interests:
Net earnings from continuing operations	—	—	186,120	—	186,120
Net earnings from discontinued operations	—	—	2,721	—	2,721

Total net earnings attributable to noncontrolling interests	—	—	188,841	—	188,841

Net earnings attributable to AmSurg Corp. common shareholders	$72,703	$207,199	$201,811	$(409,010)	$72,703

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$68,961	$207,199	$205,503	$(409,010)	$72,653
Discontinued operations, net of income tax	3,742	—	(3,692)	—	50

Net earnings attributable to AmSurg Corp. common shareholders	$72,703	$207,199	$201,811	$(409,010)	$72,703

Net earnings and comprehensive income, net of income tax	$72,703	$207,199	$390,652	$(409,010)	$261,544
Less comprehensive income attributable to noncontrolling interests	—	—	188,841	—	188,841

Comprehensive income attributable to AmSurg Corp. common shareholders	$72,703	$207,199	$201,811	$(409,010)	$72,703

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Earnings and Comprehensive Income—Year Ended December 31, 2012 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$19,907	$—	$918,176	$(14,901)	$923,182
Operating expenses:
Salaries and benefits	54,895	—	235,618	(450)	290,063
Supply cost	—	—	131,055	—	131,055
Other operating expenses	20,499	—	186,977	(14,451)	193,025
Depreciation and amortization	2,860	—	26,990	—	29,850

Total operating expenses	78,254	—	580,640	(14,901)	643,993
Equity in earnings of unconsolidated affiliates	178,137	178,137	—	(354,710)	1,564

Operating income	119,790	178,137	337,536	(354,710)	280,753
Interest expense	14,803	—	2,164	—	16,967

Earnings from continuing operations before income taxes	104,987	178,137	335,372	(354,710)	263,786
Income tax expense	40,810	—	1,554	—	42,364

Net earnings from continuing operations	64,177	178,137	333,818	(354,710)	221,422
Net (loss) earnings from discontinued operations	(1,614)	—	3,835	—	2,221

Net earnings	62,563	178,137	337,653	(354,710)	223,643
Less net earnings attributable to noncontrolling interests:
Net earnings from continuing operations	—	—	159,187	—	159,187
Net earnings from discontinued operations	—	—	1,893	—	1,893

Total net earnings attributable to noncontrolling interests	—	—	161,080	—	161,080

Net earnings attributable to AmSurg Corp. common shareholders	$62,563	$178,137	$176,573	$(354,710)	$62,563

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$64,177	$178,137	$174,631	$(354,710)	$62,235
Discontinued operations, net of income tax	(1,614)	—	1,942	—	328

Net earnings attributable to AmSurg Corp. common shareholders	$62,563	$178,137	$176,573	$(354,710)	$62,563

Net earnings and comprehensive income, net of income tax	$62,563	$178,137	$337,653	$(354,710)	$223,643
Less comprehensive income attributable to noncontrolling interests	—	—	161,080	—	161,080

Comprehensive income attributable to AmSurg Corp. common shareholders	$62,563	$178,137	$176,573	$(354,710)	$62,563

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Earnings and Comprehensive Income—Year Ended December 31, 2011 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$11,253	$—	$768,823	$(8,001)	$772,075
Operating expenses:
Salaries and benefits	42,739	—	196,358	(359)	238,738
Supply cost	—	—	101,364	—	101,364
Other operating expenses	19,468	—	156,521	(7,642)	168,347
Depreciation and amortization	2,487	—	23,158	—	25,645

Total operating expenses	64,694	—	477,401	(8,001)	534,094
Equity in earnings of unconsolidated affiliates	152,409	152,409	—	(304,205)	613

Operating income	98,968	152,409	291,422	(304,205)	238,594
Interest expense	13,195	—	2,132	—	15,327

Earnings from continuing operations before income taxes	85,773	152,409	289,290	(304,205)	223,267
Income tax expense	33,806	—	1,167	—	34,973

Net earnings from continuing operations	51,967	152,409	288,123	(304,205)	188,294
Net (loss) earnings from discontinued operations	(1,970)	—	3,790	—	1,820

Net earnings	49,997	152,409	291,913	(304,205)	190,114
Less net earnings attributable to noncontrolling interests:
Net earnings from continuing operations	—	—	138,269	—	138,269
Net earnings from discontinued operations	—	—	1,848	—	1,848

Total net earnings attributable to noncontrolling interests	—	—	140,117	—	140,117

Net earnings attributable to AmSurg Corp. common shareholders	$49,997	$152,409	$151,796	$(304,205)	$49,997

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$51,967	$152,409	$149,854	$(304,205)	$50,025
Discontinued operations, net of income tax	(1,970)	—	1,942	—	(28)

Net earnings attributable to AmSurg Corp. common shareholders	$49,997	$152,409	$151,796	$(304,205)	$49,997

Net earnings	$49,997	$152,409	$291,913	$(304,205)	$190,114
Other comprehensive income, net of income tax:
Unrealized gain on interest rate swap, net of income tax	515	—	—	—	515

Comprehensive income, net of income tax	50,512	152,409	291,913	(304,205)	190,629
Less comprehensive income attributable to noncontrolling interests	—	—	140,117	—	140,117

Comprehensive income attributable to AmSurg Corp. common shareholders	$50,512	$152,409	$151,796	$(304,205)	$50,512

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Cash Flows—Year Ended December 31, 2013 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:
Net cash flows provided by operating activities	$45,127	$208,773	$426,572	$(347,648)	$332,824
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	—	(74,288)	—	694	(73,594)
Acquisition of property and equipment	(3,693)	—	(25,163)	—	(28,856)
Proceeds from sale of interests in surgery centers	—	3,553	—	—	3,553
Other	—	159	—	—	159

Net cash flows used in investing activities	(3,693)	(70,576)	(25,163)	694	(98,738)
Cash flows from financing activities:
Proceeds from long-term borrowings	152,700	—	9,504	—	162,204
Repayment on long-term borrowings	(188,081)	—	(14,002)	—	(202,083)
Distributions to owners, including noncontrolling interests	—	(138,875)	(392,922)	347,648	(184,149)
Changes in intercompany balances with affiliates, net	88	—	(88)	—	—
Other financing activities, net	(6,690)	678	1,090	(694)	(5,616)

Net cash flows used in financing activities	(41,983)	(138,197)	(396,418)	346,954	(229,644)

Net increase (decrease) in cash and cash equivalents	(549)	—	4,991	—	4,442
Cash and cash equivalents, beginning of year	7,259	—	39,139	—	46,398

Cash and cash equivalents, end of year	$6,710	$—	$44,130	$—	$50,840

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Cash Flows—Year Ended December 31, 2012 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:
Net cash flows provided by (used in) operating activities	$(83,605)	$182,851	$379,257	$(182,851)	$295,652
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	(90,029)	(280,189)	—	92,830	(277,388)
Acquisition of property and equipment	(3,681)	—	(25,183)	—	(28,864)
Proceeds from sale of interests in surgery centers	—	7,309	—	—	7,309

Net cash flows used in investing activities	(93,710)	(272,880)	(25,183)	92,830	(298,943)
Cash flows from financing activities:
Proceeds from long-term borrowings	560,000	—	5,566	—	565,566
Repayment on long-term borrowings	(381,220)	—	(12,944)	—	(394,164)
Distributions to owners, including noncontrolling interests	—	—	(345,792)	182,851	(162,941)
Capital contributions	—	90,029	—	(90,029)	—
Changes in intercompany balances with affiliates, net	(2,666)	—	2,666	—	—
Other financing activities, net	(70)	—	3,381	(2,801)	510

Net cash flows provided by (used in) financing activities	176,044	90,029	(347,123)	90,021	8,971

Net increase (decrease) in cash and cash equivalents	(1,271)	—	6,951	—	5,680
Cash and cash equivalents, beginning of year	8,530	—	32,188	—	40,718

Cash and cash equivalents, end of year	$7,259	$—	$39,139	$—	$46,398

AMSURG CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Cash Flows—Year Ended December 31, 2011 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:
Net cash flows provided by (used in) operating activities	$(67,911)	$151,558	$311,334	$(151,558)	$243,423
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	(84,597)	(243,429)	—	88,803	(239,223)
Acquisition of property and equipment	(2,858)	—	(19,312)	—	(22,170)
Proceeds from sale of interests in surgery centers	—	7,274	(248)	—	7,026

Net cash flows used in investing activities	(87,455)	(236,155)	(19,560)	88,803	(254,367)
Cash flows from financing activities:
Proceeds from long-term borrowings	281,100	—	7,769	—	288,869
Repayment on long-term borrowings	(118,100)	—	(11,007)	—	(129,107)
Distributions to owners, including noncontrolling interests	—	—	(290,282)	151,558	(138,724)
Capital contributions	—	84,597	—	(84,597)	—
Changes in intercompany balances with affiliates, net	(178)	—	178	—	—
Other financing activities, net	(3,609)	—	4,292	(4,206)	(3,523)

Net cash flows provided by (used in) financing activities	159,213	84,597	(289,050)	62,755	17,515

Net increase in cash and cash equivalents	3,847	—	2,724	—	6,571
Cash and cash equivalents, beginning of year	4,683	—	29,464	—	34,147

Cash and cash equivalents, end of year	$8,530	$—	$32,188	$—	$40,718

17. Subsequent Events

The Company assessed events occurring subsequent to December 31, 2013 for potential recognition and disclosure in the consolidated financial statements. In January 2014, the Company, through a wholly owned subsidiary, acquired a majority interest in a surgery center for a purchase price of approximately $5,100,000. Other than as previously described, no events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

AMSURG CORP.

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(in thousands)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$47,116	$50,840
Accounts receivable, net of allowance of $29,120 and $27,862, respectively	106,209	105,072
Supplies inventory	18,433	18,414
Deferred income taxes	1,026	3,097
Prepaid and other current assets	37,151	33,602

Total current assets	209,935	211,025
Property and equipment, net	169,006	169,895
Investments in unconsolidated affiliates and other	19,484	16,392
Goodwill	1,764,623	1,758,970
Intangible assets, net	21,093	21,662

Total assets	$2,184,141	$2,177,944

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$20,285	$20,844
Accounts payable	25,359	27,501
Accrued salaries and benefits	26,218	32,294
Other accrued liabilities	12,387	9,231

Total current liabilities	84,249	89,870
Long-term debt	564,937	583,298
Deferred income taxes	185,882	176,020
Other long-term liabilities	25,753	25,503
Commitments and contingencies
Noncontrolling interests—redeemable	177,683	177,697
Preferred stock, no par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Equity:
Common stock, no par value, 70,000 shares authorized, 32,505 and 32,353 shares outstanding, respectively	186,894	185,873
Retained earnings	595,519	578,324

Total AmSurg Corp. equity	782,413	764,197
Noncontrolling interests—non-redeemable	363,224	361,359

Total equity	1,145,637	1,125,556

Total liabilities and equity	$2,184,141	$2,177,944

See accompanying notes to the unaudited consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands, except earnings per share)

	Three Months Ended March 31,
	2014	2013
Revenues	$263,107	$258,189
Operating expenses:
Salaries and benefits	83,194	80,958
Supply cost	38,720	37,213
Other operating expenses	55,269	52,727
Depreciation and amortization	8,374	8,008

Total operating expenses	185,557	178,906
Gain on deconsolidation	2,045	2,237
Equity in earnings of unconsolidated affiliates	764	402

Operating income	80,359	81,922
Interest expense	6,963	7,542

Earnings from continuing operations before income taxes	73,396	74,380
Income tax expense	13,057	12,269

Net earnings from continuing operations	60,339	62,111
Discontinued operations:
Earnings from operations of discontinued interests in surgery centers, net of income tax	137	162
Loss on disposal of discontinued interests in surgery centers, net of income tax	(362)	—

Net (loss) earnings from discontinued operations	(225)	162

Net earnings and comprehensive income	60,114	62,273
Less net earnings and comprehensive income attributable to noncontrolling interests:
Net earnings from continuing operations	42,835	44,361
Net earnings from discontinued operations	84	101

Total net earnings and comprehensive income attributable to noncontrolling interests	42,919	44,462

Net earnings and comprehensive income attributable to AmSurg Corp. common shareholders	$17,195	$17,811

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$17,504	$17,750
Discontinued operations, net of income tax	(309)	61

Net earnings and comprehensive income attributable to AmSurg Corp. common shareholders	$17,195	$17,811

Earnings per share-basic:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$0.55	$0.57
Net loss from discontinued operations attributable to AmSurg Corp. common shareholders	(0.01)	—

Net earnings attributable to AmSurg Corp. common shareholders	$0.54	$0.57

Earnings per share-diluted:
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$0.55	$0.56
Net loss from discontinued operations attributable to AmSurg Corp. common shareholders	(0.01)	—

Net earnings attributable to AmSurg Corp. common shareholders	$0.54	$0.56

Weighted average number of shares and share equivalents outstanding:
Basic	31,716	31,217
Diluted	32,120	31,881

See accompanying notes to the unaudited consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands)

	AmSurg Corp. Shareholders			Noncontrolling Interests- Non- Redeemable	Total Equity (Permanent)	Noncontrolling Interests— Redeemable (Temporary Equity)	Net Earnings

	Common Stock		Retained Earnings
	Shares	Amount
Balance at December 31, 2013	32,353	$185,873	$578,324	$361,359	$1,125,556	$177,697
Issuance of restricted common stock	200	—	—	—	—	—
Stock options exercised	20	488	—	—	488	—
Stock repurchased	(68)	(2,857)	—	—	(2,857)	—
Share-based compensation	—	2,458	—	—	2,458	—
Tax benefit related to exercise of stock options	—	1,727	—	—	1,727	—
Net earnings	—	—	17,195	12,219	29,414	30,700	$60,114

Distributions to noncontrolling interests, net of capital contributions	—	—	—	(12,753)	(12,753)	(30,441)
Purchase of noncontrolling interest	—	286	—	(286)	—	—
Sale of noncontrolling interest	—	(1,081)	—	1,665	584	—
Acquisitions and other transactions impacting noncontrolling interests	—	—	—	3,976	3,976	—
Disposals and other transactions impacting noncontrolling interests	—	—	—	(2,956)	(2,956)	(273)

Balance at March 31, 2014	32,505	$186,894	$595,519	$363,224	$1,145,637	$177,683

Balance at January 1, 2013	31,941	$183,867	$505,621	$310,978	$1,000,466	$175,382
Issuance of restricted common stock	263	—	—	—	—	—
Cancellation of restricted common stock	(14)	—	—	—	—	—
Stock options exercised	237	5,691	—	—	5,691	—
Stock repurchased	(528)	(16,758)	—	—	(16,758)	—
Share-based compensation	—	2,050	—	—	2,050	—
Tax benefit related to exercise of stock options	—	1,630	—	—	1,630	—
Net earnings	—	—	17,811	12,232	30,043	32,230	$62,273

Distributions to noncontrolling interests, net of capital contributions	—	—	—	(11,891)	(11,891)	(31,823)
Purchase of noncontrolling interest	—	(304)	—	(133)	(437)	(316)
Sale of noncontrolling interest	—	(644)	—	1,419	775	236
Acquisitions and other transactions impacting noncontrolling interests	—	—	—	266	266	—
Disposals and other transactions impacting noncontrolling interests	—	—	—	(317)	(317)	—

Balance at March 31, 2013	31,899	$175,532	$523,432	$312,554	$1,011,518	$175,709

See accompanying notes to the unaudited consolidated financial statements.

AMSURG CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(in thousands)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net earnings	$60,114	$62,273
Adjustments to reconcile net earnings to net cash flows provided by operating activities:
Depreciation and amortization	8,374	8,008
Net loss on sale of long-lived assets	604	—
Gain on deconsolidation	(2,045)	(2,237)
Share-based compensation	2,458	2,050
Excess tax benefit from share-based compensation	(1,727)	(288)
Deferred income taxes	11,933	12,929
Equity in earnings of unconsolidated affiliates	(764)	(402)
Increases (decreases) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:
Accounts receivable, net	(1,651)	(1,705)
Supplies inventory	(245)	(201)
Prepaid and other current assets	(3,638)	17
Accounts payable	(3,578)	(3,040)
Accrued expenses and other liabilities	(606)	(4,101)
Other, net	590	562

Net cash flows provided by operating activities	69,819	73,865
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	(5,038)	(252)
Acquisition of property and equipment	(7,038)	(6,110)
Proceeds from sale of interests in surgery centers	1,111	—
Other	(418)	—

Net cash flows used in investing activities	(11,383)	(6,362)
Cash flows from financing activities:
Proceeds from long-term borrowings	31,945	30,870
Repayment on long-term borrowings	(50,853)	(48,211)
Distributions to noncontrolling interests	(43,194)	(43,914)
Proceeds from issuance of common stock upon exercise of stock options	488	5,691
Repurchase of common stock	(2,857)	(16,758)
Capital contributions and ownership transactions by noncontrolling interests	584	559
Excess tax benefit from share-based compensation	1,727	288
Financing cost incurred	—	(13)

Net cash flows used in financing activities	(62,160)	(71,488)

Net decrease in cash and cash equivalents	(3,724)	(3,985)
Cash and cash equivalents, beginning of period	50,840	46,398

Cash and cash equivalents, end of period	$47,116	$42,413

See accompanying notes to the unaudited consolidated financial statements.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

AmSurg Corp. (the “Company”), through its wholly-owned subsidiaries, owns interests, primarily 51%, in limited partnerships (“LPs”) and limited liability companies (“LLCs”) which own and operate ambulatory surgery centers (“centers”). The Company does not have an ownership interest in a LP or LLC greater than 51% which it does not consolidate. The Company has ownership interests of less than 51% in seven LPs and LLCs, three of which it consolidates as the Company has substantive participation rights and four of which it does not consolidate as the Company’s rights are limited to protective rights only. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and the consolidated LPs and LLCs. Consolidation of such LPs and LLCs is necessary as the Company’s wholly-owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the LPs and LLCs, and have control of the entities. The responsibilities of the Company’s noncontrolling partners (LPs and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All LPs and LLCs and noncontrolling partners are referred to herein as “partnerships” and “partners”, respectively.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company’s equity. However, with instances in which certain redemption features that are not solely within the control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings and comprehensive income; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Certain transactions with noncontrolling interests are also classified within financing activities in the statements of cash flows.

As further described in note 11, upon the occurrence of various fundamental regulatory changes, the Company would be obligated, under the terms of certain partnership and operating agreements, to purchase the noncontrolling interests related to a substantial majority of the Company’s partnerships. While the Company believes that the likelihood of a change in current law that would trigger such purchases was remote as of March 31, 2014, the occurrence of such regulatory changes is outside the control of the Company. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of the Company’s equity and are classified as noncontrolling interests – redeemable on the Company’s consolidated balance sheets.

Center profits and losses of consolidated entities are allocated to the Company’s partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of the Company’s center partnerships typically are organized as general partnerships, LPs or LLCs that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of the Company’s consolidated partnerships are generally determined on a pre-tax basis, and total net earnings attributable to noncontrolling interests are presented after net earnings. However, the Company considers the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company’s wholly owned subsidiaries and the partners on a pre-tax basis.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(1) Basis of Presentation (continued)

Investments in unconsolidated affiliates in which the Company exerts significant influence but does not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates and other in the accompanying consolidated balance sheets. The Company’s share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in the accompanying consolidated statement of earnings and comprehensive income. The Company monitors its investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the companies and records reductions in carrying values when necessary.

Each of the Company’s centers have similar economic characteristics and are aggregated into a single component. The Company operates this component as one reportable business segment, the ownership and operation of ambulatory surgery centers.

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. In the opinion of management, the unaudited interim consolidated financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2013 Annual Report on Form 10-K. Certain prior year amounts in the accompanying consolidated financial statements and these notes have been reclassified to reflect the impact of additional discontinued operations as further discussed in note 5.

(2) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of such allowances are the historical trends of the centers’ cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at March 31, 2014 and December 31, 2013 reflect allowances for contractual adjustments of $280,582,000 and $289,937,000, respectively, and allowances for bad debt expense of $29,120,000 and $27,862,000, respectively. For the three months ended March 31, 2014 and 2013, bad debt expense from continuing operations was approximately $5,208,000 and $5,900,000, respectively, and is included in other operating expenses in the accompanying consolidated statements of earnings and comprehensive income.

(3) Revenue Recognition

Center revenues consist of billing for the use of the centers’ facilities directly to the patient or third-party payor and, at certain of the Company’s centers (primarily centers that perform gastrointestinal endoscopy

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(3) Revenue Recognition (continued)

procedures), billing for anesthesia services provided by medical professionals employed or contracted by the Company’s centers. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians’ surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid. During each of the three months ended March 31, 2014 and 2013, the Company derived approximately 25% of its revenues from governmental healthcare programs, primarily Medicare and managed Medicare programs. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

(4) Acquisitions and Investments in Unconsolidated Affiliates

As a significant part of its growth strategy, the Company primarily acquires controlling interests in centers. The Company accounts for its business combinations under the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded and expensed separately from the business combination. Acquisitions in which the Company is able to exert significant influence but does not have control are accounted for using the equity method. Equity method investments are initially recorded at cost, unless such investments are a result of the Company entering into a transaction whereby the Company loses control of a previously controlled entity but retains a noncontrolling interest. Such transactions, which result in the deconsolidation of a previously consolidated entity, are measured at fair value.

During the three months ended March 31, 2014 the Company, through a wholly owned subsidiary, acquired a controlling interest in one center. The aggregate amount paid for the center acquired during the three months ended March 31, 2014 was approximately $5,038,000, net of cash acquired, and was paid in cash and funded by a combination of operating cash flow and borrowings under the Company’s revolving credit facility. The total fair value of an acquisition includes an amount allocated to goodwill, which results from the centers’ favorable reputations in their markets, their market positions and their ability to deliver quality care with high patient satisfaction consistent with the Company’s business model.

In conjunction with the Company’s acquisition of 17 centers from National Surgical Care, Inc. (“NSC”) on September 1, 2011, the Company agreed to pay as additional consideration an amount up to $7,500,000 based on a multiple of the excess earnings over the targeted earnings of the acquired centers, if any, from the period of January 1, 2012 to December 31, 2012. During the three months ended March 31, 2013, the Company paid NSC $2,744,000 as final settlement of the additional consideration due in accordance with the purchase agreement.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(4) Acquisitions and Investments in Unconsolidated Affiliates (continued)

The acquisition date fair value of the total consideration transferred and acquisition date fair value of each major class of consideration for the acquisition completed in the three months ended March 31, 2014 and 2013, including post acquisition date adjustments recorded to finalize purchase price allocations, are as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Accounts receivable	$417	$—
Supplies, inventory, prepaid and other current assets	81	—
Property and equipment	429	—
Goodwill	8,260	—
Accounts payable	(125)	—
Other accrued liabilities	(39)	—

Total fair value	9,023	—
Less: Fair value attributable to noncontrolling interests	3,985	—

Acquisition date fair value of total consideration transferred	$5,038	$—

Fair value attributable to noncontrolling interests is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. The fair value of noncontrolling interests for acquisitions where the purchase price allocation is not finalized may be subject to adjustment as the Company completes its initial accounting for acquired intangible assets. For the three months ended March 31, 2014 approximately $4,670,000 of goodwill recorded was deductible for tax purposes. The acquisition related costs incurred by the Company were not significant for the three months ended March 31, 2014 and 2013, respectively.

Revenues and net earnings included in the three months ended March 31, 2014 and 2013 associated with this acquisition are as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Revenues	$1,031	$—
Net earnings	245	—
Less: Net earnings attributable to noncontrolling interests	151	—

Net earnings attributable to AmSurg Corp. common shareholders	$94	$—

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(4) Acquisitions and Investments in Unconsolidated Affiliates (continued)

The unaudited consolidated pro forma results for the three months ended March 31, 2014 and 2013, assuming all 2014 acquisitions had been consummated on January 1, 2013 and all 2013 acquisitions had been consummated on January 1, 2012, are as follows (in thousands, except per share data):

	Three Months Ended March 31,
	2014	2013
Revenues	$263,107	$270,371
Net earnings	60,114	65,385
Amounts attributable to AmSurg Corp. common shareholders:
Net earnings from continuing operations	17,504	18,830
Net earnings	17,195	18,891
Net earnings from continuing operations per common share:
Basic	$0.55	$0.60
Diluted	$0.54	$0.59
Net earnings:
Basic	$0.54	$0.61
Diluted	$0.54	$0.59
Weighted average number of shares and share equivalents:
Basic	31,716	31,217
Diluted	32,120	31,881

During the three months ended March 31, 2014, the Company entered into a transaction whereby it contributed a controlling interest in one center in exchange for $600,000 and a noncontrolling interest in an entity jointly owned by a hospital that, after the completion of the transaction, controls the contributed center. During the three months ended March 31, 2013, the Company entered into a transaction whereby it contributed cash of $252,000 plus a controlling interest in one center in exchange for a noncontrolling interest in an entity jointly owned by a hospital that, after the completion of the transaction, controlled the contributed center and one additional center. Management of the Company believes these structures provide both economies of scale and potential future growth opportunities in the markets in which the centers are located. As a result of these transactions, the Company recorded in the accompanying consolidated balance sheets as a component of investments in unconsolidated affiliates and other, the fair value of the noncontrolling interest in the entities which control the contributed centers of approximately $1,238,000 and $5,200,000 as of the three months ended March 31, 2014 and 2013, respectively. Accordingly, during the three months ended March 31, 2014 and 2013, the Company recognized a gain on deconsolidation in the accompanying consolidated statements of earnings and comprehensive income of approximately $2,045,000 and $2,237,000, respectively. In each of these transactions, the gain on deconsolidation was determined based on the difference between the fair value of the Company’s noncontrolling interest in the new entity and the carrying value of both the tangible and intangible assets of the contributed centers immediately prior to each transaction.

(5) Dispositions

During the three months ended March 31, 2014 and the year ended December 31, 2013, the Company initiated the disposition of certain of its centers due to management’s assessment of the Company’s strategy in the market and due to the limited growth opportunities at these centers. Results of operations (net of income tax) of the centers discontinued for the three months ended March 31, 2014 and 2013 are as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Cash proceeds from disposal	$1,147	$—
Net (loss) earnings from discontinued operations	(225)	162
Net (loss) earnings from discontinued operations attributable to AmSurg Corp.	(309)	61

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(5) Dispositions (continued)

The results of operations of discontinued centers have been classified as discontinued operations in all periods presented. Results of operations of the combined discontinued centers for the three months ended March 31, 2014 and 2013 are as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Revenues	$1,048	$1,872
Earnings before income taxes	172	209
Net earnings	137	162

(6) Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the three months ended March 31, 2014 are as follows (in thousands):

Balance as of December 31, 2013	$1,758,970
Goodwill acquired, including post acquisition adjustments	8,328
Goodwill disposed, including impact of deconsolidation transaction	(2,675)

Balance as of March 31, 2014	$1,764,623

Amortizable intangible assets at March 31, 2014 and December 31, 2013 consisted of the following (in thousands):

	March 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$15,814	$(5,452)	$10,362	$15,814	$(4,953)	$10,861
Agreements, contracts and other intangible assets	3,448	(2,542)	906	3,448	(2,472)	976

Total amortizable intangible assets	$19,262	$(7,994)	$11,268	$19,262	$(7,425)	$11,837

Amortization of intangible assets for the three months ended March 31, 2014 and 2013 was $569,000 and $545,000, respectively. Estimated amortization of intangible assets for the remainder of 2014 and the following five years and thereafter is $1,682,000, $2,241,000, $2,240,000, $1,986,000, $1,423,000, $859,000 and $837,000, respectively. The Company expects to recognize amortization of intangible assets over a weighted average period of 5.5 years with no expected residual values.

At March 31, 2014 and December 31, 2013, other non-amortizable intangible assets related to restrictive covenant arrangements were $9,825,000, respectively.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(7) Long-term Debt

Long-term debt at March 31, 2014 and December 31, 2013 was comprised of the following (in thousands):

	March 31, 2014	December 31, 2013
Revolving credit agreement	$237,500	$252,500
Senior Unsecured Notes due 2020 (5.625%)	250,000	250,000
Senior Secured Notes due 2020 (8.04%)	66,964	69,643
Other debt due through 2025	20,193	21,149
Capitalized lease arrangements due through 2026	10,565	10,850

	585,222	604,142
Less current portion	20,285	20,844

Long-term debt	$564,937	$583,298

a. Credit Facility

On June 14, 2013, the Company amended its revolving credit agreement to adjust the interest rate spreads and extend the maturity date by one year. The revolving credit agreement, as amended, permits the Company to borrow up to $475,000,000 at an interest rate equal to, at the Company’s option, the base rate plus 0.25% to 1.00% or LIBOR plus 1.25% to 2.00%, or a combination thereof; provides for a fee of 0.25% to 0.40% of unused commitments; and contains certain covenants relating to the ratio of debt to operating performance measurements, interest coverage ratios and minimum net worth. Borrowings under the revolving credit agreement mature in June 2018 and are secured primarily by a pledge of the stock of the Company’s wholly-owned subsidiaries and the Company’s partnership and membership interests in the LPs and LLCs. The Company was in compliance with the covenants contained in the revolving credit agreement at March 31, 2014.

b. Senior Unsecured Notes

On November 20, 2012, the Company completed a private offering of $250,000,000 aggregate principal amount of 5.625% senior unsecured notes due 2020 (the “Senior Unsecured Notes”). On May 31, 2013 the Company completed an offer to exchange the outstanding Senior Unsecured Notes for an equal amount of such notes that are registered under the Securities Act of 1933, as amended. The net proceeds from the issuance of the Senior Unsecured Notes were used to reduce the outstanding indebtedness under the Company’s revolving credit agreement. The Senior Unsecured Notes are general unsecured obligations of the Company and are guaranteed by its existing and subsequently acquired or organized wholly owned domestic subsidiaries. The Senior Unsecured Notes are pari passu in right of payment with all the existing and future senior debt of the Company and senior to all existing and future subordinated debt of the Company. Interest on the Senior Unsecured Notes accrues at the rate of 5.625% per annum and is payable semi-annually in arrears on May 30 and November 30, through the maturity date of November 30, 2020.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(7) Long-term Debt (continued)

b. Senior Unsecured Notes (continued)

Prior to November 30, 2015, the Company may redeem up to 35% of the aggregate principal amount of the Senior Unsecured Notes at a redemption price of 105.625% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, using proceeds of one or more equity offerings. On or after November 30, 2015, the Company may redeem the Senior Unsecured Notes in whole or in part. The redemption price for such a redemption (expressed as percentages of principal amount) is set forth below, plus accrued and unpaid interest and liquidated damages, if any, if redeemed during the twelve-month period beginning on November 30 of the years indicated below:

Period	Redemption Price
2015	104.219%
2016	102.813%
2017	101.406%
2018 and thereafter	100.000%

The Senior Unsecured Notes contain certain covenants which, among other things, limit, but may not restrict the Company’s ability to enter into or guarantee additional borrowings, sell preferred stock, pay dividends and repurchase stock. The Company was in compliance with the covenants contained in the indenture relating to the Senior Unsecured Notes at March 31, 2014.

c. Senior Secured Notes

The Company issued $75,000,000 principal amount of senior secured notes (the “Senior Secured Notes”) on May 28, 2010 pursuant to a note purchase agreement. The Senior Secured Notes mature on May 28, 2020. The Senior Secured Notes, which were originally issued with a stated interest rate of 6.04%, were amended on November 7, 2012 to allow for the Company’s issuance of the Senior Unsecured Notes, which resulted in an increase in the annual interest rate to 8.04%, and included certain other adjustments to the existing covenants. The Senior Secured Notes are pari passu with the indebtedness under the Company’s revolving credit agreement and the Senior Unsecured Notes and principal payments began in August 2013. The note purchase agreement governing the Senior Secured Notes contains covenants similar to the covenants in the revolving credit agreement and includes a make whole provision in the event of any prepayment of principle. The Company was in compliance with the covenants contained in the note purchase agreement relating to the Senior Secured Notes at March 31, 2014.

(8) Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In determining the fair value of assets and liabilities that are measured on a recurring basis at March 31, 2014 and December 31, 2013, the Company utilized Level 2 inputs to perform such measurements methods, which were commensurate with the market approach. As of March 31, 2014 and December 31, 2013, the fair

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(8) Fair Value Measurements (continued)

value of the supplemental executive and director retirement savings plan investments, which are included in prepaid and other current assets in the accompanying consolidated balance sheets, was $16,175,000 and $13,313,000, respectively. The fair values were determined using the calculated net asset values obtained from the plan administrator and observable inputs of similar public mutual fund investments (Level 2). There were no transfers to or from Levels 1 and 2 during the three months ended March 31, 2014.

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed rate long-term debt, with a carrying value of $345,253,000, was $365,111,000 at March 31, 2014. The fair value of variable rate long-term debt approximates its carrying value of $239,969,000 at March 31, 2014. With the exception of the Company’s Senior Unsecured Notes, the fair value of fixed rate debt (Level 2) is determined based on an estimation of discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders. The fair value of the Company’s Senior Unsecured Notes (Level 1) is determined based on quoted prices in an active market.

(9) Shareholders’ Equity

a. Common Stock

On April 24, 2012, the Board of Directors authorized a stock purchase program for up to $40,000,000 of the Company’s shares of common stock. The Company completed this repurchase program in August 2013. On August 9, 2013, the Board of Directors authorized a stock purchase program for up to $40,000,000 of the Company’s shares of common stock to be purchased through February 9, 2015. As of March 31, 2014, there was approximately $27,100,000 available under the stock repurchase program.

During the three months ended March 31, 2014, the Company did not purchase any shares under the stock repurchase program. During the three months ended March 31, 2013, the Company purchased 438,668 shares of the Company’s common stock for approximately $13,943,000, at an average price of $31.76 per share, in order to mitigate the dilutive effect of shares issued upon the exercise of stock options pursuant to the Company’s stock incentive plans.

In addition, the Company repurchases shares to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements. During the three months ended March 31, 2014, and 2013, the Company repurchased 68,014 shares and 89,788 shares, respectively, of common stock for approximately $2,857,000 and $2,815,000, respectively.

b. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional awards may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. At March 31, 2014, 2,760,250 shares were authorized for grant under the 2006 Stock Incentive Plan and 763,445 shares were available for future equity grants, including 601,327 shares available for issuance as restricted stock. Restricted stock granted to outside directors prior to 2012 vested over a two year period and restricted stock granted to outside directors during 2012 and after vest over a one year period. Restricted stock granted to employees during 2010 and thereafter vests over four years in three equal installments beginning on the second anniversary of the date of grant. Restricted stock granted to employees prior to 2010 vests at the end of four years

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(9) Shareholders’ Equity (continued)

b. Stock Incentive Plans (continued)

from the date of grant. The fair value of restricted stock is determined based on the closing bid price of the Company’s common stock on the grant date. Under Company policy, shares held by outside directors and senior management are subject to certain holding restrictions.

No options have been issued subsequent to 2008 and all outstanding options are fully vested. Options were granted at market value on the date of the grant and vested over four years. Outstanding options have a term of ten years from the date of grant.

Other information pertaining to share-based activity during the three months ended March 31, 2014 and 2013 was as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Share-based compensation expense	$2,458	$2,050
Fair value of shares vested	9,175	9,182
Cash received from option exercises	488	5,691
Tax benefit from option exercises	1,727	288

As of March 31, 2014, the Company had total unrecognized compensation cost of approximately $13,227,000 related to non-vested awards, which the Company expects to recognize through 2018 and over a weighted average period of 1.2 years.

For the period ended March 31, 2014 and 2013, there were no options that were anti-dilutive.

A summary of the status of non-vested restricted shares at March 31, 2014 and changes during the three months ended March 31, 2014 is as follows:

	Number of Shares	Weighted Average Grant Price
Non-vested shares at December 31, 2013	743,869	$26.54
Shares granted	200,391	42.38
Shares vested	(218,405)	21.62

Non-vested shares at March 31, 2014	725,855	$32.40

A summary of stock option activity for the three months ended March 31, 2014 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2013	270,464	$23.16	2.5
Options exercised with total intrinsic value of $488,000	(19,921)	24.49

Outstanding at March 31, 2014 with aggregate intrinsic value of $6,020,000	250,543	$23.05	2.2

Vested at March 31, 2014 with aggregate intrinsic value of $6,020,000	250,543	$23.05	2.2

Exercisable at March 31, 2014 with aggregate intrinsic value of $6,020,000	250,543	$23.05	2.2

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(9) Shareholders’ Equity (continued)

b. Stock Incentive Plans (continued)

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at March 31, 2014 exercised their options at the Company’s closing stock price on March 31, 2014.

c. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Three Months Ended March 31,
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
2014:
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$17,504	31,716	$0.55
Effect of dilutive securities options and non-vested shares	—	404

Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$17,504	32,120	$0.55

Net earnings attributable to AmSurg Corp. per common share (basic)	$17,195	31,716	$0.54
Effect of dilutive securities options and non-vested shares	—	404

Net earnings attributable to AmSurg Corp. per common share (diluted)	$17,195	32,120	$0.54

2013:
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$17,750	31,217	$0.57
Effect of dilutive securities options and non-vested shares	—	664

Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$17,750	31,881	$0.56

Net earnings attributable to AmSurg Corp. per common share (basic)	$17,811	31,217	$0.57
Effect of dilutive securities options and non-vested shares	—	664

Net earnings attributable to AmSurg Corp. per common share (diluted)	$17,811	31,881	$0.56

(10) Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(10) Income Taxes (continued)

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company’s policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its consolidated statement of earnings and comprehensive income. The Company does not expect significant changes to its tax positions or liability for tax uncertainties during the next 12 months.

The Company and its subsidiaries file U.S. federal and various state tax returns. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2010.

(11) Commitments and Contingencies

The Company and its subsidiaries are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability, workers’ compensation liability and property damage. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies its officers and directors for actions taken on behalf of the Company and its subsidiaries. Management is not aware of any claims against it or its subsidiaries which would have a material financial impact on the Company.

Certain of the Company’s wholly owned subsidiaries, as general partners in the LPs, are responsible for all debts incurred but unpaid by the LPs. As manager of the operations of the LPs, the Company has the ability to limit potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians’ current form of ownership in the partnerships, the Company would be obligated to purchase the physicians’ interests in a substantial majority of the Company’s partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law that would trigger such purchases was remote as of March 31, 2014.

On December 27, 2012, the Company entered into a lease agreement with an initial term of 15 years plus renewal options, pursuant to which the Company has agreed to lease an approximately 110,000 square foot building to be constructed in Nashville, Tennessee. The Company intends that the building will serve as its corporate headquarters beginning in 2015. Prior to taking possession, the Company may terminate the agreement if the landlord fails to satisfy certain construction milestones. The Company’s annual rental obligation at the inception of the lease, which will occur upon completion of construction currently estimated to occur in late 2014, is approximately $2,300,000 and increases by 1.9% annually thereafter during the initial term. In addition to base rent, the Company will pay additional rent consisting of, among other things, operating expenses, real estate taxes and insurance costs. The landlord will provide the Company with an allowance of approximately $4,400,000 for certain interior tenant improvements.

(12) Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” which raised the threshold for a disposal to qualify as a discontinued operation and requires certain new disclosures for individually material disposals that do not meet the new definition of a discontinued operation. The ASU’s intent is to reduce the number of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(12) Recent Accounting Pronouncements (continued)

major effect on the Company’s operations and financial results rather than routine disposals that are not a change in the Company’s strategy. The guidance is effective for interim and annual periods beginning after December 15, 2014, with earlier adoption permitted. From time to time, the Company will dispose of certain of its centers due to management’s assessment of the Company’s strategy in the market and due to limited growth opportunities at those centers. Historically, these dispositions were classified as discontinued operations and recorded separately from continuing operations. When adopted, this ASU will require the Company to record the results of operations and the associated gain or loss from similar dispositions as a component of continuing operations. The Company does not believe this ASU will have a material impact on the Company’s consolidated financial position or cash flows.

(13) Supplemental Cash Flow Information

Supplemental cash flow information for the three months ended March 31, 2014 and 2013 is as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Cash paid during the period for:
Interest	$3,132	$3,547
Income taxes, net of refunds	65	69
Non-cash investing and financing activities:
Increase (decrease) in accounts payable associated with acquisition of property and equipment	1,111	(675)
Capital lease obligations	116	—

(14) Financial Information for the Company and Its Subsidiaries

The Senior Unsecured Notes are senior unsecured obligations of the Company and are guaranteed by its existing and subsequently acquired or organized wholly owned domestic subsidiaries. The Senior Unsecured Notes are guaranteed on a full and unconditional and joint and several basis, with limited exceptions considered customary for such guarantees, including the release of the guarantee when a subsidiary’s assets are sold. The following condensed consolidating financial statements present the Company (as parent issuer), the subsidiary guarantors, the subsidiary non-guarantors and consolidating adjustments. These condensed consolidating financial statements have been prepared and presented in accordance with SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” The operating and investing activities of the separate legal entities are fully interdependent and integrated. Accordingly, the results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis.

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(14) Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Balance Sheet—March 31, 2014 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets
Current assets:
Cash and cash equivalents	$5,562	$—	$41,554	$—	$47,116
Accounts receivable, net	—	—	106,209	—	106,209
Supplies inventory	52	—	18,381	—	18,433
Deferred income taxes	1,026	—	—	—	1,026
Prepaid and other current assets	28,618	—	13,350	(4,817)	37,151

Total current assets	35,258	—	179,494	(4,817)	209,935
Property and equipment, net	10,129	—	158,877	—	169,006
Investments in unconsolidated affiliates and other	1,489,635	1,458,185	—	(2,928,336)	19,484
Goodwill and intangible assets, net	20,185	—	909	1,764,622	1,785,716

Total assets	$1,555,207	$1,458,185	$339,280	$(1,168,531)	$2,184,141

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$10,714	$—	$9,571	$—	$20,285
Accounts payable	1,014	—	28,972	(4,627)	25,359
Accrued liabilities	24,092	—	14,703	(190)	38,605

Total current liabilities	35,820	—	53,246	(4,817)	84,249
Long-term debt	543,750	—	52,009	(30,822)	564,937
Deferred income taxes	185,882	—	—	—	185,882
Other long-term liabilities	7,342	—	18,411	—	25,753
Noncontrolling interests—redeemable	—	—	63,691	113,992	177,683
Equity:
Total AmSurg Corp. equity	782,413	1,458,185	113,448	(1,571,633)	782,413
Noncontrolling interests—non-redeemable	—	—	38,475	324,749	363,224

Total equity	782,413	1,458,185	151,923	(1,246,884)	1,145,637

Total liabilities and equity	$1,555,207	$1,458,185	$339,280	$(1,168,531)	$2,184,141

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(14) Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Balance Sheet—December 31, 2013 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets
Current assets:
Cash and cash equivalents	$6,710	$—	$44,130	$—	$50,840
Accounts receivable, net	—	—	105,072	—	105,072
Supplies inventory	33	—	18,381	—	18,414
Deferred income taxes	3,097	—	—	—	3,097
Prepaid and other current assets	23,993	—	13,971	(4,362)	33,602

Total current assets	33,833	—	181,554	(4,362)	211,025
Property and equipment, net	9,829	—	160,066	—	169,895
Investments in unconsolidated affiliates and other	1,484,974	1,453,596	—	(2,922,178)	16,392
Goodwill and intangible assets, net	20,684	—	978	1,758,970	1,780,632

Total assets	$1,549,320	$1,453,596	$342,598	$(1,167,570)	$2,177,944

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$10,714	$—	$10,130	$—	$20,844
Accounts payable	1,972	—	29,487	(3,958)	27,501
Accrued liabilities	27,419	—	14,510	(404)	41,525

Total current liabilities	40,105	—	54,127	(4,362)	89,870
Long-term debt	561,429	—	53,246	(31,377)	583,298
Deferred income taxes	176,020	—	—	—	176,020
Other long-term liabilities	7,569	—	17,934	—	25,503
Noncontrolling interests—redeemable	—	—	63,704	113,993	177,697
Equity:
Total AmSurg Corp. equity	764,197	1,453,596	114,671	(1,568,267)	764,197
Noncontrolling interests—non-redeemable	—	—	38,916	322,443	361,359

Total equity	764,197	1,453,596	153,587	(1,245,824)	1,125,556

Total liabilities and equity	$1,549,320	$1,453,596	$342,598	$(1,167,570)	$2,177,944

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(14) Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Earnings and Comprehensive Income—For the Three Months Ended March 31, 2014 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$6,127	$—	$261,589	$(4,609)	$263,107
Operating expenses:
Salaries and benefits	14,485	—	68,830	(121)	83,194
Supply cost	—	—	38,720	—	38,720
Other operating expenses	4,166	—	55,591	(4,488)	55,269
Depreciation and amortization	825	—	7,549	—	8,374

Total operating expenses	19,476	—	170,690	(4,609)	185,557
Gain on deconsolidation	2,045	2,045	—	(2,045)	2,045
Equity in earnings of unconsolidated affiliates	48,052	48,052	—	(95,340)	764

Operating income	36,748	50,097	90,899	(97,385)	80,359
Interest expense	6,452	—	511	—	6,963

Earnings from continuing operations before income taxes	30,296	50,097	90,388	(97,385)	73,396
Income tax expense	12,704	—	353	—	13,057

Net earnings from continuing operations	17,592	50,097	90,035	(97,385)	60,339
Net earnings (loss) from discontinued operations	(397)	—	172	—	(225)

Net earnings and comprehensive income	17,195	50,097	90,207	(97,385)	60,114
Less net earnings and comprehensive income attributable to noncontrolling interests:
Net earnings from continuing operations	—	—	42,835	—	42,835
Net earnings from discontinued operations	—	—	84	—	84

Total net earnings and comprehensive income attributable to noncontrolling interests	—	—	42,919	—	42,919

Net earnings and comprehensive income attributable to AmSurg Corp. common shareholders	$17,195	$50,097	$47,288	$(97,385)	$17,195

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$17,592	$50,097	$47,200	$(97,385)	$17,504
Discontinued operations, net of income tax	(397)	—	88	—	(309)

Net earnings and comprehensive income attributable to AmSurg Corp. common shareholders	$17,195	$50,097	$47,288	$(97,385)	$17,195

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(14) Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Earnings and Comprehensive Income—For the Three Months Ended March 31, 2013 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$5,716	$—	$256,711	$(4,238)	$258,189
Operating expenses:
Salaries and benefits	15,421	—	65,650	(113)	80,958
Supply cost	—	—	37,213	—	37,213
Other operating expenses	5,060	—	51,792	(4,125)	52,727
Depreciation and amortization	772	—	7,236	—	8,008

Total operating expenses	21,253	—	161,891	(4,238)	178,906
Gain on deconsolidation	2,237	2,237	—	(2,237)	2,237
Equity in earnings of unconsolidated affiliates	49,955	49,955	—	(99,508)	402

Operating income	36,655	52,192	94,820	(101,745)	81,922
Interest expense	6,923	—	619	—	7,542

Earnings from continuing operations before income taxes	29,732	52,192	94,201	(101,745)	74,380
Income tax expense	11,877	—	392	—	12,269

Net earnings from continuing operations	17,855	52,192	93,809	(101,745)	62,111
Net earnings (loss) from discontinued operations	(44)	—	206	—	162

Net earnings and comprehensive income	17,811	52,192	94,015	(101,745)	62,273
Less net earnings and comprehensive income attributable to noncontrolling interests:
Net earnings from continuing operations	—	—	44,361	—	44,361
Net earnings from discontinued operations	—	—	101	—	101

Total net earnings and comprehensive income attributable to noncontrolling interests	—	—	44,462	—	44,462

Net earnings and comprehensive income attributable to AmSurg Corp. common shareholders	$17,811	$52,192	$49,553	$(101,745)	$17,811

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of income tax	$17,855	$52,192	$49,448	$(101,745)	$17,750
Discontinued operations, net of income tax	(44)	—	105	—	61

Net earnings and comprehensive income attributable to AmSurg Corp. common shareholders	$17,811	$52,192	$49,553	$(101,745)	$17,811

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(14) Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Cash Flows—For the Three Months Ended March 31, 2014 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:
Net cash flows provided by operating activities	$18,482	$48,096	$96,257	$(93,016)	$69,819
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	—	(5,082)	—	44	(5,038)
Acquisition of property and equipment	(1,237)	—	(5,801)	—	(7,038)
Proceeds from sale of interests in surgery centers	—	1,111	—	—	1,111
Other	(629)	211	—	—	(418)

Net cash flows used in investing activities	(1,866)	(3,760)	(5,801)	44	(11,383)
Cash flows from financing activities:
Proceeds from long-term borrowings	30,000	—	1,945	—	31,945
Repayment on long-term borrowings	(47,679)	—	(3,174)	—	(50,853)
Distributions to owners, including noncontrolling interests	—	(44,920)	(91,290)	93,016	(43,194)
Changes in intercompany balances with affiliates, net	556	—	(556)	—	—
Other financing activities, net	(641)	584	43	(44)	(58)

Net cash flows used in financing activities	(17,764)	(44,336)	(93,032)	92,972	(62,160)

Net decrease in cash and cash equivalents	(1,148)	—	(2,576)	—	(3,724)
Cash and cash equivalents, beginning of period	6,710	—	44,130	—	50,840

Cash and cash equivalents, end of period	$5,562	$—	$41,554	$—	$47,116

AMSURG CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(14) Financial Information for the Company and Its Subsidiaries (continued)

Condensed Consolidating Statement of Cash Flows—For the Three Months Ended March 31, 2013 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:
Net cash flows provided by operating activities	$23,940	$49,577	$99,411	$(99,063)	$73,865
Cash flows from investing activities:
Acquisition of interests in surgery centers and related transactions	—	(242)	—	(10)	(252)
Acquisition of property and equipment	(853)	—	(5,257)	—	(6,110)

Net cash flows used in investing activities	(853)	(242)	(5,257)	(10)	(6,362)
Cash flows from financing activities:
Proceeds from long-term borrowings	29,700	—	1,170	—	30,870
Repayment on long-term borrowings	(45,024)	—	(3,187)	—	(48,211)
Distributions to owners, including noncontrolling interests	—	(49,486)	(93,491)	99,063	(43,914)
Changes in intercompany balances with affiliates, net	533	—	(533)	—	—
Other financing activities, net	(10,792)	151	398	10	(10,233)

Net cash flows used in financing activities	(25,583)	(49,335)	(95,643)	99,073	(71,488)

Net decrease in cash and cash equivalents	(2,496)	—	(1,489)	—	(3,985)
Cash and cash equivalents, beginning of period	7,259	—	39,139	—	46,398

Cash and cash equivalents, end of period	$4,763	$—	$37,650	$—	$42,413

(15) Subsequent Events

The Company assessed events occurring subsequent to March 31, 2014 for potential recognition and disclosure in the unaudited consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the unaudited consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of

Sunbeam Holdings, L.P.

Sunrise, Florida

We have audited the accompanying consolidated financial statements of Sunbeam Holdings, L.P. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sunbeam Holdings, L.P. and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

March 31, 2014 (May 13, 2014 as to the presentation of the consolidated statement of equity as discussed in Note 1 and the disclosure of reportable segments as disclosed in Note 20)

Member of

Deloitte Touche Tohmatsu Limited

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$100,562	$64,636
Restricted cash	14,270	18,472
Restricted marketable securities	4,231	5,476
Accounts receivable, net of allowances of $20.1 million and $24.3 million as of December 31, 2013 and 2012, respectively	130,541	121,821
Deferred taxes	13,902	32,557
Other current assets	23,655	18,274

Total current assets	287,161	261,236
Property and equipment, net	29,462	30,156
Goodwill	881,023	796,446
Other intangible assets, net	512,299	447,982
Other assets	22,427	14,126

Total assets	$1,732,372	$1,549,946

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$8,270	$6,000
Accounts payable	1,168	1,791
Accrued salaries and benefits	70,178	53,198
Accrued professional liabilities	11,895	12,817
Other current liabilities	23,019	18,815

Total current liabilities	114,530	92,621
Long-term debt, net of current portion	1,135,022	694,498
Deferred taxes	174,803	161,022
Accrued professional liabilities	48,501	53,156
Other long-term liabilities	10,784	2,047

Total liabilities	1,483,640	1,003,344

Commitments and contingencies (Note 16)
Equity:
General Partner interest	1	1
Class A Units, 416,563 and 409,318 authorized and issued as of December 31, 2013 and 2012, respectively	210,155	504,243
Class B Units, 110,034 authorized and 87,155 and 92,303 issued as of December 31, 2013 and 2012, respectively	11,968	13,032
Class C Units, 2,250 authorized and issued as of December 31, 2012	—	1,912
Class D Units, 30,275 and 18,275 authorized and issued as of December 31, 2013 and 2012, respectively	—	118
Accumulated other comprehensive income (loss), net of tax	2	(1)

Total members’ equity	222,126	519,305
Noncontrolling interests	26,606	27,297

Total equity	248,732	546,602

Total liabilities and equity	$1,732,372	$1,549,946

The accompanying notes are an integral part of these consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Revenue, net of contractual discounts	$976,934	$887,815	$814,002
Provision for uncollectibles	(57,691)	(51,499)	(51,609)

Net revenue	919,243	836,316	762,393
Operating expenses
Practice personnel expenses	654,941	583,381	532,887
Other practice expenses	56,764	57,554	47,249
General and administrative	78,277	58,338	55,463
Depreciation and amortization	35,551	32,197	26,124

Income from operations	93,710	104,846	100,670
Interest expense, net	47,818	43,638	37,677
Other (income) expense, net	41	(59)	99
Loss on extinguishment of debt	11,018	8,126	—

Income before income taxes and noncontrolling interests	34,833	53,141	62,894
Provision for income taxes	18,300	16,286	26,875

Net income from consolidated operations	16,533	36,855	36,019
Net (income) attributable to noncontrolling interests	(2,789)	(1,969)	(740)

Net income attributable to Sunbeam Holdings, L.P. and subsidiaries limited partners	$13,744	$34,886	$35,279

Net income from consolidated operations	$16,533	$36,855	$36,019
Other comprehensive loss (income), net of taxes:
Net change in fair value of interest rate swap, net of taxes of $1,801 and $3,982 for 2012 and 2011, respectively	—	2,653	5,869
Net change in fair value of investments, net of taxes of $25 and $70 for 2012 and 2011, respectively	3	(37)	(168)

Total comprehensive income	16,536	39,471	41,720
Less: Comprehensive income attributable to noncontrolling interests	(2,789)	(1,969)	(740)

Comprehensive income attributable to Sunbeam Holdings, L.P. and subsidiaries limited partners	$13,747	$37,502	$40,980

The accompanying notes are an integral part of these consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

	Members Capital					Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total Equity
		Limited Partners
	General Partner	Class A Units	Class B Units	Class C Units	Class D Units
Balance at December 31, 2010	$1	$446,306	$8,028	$8,500	$—	$(8,318)	$6,323	$460,840
Net income (loss)	—	38,094	(2,815)	—	—	—	740	36,019
Other comprehensive income, net of taxes	—	—	—	—	—	5,701	—	5,701
Distributions	—	(336)	(21)	—	—	—	(1,000)	(1,357)
Noncontrolling interest assumed related to acquisition	—	—	—	—	—	—	2,707	2,707
Equity-based compensation expense	—	—	7,574	—	—	—	—	7,574

Balance at December 31, 2011	1	484,064	12,766	8,500	—	(2,617)	8,770	511,484

Net Income	—	30,929	3,957	—	—	—	1,969	36,855
Other Comprehensive Income, net of taxes	—	—	—	—	—	2,616	—	2,616
Distributions	—	—	—	—	—	—	(1,630)	(1,630)
Non-controlling interest assumed related to acquisition	—	—	—	—	—	—	18,188	18,188
Redemption of units	—	(10,750)	(6,773)	(6,588)	—	—	—	(24,111)
Equity-based compensation expense	—	—	3,082	—	118	—	—	3,200

Balance at December 31, 2012	1	504,243	13,032	1,912	118	(1)	27,297	546,602

Net Income		2,509	8,238		2,997		2,789	16,533
Other Comprehensive Income, net of taxes	—	—	—	—	—	3	—	3
Distributions	—	(306,611)	(21,002)	—	(4,942)	—	(3,480)	(336,035)
Redemption of units	—	—	(648)	(1,912)	—	—	—	(2,560)
Unit issuance	—	10,014	—	—	—	—	—	10,014
Equity-based compensation expense	—	—	12,348	—	1,827	—	—	14,175

Balance at December 31, 2013	$1	$210,155	$11,968	$—	$—	$2	$26,606	$248,732

The accompanying notes are an integral part of these consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income from consolidated operations	$16,533	$36,855	$36,019
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	25,661	24,531	20,618
Non-cash interest expense—debt	4,545	3,550	3,860
Depreciation and other amortization	9,890	7,666	5,506
Provision for bad debts	57,691	51,499	51,609
Loss on disposal of assets	14	2	127
Loss on extinguishment of debt	11,018	8,126	—
Equity-based compensation expense	14,175	3,200	7,574
Deferred income taxes	(2,435)	(11,851)	(4,999)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(56,994)	(59,742)	(39,276)
Other assets	(3,321)	(4,017)	(2,298)
Accounts payable	(1,215)	(336)	(632)
Accrued professional liabilities	(6,549)	2,048	(2,019)
Other liabilities	13,477	(1,258)	5,998

Net cash provided by operating activities	82,490	60,273	82,087
Cash flows from investing activities:
Acquisition of physician practices, net of cash acquired	(124,848)	(49,714)	(87,930)
Purchase of marketable securities	(8,963)	(10,709)	(5,566)
Maturities and sales of marketable securities	10,211	11,958	10,496
Change in restricted cash	4,201	(1,177)	(8,533)
Capital expenditures	(8,938)	(10,671)	(9,739)

Net cash used in investing activities	(128,337)	(60,313)	(101,272)
Cash flows from financing activities:
Borrowings on long-term debt, net of discounts	1,157,000	702,903	—
Repayments on long-term debt	(713,933)	(639,524)	(5,075)
Debt issuance costs	(24,126)	(13,880)	—
Redemption of units	(648)	(24,111)	—
Distributions to noncontrolling interests	(3,480)	(1,630)	(1,000)
Distributions to members	(333,040)	—	(1,484)

Net cash provided by (used in) financing activities	81,773	23,758	(7,559)

Increase (decrease) in cash and cash equivalents	35,926	23,718	(26,744)
Cash and cash equivalents:
Beginning of year	64,636	40,918	67,662

End of year	$100,562	$64,636	$40,918

Supplemental disclosure of cash flow information:
Cash paid for interest	$39,609	$41,684	$35,713
Cash paid for income taxes	26,790	44,261	26,315
Supplemental disclosure for noncash transactions:
Distributions payable	$1,427	$—	$—
Earnout accrual related to acquisition of physician practices	4,683	—	—
Issuance of equity related to acquisition of physician practices	10,014	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(1) Organization

Sunbeam Holdings, L.P. and its subsidiaries (the “Company”), which operate under the name Sheridan, is a national provider of multi-specialty physician services to hospitals, ambulatory surgery centers and other healthcare facilities. The Company focuses on delivering comprehensive physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine to healthcare facilities. The Company’s contracts with healthcare facilities authorize it to bill and collect charges for fee for service medical services rendered by the Company’s healthcare professionals and employees in exchange for the provision of services to the patients of these facilities. Contract revenue is earned directly from the Company’s hospital customers through a variety of payment arrangements that are established when payments from third-party payors are inadequate to support the costs of providing the services required under the contract. The Company also provides physician services and manages office-based practices in the areas of gynecology, obstetrics and perinatology.

The consolidated statement of equity has been recast to present the changes in partnership equity for each ownership class in accordance with Staff Accounting Bulletin Topic 4.F, Limited Partnerships.

(2) Significant Accounting Policies

Principles of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries combined with the accounts of the affiliated professional corporations (“PC”s) with which the Company currently has specific management arrangements. The Company’s agreements with these PCs provide that the term of the arrangements are permanent, subject only to termination by the Company, except in the case of gross negligence, fraud or bankruptcy of the Company. These arrangements are captive in nature. Where permitted by law, a majority of the outstanding voting equity instruments of the PCs are owned by nominee shareholders appointed at the sole discretion of the Company, and the Company has a contractual right to transfer the ownership of the PCs at any time to any person it designates as the nominee shareholder. The Company has the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the PCs, in an amount that fluctuates based on the performance of the PC and the change in the fair value of the Company’s interest in the PC. The Company has exclusive responsibility for the provision of all non-medical services required for the day-to-day operation and management of the PCs and establishes the guidelines for the employment and compensation of the physicians. In addition, the agreements provide that the Company has the right, but not the obligation, to purchase, or to designate a person(s) to purchase, the stock of the PCs for a nominal amount. Separately, in its sole discretion, the Company has the right to assign its interest in the agreements. Based upon the provisions of these agreements, the Company has determined that the PCs are variable interest entities and that the Company is the primary beneficiary as defined in the accounting guidance for consolidation.

The Company also consolidates a variable interest entity (“VIE”) for which the Company is deemed the primary beneficiary; however, the assets are owned by, and the liabilities are obligations of this VIE, not the Company. This VIE is not a guarantor of the Company’s debts. As of December 31, 2013 and 2012, the combined total assets included in the Company’s consolidated balance sheets relating to this VIE were approximately $3.7 million and $6.7 million, respectively, which excludes goodwill and intercompany balances.

All intercompany and interaffiliate accounts and transactions have been eliminated.

Reclassifications have been made to certain prior period consolidated financial statements to conform with the current year presentation. The Company also reclassified $53.2 million of its $66.0 million of accrued professional liabilities as of December 31, 2012 from current accrued professional liabilities to long-term accrued professional

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Principles of Presentation (continued)

liabilities in the accompanying consolidated balance sheets. The current portion of accrued professional liabilities is expected to be paid within one year of the date of the financial statements, and the long-term portion is expected to be paid more than one year after that date. In addition, for the years ended December 31, 2012 and 2011, the Company reclassified $26.4 million and $24.4 million, respectively, of salaries, benefits and other personnel-related expenses from other practice expenses to practice personnel expenses in the accompanying consolidated statement of income and comprehensive income for costs of services that are performed for and are directly related to practice operations. These costs primarily pertain to billing and collection activities and were reclassified in order to better reflect the nature of the expenses.

The consolidated financial statements reflect the Company’s evaluation of subsequent events through May 13, 2014, the date the financial statements were available to be issued.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated allowance for contractual adjustments and uncollectible amounts on accounts receivable, the estimated liabilities for reported claims and claims incurred but not reported related to the Company’s professional liabilities and self-insured employee health plan, the useful life of and method used for amortizing intangible assets, the allocation of purchase price to acquired assets including identifiable intangibles and goodwill, estimates of cash flows used to assess the recoverability and fair values of goodwill and other intangible assets, and determination of the net realizable value of deferred tax assets, estimation of the effective tax rate, and income and other tax accruals. Actual results could differ from those estimates.

Business Acquisitions

The Company accounts for business acquisitions as required by the provisions of the accounting guidance for business combinations. The Company recognizes, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. The Company measures and recognizes goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any noncontrolling interest in the acquiree (if any) and the acquisition date fair value of the Company’s previously held equity interest in the acquiree (if any), over (b) the fair value of net assets acquired and liabilities assumed. The Company measures the fair value of all assets acquired and liabilities assumed that arise from contractual contingencies as of the acquisition date. The Company measures all noncontractual contingencies at their acquisition date fair values if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

If information at the acquisition date is incomplete, the Company reports provisional amounts until information becomes available. This measurement period ends once the Company receives sufficient information not to exceed one year. Material adjustments recognized during the measurement period are retrospectively reported in the financial statements of the subsequent period.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash equivalents are defined as all highly liquid financial instruments with maturities of 90 days or less from the date of purchase. The Company’s cash equivalents typically consist of demand deposits and deposits in money market accounts. Cash equivalent balances may, at times, exceed federally insured limits.

Restricted Cash and Marketable Securities

The Company has restricted cash and marketable securities related to the collateralization of a reinsurance agreement. The Company classifies investments in marketable debt securities as available for sale. Investments classified as available for sale are carried at fair value, with net unrealized gains and losses, net of related tax effects, included as a separate component of accumulated other comprehensive income (loss). Realized gains and losses are included in other (income) expense, net in the consolidated statements of income and comprehensive income.

Gains are recognized when realized in the Company’s consolidated statements of income and comprehensive income. Losses are recognized as realized or upon the determination of the occurrence of an other-than-temporary decline in fair value. The Company’s policy is to review its securities on a regular basis to evaluate whether any security has experienced an other-than-temporary decline in fair value. If it is determined that an other-than-temporary decline exists in one of the Company’s marketable securities, it is the Company’s policy to record an impairment charge with respect to such investment in the Company’s consolidated statements of income and comprehensive income.

Accounts Receivable, Net

Accounts receivable are reflected in the consolidated balance sheets net of contractual discounts and provision for uncollectibles. The Company periodically reassesses its accounts receivable, net by analyzing historical cash collections, changes in payor mix and accounts receivable agings. These periodic reassessments may result in adjustments to the Company’s recorded contractual discounts and provision for uncollectibles. Adjustments are charged or credited to the consolidated statement of income and comprehensive income in the period of change. Material changes in estimate may result from unforeseen write-offs of patient or third-party accounts receivable, unsuccessful disputes with managed care payors, adverse macro-economic conditions which limit patients’ ability to meet their financial obligations for the care provided by the Company’s physicians, or broad changes to government regulations that adversely impact reimbursement rates for services provided by the Company.

Deferred Financing Costs

Deferred financing costs, which are included in other current and noncurrent assets and are amortized over the term of the related debt using the effective interest method, were $21.4 million and $13.0 million as of December 31, 2013 and 2012, respectively.

Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation and other amortization. Property and equipment is depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally three to five years for equipment, computer hardware, and software; seven

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Property and Equipment, Net (continued)

years for furniture and fixtures; and the lesser of the useful life or the remaining lease term for leasehold improvements. Maintenance and repairs are charged to expense when incurred and improvements are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is recognized currently.

Software that has been developed for internal use is accounted for in accordance with ASC 350-40, “Internal-Use Software.” Only costs incurred during the application development stage, including expenditures for design, coding, installation and testing are capitalized. These capitalized costs include both external consulting fees and internal labor costs for employees directly associated with software development. Upgrades or modifications that result in additional functionality are capitalized, while upgrades or modifications that do not result in additional functionality are expensed as incurred.

Goodwill and Other Intangible Assets

The Company records acquired assets and liabilities at their respective fair values under the acquisition method of accounting. Goodwill represents the excess of cost over the fair value of the net assets acquired. Intangible assets with finite lives, which principally consist of hospital customer relationship assets and physician non-compete agreements, are recognized apart from goodwill at the time of acquisition based on the contractual-legal and separability criteria established in the accounting guidance for business combinations. Intangible assets with finite lives are amortized on either an accelerated basis based on the annual undiscounted economic cash flows associated with the particular intangible asset or on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are amortized over periods of three to twenty-five years.

Goodwill is tested for impairment at a reporting unit level on at least an annual basis in accordance with the subsequent measurement provisions of the accounting guidance for goodwill. The Company defines a reporting unit based on its management structure for services the Company provides. During 2013, the Company completed certain changes to its reporting structure to better align its businesses with Company objectives and operating strategies. These changes resulted in changes to the Company’s operating segments and reporting units. In connection with the changes, the Company determined, in accordance with segment reporting guidance, that it provides services through five operating segments. Reporting units as defined by ASC 350, “Intangibles-Goodwill and Other,” may be operating segments as a whole or an operation one level below an operating segment referred to as a component. The Company used six reporting units to assess potential goodwill impairment in fiscal year 2013. The testing for impairment is completed using a two-step test. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to determine the amount of any impairment loss.

The Company uses income and market-based valuation approaches to determine the fair value of its reporting units. These approaches focus on discounted cash flows and market multiples based on the Company’s market capitalization to derive the fair value of a reporting unit. The Company also considers the economic outlook for the healthcare services industry and various other factors during the testing process, including hospital and physician contract changes, local market developments, changes in third-party payor payments, and other publicly available information. During 2013, 2012 and 2011, the Company completed its annual impairment test as of June and determined that goodwill was not impaired. The Company did not identify any triggering events that would change this conclusion subsequent to its June 2013 annual impairment test.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Recoverability of Long-Lived Assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets are combined and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and projections of future operating results in its evaluation of potential impairment and then compares the carrying amount of the asset to estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved. The Company does not believe there are any indicators that would require an adjustment to such assets or their estimated periods of recovery at December 31, 2013.

Derivative Instruments and Hedging Activities

The Company previously entered into interest rate swap agreements for the purpose of hedging exposures to interest rates on long-term debt (see Note 12). The Company does not enter into or hold derivatives for trading or speculative purposes. Derivative instruments are measured at fair value on a recurring basis and recognized on the consolidated balance sheets. The Company’s policy is to designate, at a derivative’s inception, the specific liability being hedged and monitor the derivative to determine if it remains an effective hedge of the designated hedged risk. The criteria for an interest rate swap to qualify for hedge accounting include a link between the cash flows of the swap and the debt, the same basis for determining the interest payments, and offsetting cash flows. The Company has elected to offset derivatives on the balance sheet. Amounts to be received or paid as a result of the derivative instruments are recognized as adjustments to interest incurred on the related debt instruments. Gains or losses resulting from changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income, unless circumstances require the amounts to be recorded in earnings, such as hedge ineffectiveness or the occurrence of the underlying hedged transaction. When ineffectiveness exists or the derivative instrument or specific liability being hedged is terminated, the fair value of the derivative instrument is recognized in earnings in the period affected. There were no derivative instruments outstanding at December 31, 2013 and 2012.

Accrued Professional Liability Risks

The Company maintains professional liability insurance policies with third-party insurers generally on a claims-made basis, subject to self-insured retention, exclusions and other restrictions. The Company’s self-insured retention under its professional liability insurance program is also maintained through a wholly owned captive insurance subsidiary. The Company records an estimate of liabilities for self-insured amounts and claims incurred but not reported based on an actuarial valuation using historical loss patterns. Liabilities for self-insured amounts and claims incurred but not reported are not discounted.

Income Taxes

The Company is organized as a limited partnership. Partnerships are conduits that, according to their operating agreements, pass through to each partner their respective share of income and deductions generated by

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Income Taxes (continued)

them. The management committee for the Company, from time to time, may deem it necessary to cause the partnership to make tax distributions to its partners according to the partnership’s operating agreement.

The Company’s wholly owned and affiliated corporate subsidiaries utilize the asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when it is more likely than not that some or all of the deferred tax asset will not be realized.

In the ordinary course of business, there is inherent uncertainty in quantifying income tax positions. In accordance with ASC 740-10, the Company assesses income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions with a greater than 50% likelihood of being realized, the Company records the benefit. For those income tax positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the consolidated financial statements. Federal or state taxing authorities may challenge the Company’s tax positions upon audit, the results of which may vary from the Company’s estimates.

Equity-Based Compensation

The Company measures the cost of employee services received in exchange for equity-based awards based on grant-date fair value. Pre-vesting forfeitures are estimated at the time of grant and the Company periodically revises those estimates if actual forfeitures differ from those estimates. Equity-based compensation related to units is recognized on a straight-line basis over the corresponding vesting periods or the implied service periods. Equity-based compensation expense is recorded as a component of salaries and benefits in the consolidated statements of income and comprehensive income.

Noncontrolling Interests

The consolidated financial statements include all assets, liabilities, revenue and expenses of the less than 100% owned entities that the Company controls or is deemed the primary beneficiary of. The noncontrolling interests represent the equity interests of outside investors in the equity and results of operations of these consolidated entities.

Comprehensive Income

The Company reports comprehensive income, which is a measure of all changes in equity of an enterprise that result from transactions and other economic events in a period, other than transactions with owners. Comprehensive income consists of net income and unrealized gains and losses from securities available for sale and interest rate swaps.

Fair Value of Financial Instruments

The Company is required to re-measure and report certain assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

participants at the measurement date. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities. The carrying amount of long-term debt approximates fair value because the interest rate on such debt changes with market rates. The Company is also required to assess the reliability of the fair value estimate based on the observability of the inputs by categorizing the measurement in a three-tier fair value hierarchy (see Note 15).

Net Revenue

Net revenue consists of fee for service revenue, contract revenue, management fees and other revenue. The Company’s net revenue is derived principally from the provision of physician services to patients of the healthcare facilities the Company serves.

Fee for service revenue is billed to patients for services provided, and the Company receives payments for these services from patients or their third-party payors. The Company recognizes revenue, net of contractual discounts and provision for uncollectibles, in the period the services are provided. Services provided but not yet billed are estimated and recognized in the period services are provided as well. The Company records its revenue net of an allowance for contractual discounts, which represents the net revenue the Company expects to collect from third-party payors (including managed care, commercial and governmental payors such as Medicaid and Medicare) and patients insured by these payors. These expected collections are based on the Company’s fees and negotiated payment rates in the case of third-party payors, the specific benefits provided for under each patients’ health care plans, mandated payment rates in the case of Medicare and Medicaid programs, and historical cash collections (net of recoveries).

A significant portion of the Company’s uninsured patients will be unable or unwilling to pay for the services provided. Net revenue from uninsured patients is recognized on the basis of Company’s usual expected collections from fee for service arrangements. To record this revenue at its estimated realizable value, the Company records a provision for uncollectibles related to its uninsured patients based on its historical cash collections (net of recoveries) from these patients and the Company’s estimates of payor mix. Estimates of unbilled revenue, payor mix, contractual discounts, and uncollectibles are periodically assessed for a period of at least one year following the month of service by analyzing actual development, including cash collections, against estimates. Changes in these estimates are charged or credited to the consolidated statement of income and comprehensive income in the period such assessment is made.

The Company also earns contract revenue directly from its hospital customers through a variety of payment arrangements that are established when payments from third-party payors are inadequate to support the costs of the contract. The Company recognizes contract revenue in the period earned.

The Company derives management fees pursuant to contractual agreements with certain of its physician practices, which require the practices to pay the Company management fees that are based on a flat fee or a percentage of net fee for service revenue, depending on the nature of services provided. The Company recognizes management fees in the period earned.

Segment Reporting

The Company provides its services through five operating segments: Anesthesia; Children’s Services; Radiology; Emergency Medicine Services; and Other Services. Anesthesia, Children’s Services, Radiology and

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Segment Reporting (continued)

Emergency Medicine Services are aggregated into one Physician Services reportable segment, with the Other Services operating segment presented in the All Other category. The Physician Services segment provides healthcare services to hospitals and ambulatory surgery centers on a fee for service or contract basis. The Other Services segment is an aggregation of other services provided in an office-based setting such as gynecology, obstetrics, and perinatology, as well as management services, including physician recruiting services and other operations that service the Company’s business as well as third parties, and ownership in and management services of ambulatory surgery centers.

See Note 20 for financial information of the Company’s reportable segments.

Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASUs”) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company’s consolidated financial position or comprehensive income.

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2013-11”). ASU 2013-11 provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists and is intended to eliminate diversity in practice. ASU 2013-11 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. This amendment requires disclosure of information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, disclosure is required, either on the face of the statement where net income is presented or in the notes, of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other required disclosures that provide additional detail about those amounts. The new requirements are effective prospectively for annual reporting periods beginning after December 15, 2012. The adoption of this ASU did not have an impact on the Company’s consolidated financial condition, results of operations and comprehensive income or cash flows.

In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard) (“ASU 2012-02”).” ASU 2012-02 is intended to reduce the cost and complexity of testing indefinite-lived intangible assets, other than goodwill, for impairment. It allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(2) Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

assets is necessary, similar in approach to the qualitative approach to testing goodwill for impairment. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU did not have an impact on the Company’s consolidated financial condition, results of operations and comprehensive income or cash flow.

(3) Restricted Cash and Marketable Securities

In accordance with the provisions of a reinsurance agreement between the Company and a third-party insurer, acting as a fronting agent, the Company is required to collateralize the fronting agent’s exposure. The fronting agent’s exposure was collateralized by a trust at December 31, 2013 and 2012. At December 31, 2013 and 2012, the cash balances restricted under such arrangement were $14.3 million and $18.5 million, respectively. At December 31, 2013 and 2012, total marketable securities restricted under such arrangement were $4.2 million and $5.5 million, respectively. Such amounts are classified as current assets based upon the maturity of the respective securities and management’s expectation with regard to these securities. The Company’s restricted marketable securities consist of the following (in thousands):

	December 31, 2013				December 31, 2012
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificates of deposit	$4,229	$2	$—	$4,231	$5,477	$—	$(1)	$5,476

The original contractual maturities for the Company’s marketable securities at December 31, 2013 are all due within one year.

(4) Accounts Receivable, Net

Accounts receivable are reflected in the consolidated balance sheets net of contractual discounts and provision for uncollectibles. The Company periodically reassesses its accounts receivable, net by analyzing historical cash collections, changes in payor mix and accounts receivable agings. Actual collections of accounts receivable in subsequent periods may require changes in the estimated provision for uncollectibles. Changes in these estimates are charged or credited to the consolidated statement of income and comprehensive income in the period of change. Material changes in estimate may result from unforeseen write-offs of patient or third-party accounts receivable, unsuccessful disputes with managed care payors, adverse macro-economic conditions which limit patients’ ability to meet their financial obligations for the care provided by our physicians, or broad changes to government regulations that adversely impact reimbursement rates for services provided by the Company. The Company recorded write-offs, net of recoveries, of $62.2 million and $42.5 million for the years ended December 31, 2013 and 2012, respectively. The increase in write-offs, net of recoveries, during the year ended December 31, 2013 was due to an increase in revenue as a result of increased patient volumes primarily from acquisitions, organic contract growth and write-offs of radiology services billed from a newly implemented billing system. The Company wrote-off approximately $6.3 million of accounts receivable for dates of service beginning in fiscal year 2012 through June 2013 that were deemed unrecoverable due to performance issues with a billing system that was implemented during fiscal year 2012. The combined effects from changes in estimates related to the valuation of prior period accounts receivable, primarily related to performance issues with the newly implemented billing system was a decrease to income from operations of approximately $5.0 million for the year ended December 31, 2013. Management believes the performance issues were substantially resolved as of December 31, 2013.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(4) Accounts Receivable, Net (continued)

Accounts receivable, net consists of the following (in thousands):

	December 31,
	2013	2012
Fee for service receivables	$143,066	$140,987
Provision for uncollectibles	(19,943)	(24,197)

Fee for service receivables, net	123,123	116,790
Contract receivables, net	6,499	4,392
Management fee and other receivables, net	919	639

Accounts receivable, net	$130,541	$121,821

(5) Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,
	2013	2012
Income taxes receivable	$12,055	$6,002
Prepaids	5,323	4,649
Other	6,277	7,623

Total other current assets	$23,655	$18,274

(6) Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2013	2012
Equipment, computer hardware and software	$32,889	$24,940
Furniture and fixtures	8,262	8,341
Leasehold improvements	8,158	7,972
Capitalized projects in progress	3,491	5,024

Total	52,800	46,277
Accumulated depreciation and amortization	(23,338)	(16,121)

Property and equipment, net	$29,462	$30,156

The company recorded depreciation and other amortization expense of approximately $9.9 million, $7.7 million and $5.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(7) Business Acquisitions

A significant portion of the Company’s growth during the past decade has come from acquisitions of regional provider groups and other smaller physician practices along with new contracts, all of which has in part been driven by industry consolidation trends.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(7) Business Acquisitions (continued)

During the year ended December 31, 2013, the Company completed the acquisition of three physician group practices and a management service organization. In April 2013, the Company acquired certain assets of a physician group practice that provides emergency medical services in Florida. In September 2013, the Company acquired all of the stock of a physician group practice that provides anesthesia and pain management in New Jersey. In November 2013, the Company acquired all of the stock of a physician group practice that provides anesthesia services in California. Additionally, in February 2013, the Company acquired all of the stock of a medical service organization located in Kansas that provides medical billing and other management services. The total consideration consisted of cash, the Company’s issuance of units, and contingent consideration with a total value of $134.9 million, which is net of $0.9 million of cash acquired. These acquisitions were funded by operating cash flows and the proceeds of issuance of debt. In addition, the Company recorded transaction costs of $1.6 million, which are included in general and administrative costs in the consolidated statement of income and comprehensive income for the year ended December 31, 2013.

These acquisitions have expanded the Company’s presence in the markets of the respective acquisitions. The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements beginning on the respective acquisition dates. These acquisitions added approximately $15.4 million of net revenue and $4.1 million of gross profit for the year ended December 31, 2013. Pro forma results of operations for acquisitions completed in 2013 have not been presented because the effect of these acquisitions was not material, individually or in the aggregate, to the Company’s consolidated statements of income and comprehensive income.

The allocation of purchase price to the fair value of tangible and intangible assets and liabilities, as well as the estimated useful lives of the acquired assets, is provisional and remains preliminary as management continues to assess the valuation of these items and any ultimate purchase price adjustments based on the final assets and net working capital, as prescribed by the purchase agreements. The Company recorded goodwill of approximately $84.5 million (of which $10.2 million is tax deductible goodwill) in accordance with the provisions of ASC 805, “Business Combinations” (“ASC 805”) as follows (in thousands):

Fair value of consideration transferred, net of cash acquired	$134,862
Net assets acquired:
Working capital	(1,973)
Other assets	1,908
Intangible assets	89,978
Deferred income taxes	(34,873)
Contingent consideration	(4,683)

Total net assets acquired	50,357

Goodwill resulting from the acquisitions	$84,505

Intangible assets primarily consist of customer relationship with a weighted-average amortization period of 20 years.

One purchase agreement entered into during the year ended December 31, 2013 has a contingent consideration provision pursuant to which, if the financial targets are achieved within a performance period, as defined, an estimated maximum future cash payment totaling $6.0 million could be made at the conclusion of the performance period. As of December 31, 2013, the Company has accrued the fair value of the contingent consideration of $4.7 million as its estimate of the additional payments to be made. This balance is included in other long-term liabilities in the accompanying consolidated balance sheet.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(7) Business Acquisitions (continued)

During the year ended December 31, 2012, the Company completed the acquisition of three physician group practices and a 50.1% interest in another physician-related business. In August 2012, the Company acquired certain assets of a physician group practice that provides radiology services in Florida. In December 2012, the Company acquired all of the stock of a physician group practice that provides anesthesia services and pain management in New Jersey. In December 2012, the Company acquired certain assets of a physician group practice that provides anesthesia and pain management services in New Jersey. Additionally, in November 2012, the Company acquired a 50.1% interest in an ambulatory surgery center located in New Jersey. The total consideration consisted of $49.7 million, which is net of $0.6 million of cash acquired. These acquisitions were funded by operating cash flows. In addition, the Company recorded transaction costs of $1.0 million, which is included in general and administrative costs in the consolidated statement of income and comprehensive income for the year ended December 31, 2012.

The allocation of purchase price to the fair value of tangible and intangible assets and liabilities, as well as the estimated useful lives of the acquired assets, was completed in 2013, resulting in no material measurement period adjustments. The Company recorded goodwill of approximately $48.1 million (of which $26.3 million is tax deductible goodwill) in accordance with the provisions of ASC 805, as follows (in thousands):

Consideration paid, net of cash acquired	$49,714
Net assets acquired:
Working capital	2,041
Property and equipment	1,050
Intangible assets (primarily customer relationships)	19,224
Deferred income taxes	(2,464)
Fair value of noncontrolling interest	(18,188)

Total net assets acquired	1,663

Goodwill resulting from the acquisitions	$48,051

During the year ended December 31, 2011, the Company completed the acquisition of three physician practices and a 50.1% interest in another physician-related business. In June 2011, the Company acquired all of the stock of a physician group practice that provides children’s services in Alabama. In November 2011, the Company acquired a 50.1% interest in an ambulatory surgery center located in Florida. In December 2011, the Company acquired all of the stock of two physician group practices that provide anesthesia services in New Jersey and Florida. The total consideration consisted of $87.9 million, which is net of $1.7 million cash acquired. The acquisitions were funded through operational cash flows. In addition, the Company recorded transaction costs of $1.1 million which is included in general and administrative costs in the consolidated statements of income and comprehensive income for the year ended December 31, 2011.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(7) Business Acquisitions (continued)

The allocation of purchase price to the fair value of tangible and intangible assets and liabilities, as well as the estimated useful lives of the acquired assets, was completed in 2012, resulting in no material measurement period adjustments. The Company recorded goodwill of approximately $44.2 million (of which $24.7 million is tax deductible goodwill) in accordance with the provisions of ASC 805, as follows (in thousands):

Purchase price	$87,930
Net assets acquired:
Working capital	(139)
Property and equipment	519
Intangible assets (primarily customer relationships)	54,348
Deferred income taxes	(8,252)
Fair value of noncontrolling interest	(2,707)

Total net assets acquired	43,769

Goodwill resulting from the acquisitions	$44,161

During 2011, the Company paid contingent consideration of $500,000 relating to a certain prior year acquisition that was accrued for as of December 31, 2010 as part of the initial purchase price allocation.

(8) Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill are as follows (in thousands):

Goodwill, January 1, 2012	$747,490
Acquisitions	48,051
Other adjustments	905

Goodwill, December 31, 2012	796,446
Acquisitions	84,505
Other adjustments	72

Goodwill, December 31, 2013	$881,023

Other intangible assets consist of the following (in thousands):

	December 31, 2013			December 31, 2012
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Definite-lived intangible assets:
Customer relationships with hospitals	$549,537	$(115,197)	$434,340	$459,790	$(90,974)	$368,816
Noncompete agreements	14,886	(13,287)	1,599	14,655	(11,849)	2,806

Total definite-lived intangible assets	564,423	(128,484)	435,939	474,445	(102,823)	371,622
Indefinite-lived intangible assets:
Corporate trade name	76,360	—	76,360	76,360	—	76,360

Total intangible assets	$640,783	$(128,484)	$512,299	$550,805	$(102,823)	$447,982

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(8) Goodwill and Other Intangible Assets (continued)

The Company’s other intangible asset amortization expense for the years ended December 31, 2013, 2012 and 2011 was $25.7 million, $24.5 million and $20.6 million, respectively. Amortization expense for other intangible assets for the years 2014 through 2018 is expected to be $27.8 million, $27.8 million, $27.0 million, $25.4 million and $25.0 million, respectively. The calculation of the weighted-average amortization period includes amortization expense related to years beyond 2018 of $302.9 million.

(9) Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,
	2013	2012
Refunds payable	$12,055	$8,655
Other accrued expenses	10,964	10,160

Total other current liabilities	$23,019	$18,815

(10) Accrued Professional Liabilities

At December 31, 2013 and 2012, the Company’s total accrued professional liabilities of $60.4 million and $66.0 million, respectively, includes incurred but not reported loss reserves of $32.5 million and $36.2 million, respectively, and loss reserves for reported claims associated with self-insured retention amounts through the Company’s wholly owned captive insurance subsidiary of $27.9 million and $29.8 million, respectively.

The activity related to the Company’s total accrued professional liabilities is as follows (in thousands):

	Years Ended December 31,
	2013	2012
Balance at beginning of year	$65,973	$63,833
Provision (adjustment) for losses related to:
Current year	12,113	13,175
Prior years	(4,574)	(5,203)

Total provision for losses	7,539	7,972
Claims payments related to:
Current year	(1,080)	(3,239)
Prior years	(12,000)	(3,385)

Total payments	(13,080)	(6,624)

Other, net	(36)	792

Balance at end of year	$60,396	$65,973

The net decrease in the Company’s total accrued professional liabilities for the year ended December 31, 2013 is primarily attributable to the increase in claim payments and adjustments to the provision for losses related to prior years resulting from favorable trends in the Company’s claims experience.

Other, net comprises liabilities assumed in connection with the Company’s acquisitions and changes in reserves associated with third-party insurance policies.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(11) Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,
	2013	2012
$750.1 million 2013 Term Loan, net of unamortized discount of $4.3 million, payable in quarterly installments through June 29, 2018; interest at Interbank Offered Rate (“LIBOR”) with a floor of 1.00% plus 3.50% (rate of 4.5% at December 31, 2013)	$745,808	$—
$400.0 million 2013 Second Lien Term Loan, net of unamortized discount of $2.5 million, payable at maturity, December 18, 2021; interest at LIBOR with a floor of 1.00%, plus 7.25% (rate of 8.25% at December 31, 2013)	397,484	—
Revolver, payable at maturity, June 29, 2017; interest at LIBOR or prime plus an applicable margin	—	—
$597.0 million 2012 Term Loan, net of unamortized discount of $5.5 million, payable in quarterly installments through June 29, 2018; interest at LIBOR with a floor of 1.25% plus 4.75% (rate of 6.00% at December 31, 2012)	—	591,519
$110.0 million 2012 Second Lien Term Loan, net of unamortized discount of $1.0 million, payable at maturity, June 29, 2019; interest at LIBOR with a floor of 1.25%, plus 7.75% (rate of 9.00% at December 31, 2012)	—	108,979

Total	1,143,292	700,498
Less: Current portion	(8,270)	(6,000)

Long-term debt	$1,135,022	$694,498

On June 29, 2012, the Company entered into a first lien credit agreement and second lien credit agreement with a syndicate of banks. The first lien credit agreement included a $600.0 million first lien term loan (the “2012 Term Loan”) and a $100.0 million revolving credit facility (the “Revolver”), and the second lien credit agreement included a $110.0 million second lien term loan (the “2012 Second Lien Term Loan”). The 2012 Term Loan and the 2012 Second Lien Term Loan were issued at discounts of $6.0 million and $1.1 million, respectively. The net proceeds from the financing of $702.9 million were used to retire the Company’s then outstanding term loans totaling $635.3 million and accrued interest thereon of $1.4 million, and pay $12.8 million of the financing costs. Net proceeds to the Company were $53.4 million.

These transactions were accounted for as a substantial modification of debt. Unamortized discounts, deferred financing and other costs of $7.7 million related to the retired debt as well as a $0.4 million loss on early termination of a related interest rate swap were expensed and recorded as a loss on extinguishment of debt in the accompanying consolidated statement of income and comprehensive income during the year ended December 31, 2012. The financing costs related to the new credit facilities of $14.3 million were recorded in other current assets and other assets in the accompanying consolidated balance sheet as of December 31, 2012 and were being amortized over the terms of the related debt.

On February 13, 2013, the Company entered into an amendment to the 2012 Term Loan (“2013 Amendment”), which reduced the applicable margin rate, added an additional $75.0 million of debt to the 2012 Term Loan and incurred an exchange of debt among multiple lenders. The 2013 Amendment did not modify any other terms of the 2012 Term Loan and constituted a repricing transaction in respect to the 2012 Term Loan. The net proceeds of the 2013 Amendment of $672.0 million were used to refinance the existing 2012 Term Loan of $591.5 million and pay accrued interest. In addition, the Company paid a total of $9.7 million in fees in relation to the transaction. Net proceeds to the Company were $61.1 million.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(11) Long-Term Debt (continued)

The 2013 Amendment involved multiple lenders who were considered members of a loan syndicate. In determining whether the refinancing was to be accounted for as a debt extinguishment or modification, the Company considered whether the creditors remained the same or changed and whether the change in debt terms was substantial. The debt terms were considered substantially different if the present value of the cash flows of the term loans under the credit agreement, as amended, was at least 10% different from the present value of the remaining cash flows of the original term loans (the “10% Test”). The Company performed a separate 10% Test for each individual creditor participating in the loan syndicate. The loans of creditors who did not participate in the 2013 Amendment were accounted for as a debt extinguishment. When there was a change in principal balance for individual creditors, in applying the 10% Test, the Company used the cash flows related to the lowest common principal balance, or the Net Method. Under the Net Method, any principal in excess of a creditor’s reinvested principal balance was treated as a new, separate debt issuance, and any decrease in principal was treated as a partial extinguishment of debt.

For debt considered to be extinguished, the unamortized deferred financing costs and unamortized original issue discount associated with the extinguished debt were expensed. For debt considered to be modified, the unamortized deferred financing costs and unamortized original issue discount associated with the modified debt continue to be amortized, new creditor fees were capitalized and new third-party fees were expensed. For new creditors, new creditor fees and new third-party fees were capitalized. As a result, the Company recorded a loss on the extinguishment of debt in the accompanying consolidated statement of income and comprehensive income of $4.4 million related to the 2013 Amendment during the year ended December 31, 2013. Deferred financing costs of $7.1 million were recorded in other current assets and other assets, as well as a debt discount that reduced long-term debt in the accompanying consolidated balance sheet, and are being amortized over the terms of the related debt.

On December 18, 2013, the Company entered into another amendment to the 2012 Term Loan and the 2012 Second Lien Term Loan, (the “2013 Term Loan” and the “2013 Second Lien Term Loan,” respectively, and the “Credit Facilities,” collectively). The 2013 Term Loan permits the borrowing of new 2013 term loans, including an $85.0 million incremental first lien term loan, a $70.0 million incremental first lien delayed draw term loan with an interest rate of 0.25% per quarter on the aggregate principal amount which was drawn in January 2014, and a revolving credit facility of up to $100.0 million, which includes a borrowing capacity of $20.0 million for issuances of letters of credit. Additional term loans or revolving credit commitments may be obtained subject to certain conditions. The net proceeds from the 2013 Second Lien Term Loan of $400.0 million were used for (i) the declaration and payment of a dividend to the Company’s unitholders, (ii) the repayment of Sheridan’s then outstanding 2012 Second Lien Term Loan totaling $110.0 million and accrued interest thereon of $2.2 million, and (iii) the payment of $14.6 million of the transaction expenses, including financing costs. Net proceeds to the Company were $358.7 million.

The December amendment to the Credit Facilities also involved multiple lenders who were considered members of a loan syndicate, and the Company used the same methodology as described above to determine the amounts to be capitalized to deferred financing costs and the amounts to be expensed. As a result, the Company recorded a loss on the extinguishment of debt in the accompanying consolidated statement of income and comprehensive income of $6.6 million related to the amendment of the Credit Facilities during the year ended December 31, 2013. Deferred financing costs of $10.6 million were recorded in other current assets and other assets, as well as a debt discount that reduces long-term debt in the accompanying consolidated balance sheet, and are being amortized over the terms of the related debt.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(11) Long-Term Debt (continued)

The Credit Facilities bear interest at a rate equal to an applicable margin plus, either (1) a base rate determined by reference to the highest of (a) the prime lending rate of Credit Suisse AG, (b) the federal funds rate plus 1/2 of 1% and (c) a reserve adjusted Eurodollar rate determined by reference to the London interbank rate for deposits in dollars for a one month interest period plus 1.00% or (2) a reserve adjusted Eurodollar rate determined by reference to the London interbank rate for deposits in dollars for the applicable interest periods. The Credit Facilities annual base rate may never be lower than 2.00% and Eurodollar rate may never be lower than 1.00%.

The initial applicable margin for initial term loans under the 2013 Term Loan is 2.50% with respect to base rate loans and 3.50% with respect to Eurodollar rate loans. The initial applicable margin for revolving loans is 3.75% with respect to base rate loans and 4.75% with respect to Eurodollar rate loans, and it may be reduced subject to the Company attaining certain first lien leverage ratios. The applicable margin for term loans under the 2013 Term Loan is 6.25% with respect to base rate loans and 7.25% with respect to Eurodollar rate loans.

At December 31, 2013, the maximum available to the Company under the Revolver was $99.9 million, net of outstanding letters of credit with an aggregate face amount of $0.1 million. No amounts were drawn on the Revolver as of December 31, 2013 and 2012.

The Credit Facilities and the Revolver are collateralized by all the assets and equity of the Company’s subsidiaries, excluding its captive insurance subsidiary and certain other subsidiaries as defined in the credit agreements. The Company is subject to certain covenants and restrictions under the Credit Facilities. At December 31, 2013, the Company was in compliance, in all material respects, with these financial covenants and restrictions.

Annual maturities of long-term debt outstanding as of December 31, 2013 are as follows (in thousands):

For the Years Ended December 31,
2014	$8,270
2015	8,270
2016	8,270
2017	8,270
2018	716,988
Thereafter	400,000

Total	$1,150,068

(12) Interest Rate Swaps

The Company is exposed to market risks arising from adverse changes in interest rates associated with variable rate debt. The Company had previously entered into interest rate swap agreements, which effectively converted a portion of the Company’s variable interest rate to fixed interest rates of outstanding borrowings under its then outstanding term loan, which the Company refinanced in 2012. As a result, the one outstanding interest rate swap, with a notional amount of $180.0 million, was terminated in July 2012, at a loss of $0.4 million, and the loss was reclassified to earnings in the same period. During 2011, one interest rate swap agreement with a notional value of $50.0 million expired, which effectively converted a variable interest rate to a fixed interest rate of 5.341%. The swap agreements were designated as a cash flow hedge and accounted for at

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(12) Interest Rate Swaps (continued)

fair value with the effective portion of gains or losses reported in other comprehensive income (loss). The interest rate swap was highly effective at hedging the hedged risk and any ineffectiveness was immaterial to the financial statements. The net effect on the Company’s operating results was that interest on the variable rate debt being hedged was recorded based on fixed interest rates. The effect of interest rate swap agreements on interest expense was an increase of approximately $4.8 million and $10.7 million for the years ended December 31, 2012 and 2011, respectively. The Company did not have any derivatives outstanding at December 31, 2013 and 2012.

The following table presents the pretax impact that changes in the fair value the derivative designated as a cash flow hedge had on accumulated other comprehensive income and earnings during the years ended December 31, 2013, 2012 and 2011 (in thousands):

Derivatives in Subtopic 815-20 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Effective Portion)			Location of Gain (Loss) from Accumulated Other Comprehensive Income into Income	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)
	2013	2012	2011		2013	2012	2011
Interest rate swap	$—	$4,454	$9,851	Interest expense, net	$—	$4,817	$10,662

(13) Retirement Plans

The Company maintains qualified contributory savings plans (the “Plans”) as allowed under Section 401(k) of the Internal Revenue Code. In addition, in connection with certain acquisitions, the Company continues to maintain defined contribution savings plans allowed under Section 401(k) and/or Section 401(a). The Plans permit participant contributions and allow elective Company contributions or required Company contributions subject to the limits defined by each of the Plans. In connection with the Plans, the Company recorded an expense of approximately $10.6 million, $12.4 million and $9.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The expense was recorded in personnel expenses as well as a portion in general administrative expenses in the accompanying consolidated statements of income and comprehensive income.

(14) Income Taxes

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2013	2012	2011
Federal:
Current	$17,425	$21,389	$26,060
Deferred	(1,114)	(8,995)	(4,147)

Total federal	16,311	12,394	21,913

State:
Current	2,384	6,320	5,931
Deferred	(395)	(2,428)	(969)

Total state	1,989	3,892	4,962

	$18,300	$16,286	$26,875

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(14) Income Taxes (continued)

The differences between the effective rate and the United States federal income tax statutory rate are as follows (in thousands):

	Years Ended December 31,
	2013	%	2012	%	2011	%
Tax at federal statutory rate	$12,191	35.00%	$18,599	35.00%	$22,013	35.00%
Equity-based compensation expense of flow-through entities	4,961	14.24%	1,120	2.11%	2,651	4.22%
State income taxes, net of federal benefit	2,454	7.04%	2,893	5.44%	3,673	5.84%
Imputed interest, non-deductible dividend expense	216	0.62%	190	0.36%	141	0.22%
Flow-through entities not subject to tax	(942)	(2.70%)	(666)	(1.25%)	(529)	(0.84%)
Change in accrual estimate relating to uncertain tax positions	(723)	(2.08%)	(466)	(0.88%)	418	0.66%
Change in valuation allowance	72	0.21%	(3,688)	(6.94%)	—	—
Noncontrolling interest	(976)	(2.80%)	(682)	(1.28%)	(259)	(0.41%)
Other, net	1,047	3.00%	(1,014)	(1.91%)	(1,233)	(1.96%)

Total	$18,300	52.53%	$16,286	30.65%	$26,875	42.73%

The significant components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31, 2013			December 31, 2012
	Total	Current	Non-Current	Total	Current	Non-Current
Self-insurance accruals	$18,671	$(1,260)	$19,931	$19,627	$19,627	$—
Lease obligation	17	—	17	—	—	—
Provision for uncollectibles	5,156	5,156	—	5,757	5,757	—
Net operating loss carryforward of cash basis affiliates	3,446	—	3,446	3,155	—	3,155
Employee benefits	19	—	19	7	—	7
AMT credit carryforward	100	100	—	292	292	—
Accrued expenses	10,332	10,332	—	6,627	6,627	—
Other, net	1,400	1,400	—	2,260	2,260	—
Impairment of purchase option	604	—	604	604	—	604
Deferred payment	461	—	461	438	—	438

Deferred tax assets	40,206	15,728	24,478	38,767	34,563	4,204

Valuation allowance	(981)	—	(981)	(909)	—	(909)

Total deferred tax assets, net	39,225	15,728	23,497	37,858	34,563	3,295

Goodwill and other intangible assets	(191,869)	—	(191,869)	(156,216)	—	(156,216)
Prepaid items	(1,237)	(1,237)	—	(1,072)	(1,072)	—
Accrual basis income of cash basis affiliates	(588)	(588)	—	(935)	(935)	—
Unrealized (gain) loss on marketable securities	(1)	(1)	—	1	1	—
Property and equipment	(6,431)	—	(6,431)	(8,101)	—	(8,101)
Other, net	—	—	—	—	—	—

Deferred tax liabilities	(200,126)	(1,826)	(198,300)	(166,323)	(2,006)	(164,317)

Total deferred tax assets (liabilities)	$(160,901)	$13,902	$(174,803)	$(128,465)	$32,557	$(161,022)

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(14) Income Taxes (continued)

The Company includes interest and penalties related to income tax liabilities in the provision for income taxes. For the years ended December 31, 2013, 2012 and 2011, the Company accrued penalties of $0.1 million, $0.2 million and $0.3 million, respectively, and interest, net of federal and state tax benefit, of $0.1 million for each year. As of December 31, 2013 and 2012, the Company’s liabilities for penalties were $0.2 million and $0.5 million, respectively, and interest, net of federal and state tax benefit of $0.1 million and $0.2 million, respectively. At December 31, 2013, the Company had $0.3 million of unrecognized tax benefits that, if recognized, would favorably impact its effective tax rate.

The Company’s liability for uncertain tax positions could be reduced over the next twelve months by approximately $0.1 million, excluding accrued interest, due to the expiration of statutes of limitation or settlements with taxing authorities. Although the Company anticipates additional changes in its liabilities for uncertain tax positions related to certain temporary differences, an estimate of the range of such changes cannot be made at this time.

The Company’s wholly owned corporate subsidiaries file a consolidated tax return with their parent company. The remaining affiliated professional contractors in which the Company has a controlling financial interest file tax returns on an individual basis. The Company is currently subject to federal and various state income tax examinations for the tax years 2009 to 2012.

The affiliated professional contractors in which the Company has a controlling financial interest have net operating loss carryforwards for federal and state tax purposes totaling $4.4 million and $4.4 million, respectively at December 31, 2013, and $4.7 million and $4.4 million at December 31, 2012, respectively, expiring at various times commencing in 2019.

The Company also has a net operating loss carryforward for federal and state tax purposes of $1.6 million and $8.7 million, respectively, at December 31, 2013 and a net operating loss carryforward for federal and state tax purposes of $8.0 million at December 31, 2012, related to a VIE that is included in the consolidated financial statements. The net operating losses begin to expire at various times commencing in 2024. The net deferred tax asset related to the net operating losses of the VIE is approximately $0.8 million at December 31, 2013 and 2012, respectively. During the year ended December 31, 2012, the VIE had a nonrecurring income recognition event which enabled the entity to utilize all of its federal and $3.0 million of its state net operating loss carryforwards. As a result, the Company released $3.6 million of the valuation allowance on these deferred tax assets. A valuation allowance remains on the remaining tax asset.

(15) Fair Value Measurements

Fair Value Hierarchy

The carrying amounts of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturities of the respective instruments. The carrying value of the variable-rate long-term debt approximates fair value at December 31, 2013 and 2012, since the related interest rates approximate current market rates available for similar debt instruments.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(15) Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

Financial assets and liabilities are categorized based on the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The various levels of the fair value hierarchy are described as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The use of observable market data is required when available in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2013			December 31, 2012
	Fair Value Measurements			Fair Value Measurements
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Certificates of deposit	$—	$4,231	$—	$—	$5,476	$—

Non-Recurring Fair Value Measurements

The Company follows the provisions of ASC 820-10-05 for its nonfinancial assets and liabilities that are not permitted or required to be measured at fair value on a recurring basis. The Company’s nonfinancial assets and liabilities that are not permitted or required to be measured at fair value on a recurring basis typically relate to long-lived assets held and used and goodwill. The Company is required to provide additional disclosures about fair value measurements as part of its financial statements for each major category of assets and liabilities measured at fair value on a nonrecurring basis. At December 31, 2013 and 2012, no fair value adjustments or fair value measurements were required for nonfinancial assets or liabilities.

Fair Valuation Methods

Certificates of deposit—These securities are valued using industry-standard models that consider various assumptions, including time to maturity, applicable market volatility factors, and current market and selling

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(15) Fair Value Measurements (continued)

Fair Valuation Methods (continued)

prices for the underlying debt instruments that are traded on the open market, even if not highly liquid. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data and are supported by observable levels at which transactions are executed in the marketplace.

(16) Commitments and Contingencies

Major Customers

A significant portion of the Company’s net revenue is derived from delivering hospital-based physician services at multiple hospitals that have common ownership. For the years ended December 31, 2013, 2012 and 2011, no hospital system comprised 10% or more of the Company’s net revenue.

Self-Insurance

Due to the nature of its business, the Company becomes involved as a defendant in medical malpractice lawsuits, some of which are currently ongoing, and is subject to the attendant risk of substantial damage awards. Since January 2003, the Company has generally maintained a claims-made insurance arrangement with a third-party insurer. The insurance arrangements with the third party are reinsured through the Company’s wholly owned captive insurance company, Marblehead Surety & Reinsurance Company, Ltd. (“Marblehead”) either directly between the insurer and Marblehead or between the Company and Marblehead as part of its self-insured retention. This exposure is collateralized by assets held in trust to the benefit of the Company’s third-party insurers.

In addition, the Company continues to purchase professional liability insurance on a claims-made basis from third party insurers on certain acquired practices and for a limited number of other physicians that practice in states or hospitals with malpractice coverage requirements different than those provided through its arrangement with Marblehead.

The liabilities for self-insurance in the accompanying consolidated balance sheets include estimates of the ultimate costs related to both reported claims on an individual and aggregate basis and unreported claims. The estimates are based on the Company’s historical experience, the advice of outside legal counsel and actuarial analysis.

There can be no assurance that an existing or future claim or claims will not exceed the limits of available insurance coverage or that any insurer will remain solvent and able to meet its obligations to provide coverage for any such claims. A judgment against the Company in excess of such coverage could have a material adverse effect on the consolidated financial position, operations and comprehensive income or cash flows of the Company.

Litigation

During the normal course of its business, the Company is a party to pending and threatened legal actions and proceedings. The majority of these matters involve claims of medical malpractice. These lawsuits are not expected to result in settlements or judgments that exceed the Company’s insurance coverage and its reserves for uninsured claims, litigation and assessments. Therefore, management believes, based on the advice of legal counsel, that the ultimate resolution of such matters will not have a material adverse impact on the consolidated financial position, results of operations and comprehensive income, or cash flows of the Company.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(16) Commitments and Contingencies (continued)

Lease Commitments

The Company leases office space and furniture and equipment under various non-cancellable operating leases. The Company’s rent expense under operating leases for the years ended December 31, 2013, 2012 and 2011 was $9.1 million, $8.1 million and $6.7 million, respectively. Future annual minimum payments under non-cancellable operating leases as of December 31, 2013 are as follows (in thousands):

For the Years Ended December 31,
2014	$5,655
2015	4,654
2016	4,229
2017	3,593
2018	3,414
Thereafter	19,032

Total	$40,577

Government Regulation

A significant portion of the Company’s net revenue is derived from payments made by government health care programs, principally Medicare and Medicaid. These government programs, as well as private insurers, have taken and may continue to take, steps, including a movement towards managed care, to control the cost, eligibility for, use and delivery of health care services as a result of budgetary constraints and cost containment pressures. These third-party payors may also attempt to control costs using other measures, including bundling payments for multiple services and denying or reducing reimbursement for certain services and treatments. As a result, payments from government programs or private payors may decrease significantly. The Company’s business may be materially affected by limitations of or reductions in reimbursement amounts or rates or elimination of coverage for certain individuals or treatments.

Moreover, because government programs generally provide for reimbursement based on a fee schedule rather than on the providers’ charges, the Company generally cannot increase their revenue from these programs by increasing the amount the Company charges for their services. In addition, funds the Company receives from third-party payors are subject to audit with respect to the proper billing for physician and ancillary services, and accordingly, the Company’s revenue from these programs may be adjusted retroactively. Any retroactive adjustments to the Company’s reimbursement amounts could have a material effect on its consolidated financial condition, results of operations and comprehensive income, as well as cash flows.

The healthcare industry is governed by a framework of federal and state laws, rules, and regulations that are extensive and complex and for which, in many cases, the industry has the benefit of only limited judicial and regulatory interpretation. Medicare and Medicaid fraud and abuse laws prohibit, among other things, any false claims, or any bribe, kick-back or rebate in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. If the Company is found to have violated these laws, rules, or regulations, the Company’s business, and consolidated financial position, results of operations and comprehensive income, and cash flows could be materially adversely affected.

Moreover, the federal healthcare reform legislation signed into law in 2010 contains numerous provisions that may reshape the United States healthcare delivery system, and healthcare reform efforts continue to attract

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(16) Commitments and Contingencies (continued)

Government Regulation (continued)

significant legislative interest, legal challenges and public attention that create uncertainty and the potential for additional changes. Healthcare reform implementation, additional legislation or other changes in government regulation may affect the Company’s reimbursement, restrict the Company’s existing operations, limit the expansion of the Company’s business or impose additional compliance requirements and costs, any of which could have a material adverse effect on the Company’s business, financial position, results of operations and comprehensive income, and cash flows.

Management has implemented policies and procedures that management believes will ensure that the Company is in substantial compliance with these laws and regulations but there can be no assurance the Company will not be found to have violated certain of these laws and regulations.

In addition, Medicare reimbursement rates could be reduced due to updates made on an annual basis based on statutory formulas. Presently, Medicare pays for all physician services based upon a national fee schedule, which contains a list of uniform rates. The payment rates under the fee schedule are determined based on national uniform relative value units for the services provided, a geographic adjustment factor, and a conversion factor.

The fee schedule is adjusted annually based on a complex formula that is linked in part to the use of services by Medicare beneficiaries and the growth in gross domestic product. Since 2002, this formula has resulted in negative payment updates under the fee schedule that have grown increasingly larger, and Congress has repeatedly intervened with interim legislation to prevent scheduled payment reductions. For 2014, the Centers for Medicare & Medicaid Services, the agency responsible for administering the Medicare program, projected a rate reduction of 20.1% from 2013 levels. In December 2013, Congress passed legislation that provided for a 0.5% increase from 2013 payment levels through March 31, 2014. If Congress fails to intervene to prevent the negative update factor, which would go into effect on April 1, 2014, through either another temporary measure or a permanent revision to the statutory formula, the resulting decrease in payment may adversely impact physician revenues as well as our revenues.

In addition, the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012, imposed across-the-board cuts (“sequestrations”) to mandatory and discretionary spending, which included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013. The Bipartisan Budget Act of 2013, which was signed into law in December 2013, extended these annual reductions of 2% for an additional two years, through 2023, and was further extended by Congress to 2024. Any reductions in Medicare reimbursement rates may not only have a detrimental impact on the Company’s reimbursement rates for Medicare patients, but also for other patients covered by certain Medicaid and commercial payors that base their rates on a percentage of Medicare rates. Accordingly, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs could have a material adverse effect on the Company’s consolidated financial condition, results of operations and comprehensive income, and cash flows.

(17) Related Parties

For the years ended December 31, 2013, 2012 and 2011, the Company paid Hellman & Friedman Capital Partners, VI, L.P. (“H&F”), a party related to a member of the Company, $285,000, $131,000 and $35,500, respectively, for reimbursement of expenses. Additionally, during the years ended December 31, 2013, 2012 and 2011, the Company paid $1.4 million, $1.1 million and $0.9 million, respectively, to two companies affiliated with H&F for payroll and billing related services. At December 31, 2013 and 2012, amounts due to these companies were immaterial.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(18) Members’ Equity

The Company is a limited partnership, and the equity interests of the partners are designated in units. The Class A Units of the Company were issued to investment fund affiliates of Hellman & Friedman LLC and certain key executives at a price of $1,000 per unit, for a total price of approximately $410.9 million. In 2013, Class A-1 Units valued at $10.0 million were issued as a portion of the consideration paid for an acquisition.

Certain key executives of the Company have unit incentive award agreements. The Company has awarded Class B-1, B-2 and B-3 Units (collectively referred to as the “Class B Units”), Class C Units and Class D and D-1 Units (collectively, the “Class D Units”) with varying restrictions and performance criteria.

The Class B-1 Units generally vest 25% per year commencing on the first anniversary of the acquisition or grant date and fully vest upon an earlier change of control. The Class B-2 and B-3 Units are market-based units and will vest upon the achievement of certain distribution targets with respect to the Class A, A-1 and B Units on a cumulative basis. The Class C Units became fully vested at the third anniversary from their grant date. The Class D and D-1 Units vest 20% per year commencing on the first anniversary of the grant date or fully vest upon an earlier change of control. The Company recognizes compensation expense related to its units on a straight-line basis over the corresponding vesting periods or implied service periods, as applicable.

Distributions are made to holders of the Company’s units under the limited partnership agreement of the Company as follows: (i) to the Class A and A-1 unitholders, pro rata in accordance with the number of each such unitholders’ Class A and A-1 Units, until the sum of the cumulative distributions (less tax distributions) equals the sum of the Class A unitholders’ aggregate capital contributions; (ii) to the Class C unitholders on a pari passu basis, pro rata in accordance with the number of each unitholder’s Class C Units, until, with respect to the vested Class C Units, the sum of the cumulative distribution made in respect of such vested Class C Unit equals an aggregate of $1,000 per unit; and (iii) to the Class A, B and D unitholders on a pari passu basis, subject to certain restrictions primarily related to individual unit participation amounts, the value of the Company at the time of issuance and the liquidation value of the Company.

Each Class A Unit of the Company has the right to one vote for each Class A Unit. The Class A-1, B, C and D Units of the Company have no voting rights, except that they can vote on certain adverse amendments to, and terminations of, the limited partnership agreement of the Company. The Class A-1, B, C and D Units also contain various restrictions related to their sale or transfer as defined in the limited partnership agreement and a related unitholders’ agreement.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(18) Members’ Equity (continued)

The Class B Unit activity of the Company and corresponding weighted-average, grant-date fair values are as follows:

Type of Class B Units	Units	Grant Date Fair Value per Unit
Total Class B Units at December 31, 2010	99,784

Class B-1	1,065	$428
Class B-2	500	426
Class B-3	500	401

Total Class B Units issued during the year ended December 31, 2011	2,065

Class B-1	(375)	$428
Class B-2	(188)	426
Class B-3	(187)	401

Total Class B Units forfeited during the year ended December 31, 2011	(750)

Total Class B Units at December 31, 2011	101,099

Class B-1	4,374	$476
Class B-2	2,098	458
Class B-3	2,097	419

Total Class B Units issued during the year ended December 31, 2012	8,569

Class B-1	(223)	$476
Class B-2	(700)	458
Class B-3	(700)	419

Total Class B Units forfeited during the year ended December 31, 2012	(1,623)

Class B-1 Units redeemed during the year ended December 31, 2012	(15,742)	$476

Total Class B Units at December 31, 2012	92,303

Class B-1	(1,621)	$470
Class B-2	(992)	450
Class B-3	(992)	393

Total Class B Units forfeited during the year ended December 31, 2013	(3,605)

Class B-1 Units redeemed during the year ended December 31, 2013	(1,543)	$546

Total Class B Units at December 31, 2013	87,155

The Company’s Class C Units had a grant-date fair value of approximately $304 per unit.

The Company’s Class D Units issued during 2013 and 2012 had a weighted-average, grant-date fair value of approximately $493 per unit and $388 per unit, respectively.

The Company recorded approximately $3.3 million, $3.2 million and $7.6 million in compensation expense for the years ended December 31, 2013, 2012 and 2011, respectively, related to the vesting of the Class B, C and D Units. The fair value of the Units was based on an independent third-party valuation obtained by the Company.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(18) Members’ Equity (continued)

For the Class A and D Units issued during the year ended December 31, 2013, the determination of the fair value was based on the following assumptions: (i) risk-free interest rates of 0.32% for those units issued through November 2013, (ii) expected lives of two years, (iii) asset volatility of 30.0%, and (iv) an expected dividend yield assumption of 0%. For the Class B and D Units issued during the year ended December 31, 2012, the determination of the fair value was based on the following assumptions: (i) risk-free interest rates of 0.34% for those units issued through September 2012 and 0.32% for those issued in November 2012, (ii) expected lives of three years, (iii) asset volatility of 35.0%, and (iv) an expected dividend yield assumption of 0%. For the Class B Units issued during the year ended December 31, 2011, the determination of the fair value was based on the following assumptions: (i) risk-free interest rates of 0.37%, (ii) expected lives of three years, (iii) asset volatility of 35.0%, and (iv) an expected dividend yield assumption of 0%.

At December 31, 2013, the total equity-based compensation cost related to the Company’s Class B and D Units remaining to be recognized as compensation expense over a weighted-average period of four years is $15.3 million.

In December 2013, the Company amended the terms of the limited partnership agreement to enable the distribution of a dividend of $325.0 million to its unitholders. In accordance with the amended agreement, $323.6 million of the dividend was paid in December 2013 to the A, A-1, C, D and D-1 unitholders and to the B-1, B-2 and B-3 unitholders to the extent they were vested at that time. The remaining dividends declared are recorded as $0.6 million of current and $0.8 million of long-term dividends payable in the accompanying consolidated balance sheet at December 31, 2013 and will be paid upon vesting of the respective units. The amendment to the agreement was accounted for as a modification and resulted in an increase to equity-based compensation expense of $10.9 million for the year ended December 31, 2013.

During 2013 and 2011, a tax distribution in the amount of $9.5 million and $1.5 million, respectively, was made to the partners of the Company in accordance with the terms of its operating agreement. During 2012, the Company did not make a tax distribution to its partners.

In 2013, the Company redeemed certain Class A and B-1 Units for total consideration of $0.6 million. During 2012, the Company redeemed certain Class A, B-1 and C Units for total consideration of $24.1 million.

	A Units	A-1 Units	B-1 Units	B-2 Units	B-3 Units	C Units	D Units	D-1 Units	Total Units
Balance, at December 31, 2010	417,722	—	50,052	24,866	24,866	10,000	—	—	527,506

Granted	—	—	1,065	500	500	—	—	—	2,065
Forfeited	—	—	(375)	(188)	(187)	—	—	—	(750)

Balance, at December 31, 2011	417,722	—	50,742	25,178	25,179	10,000	—	—	528,821

Granted	—	—	4,374	2,098	2,097	—	11,357	6,918	26,844
Redeemed	(8,404)	—	(15,742)	—	—	(7,750)	—	—	(31,896)
Forfeited	—	—	(223)	(700)	(700)	—	—	—	(1,623)

Balance, at December 31, 2012	409,318	—	39,151	26,576	26,576	2,250	11,357	6,918	522,146

Granted	—	7,245	—	—	—	—	6,300	5,700	19,245
Redeemed	—	—	(1,543)	—	—	(2,250)	—	—	(3,793)
Forfeited	—	—	(1,621)	(992)	(992)	—	—	—	(3,605)

Balance, at December 31, 2013	409,318	7,245	35,987	25,584	25,584	—	17,657	12,618	533,993

Exercisable, December 31, 2013	—	—	33,094	—	—	—	2,271	—	35,365

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(19) Net Revenue

Net revenue consists of fee for service revenue, contract revenue, management fees and other revenue. The Company’s net revenue is derived principally from the provision of physician services to patients of the healthcare facilities the Company serves.

Net revenue consists of the following (in thousands):

	Year Ended December 31,
	2013		2012		2011
Medicare	$125,545	13.7%	$120,900	14.5%	$116,785	15.3%
Medicaid	60,487	6.6%	55,863	6.7%	54,004	7.1%
Commercial and managed care	577,676	62.8%	519,437	62.1%	491,875	64.5%
Self-pay	58,197	6.3%	58,004	6.9%	54,455	7.1%

Net adjudicated fee for service revenue	821,905	89.4%	754,204	90.2%	717,119	94.1%
Net non-adjudicated fee for service revenue	65,312	7.1%	51,290	6.1%	16,672	2.2%

Net fee for service revenue	887,217	96.5%	805,494	96.3%	733,791	96.2%
Contract revenue	77,834	8.5%	70,567	8.4%	68,676	9.0%
Management fee and other revenue	11,883	1.3%	11,754	1.5%	11,535	1.6%

Revenue, net of contractual discounts	976,934	106.3%	887,815	106.2%	814,002	106.8%
Provision for uncollectibles	(57,691)	(6.3%)	(51,499)	(6.2%)	(51,609)	(6.8%)

Net revenue	$919,243	100.0%	$836,316	100.0%	$762,393	100.0%

The Company also earns contract revenue directly from its hospital customers through a variety of payment arrangements that are established when payments from third-party payors are inadequate to support the costs of the contract. Contract revenue for the years ended December 31, 2013, 2012 and 2011 was $77.8 million, $70.6 million and $68.7 million, respectively.

The Company derives management fees pursuant to contractual agreements with certain of its physician practices, which require the practices to pay the Company management fees that are based on a flat fee or a percentage of net fee for service revenue, depending on the nature of services provided. The Company also earns other revenue for services performed that are ancillary to its primary operations. Management fees and other revenue for the years ended December 31, 2013, 2012 and 2011 was $11.9 million, $11.8 million and $11.5 million, respectively.

(20) Segment Reporting

The physician services segment represents an aggregation of anesthesia, children’s services, radiology, and emergency medicine services, providing healthcare services to hospitals and ambulatory surgery facilities on a fee for service or contract basis. These operating segments were aggregated into one reportable segment due to their similar economic characteristics, products, production methods and distribution methods.

The other services segment is an aggregation of other services provided in an office-based setting such as gynecology, obstetrics, and perinatology, as well as management services, including physician recruiting services and other operations that service the Company’s business as well as third parties, and ownership in and management services of ambulatory surgery centers. The services within this operating segment are deemed to be

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(20) Segment Reporting (continued)

significantly different than those provided within physician services and do not meet the aggregation criteria prescribed by the segment reporting guidance nor do they meet the quantitative thresholds that would require a separate presentation. Accordingly, it is presented in the “other services” category.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of net revenues, where intercompany charges have been eliminated.

Assets, capital expenditures and certain expenses are not allocated to the segments. Unallocated expenses include general and administrative expenses, net interest expense, depreciation and amortization, income taxes and non-controlling interest. The Company evaluates segment performance based on profit and loss before the aforementioned expenses.

The following table presents financial information for each reportable segment (in thousands):

	Year ended December 31,
	2013	2012	2011
Net Revenue:
Physician services	$854,393	$772,581	$706,520
Other services	64,850	63,735	55,873

Total net revenue	919,243	836,316	762,393

Income from operations:
Physician services	198,675	184,316	173,707
Other services	8,863	11,065	8,550
General and administrative	(78,277)	(58,338)	(55,463)
Depreciation and amortization	(35,551)	(32,197)	(26,124)

Total income from operations	93,710	104,846	100,670

Reconciliation of Income from operations to Net Income:
Income from operations:	93,710	104,846	100,670
Interest expense, net	47,818	43,638	37,677
Other (income) expense, net	41	(59)	99
Loss on extinguishment of debt	11,018	8,126	—
Provision for income taxes	18,300	16,286	26,875

Net income from consolidated operations	$16,533	$36,855	$36,019

(21) Subsequent Events

In February 2014, the Company’s joint venture (“JV”) with a subsidiary of HCA Holdings, Inc. (“HCA”) developed to provide hospital-based physician services to HCA affiliates commenced operations. The Company owns 51% of the JV, and, under the terms of the limited liability and related agreements, the Company will earn billing and management fees and earnings distributions. The Company contributed goodwill, other intangible assets and a nominal amount of cash upon inception of the JV in 2014, and has no material obligations or guarantees related to the JV. The Company determined that the JV is a VIE due to the Company’s equity interest,

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(21) Subsequent Events (continued)

billing and management fees, and earnings distributions; however, it is not the primary beneficiary of the JV as it does not have the power to independently direct the activities that most significantly impact the JV’s economic performance due to shared control with HCA. Therefore, the Company will account for its investment in the JV under the equity method of accounting.

In February 2014, the Company acquired all of the stock of a physician group practice that provides anesthesia services in Florida as part of the expansion of the Company’s presence in that market. The effect of this acquisition was not material to the Company’s consolidated financial statements.

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Board of Directs and Members of

Sunbeam Holdings, L.P.

Sunrise, Florida

We have reviewed the accompanying condensed consolidated balance sheet of Sunbeam Holdings, L.P. and its subsidiaries (the “Company”) as of March 31, 2014, and the related condensed consolidated statements of income and comprehensive income and cash flows for the three-month periods ended March 31, 2014 and 2013 (the “interim financial information”).

Management’s Responsibility for the Interim Financial Information

The Company’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Consolidated Balance Sheet as of December 31, 2013

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statements of income and comprehensive income, equity, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated March 31, 2014. In our opinion, the accompanying condensed consolidated balance sheet of the Company as of December 31, 2013, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

June 6, 2014

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands, except share data)

	March 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$105,890	$100,562
Restricted cash	18,023	14,270
Restricted marketable securities	4,481	4,231
Accounts receivable, net of allowances of $18.2 million and $20.1 million as of March 31, 2014 and December 31, 2013, respectively	133,993	130,541
Deferred taxes	11,996	13,902
Other current assets	31,570	23,655

Total current assets	305,953	287,161
Property and equipment, net	29,784	29,462
Goodwill	912,160	881,023
Other intangible assets, net	541,323	512,299
Other assets	35,410	22,427

Total assets	$1,824,630	$1,732,372

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$8,270	$8,270
Accounts payable	1,397	1,168
Accrued salaries and benefits	84,438	70,178
Accrued professional liabilities	13,033	11,895
Other current liabilities	28,877	23,019

Total current liabilities	136,015	114,530
Long-term debt, net of current portion	1,203,029	1,135,022
Deferred taxes	171,616	174,803
Accrued professional liabilities	52,896	48,501
Other long-term liabilities	10,478	10,784

Total liabilities	1,574,034	1,483,640

Commitments and contingencies (Note 14)

Equity:
General Partner	1	1
Class A Units, 416,563 authorized and issued as of March 31, 2014 and December 31, 2013	211,810	210,155
Class B Units, 110,034 authorized and 87,155 issued as of March 31, 2014 and December 31, 2013	12,111	11,968
Class D Units, 38,475 and 30,275 authorized and issued as of March 31, 2014 and December 31, 2013	—	—
Accumulated other comprehensive income, net of tax	2	2

Total members’ equity	223,924	222,126
Noncontrolling interests	26,672	26,606

Total equity	250,596	248,732

Total liabilities and equity	$1,824,630	$1,732,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited) (in thousands)

	For the Three Months Ended March 31,
	2014	2013
Revenue, net of contractual discounts	$263,458	$229,626
Provision for uncollectibles	(12,636)	(12,950)

Net revenue	250,822	216,676

Operating expenses
Practice personnel expenses	179,509	157,654
Other practice expenses	17,291	15,830
General and administrative	22,361	15,442
Depreciation and amortization	9,889	8,743

Income from operations	21,772	19,007

Interest expense, net	19,017	12,006
Loss on extinguishment of debt	—	4,390
Other expense, net	12	—

Income before income taxes and noncontrolling interests	2,743	2,611

Provision for income taxes	1,138	1,372

Net income before unconsolidated joint ventures	1,605	1,239
Net income (loss) from unconsolidated joint ventures	(432)	—

Net income	1,173	1,239

Net (income) loss attributable to noncontrolling interests	(635)	(917)

Net income attributable to Sunbeam Holdings, L.P. and subsidiaries’ limited partners	$538	$322

Net income	$1,173	$1,239
Other comprehensive income, net of taxes:
Net change in fair value of investments, net of taxes	—	3

Total comprehensive income	1,173	1,242

Less: Comprehensive income attributable to noncontrolling interests	(635)	(917)

Comprehensive income attributable to Sunbeam Holdings, L.P. and subsidiaries’ limited partners	$538	$325

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in thousands)

	For the Three Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net income	$1,173	$1,239
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	7,121	6,436
Non-cash interest expense—debt	1,321	1,119
Depreciation	2,768	2,307
Loss on disposal of fixed assets	—	11
Net loss from unconsolidated joint ventures	432	—
Loss on divestiture	1,817	—
Loss on extinguishment of debt	—	4,390
Provision for uncollectibles	12,636	12,950
Equity-based compensation expense	1,255	830
Provision for deferred income taxes	(1,282)	(2,017)
Changes in operating assets and liabilities:
Accounts receivable	(6,591)	(15,258)
Other current assets	(3,593)	(1,567)
Other assets	(229)	26
Accounts payable	65	(217)
Accrued professional liabilities	212	2,232
Other accrued expenses	12,518	8,208

Net cash provided by operating activities	29,623	20,689

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(80,379)	(1,434)
Purchases of marketable securities	(1,494)	—
Maturities of marketable securities	1,245	978
Change in restricted cash	(3,753)	—
Capital expenditures	(2,886)	(2,387)
Investments in joint ventures	(4,217)	—

Net cash used in investing activities	(91,484)	(2,843)

Cash flows from financing activities:
Borrowings of debt	70,000	672,000
Debt issuance costs	(350)	(9,575)
Repayment of debt	(1,893)	(598,680)
Redemption of units	—	(296)
Distributions to noncontrolling interests	(570)	(499)

Net cash provided by financing activities	67,187	62,950

Increase in cash and cash equivalents	5,328	80,796
Cash and cash equivalents:
Beginning of year	100,562	64,636

End of period	$105,890	$145,432

Supplemental cash flow information:
Interest paid	$17,489	$10,551
Taxes paid	2,999	7,203

Supplemental disclosure for noncash transactions:
Carrying amount of deconsolidated practices (Note 2)	$11,860	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(1) Organization

Sunbeam Holdings, L.P. and its subsidiaries (the “Company”), which operate under the name Sheridan, is a national provider of multi-specialty physician services to hospitals, ambulatory surgery centers and other healthcare facilities. The Company focuses on delivering comprehensive physician services, primarily in the areas of anesthesiology, children’s services, radiology and emergency medicine to healthcare facilities. The Company’s contracts with healthcare facilities authorize it to bill and collect charges for fee for service medical services rendered by the Company’s healthcare professionals and employees in exchange for the provision of services to the patients of these facilities. Contract revenue is earned directly from the Company’s hospital customers through a variety of payment arrangements that are established when payments from third-party payors are inadequate to support the costs of providing the services required under the contract. The Company also provides physician services and manages office-based practices in the areas of gynecology, obstetrics and perinatology.

(2) Basis of Presentation

Principles of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. All adjustments necessary for a fair presentation have been included. All such adjustments are considered to be of a normal and recurring nature. Interim results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014. The preparation of the financial statements in conformity with GAAP requires management to makes estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated financial statements and notes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries along with the accounts of the affiliated professional corporations (“PC”s) with which the Company currently has specific management arrangements. The Company’s agreements with these PCs provide that the term of the arrangements are permanent, subject only to termination by the Company, except in the case of gross negligence, fraud or bankruptcy of the Company. These arrangements are captive in nature as a majority of the outstanding voting equity instruments of the PCs are owned by nominee shareholders appointed at the sole discretion of the Company. The Company has a contractual right to transfer the ownership of the PCs at any time to any person it designates as the nominee shareholder. The Company has the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the PCs, in an amount that fluctuates based on the performance of the PC and the change in the fair value of the Company’s interest in the PC. The Company has exclusive responsibility for the provision of all non-medical services required for the day-to-day operation and management of the PCs and establishes the guidelines for the employment and compensation of the physicians. In addition, the agreements provide that the Company has the right, but not the obligation, to purchase, or to designate a person(s) to purchase, the stock of the PCs for a nominal amount. Separately, in its sole discretion, the Company has the right to assign its interest in the agreements. Based upon the provisions of these agreements, the Company has determined that the PCs are variable interest entities and that the Company is the primary beneficiary as defined in the accounting guidance for consolidation.

The Company also consolidates a variable interest entity (“VIE”) for which the Company is deemed the primary beneficiary; however, the assets are owned by, and the liabilities are obligations of this VIE, not the Company. This VIE is not a guarantor of the Company’s debts. As of March 31, 2014 and December 31, 2013,

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(2) Basis of Presentation (continued)

Principles of Presentation (continued)

the total assets included in the Company’s consolidated balance sheets relating to this VIE were approximately $3.4 million and $3.7 million, respectively, which excludes goodwill and intercompany balances.

All intercompany and interaffiliate accounts and transactions have been eliminated.

Investment in Joint Venture

The Company’s joint venture (“JV”) with a subsidiary of HCA Holdings, Inc. (“HCA”) commenced operations in February 2014. The JV was formed to provide hospital-based physician services to HCA affiliates. The Company owns 51% of the JV, and, under the terms of the limited liability and related agreements, the Company earns billing and management fees and earnings distributions, and has no material obligations or guarantees related to the JV. The Company determined that the JV is a VIE due to the Company’s equity interest, billing and management fees, and earnings distributions; however, it is not the primary beneficiary of the JV as it does not have the power to direct the activities that most significantly impact the JV’S economic performance due to shared control with HCA. Therefore, the Company has accounted for its investment in the JV under the equity method of accounting.

On February 1, 2014, the Company contributed eight sites of service to the JV. The Company accounted for the contribution of the eight sites of service in accordance with ASC 810 “Deconsolidation of a subsidiary or derecognition of a group of assets.” Accordingly, the Company deconsolidated the eight sites of service with a carrying amount of approximately $11.8 million, comprised primarily of goodwill and other intangible assets. The Company recorded a $10.0 million investment in the JV equal to the fair value of the Company’s retained investment in the assets contributed. The Company recorded a loss on divestiture of $1.8 million in the first quarter of 2014 which is included in general and administrative expenses in the accompanying condensed consolidated statement of income and comprehensive income. The loss on divestiture is the difference between the fair value of the Company’s retained interest in the JV and the carrying amount of the assets contributed to the JV. The Company also contributed approximately $4.2 million of cash to the JV during February 2014. As of March 31, 2014, the Company’s investment in the JV totaled approximately $14.0 million which has been recorded in other assets in the accompanying condensed consolidated balance sheet.

Recent Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (FASB) in the form of accounting standards updates (ASU’s) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASU’s. ASU’s not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company’s consolidated financial position or results of operations.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(2) Basis of Presentation (continued)

Recent Accounting Pronouncements (continued)

obtain or fulfill a contract. The guidance is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 using one of two retrospective application methods. The Company is currently assessing the impact of this guidance on its condensed consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (ASU 2013-11). The guidance requires an entity to present its unrecognized tax benefits net of its deferred tax assets when settlement in this manner is available under the tax law, which would be based on facts and circumstances as of the balance sheet reporting date and would not consider future events. Gross presentation in the notes to the financial statements is required. ASU 2013-11 is applicable on a prospective basis to all unrecognized tax benefits that exist at the effective date, with the option to apply it retrospectively. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The Company is currently assessing the impact of this guidance on its condensed consolidated financial statements.

(3) Restricted Cash and Marketable Securities

In accordance with the provisions of a reinsurance agreement between the Company and a third-party insurer, acting as a fronting agent, the Company is required to collateralize the fronting agent’s exposure. The fronting agent’s exposure was collateralized by a trust at March 31, 2014 and December 31, 2013. At March 31, 2014 and December 31, 2013, the cash balances restricted under such arrangement were $18.0 million and $14.3 million, respectively. At March 31, 2014 and December 31, 2013, total marketable securities restricted under such arrangement were $4.5 million and $4.2 million, respectively. Such amounts are classified as current assets based upon the maturity of the respective securities and management’s expectation with regard to these securities.

The Company’s restricted marketable securities consist of the following (in thousands):

	March 31, 2014				December 31, 2013
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificates of deposit	$4,479	$2	$—	$4,481	$4,229	$2	$—	$4,231

The original contractual maturities for the Company’s marketable securities at March 31, 2014 are all due within one year.

(4) Accounts Receivable, Net

Accounts receivable are reflected in the consolidated balance sheets net of contractual discounts and provision for uncollectibles. The Company periodically reassesses its accounts receivable, net by analyzing historical cash collections, changes in payor mix and accounts receivable agings. Actual collections of accounts receivable in subsequent periods may require changes in the estimated provision for uncollectibles. Changes in these estimates are charged or credited to the consolidated statement of income and comprehensive income in the period of change. Material changes in estimate may result from unforeseen write-offs of patient or third-party accounts receivable, unsuccessful disputes with managed care payors, adverse macro-economic conditions which

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(4) Accounts Receivable, Net (continued)

limit patients’ ability to meet their financial obligations for the care provided by our physicians, or broad changes to government regulations that adversely impact reimbursement rates for services provided by the Company. The Company recorded write-offs, net of recoveries, of $15.5 million for both three-month periods ended March 31, 2014 and 2013.

Accounts receivable, net consists of the following (in thousands):

	March 31, 2014	December 31, 2013
Fee for service receivables	$140,677	$143,066
Provision for uncollectibles	(17,854)	(19,943)

Fee for service receivables, net	122,823	123,123
Contract receivables, net	8,673	6,499
Management fee and other receivables, net	2,497	919

Accounts receivable, net	$133,993	$130,541

(5) Other Current Assets

Other current assets consist of the following (in thousands):

	March 31, 2014	December 31, 2013
Income taxes receivable	$12,559	$12,055
Prepaids	7,166	5,323
Other	11,845	6,277

Total other current assets	$31,570	$23,655

(6) Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	March 31, 2014	December 31, 2013
Equipment, computer hardware and software	$33,644	$32,889
Furniture and fixtures	8,342	8,262
Leasehold improvements	7,961	8,158
Capitalized projects in progress	5,475	3,491

Total	55,422	52,800
Accumulated depreciation and amortization	(25,638)	(23,338)

Property and equipment, net	$29,784	$29,462

The Company recorded depreciation and other amortization expense of approximately $2.8 million and $2.3 million for the three months ended March 31, 2014 and 2013, respectively.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(7) Business Combinations

A significant portion of the Company’s growth during the past decade has come from acquisitions of regional provider groups and other smaller physician practices along with new contracts, all of which has in part been driven by industry consolidation trends.

During the three months ended March 31, 2014, the Company completed the acquisition of two physician group practices. In February 2014, the Company acquired all of the stock of a physician group practice that provides anesthesia and pain management services in Florida. In March 2014, the Company acquired certain assets of a physician group that provides anesthesia and pain management services in Florida as well.

These acquisitions have expanded the Company’s presence in the markets of the respective acquisitions. The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements beginning on the respective acquisition dates. These acquisitions added approximately $12.0 million of net revenue and $2.0 million of gross profit for the three months ended March 31, 2014. Pro forma results of operations have not been presented because the effect of these acquisitions is not material to the Company’s consolidated results of operations individually or in the aggregate.

The allocation of purchase price to the fair value of tangible and intangible assets and liabilities, as well as the estimated useful lives of the acquired assets, is provisional and remains preliminary as management continues to assess the valuation of these items and any ultimate purchase price adjustments based on the final assets and net working capital, as prescribed by the purchase agreements. The Company recorded goodwill of approximately $36.5 million ($35.3 million of which is tax deductible goodwill) in accordance with the provisions of ASC 805, “Business Combinations” (“ASC 805”) as follows (in thousands):

Fair value of consideration transferred, net of cash acquired	$80,379
Net assets acquired:
Working capital	554
Other assets	605
Intangible assets	42,661
Other long-term liabilities	80

Total net assets acquired	43,900

Goodwill resulting from the acquisitions	$36,480

(8) Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill are as follows (in thousands):

Goodwill, December 31, 2013	$881,023
Acquisitions	36,480
Other adjustments	(5,343)

Goodwill, March 31, 2014	$912,160

In conjunction with the commencement of operations of the JV, the Company contributed $5.3 million of goodwill during the three months ended March 31, 2014. (See Note 2)

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(8) Goodwill and Other Intangible Assets (continued)

Other intangible assets consist of the following (in thousands):

	March 31, 2014			December 31, 2013
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Definite-lived intangible assets:
Customer relationships with hospitals	$584,421	$(122,157)	$462,264	$549,537	$(115,197)	$434,340
Noncompete agreements	16,147	(13,448)	2,699	14,886	(13,287)	1,599

Total definite-lived intangible assets	600,568	(135,605)	464,963	564,423	(128,484)	435,939
Indefinite-lived intangible assets:
Corporate trade name	76,360	—	76,360	76,360	—	76,360

Total intangible assets	$676,927	$(135,605)	$541,323	$640,783	$(128,484)	$512,299

The Company’s other intangible asset amortization expense for the three months ended March 31, 2014 and the three months ended March 31, 2013 was $7.1 million and $6.4 million, respectively.

(9) Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	March 31, 2014	December 31, 2013
Refunds payable	$13,615	$12,055
Other accrued expenses	15,262	10,964

Total other current liabilities	$28,877	$23,019

(10) Accrued Professional Liabilities

The Company’s professional liability loss reserves included in other accrued liabilities and other non-current liabilities in the accompanying condensed consolidated balance sheets consisted of the following (in thousands):

	March 31, 2014	December 31, 2013
Estimated losses under self-insured programs	$31,576	$27,915
Incurred but not reported losses	34,353	32,481

Total accrued professional liabilities	65,929	60,396
Less estimated payable within one year	13,033	11,895

	$52,896	$48,501

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(10) Accrued Professional Liabilities (continued)

The changes to the Company’s estimated losses under self-insured programs as of March 31, 2014 were as follows (in thousands):

Balance, December 31, 2013	$60,396
Provisions related to current period	3,314
Payments for prior period reserves	(3,102)
Other, net	5,321

Balance, March 31, 2014	$65,929

Other, net comprises liabilities assumed in connection with the Company’s acquisitions and changes in reserves associated with third-party insurance policies.

(11) Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31, 2014	December 31, 2013
$818.2 million and $750.1 million, 2013 Term Loan, respectively, net of unamortized discount of $4.5 million and $4.3 million, respectively, payable in quarterly installments through June 29, 2018; interest at Interbank Offered Rate (“LIBOR”) with a floor of 1.00% plus 3.50% (rate of 4.5% at March 31, 2014)	$813,720	$745,808
$400.0 million 2013 Second Lien Term Loan, net of unamortized discount of $2.4 million and $2.5 million, respectively, payable at maturity, June 29, 2020; interest at LIBOR with a floor of 1.00%, plus 7.25% (rate of 8.25% at March 31, 2014)	397,579	397,484
Revolver, payable at maturity, June 29, 2017; interest at LIBOR or prime plus an applicable margin	—	—

Total	1,211,299	1,143,292
Less: Current portion	(8,270)	(8,270)

Long-term debt	$1,203,029	$1,135,022

As of March 31, 2014, the Company’s long-term debt consists of an $830.0 million first lien term loan (the “2013 Term Loan”), a $100.0 million revolving credit facility (the “Revolver”), and a $400.0 million second lien term loan (the “2013 Second Lien Term Loan”) (the “Credit Facilities”, collectively). On December 18, 2013, the Company entered into an amendment to its then outstanding 2012 loan. This 2013 Term Loan permitted the borrowing of new 2013 term loans, including an $85.0 million incremental first lien term loan and a $70.0 million incremental first lien delayed draw term loan with an interest rate of 0.25% per quarter on the aggregate principal amount. The incremental first lien delayed draw was drawn in January 2014. Net proceeds to the Company were $69.7 million.

On February 13, 2013, the Company entered into an amendment to its then outstanding 2012 term loan (“2013 Amendment”), which reduced the applicable margin rate, added an additional $75.0 million of debt to the 2012 Term Loan and incurred an exchange of debt among multiple lenders. The 2013 Amendment did not modify any other terms of the 2012 Term Loan and constituted a repricing transaction in respect to the 2012

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(11) Long-Term Debt (continued)

Term Loan. The net proceeds of the 2013 Amendment of $672.0 million were used to refinance the existing 2012 Term Loan of $591.5 million and pay accrued interest. In addition, the Company paid a total of $9.7 million in fees in relation to the transaction. Net proceeds to the Company were $61.1 million.

The 2013 Amendment involved multiple lenders who were considered members of a loan syndicate. In determining whether the refinancing was to be accounted for as a debt extinguishment or modification, the Company considered whether the creditors remained the same or changed and whether the change in debt terms was substantial. The debt terms were considered substantially different if the present value of the cash flows of the term loans under the credit agreement, as amended, was at least 10% different from the present value of the remaining cash flows of the original term loans (the “10% Test”). The Company performed a separate 10% Test for each individual creditor participating in the loan syndicate. The loans of creditors who did not participate in the 2013 Amendment were accounted for as a debt extinguishment. When there was a change in principal balance for individual creditors, in applying the 10% Test, the Company used the cash flows related to the lowest common principal balance, or the Net Method. Under the Net Method, any principal in excess of a creditor’s reinvested principal balance was treated as a new, separate debt issuance, and any decrease in principal was treated as a partial extinguishment of debt.

For debt considered to be extinguished, the unamortized deferred financing costs and unamortized original issue discount associated with the extinguished debt were expensed. For debt considered to be modified, the unamortized deferred financing costs and unamortized original issue discount associated with the modified debt continue to be amortized, new creditor fees were capitalized and new third-party fees were expensed. For new creditors, new creditor fees and new third-party fees were capitalized. As a result, the Company recorded a loss on the extinguishment of debt in the accompanying consolidated statement of income and comprehensive income of $4.4 million related to the 2013 Amendment during the three months ended March 31, 2013. Deferred financing costs of $7.1 million were recorded in other current assets and other assets, as well as a debt discount that reduced long-term debt in the accompanying consolidated balance sheet, and are being amortized over the terms of the related debt.

The Credit Facilities bear interest at a rate equal to an applicable margin plus, either (1) a base rate determined by reference to the highest of (a) the prime lending rate of Credit Suisse AG, (b) the federal funds rate plus 1/2 of 1% and (c) a reserve adjusted Eurodollar rate determined by reference to the London interbank rate for deposits in dollars for a one month interest period plus 1.00% or (2) a reserve adjusted Eurodollar rate determined by reference to the London interbank rate for deposits in dollars for the applicable interest periods. The Credit Facilities annual base rate may never be lower than 2.00% and Eurodollar rate may never be lower than 1.00%.

The initial applicable margin for initial term loans under the 2013 Term Loan is 2.50% with respect to base rate loans and 3.50% with respect to Eurodollar rate loans. The initial applicable margin for revolving loans is 3.75% with respect to base rate loans and 4.75% with respect to Eurodollar rate loans, and it may be reduced subject to the Company attaining certain first lien leverage ratios. The applicable margin for term loans under the 2013 Term Loan is 6.25% with respect to base rate loans and 7.25% with respect to Eurodollar rate loans.

At March 31, 2014, the maximum available to the Company under the Revolver was $98.4 million, net of outstanding letters of credit with an aggregate face amount of $1.6 million. No amounts were drawn on the Revolver as of March 31, 2014 and December 31, 2013.

The Credit Facilities and the Revolver are collateralized by all the assets and equity of the Company’s subsidiaries, excluding its captive insurance subsidiary and certain other subsidiaries as defined in the credit

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(11) Long-Term Debt (continued)

agreements. The Company is subject to certain covenants and restrictions under the Credit Facilities. At March 31, 2014, the Company was in compliance, in all material respects, with these financial covenants and restrictions.

(12) Retirement Plans

The Company maintains qualified contributory savings plans (the “Plans”) as allowed under Section 401(k) of the Internal Revenue Code. In addition, in connection with certain acquisitions, the Company continues to maintain defined contribution savings plans allowed under Section 401(k) and/or Section 401(a). The Plans permit participant contributions and allow elective Company contributions or required Company contributions subject to the limits defined by each of the Plans. In connection with the Plans, the Company recorded expenses of approximately $3.0 million and $3.1 million for the three months ended March 31, 2014 and 2013, respectively. The expenses were recorded in practice personnel expenses and general administrative expenses in the accompanying condensed consolidated statements of income and comprehensive income.

(13) Fair Value Measurements

Fair Value Hierarchy

Financial assets and liabilities are categorized based on the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The various levels of the fair value hierarchy are described as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The use of observable market data is required when available in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	March 31, 2014 Fair Value Measurements			December 31, 2013 Fair Value Measurements
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Certificates of deposit	$—	$4,481	$—	$—	$4,231	$—

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(13) Fair Value Measurements (continued)

Recurring Fair Value Measurements (continued)

In addition to the preceding disclosures ASC 825 “Financial Instruments” requires the disclosure of the estimated fair value of financial instruments. The carrying amounts of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturities of the respective instruments. The carrying value of the variable rate long-term debt is estimated based on current market interest rates for debt with similar maturities (Level 2) and approximates fair value at March 31, 2014 and December 31, 2013, since the related interest rates approximate current market rates available for similar debt instruments.

Non-Recurring Fair Value Measurements

The Company follows the provisions of ASC 820-10-05 for its nonfinancial assets and liabilities that are not permitted or required to be measured at fair value on a recurring basis. The Company’s nonfinancial assets and liabilities that are not permitted or required to be measured at fair value on a recurring basis typically relate to long-lived assets held and used, goodwill and the investment in joint ventures. The Company is required to provide additional disclosures about fair value measurements as part of its financial statements for each major category of assets and liabilities measured at fair value on a nonrecurring basis. During the three months ended March 31, 2014, the Company recognized a loss of $1.8 million in order to recognize the fair value of its investment in the JV at March 31, 2014 (See Note 2). At March 31, 2014 and December 31, 2013, there were no other fair value adjustments or fair value measurements that were required for nonfinancial assets or liabilities.

Fair Valuation Methods

Certificates of deposit—These securities are valued using industry-standard models that consider various assumptions, including time to maturity, applicable market volatility factors, and current market and selling prices for the underlying debt instruments that are traded on the open market, even if not highly liquid. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data and are supported by observable levels at which transactions are executed in the marketplace.

(14) Commitments and Contingencies

Major Customers

A significant portion of the Company’s net revenue is derived from delivering hospital-based physician services at multiple hospitals that have common ownership. For the three months ended March 31, 2014 and 2013, no hospital system comprised 10% or more of the Company’s net revenue.

Self-Insurance

Due to the nature of its business, the Company becomes involved as a defendant in medical malpractice lawsuits, some of which are currently ongoing, and is subject to the attendant risk of substantial damage awards. Since January 2003, the Company has generally maintained a claims-made insurance arrangement with a third-party insurer. The insurance arrangements with the third party are reinsured through the Company’s wholly owned captive insurance company, Marblehead Surety & Reinsurance Company, Ltd. (“Marblehead”) either directly between the insurer and Marblehead or between the Company and Marblehead as part of its self-insured retention. This exposure is collateralized by assets held in trust to the benefit of the Company’s third-party insurers.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(14) Commitments and Contingencies (continued)

Self-Insurance (continued)

In addition, the Company continues to purchase professional liability insurance on a claims-made basis from third party insurers on certain acquired practices and for a limited number of other physicians that practice in states or hospitals with malpractice coverage requirements different than those provided through its arrangement with Marblehead.

The liabilities for self-insurance in the accompanying consolidated balance sheets include estimates of the ultimate costs related to both reported claims on an individual and aggregate basis and unreported claims. The estimates are based on the Company’s historical experience, the advice of outside legal counsel and actuarial analysis.

There can be no assurance that an existing or future claim or claims will not exceed the limits of available insurance coverage or that any insurer will remain solvent and able to meet its obligations to provide coverage for any such claims. A judgment against the Company in excess of such coverage could have a material adverse effect on the consolidated financial position, operations and comprehensive income or cash flows of the Company.

Litigation

During the normal course of its business, the Company is a party to pending and threatened legal actions and proceedings. The majority of these matters involve claims of medical malpractice. These lawsuits are not expected to result in settlements or judgments that exceed the Company’s insurance coverage and its reserves for uninsured claims, litigation and assessments. Therefore, management believes, based on the advice of legal counsel, that the ultimate resolution of such matters will not have a material adverse impact on the consolidated financial position, results of operations and comprehensive income, or cash flows of the Company.

Government Regulation

A significant portion of the Company’s net revenue is derived from payments made by government health care programs, principally Medicare and Medicaid. These government programs, as well as private insurers, have taken and may continue to take, steps, including a movement towards managed care, to control the cost, eligibility for, use and delivery of health care services as a result of budgetary constraints and cost containment pressures. These third-party payors may also attempt to control costs using other measures, including bundling payments for multiple services and denying or reducing reimbursement for certain services and treatments. As a result, payments from government programs or private payors may decrease significantly. The Company’s business may be materially affected by limitations of or reductions in reimbursement amounts or rates or elimination of coverage for certain individuals or treatments.

Moreover, because government programs generally provide for reimbursement based on a fee schedule rather than on the providers’ charges, the Company generally cannot increase their revenue from these programs by increasing the amount the Company charges for their services. In addition, funds the Company receives from third-party payors are subject to audit with respect to the proper billing for physician and ancillary services, and accordingly, the Company’s revenue from these programs may be adjusted retroactively. Any retroactive adjustments to the Company’s reimbursement amounts could have a material effect on its consolidated financial condition, results of operations and comprehensive income, as well as cash flows.

The healthcare industry is governed by a framework of federal and state laws, rules, and regulations that are extensive and complex and for which, in many cases, the industry has the benefit of only limited judicial and

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(14) Commitments and Contingencies (continued)

Government Regulation (continued)

regulatory interpretation. Medicare and Medicaid fraud and abuse laws prohibit, among other things, any false claims, or any bribe, kick-back or rebate in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. If the Company is found to have violated these laws, rules, or regulations, the Company’s business, and consolidated financial position, results of operations and comprehensive income, and cash flows could be materially adversely affected.

Moreover, the federal healthcare reform legislation signed into law in 2010 contains numerous provisions that may reshape the United States healthcare delivery system, and healthcare reform efforts continue to attract significant legislative interest, legal challenges and public attention that create uncertainty and the potential for additional changes. Healthcare reform implementation, additional legislation or other changes in government regulation may affect the Company’s reimbursement, restrict the Company’s existing operations, limit the expansion of the Company’s business or impose additional compliance requirements and costs, any of which could have a material adverse effect on the Company’s business, financial position, results of operations and comprehensive income, and cash flows.

Management has implemented policies and procedures that management believes will ensure that the Company is in substantial compliance with these laws and regulations but there can be no assurance the Company will not be found to have violated certain of these laws and regulations.

In addition, Medicare reimbursement rates could be reduced due to updates made on an annual basis based on statutory formulas. Presently, Medicare pays for all physician services based upon a national fee schedule, which contains a list of uniform rates. The payment rates under the fee schedule are determined based on national uniform relative value units for the services provided, a geographic adjustment factor, and a conversion factor. The fee schedule is adjusted annually based on a complex formula that is linked in part to the use of services by Medicare beneficiaries and the growth in gross domestic product. Since 2002, this formula has resulted in negative payment updates under the fee schedule that have grown increasingly larger, and Congress has repeatedly intervened with interim legislation to prevent scheduled payment reductions. For 2014, the Centers for Medicare & Medicaid Services, the agency responsible for administering the Medicare program (“CMS”), projected a rate reduction of 20.1% from 2013 levels and earlier estimates had projected a 24.4% reduction. A series of laws was enacted that delayed the scheduled reduction in physician payments and provided for a 0.5% increase through December 31, 2014, and a zero percent update from 2014 payment amounts to the 2015 Physician Fee Schedule through March 31, 2015. If Congress fails to intervene to prevent the negative update factor in the future through either another temporary measure or a permanent revision to the statutory formula, the resulting decrease in payment may adversely impact physician revenues, as well as our revenues.

In addition, the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012, imposed across-the-board cuts (“sequestrations”) to mandatory and discretionary spending, which included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013. The Bipartisan Budget Act of 2013, which was signed into law in December 2013, extended these annual reductions of 2% for an additional two years, through 2023. Any reductions in Medicare reimbursement rates may not only have a detrimental impact on the Company’s reimbursement rates for Medicare patients, but also for other patients covered by certain Medicaid and commercial payors that base their rates on a percentage of Medicare rates. Accordingly, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs could have a material adverse effect on the Company’s consolidated financial condition, results of operations and comprehensive income, and cash flows.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(15) Related Parties

For the three months ended March 31, 2014 and 2013, the Company paid Hellman & Friedman Capital Partners, VI, L.P. (“H&F”), a party related to a member of the Company, $21,000 and $23,000, respectively, for reimbursement of expenses. Additionally, during the three months ended as of March 31, 2014 and 2013, the Company paid $0.5 million, respectively, to two companies affiliated with H&F for payroll and billing related services. At March 31, 2014, amounts due to these companies were $0.3 million. No amounts were due as of December 31, 2013.

(16) Members’ Equity

The Company is a limited partnership, and the equity interests of the partners are designated in units. The Class A Units of the Company were issued to investment fund affiliates of Hellman & Friedman LLC and certain key executives at a price of $1,000 per unit, for a total price of approximately $410.9 million. In 2013, Class A-1 Units valued at $10.0 million were issued as a portion of the consideration paid for an acquisition.

Certain key executives of the Company have unit incentive award agreements. The Company has awarded Class B-1, B-2 and B-3 Units (collectively referred to as the “Class B Units”), Class C Units and Class D and D-1 Units (collectively, the “Class D Units”) with varying restrictions and performance criteria.

The Company recognizes compensation expense related to its units on a straight-line basis over the corresponding vesting periods or implied service periods, as applicable. The Company recognized equity based compensation of $1.3 million and $0.8 million for the three months ended March 31, 2014 and 2013, respectively.

The Company issued 8,600 of class D units during the three months ended March 31, 2014. No units were issued during the three month period ended March 31, 2013.

(17) Net Revenue

Net revenue consists of fee for service revenue, contract revenue, management fees and other revenue. The Company’s net revenue is derived principally from the provision of physician services to patients of the healthcare facilities the Company serves.

Adjudicated fee-for-service revenue represents our net revenue for which we have a significant level of contract and other rate information available electronically that we can rely on for estimating our contractual discounts. Non-adjudicated fee-for-service revenue represents revenue for which we generally base our contractual discounts on actual and historical cash collections, adjusted for agreed upon contracted payor rate increases.

The Company also earns contract revenue directly from its hospital customers through a variety of payment arrangements that are established when payments from third-party payors are inadequate to support the costs of the contract.

The Company derives management fees pursuant to contractual agreements with certain of its physician practices, which require the practices to pay the Company management fees that are based on a flat fee or a percentage of net fee for service revenue, depending on the nature of services provided. The Company also earns other revenue for services performed that are ancillary to its primary operations.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(17) Net Revenue (continued)

Net revenue consists of the following (in thousands):

	For the three months ended March 31,
	2014		2013
Medicare	$31,005	12.4%	$32,756	15.1%
Medicaid	13,803	5.5%	14,581	6.7%
Commercial and managed care	141,412	56.4%	130,782	60.4%
Self-pay	15,078	6.0%	15,273	7.0%

Net adjudicated fee for service revenue	201,298	80.3%	193,392	89.2%
Net non-adjudicated fee for service revenue	36,973	14.7%	15,151	7.0%

Net fee for service revenue	238,271	95.0%	208,543	96.2%
Contract revenue	21,576	8.6%	18,405	8.5%
Management fee and other revenue	3,611	1.4%	2,678	1.2%

Revenue, net of contractual discounts	25,187	10.0%	21,083	9.7%
Provision for uncollectibles	(12,636)	(5.0%)	(12,950)	(5.9%)

Net revenue	$250,822	100.0%	$216,676	100.0%

(18) Segment Reporting

The Physician Services segment represents an aggregation of anesthesia, children’s services, radiology and emergency medicine services, providing healthcare services to hospitals and ambulatory surgical facilities on a fee for service or contract basis. These operating segments were aggregated into one reportable segment due to their similar economic characteristics, products, production methods and distribution methods.

The Other Services segment is an aggregation of other services provided in an office-based setting such as gynecology, obstetrics and perinatology, as well as ambulatory service centers, physician recruiting services and other operations that service the business as well as third parties. The services within this operating segment are deemed to be significantly different than those provided within Physician Services and do not meet the aggregation criteria prescribed by the segment reporting guidance nor do they meet the quantitative thresholds that would require a separate presentation. Accordingly, it is presented in the “All Other” category.

Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of net revenue, where intercompany charges have been eliminated.

Assets, capital expenditures and certain expenses are not allocated to the segments. Unallocated expenses include general and administrative expenses, net interest expense, depreciation and amortization, income taxes and non-controlling interests. The Company evaluates segment performance based on profit and loss before the aforementioned expenses.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(18) Segment Reporting (continued)

The following table presents financial information for each reportable segment (in thousands):

	For the three months ended March 31,
	2014	2013
Net revenue:
Physician Services	$236,015	$200,161
Other services	14,807	16,515

Total net revenue	$250,822	$216,676

Income from operations:
Physician Services	$51,992	$40,898
Other services	2,030	2,294
General and administrative	(22,361)	(15,442)
Depreciation and amortization	(9,889)	(8,743)

Total income from operations	$21,772	$19,007

Reconciliation of income from operations to net income:
Income from operations:	$21,772	$19,007
Interest expense, net	19,017	12,006
Loss on extinguishment of debt	—	4,390
Other (income) expense, net	12	—
Provision for income taxes	1,138	1,372
Loss on unconsolidated joint ventures	432	—

Net income	$1,173	$1,239

(19) Subsequent Events

On May 29, 2014, Sunbeam Holdings, L.P., Sunbeam GP Holdings, LLC, a Delaware limited liability company and the sole holder of membership interests in the General Partner, Sunbeam GP LLC, a Delaware limited liability company and the general partner of Sunbeam Holdings, L.P. (the “General Partner”), Sunbeam Primary Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Sunbeam Holdings, L.P. (“Sunbeam Primary”), and HFCP VI Securityholders’ Rep LLC, a Delaware limited liability company, entered into a definitive purchase agreement and agreement and plan of merger (the “Merger Agreement”) with AmSurg Corp., a Tennessee corporation (“AmSurg”), Arizona Merger Corporation, a Delaware corporation and direct wholly owned subsidiary of AmSurg (“Merger Sub”), and Arizona II Merger Corporation, a Delaware corporation and direct wholly owned subsidiary of AmSurg (“Merger Sub II”), pursuant to which (i) AmSurg will purchase 100% of the issued and outstanding membership interests of the General Partner and (ii) Sunbeam Holdings, L.P. will merge with and into Sunbeam Primary, with Sunbeam Primary surviving such merger (“Merger 1”), and immediately following Merger 1, Merger Sub will merge with and into Sunbeam Primary, with Sunbeam Primary surviving such merger as a wholly owned subsidiary of AmSurg (“Merger 2”). If, based upon the relative proportion of cash and stock included in the merger consideration payable under the Merger Agreement, the transactions contemplated by the Merger Agreement are intended to qualify as a plan of reorganization within the meaning of Section 1.368-2(g) of the Treasury Regulations, then, following Merger 2, Sunbeam Primary will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of AmSurg.

SUNBEAM HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (unaudited)

(19) Subsequent Events (continued)

The aggregate merger consideration payable as a result of the transaction will be $2.35 billion, subject to certain adjustments, and will be composed of cash and either shares of AmSurg’s common stock or shares of AmSurg’s preferred stock. Prior to the closing of the transaction, AmSurg may elect to replace all or any portion of such merger consideration to be paid in its capital stock with cash.

The transaction is expected to close in the third quarter of 2014 and is subject to, among other things, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary closing conditions.

The consolidated financial statements reflect the Company’s evaluation of subsequent events through June 6, 2014, the date the financial statements were available to be issued.

Prospectus

AmSurg Corp.

Common Stock

Preferred Stock

We may offer and sell from time to time, in one or more offerings, our preferred stock, common stock or any combination of these securities at prices and on terms determined at the time of any such offering. The preferred stock may be convertible into or exercisable or exchangeable for common stock, preferred stock or other securities. This prospectus provides you with a general description of the securities that we may offer. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. Our common stock trades on the Nasdaq Global Select Market under the symbol “AMSG.”

Our principal executive offices are located at 20 Burton Hills Boulevard, Suite 500, Nashville, Tennessee 37215, and our telephone number is (615) 665-1283.

We will provide specific terms of any offering of these securities, and the manner in which they are being offered, in supplements to this prospectus. Our securities cannot be sold unless this prospectus is accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, under similar headings in the other documents that are incorporated by reference into this prospectus including our periodic reports and other information filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2014.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus and any prospectus supplement or in any such free writing prospectus is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “AmSurg,” “we,” “our” and “us” in this prospectus, we mean AmSurg Corp., including, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries. When we refer to “you” or “yours,” we mean the purchasers of the applicable securities.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act. Under this shelf registration, we may sell the securities described in this prospectus in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities being sold. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference facilities. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC.

Our common stock is listed on the Nasdaq Global Select Market, and reports, proxy statements and other information concerning us can also be inspected at the corporate headquarters of Nasdaq at 165 Broadway, New York, New York 10006.

Our web site address is http://www.amsurg.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” the reports and documents we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents set forth below that we have previously filed with the SEC and any future filings made under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, after the date of this prospectus and prior to the completion of the offering of all of the securities covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 26, 2014 (including the information specifically incorporated by reference therein from our definitive proxy statement on Schedule 14A, filed with the SEC on April 21, 2014);

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 1, 2014, as amended by the Amendment No. 1 on Form 10-Q/A, filed with the SEC on May 2, 2014;

•	our Current Reports on Form 8-K, filed with the SEC on February 4, 2014, March 7, 2014, May 21, 2014, June 2, 2014, June 18, 2014 and June 23, 2014; and

(ii)

•	the description of our common stock contained in our Registration Statement on Form 10/A dated July 13, 2001, including all amendments and reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we furnish under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus, the registration statement of which this prospectus is a part, or any prospectus supplement.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Chief Financial Officer

AmSurg Corp.

20 Burton Hills Boulevard, Suite 500

Nashville, Tennessee 37215

(615) 665-1283

(iii)

AMSURG CORP.

We are the largest owner and operator of outpatient ambulatory surgery centers (“ASCs” or “surgery centers”) in the United States based upon total number of facilities. We operate 243 ASCs in 34 states and the District of Columbia in partnership with approximately 2,100 physicians. Our company was formed in 1992 for the purpose of acquiring, developing and operating ASCs in partnership with physicians. Our surgery centers are typically located adjacent to or in close proximity to the medical practices of our partner physicians. We generally own a majority interest, primarily 51%, in the facilities we operate. Our surgery centers primarily provide non-elective, high volume, lower-risk surgical procedures across multiple specialties, including, among others, gastroenterology, ophthalmology, and orthopaedics. Our ASCs are designed with a cost structure that creates significant savings for patients and payors when compared to surgical services performed in hospital outpatient departments (“HOPDs”).

We acquire, develop and operate ASCs through the formation of partnerships with physicians and health systems to serve the communities in our markets. Since physicians are critical to the delivery of healthcare, we have developed our operating model to encourage physicians to affiliate with us. We believe we attract physicians because our facilities adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician efficiency and engagement. We believe that our focus on physician satisfaction combined with providing safe, high-quality healthcare in a friendly and convenient environment for patients will continue to make our ASCs an attractive alternative to HOPDs for physicians, patients and payors.

We focus on providing high-quality surgery centers that meet the needs of patients, physicians and payors. We believe our facilities (i) enhance the quality of care for our patients, (ii) provide significant administrative, clinical and efficiency benefits to physicians, and (iii) offer a low cost alternative for patients and payors.

On May 29, 2014, we and certain of our subsidiaries entered into a Purchase Agreement and Agreement and Plan of Merger, or the Merger Agreement, to acquire Sunbeam Holdings L.P. and its subsidiaries, which we refer to collectively as “Sheridan,” for aggregate consideration of $2.35 billion, less proceeds used to retire certain indebtedness of Sheridan, subject to certain closing adjustments as provided in the Merger Agreement. We expect to finance the merger through a combination of borrowings under our credit facilities, shares of our common stock or preferred stock to be issued pursuant to the Merger Agreement, proceeds from potential equity or debt offerings, and cash on hand. Prior to closing, we may elect to replace all or any portion of the merger consideration to be paid in our capital stock with cash. If the merger consideration would result in us issuing shares of our common stock representing more than 19.99% of our issued and outstanding shares of common stock as of closing, we will issue Series D Mandatorily Convertible Preferred Stock and Series E Contingent Convertible Preferred Stock. The completion of the merger is subject to customary closing conditions.

Our principal executive offices are located at 20 Burton Hills Boulevard, Nashville, Tennessee 37215, and our telephone number is (615) 665-1283. AmSurg Corp. is a Tennessee corporation.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements (as the term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act). Forward-looking statements typically use words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “may” and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, those described in Item 1A to our annual report on Form 10-K, which is expressly incorporated by reference into this prospectus, and those risks described in any supplement to this prospectus under “Risk Factors,” and elsewhere in documents filed with the SEC and incorporated by reference into this prospectus, as well as other factors that our management has not yet identified. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors and other disclosures relating to an investment in securities issued by us described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. Before making an investment decision, you should carefully consider those risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. If any of the events or developments described actually occurred, our business, financial condition or results of operations would likely suffer. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations. To the extent a particular offering implicates additional risks, we will include a discussion of those risks in the applicable prospectus supplement.

USE OF PROCEEDS

Except as set forth in a prospectus supplement, we intend to use the net proceeds from the sale of the securities offered hereby for working capital and general corporate purposes, including, without limitation, repaying outstanding debt, capital expenditures and financing acquisitions. We may invest funds not required immediately for such purposes in short-term, interest-bearing and other investment-grade securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratios of earnings to fixed charges for the periods indicated. You should read these consolidated ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus. For the periods shown, we had neither issued any shares of, nor paid any dividends on, preferred stock. Accordingly, the consolidated ratios of earnings to fixed charges and preferred stock dividends are not presented because they are identical to the consolidated ratios of earnings to fixed charges for each of the periods shown.

	Year Ended December 31,					Three Months Ended March 31, 2014
	2009	2010	2011	2012	2013
Consolidated ratio of earnings to fixed charges(1)	22.0x	14.3x	13.5x	14.4x	10.5x	10.4x

(1)	For the purposes of calculating the consolidated ratio of earnings to fixed charges, “earnings” means the sum of income from continuing operations before taxes, excluding income from equity investees; fixed charges; amortization of capitalized interest; distributed income of equity investees; and pre-tax losses of equity investees for which charges from guarantees are included in fixed charges; less capitalized interest. “Fixed charges” means interest (expensed and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the portion of rental expense within operating leases that represents the interest factor.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our Second Amended and Restated Charter, we are authorized to issue 70,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of June 20, 2014, 32,569,437 shares of our common stock are issued and outstanding. There are no shares of preferred stock outstanding.

The following summary of certain terms of our capital stock describes briefly the material provisions of our charter and bylaws, and applicable provisions of Tennessee corporate law.

Common Stock. The holders of our common stock are entitled to one vote per share on all matters to be submitted to a vote of the shareholders and are not entitled to cumulative voting in the election of directors. Subject to prior dividend rights and sinking fund or redemption or purchase rights which may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available therefor. The holders of our common stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of AmSurg. The charter does not give holders of our common stock any preemptive or other subscription rights, and our common stock is not redeemable at the option of the holders, does not have any conversion rights, and is not subject to call. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that AmSurg may designate and issue in the future.

Dividend Policy. We have never declared a cash dividend on the shares of common stock and do not currently intend to declare or pay a cash dividend on the shares of common stock. In addition, the payment of cash dividends in the future will depend on AmSurg’s earnings, financial condition, capital needs and other factors deemed relevant by the board of directors, including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of any series of preferred stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any documents relating to equity investments, then-existing credit facilities or other indebtedness. It is the current intention of the board of directors to retain earnings, if any, in order to finance the operations and expansion of our business.

Preferred Stock. AmSurg is authorized to issue 5,000,000 shares of undesignated preferred stock, no par value. The authorized preferred stock may be issued from time to time in one or more designated series or classes. Subject to the provisions of the charter and limitations prescribed by law, the board of directors, without further action or vote by the shareholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relevant provisions in a particular series or class. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of AmSurg.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including, where applicable:

•	the designation, stated value and liquidation preference of such preferred stock and the amount of stock offered;

•	the offering price;

•	the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

•	any redemption or sinking fund provisions;

•	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

•	the terms and conditions, if any, on which shares of such series shall be convertible or exchangeable for shares of our stock of any other class or classes, or other series of the same class;

•	the voting rights, if any, of shares of such series;

•	the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

•	the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any subsidiary of ours, of the common stock or of any other class of our shares ranking junior to the shares of such series as to dividends or upon liquidation;

•	the conditions and restrictions, if any, on the creation of indebtedness of us or of any subsidiary, or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

•	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

Transfer Agent and Registrar

Computershare Trust Company N.A. is the transfer agent and registrar for our common stock. The transfer agent and registrar for any preferred stock will be set forth in the applicable prospectus supplement.

Certain Provisions of Our Charter, Bylaws, and Tennessee Law

General. The provisions of our charter, bylaws, and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of AmSurg that are not approved by our board of directors.

Classified Board Of Directors. Our bylaws provide that the number of directors shall be no fewer than three or more than 11, with the exact number to be established by our board of directors and subject to change from time to time as determined by the board of directors. The charter provides for the classification of the board of directors. Under the terms of our charter, the members of our board of directors are divided into three classes, serving staggered three-year terms. As a result, one-third of our board of directors will be elected each year. This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual shareholders’ meeting following the date the acquiror obtains the controlling stock interest. This provision may have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of AmSurg, and could also increase the likelihood that incumbent directors will retain their positions.

Our charter provides that directors may be removed only for “cause” and only by the affirmative vote of the holders of a majority of the voting power of all the shares of our capital stock then entitled to vote in the election of directors, voting together as a single class, unless the vote of a special voting group is otherwise required by law. “Cause” is defined in the charter as: (i) a felony conviction of a director or the failure of a director to contest prosecution for a felony; (ii) conviction of a crime involving moral turpitude; or (iii) willful and continued misconduct or gross negligence by a director in the performance of his or her duties as a director. The charter also provides that in order to call a special meeting of shareholders, written demands of the holders of at least 15% of the voting power of each class of the common stock must be received. These provisions, in conjunction with the provision of the bylaws authorizing the board of directors to fill vacant directorships, may prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice for Shareholder Proposals or Making Nominations at Meetings. Our bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of our shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the board of directors, or by a shareholder who has given to our Secretary timely written notice in proper form, of the shareholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by our board of directors, or the committee of the board of directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary not later than 120 days in advance of the mailing date of our proxy statement for the previous year’s annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

The notice of any shareholder proposal or nomination for election as director must set forth various information required under the bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on our books (if they so appear) and the class and number of shares of our capital stock that are beneficially owned by them.

Amendment of the Bylaws and Charter. Except with respect to amendments to our bylaws or charter relating to the classified structure of our board of directors which are required to be approved by the affirmative vote of two-thirds of the voting power of the shares entitled to vote in the election of directors, our bylaws provide that a majority of the members of our board of directors who are present at any regular or special meeting or the holders of a majority of the voting power of all shares of our capital stock represented at a regular or special meeting have the power to amend, alter, change, repeal, or restate the bylaws.

Tennessee Law. The Tennessee Business Combination Act, or the Combination Act, provides, among other things, that any corporation to which the Combination Act applies, including AmSurg, shall not engage in any “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

The Combination Act defines “business combination,” generally, to mean any: (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation’s outstanding shares or (C) the corporation’s consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder’s proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

The Combination Act defines “interested shareholder,” generally, as any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation’s stock at any time within the five-year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

The Tennessee Control Share Acquisition Act prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a “control share acquisition,” as defined in the Tennessee Control Share Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. AmSurg has not elected to make the Tennessee Control Share Acquisition Act applicable to it. No assurance can be given that such election, which must be expressed in a charter or bylaw amendment, will or will not be made in the future.

The Tennessee Greenmail Act prohibits AmSurg from purchasing or agreeing to purchase any of its securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of our voting stock or we make an offer of at least equal value per share to all holders of shares of such class. The effect of the Greenmail Act may be to render more difficult a change of control of AmSurg.

The Tennessee Investor Protection Act provides that unless our board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of AmSurg, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of AmSurg if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of AmSurg unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of AmSurg; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Tennessee Commissioner of Commerce and Insurance, or Commissioner, and AmSurg a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner. The effect of the Tennessee Investor Protection Act may be to render more difficult a change of control of AmSurg.

PLAN OF DISTRIBUTION

Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we may sell the securities offered pursuant to this prospectus to or through one or more underwriters or dealers, or we may sell the securities to investors directly or through agents. Any such underwriter, dealer or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell the securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. In connection with an underwritten offering, we would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent.

Our capital stock may also be sold in one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent, but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable Nasdaq or other stock exchange, quotation system or over-the-counter market rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in an applicable prospectus supplement, the obligations of any underwriter to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such securities, if any are purchased.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

If indicated in the applicable prospectus supplement, we may authorize underwriters or other agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these delayed delivery contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such delayed delivery contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these delayed delivery contracts.

In connection with the offering of the securities hereby, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which such persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In such case, the underwriters could cover all or a portion of such short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession with respect to securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any applicable prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of such transactions described in this paragraph or in an applicable prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

We may sell the securities in exchange in whole or part for consideration other than cash. This consideration may consist of services or products, whether tangible or intangible, and including services or products we may use in our business; outstanding debt or equity securities of our company or one or more of its subsidiaries; debt or equity securities or assets of other companies, including in connection with investments, joint ventures or other strategic transactions, or acquisitions; release of claims or settlement of disputes; and satisfaction of obligations, including obligations to make payments to distributors or other suppliers and payment of interest on outstanding obligations. We may sell the securities as part of a transaction in which outstanding debt or equity securities of our company or one or more of our subsidiaries are surrendered, converted, exercised, canceled or transferred.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMSG.” No assurance can be given as to the liquidity of or trading market for any securities sold by us.

LEGAL MATTERS

The validity of the securities offered hereby and certain other legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of AmSurg Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sunbeam Holdings, L.P. as of December 31, 2013 and 2012, and for the three years in the period ended December 31, 2013 incorporated by reference in this prospectus from our Current Report on Form 8-K filed with the SEC on June 23, 2014 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2014 and 2013 which is incorporated herein by reference, Deloitte & Touche LLP, independent auditors, have applied limited procedures in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information for a review of such information. However, as stated in their report included in the Company’s Current Report on Form 8-K dated June 23, 2014 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

8,500,000 Shares

AmSurg Corp.

Common Stock

PROSPECTUS  SUPPLEMENT

June 26, 2014

Citigroup

SunTrust Robinson Humphrey

Barclays

Deutsche Bank Securities

Goldman, Sachs & Co.

J.P. Morgan

Raymond James

BMO Capital Markets

Piper Jaffray

Cantor Fitzgerald & Co.